EXHIBIT 99.2

TECHNICAL REPORT AND MINERAL RESOURCE UPDATE

DARK STAR PROJECT,

ELKO COUNTY, NEVADA, USA

Prepared For:	Gold Standard Ventures Corp. 610-815 West Hastings ST Vancouver BC V6C 1B4 Canada

Prepared by:	APEX Geoscience Ltd 110-8429 24 ST NW Edmonton AB T6P 1L3 Canada

Michael B. Dufresne, M.Sc., P.Geol., P.Geo. Steven J. Nicholls, BA.Sc., MAIG

Effective Date: Signing Date:	June 29, 2017 August 11, 2017 Edmonton, Alberta, Canada

Effective Date: June 29, 2017	i

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Contents

1 Summary	1
1.1 Previous Work by Gold Standard Ventures	2
1.2 Current Mineral Resources	8
1.2.1 2017 Dark Star Deposit Updated Mineral Resource	9
1.3 Other Railroad–Pinion Project Prospects	10
1.4 Recommendations	11
2 Introduction	15
2.1 General	15
2.2 Terms of Reference	15
2.3 Units of Measure	17
3 Reliance on Other Experts	18
4 Property Description and Location	18
4.1 Description and Location	18
4.2 Royalties and Agreements	20
4.3 Environmental Liabilities and Permits	24
4.3.1 Plan of Operations	24
4.3.2 Notice Level	24
4.3.3 Private Land Disturbance	26
4.3.4 Other Permits	26
5 Accessibility, Climate, Local Resources, Infrastructure and Physiography	28
5.1 Accessibility	28
5.2 Site Topography, Elevation and Vegetation	28
5.3 Climate	28
5.4 Local Resources and Infrastructure	29
6 History	29
6.1 Railroad Project Historic Exploration	29
6.2 Railroad Project Historic Resource Estimates	38
6.3 Pinion Project Historic Exploration	40
6.4 Pinion Historic Drilling	41
6.5 Pinion Historic Resource Estimates	44
6.6 Dark Star Historic Exploration	48
6.7 Dark Star Historic Drilling	49
6.8 Dark Star Historic Resource Estimates	53
6.9 Dixie Creek Historic Exploration and Drilling	53
6.10 Other Prospects Historical Exploration	55
6.10.1 Jasperoid Wash	55
6.10.2 Black Rock	57
6.10.3 JR Buttes	57
7 Geological Setting and Mineralization	57
7.1 Regional Geology	58
7.2 Local Geology	61
7.2.1 Pinion Geology	65
7.2.2 Dark Star and Dixie Creek Geology	66
7.3 Mineralization	68

Effective Date: June 29, 2017	ii

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

7.3.1 North Bullion	69
7.3.2 Pinion Deposit Area	73
7.3.3 Dark Star Area	79
7.3.4 Dixie Creek Area	81
7.3.5 Jasperoid Wash Area	82
7.3.6 JR Buttes and Black Rock Area	82
8 Deposit Types	82
9 Exploration	84
9.1 Previous Exploration (2009-2016)	85
9.1.1 Geological Mapping	85
9.1.2 Geophysics	85
9.1.3 Geochemistry	89
9.1.4 Petrography	92
9.2 2017 Exploration	92
10 Drilling	92
10.1 Previous Drilling (2010-2016)	93
10.1.1 Railroad Project Area	93
10.1.2 Pinion Deposit Area	97
10.1.3 Dark Star Deposit Area	102
11 Sample Preparation, Analyses and Security	108
11.1 Surface Soil and Rock Sampling	108
11.2 Diamond Drill Core	109
11.3 Reverse-circulation Drillhole Cuttings	110
12 Data Verification	111
12.1 Non-Analytical Data	111
12.2 Analytical Data (Quality Assurance and Quality Control Program)	111
12.2.1 2016 Pinion Project Drill Program QA/QC	112
12.2.2 2016 Railroad Project Drill Program QA/QC	112
12.2.3 2016 Dark Star Drill Program QA/QC	112
12.2.3.1 Blanks	113
12.2.3.2 Standard Reference Materials	113
12.2.3.3 Lab-inserted Standard Reference Materials	116
12.2.3.3.1. Bureau Veritas Inserted Blanks and Prep-blanks	116
12.2.3.3.2. Bureau Veritas Inserted Standards	116
12.2.3.3.3. Bureau Veritas Internal Duplicate Core Sample Assays	117
12.2.3.3.4. Replicate Core Sample Assays	118
12.2.3.4 Umpire Check Assays	118
13 Mineral Processing and Metallurgical Testing	120
13.1 1991 Crown Resources Test Work	120
13.2 GSV 2016 Metallurgical Test Work	122
13.3 GSV 2017 Metallurgical Test Work	123
14 Mineral Resource Estimates	124
14.1 Introduction	124
14.2 Data	125
14.2.1 Drillhole Database Validation	125
14.2.2 Micromine Database	127

Effective Date: June 29, 2017	iii

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

14.3 Lithological Model/Lode Interpretation	128
14.3.1 Data Summary and Histograms	135
14.3.2 Data Type Comparison	135
14.4 Quality Control	139
14.5 Drillhole Flagging and Compositing	141
14.6 Top Cut Capping	143
14.7 Grade Continuity	144
14.8 Search Ellipsoids	148
14.9 Bulk Density	148
14.10 Block Model Extents and Block Size	150
14.11 Grade Estimation	151
14.12 Model Validation	151
14.12.1 Visual Validation	151
14.12.2 Statistical Validation	155
14.12.3 Northing Comparison	156
14.12.4 Easting Comparison	156
14.12.5 Elevation Comparison	157
14.13 Resource Classification	158
14.14 Evaluation of Reasonable Prospects for Economic Extraction	160
14.15 Mineral Resource Reporting	160
14.16 Additional Railroad-Pinion Mineral Resources	163
14.16.1 2016 Pinion Updated Resource Estimate	163
15 Adjacent Properties	169
15.1 Rain	169
15.2 Emigrant Mine	171
15.3 Pony Creek Property	172
16 Other Relevant Data and Information	172
17 Interpretation and Conclusions	172
17.1 Previous Work by Gold Standard Ventures	173
17.2 Current Mineral Resources	175
17.2.1 2017 Dark Star Deposit Mineral Resource	175
17.3 Other Railroad–Pinion Project Prospects	177
18 Recommendations	178
19 References	182
Certificate of Qualified Person	189

Figures

Figure 2.1. Project location map.	16
Figure 4.1. Property map for the Railroad– Pinion Project.	19
Figure 4.2. Property map summarizing the Railroad-Pinion Net Smelter Royalty encumbrances.	22
Figure 4.3. Property map summarizing the Railroad-Pinion Net Profit Royalty encumbrances.	23
Figure 4.4. Property map with railroad PoO and NOI boundaries.	25
Figure 4.5. Property map for the Railroad-Pinion Project showing surface ownership.	27
Figure 6.1. Historic soil samples Railroad-Pinion project.	32
Figure 6.2. Historic rock samples Railroad-Pinion project.	33

Effective Date: June 29, 2017	iv

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 6.3. Historic drillhole collar locations for the Railroad-Pinion project.	34
Figure 6.4. Highest assay in drillholes at the Railroad-Pinion project.	35
Figure 7.1. Regional geology of the Carlin area.	59
Figure 7.2. Longitudinal section illustrating the four igneous cored domes on the Carlin Trend.	60
Figure 7.3. Property geology.	62
Figure 7.4. Railroad–Pinion Project stratigraphic column.	63
Figure 7.5. Stratigraphic column for Dark Star area.	67
Figure 7.6. Railroad–Pinion Project prospects (mineralized zones).	70
Figure 7.7. North Bullion tectono-stratigraphic column.	71
Figure 7.8. Pinion Deposit stratigraphic setting.	74
Figure 7.9a. Pinion Deposit area local geology and cross section locations.	75
Figure 7.9b. Pinion Deposit cross section S1.	76
Figure 7.9c. Pinion Deposit cross section S2.	77
Figure 7.9d. Pinion Deposit cross section S3.	78
Figure 7.10. Dark Star Schematic Cross Section.	79
Figure 7.11. Dark Star Deposit detailed tectono-stratigraphic section.	80
Figure 9.1. GSV’s geological map of the Railroad–Pinion Project.	86
Figure 9.2. Summary of the area covered by ground geophysical surveys completed for the Railroad–Pinion Project by GSV from 2009 to 2015.	87
Figure 9.3. Interpreted CSAMT Structures over Geology DS Corridor.	88
Figure 9.4. Airborne magnetic survey (total magnetics) purchased by GSV in 2016.	90
Figure 9.5. Summary of the area covered by geochemical surveys completed for the Railroad–Pinion Project by GSV from 2010 to 2015.	91
Figure 10.1. Collar locations of drillholes completed for the Railroad Project by GSV from 2010 to 2016.	96
Figure 10.2. Collar locations of drillholes completed in the Pinion Deposit area by GSV from 2014-2016.	101
Figure 10.3. Collar locations of drillholes completed in the Dark Star Deposit area by GSV in 2015-2016.	103
Figure 12.1. 2016 Dark Star drill program blank pulp assays.	113
Figure 12.2. Assay data for standard 0.75 ppm Au (MEG-Au.13.02).	115
Figure 12.3. Assay data for standard 2.69 ppm Au (MEG-Au.11.17).	115
Figure 12.4. Analyses of Bureau Veritas inserted standard OXC129.	117
Figure 12.5. Bureau Veritas duplicates versus original assay value for Dark Star 2016.	118
Figure 12.6. Bureau Veritas replicates versus original assay value for Dark Star 2016.	119
Figure 13.1. The 1991 Dark Star Bottle Roll Test Drill Hole Locations.	121
Figure 13.2. Comparison of Cn leach and fire assay gold data for select 2015 Dark Star Deposit samples.	123
Figure 14.1. Dark Star Geology Interpretation of 4479350 N Cross-section.	127
Figure 14.2. Three dimensional view of Dark Star mineralization and the mapped structures.	130
Figure 14.3. 4479250 N (+/-12.5m) cross section showing the interpreted >0.2g/t Au shell.	130
Figure 14.4. Plan view of the Dark Star interpreted lode envelopes.	131
Figure 14.5. Dark Star Interpretation on Cross section 4479200N (+/-25 m).	131
Figure 14.6. Dark Star Interpretation on Cross section 4479400N (+/-25 m).	132
Figure 14.7. Dark Star Interpretation on Cross section 4479700N (+/-25 m).	132
Figure 14.8. Dark Star Interpretation on Cross section 4480100N (+/-50 m).	133

Effective Date: June 29, 2017	v

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 14.9. Histogram of the un-composited gold assay dataset constrained within the lodes.	137
Figure 14.10. Probability Plot of the un-composited gold assay dataset constrained within the lodes.	137
Figure 14.11. 4479230 N Cross section (looking north) +/-20m showing comparison of recent GSV drilling against historic drilling.	138
Figure 14.12. Q-Q Plot of GSV assays versus Historic Assays	138
Figure 14.13. Histogram of sample length for the Dark Star un-composited assay file situated within the mineralization model.	142
Figure 14.14. Log Probability plot of the gold composites situated within the lodes.	143
Figure 14.15 Log histogram of the gold composites situated within the lodes.	144
Figure 14.16 Dark Star Lode 07 and 12 variograms for the composited gold sample data for Dark Star main mineralization.	146
Figure 14.17 Dark Star Lode 08 and 09 variograms for the composited gold sample data for Dark Star north mineralization.	147
Figure 14.18 Plan view showing the spatial distribution of the Dark Star density samples.	150
Figure 14.19 Cross Section 4479156 N (+/- 10 m) Showing Dark Star Block Grade (gold g/t) versus composited sample grade.	152
Figure 14.20 Cross Section 4479400 N (+/- 20 m) Showing Dark Star Block Grade (g/t Au) versus Composited Sample Grade.	152
Figure 14.21 Cross Section 4479640 N (+/- 20 m) Showing Dark Star Block Grade (g/t Au) versus Composited Sample Grade.	153
Figure 14.22 Cross Section 4480080 N (+/- 20 m) Showing Dark Star Block Grade (g/t Au) versus Composited Sample Grade.	153
Figure 14.23 Cross Section 4480180 N (+/- 20 m) Showing Dark Star Block Grade (g/t Au) versus Composited Sample Grade.	154
Figure 14.24 Cross Section 4480320 N (+/- 20 m) Showing Dark Star Block Grade (g/t Au) versus Composited Sample Grade.	154
Figure 14.25 SWATH plot of average gold grades for the composited sample grade versus the calculated grade for the block model by lode.	155
Figure 14.26 Northing SWATH plot of sample composite average grade versus estimated grade in the block model for gold.	156
Figure 14.27 Easting SWATH plot of sample composite average grade versus estimated grade in the block model for gold	157
Figure 14.28 Elevation SWATH plot of sample composite average grade versus estimated grade in the block model for gold.	157
Figure 14.29 Plan view of Dark Star indicated classification area in relation to estimation run number and drill hole density.	159
Figure 14.30 Dark Star 3D Model of the ID1 Block Model within the $1,250/ounce of Gold Pit Shell.	162
Figure 15.1. Adjacent projects property map.	170

Effective Date: June 29, 2017	vi

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Tables

Table 1.1. Summary of highlights from drilling completed in 2016 by GSV within the Dark Star Deposit area.	4
Table 1.2. The 2017 Dark Star NI 43-101 mineral resource estimates for gold at various gold cut-off grades.	9
Table 1.3. Dark Star Prospect recommended exploration plan and budget.	14
Table 6.1. Historic geochemical surveys summarized by company.	31
Table 6.2. Historic resource estimates for railroad project.	40
Table 6.3. Summary of historic exploration on the Pinion Property.	40
Table 6.4. Historic drillholes for the Pinion Project area.	42
Table 6.5. Assay intercept highlights for Pinion drilling 1981 to 2007.	44
Table 6.6. Summary of Pinion Prospect historic resource estimates (Section 22, T30N, R53E).	46
Table 6.7. Summary of historic exploration in the area of the Dark Star Prospect.	48
Table 6.8. Dark Star historic drilling highlights.	49
Table 6.9. Summary of 1995 Cyprus Metals’ Historic Resource Estimate for the Dark Star Prospect (Sections 24 and 25, T30N, R53E).	53
Table 6.10. Dixie Creek historic drilling highlights.	54
Table 6.11. Jasperoid Wash historic drilling highlights.	56
Table 6.12. JR Butte historic drilling highlights.	57
Table 7.1. Formation correlation table.	61
Table 9.1. Summary of previous geophysical work completed for the Pinion–Railroad Project by GSV from 2009 to 2015.	88
Table 9.2. Summary of previous geochemical exploration completed for the Pinion–Railroad Project by GSV from 2010 to 2016.	89
Table 10.1. Summary of drillholes completed for the Railroad Project by GSV from 2010 to 2016.	94
Table 10.2. Summary highlights from drillholes completed in 2016 by GSV at the Bald Mountain Target area.	94
Table 10.3. Summary highlights from drillholes completed in 2016 by GSV at the North Bullion Target area.	95
Table 10.4. Summary of drillholes completed in the Pinion Deposit area by GSV from 2014 to 2016.	97
Table 10.5. Summary highlights from drillholes completed in 2016 by GSV at the Pinion Deposit area.	98
Table 10.6. Summary of drillholes completed in the Dark Star Deposit area by GSV in 2015-2016.	102
Table 10.7. Summary of highlights from drillholes completed in 2016 by GSV within the Dark Star Deposit area.	104
Table 12.1. Summary of 2016 Dark Star drill assay standard sample results.	114
Table 12.2. Summary table of the Bureau Veritas inserted certified standards and the results.	117
Table 13.1. 1991 Dark Star Composite Sample Bottle Roll Leach Test Results.	122
Table 14.1 Dark Star 0.2 lodes names with the corresponding lode codes.	133
Table 14.2 Summary statistics for un-composited gold (g/t) data constrained within the lodes.	136
Table 14.3 Summary statistics of GSV assays versus Historic Assays	139

Effective Date: June 29, 2017	vii

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Table 14.4 Sample length statistics for the Dark Star un-composited assay file situated within the 0.4 and 0.2 domains.	141
Table 14.5 Comparison of gold grade of raw un-composited grade versus the final composited sample file for Dark Star.	142
Table 14.6 Dark Star summary statistics of un-capped versus capped composited grades.	144
Table 14.7 Dark Star semi-variogram parameters for the composited gold main and north mineralization.	146
Table 14.8 Search ellipsoids used for the Dark Star estimation.	148
Table 14.9 Dark Star density measurements broken down by lode.	149
Table 14.10 Block model extents and cell dimensions for the Dark Star block model.	150
Table 14.11 Estimation and search ellipsoid criteria for the Dark Star resource calculation.	151
Table 14.12 Calculated grade of model versus composited average sample grades by lode for the Dark Star estimation.	155
Table 14.13 Parameters used for Whittle Pit Optimization Studies.	160
Table 14.14 Sensitivity analysis of the Dark Star NI 43-101 mineral resource estimate for gold at various cutoffs	161
Table 14.15. Pinion updated NI 43-101 mineral resource estimate for gold	167
Table 14.16. Pinion updated NI 43-101 mineral resource estimate for silver.	168
Table 17.1. 2017 Dark Star NI 43-101 mineral resource estimates for gold.	175
Table 18.1. Dark Star Prospect recommended exploration plan and budget.	181

Appendices

Appendix 1 - List of Units, Abbreviations and Measurements	190
Appendix 2 - Detailed Property Description	194
Appendix 3 - Additional Standard Reference Graphs	227

Effective Date: June 29, 2017	viii

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

1	Summary

The Gold Standard Ventures Corp. (“Gold Standard” or the “Company” or “GSV”) Dark Star Deposit is located within the Railroad-Pinion Project (the “Project”) at the southeast end of the Carlin (Gold) Trend, a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada. The Carlin Trend, so named for the city of Carlin, NV, comprises more than 40 separate gold deposits that have produced more than 80 million ounces of gold to date (Muntean, 2014). The Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend in the Piñon Range (Jackson and Koehler, 2014). The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The project area covers a significant portion of the southernmost structural window within the Carlin Trend that exposes prospective Upper Paleozoic (Devonian – Pennsylvanian/Permian) units that host gold mineralization often associated with multilithic collapse breccias elsewhere in the district. Exploration in the last year has yielded positive drilling results at Pinion, Dark Star, Bald Mountain and North Bullion. These results have led to the definition of additional resource potential at Dark Star, Pinion and the North Bullion deposits. This Technical Report provides an undated Mineral Resource Estimate for the Dark Star Deposit based upon 2016 drill results.

The Railroad-Pinion Project is located along the Piñon mountain range approximately 15 miles (24 km) south-southeast of Carlin, NV, in the Railroad Mining District. The Project consists of 52,731 gross acres (21,339 gross hectares) of subsurface mineral rights comprising 29,103 gross acres (11,777 gross hectares) that are owned 100 per cent (%) as patented and unpatented lode mining claims and a further 23,628 gross acres (9,562 hectares) in subsurface mineral rights on private lands. The private land ownership ranges from 49.2% to 100% yielding a net position of 20,657 gross acres (8,360 gross hectares) of subsurface mineral rights for the private lands within the Railroad-Pinion Project Area. The Company is pursuing the minority interest in the key private land parcels. The subsurface mineral rights for the private lands are held under contractual arrangement via ‘Surface Use Agreement with Conditional Purchase Option’, ‘Mining Lease and Agreement’, and ‘Mineral Lease Agreement’ contracts. The estimated holding cost for the Patented mineral claims, private lands, and leased unpatented claims controlled by Gold Standard is US$951,427 per annum. Gold Standard’s estimated maintenance cost for the current package of unpatented lode claims is an additional US$273,487 per annum. Thus, the total cost for maintaining the current Property on an annual basis is US$1,224,914.

The Railroad Mining District was intermittently active as a copper, lead, silver, zinc, and gold district from 1869 until the early 1960’s. Modern exploration began in the late 1960’s. Since that time fifteen companies have preceded GSV with district-wide exploration; completing fairly extensive surface mapping, geochemical sampling and drilling including the collection of 3,508 rock samples, 6,260 soil samples and the completion of 382 drillholes at the Railroad Project (Hunsaker, 2010, 2012a,b; Shaddrick, 2012; Koehler et al., 2014).

Gold Standard’s aggressive and on-going, geologic model-driven exploration programs at the Railroad–Pinion Project since 2010 have confirmed and expanded previously identified zones of mineralization and have resulted in the discovery of several new zones and styles of mineralization. Currently, the Railroad–Pinion Project includes a variety of mineralization types: 1) Carlin-style disseminated gold in carbonate dissolution collapse breccia at the contact between Devonian carbonates and Mississippian siliciclastics at the Pinion and North Bullion deposits; 2) Carlin-style disseminated gold in silicified Pennsylvanian siliciclastic and carbonate rocks at the Dark Star Deposit; 3) stacked, tabular oxide gold and copper zones in quartz hornfels breccia at the Bald Mountain Target; and 4) skarn-hosted silver, copper, lead and zinc mineralization at the Central Bullion Target (Jackson and Koehler, 2014; Koehler et al., 2014; Turner et al., 2015; Dufresne et al., 2015).

Effective Date: June 29, 2017	1

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

This report is an update to the most recent Dark Star Deposit Technical Report by Dufresne et al. (2015) and the most recent Railroad-Pinion Technical Report by Dufresne et al. (2017). It details an updated NI 43-101 compliant Mineral Resource Estimate for the Dark Star Deposit and summarizes work completed by GSV on the Railroad-Pinion Project and its surrounding area. In the opinion of the authors of this Technical Report, exploration techniques and, specifically, the sampling and analytical procedures employed by Gold Standard at the Railroad-Pinion Project are consistent with industry standards and are appropriate both with respect to the type of mineral deposit(s) being explored and with respect to ensuring overall data quality and integrity. In addition, it is the opinion of the authors of this Technical Report that the Railroad-Pinion Project remains a ‘property of merit’ and warrants continued exploration and development work as detailed below.

1.1	Previous Work by Gold Standard Ventures

Gold Standard has been exploring the Railroad–Pinion Project area since 2010, discovering new exploration targets and advancing known prospects and deposits by executing systematic, geological model-driven and aggressive exploration. Exploration work from 2010 to 2016 has consisted of geological mapping, geochemical and geophysical surveys, and drilling. Gold Standard has collected over 10,000 geochemical samples and completed geophysical surveys that cumulatively cover much of the Property. Prior to 2015, exploration activities by Gold Standard were focused on the Railroad Project. Work completed in 2015 was largely focused on the Pinion Project after it was acquired by Gold Standard in 2014. Work completed in 2016 focused primarily on the Dark Star deposit area, which included exploration at the Dark Star Main Zone, the Dark Star North Zone and the Dark Star Corridor.

Gold Standard has conducted drilling on the Railroad–Pinion Project since 2010 to test the extent of known mineralization, support ongoing geological modelling and resolve current geological models. From 2010 to 2016, a total of 299 drillholes have been completed totalling 122,074.3 m (400,506.3 ft) on the Railroad–Pinion Project.

Drilling conducted in the Railroad Project area during 2012 and 2013 confirmed and expanded a significant Carlin-style, disseminated gold system at the North Bullion target, and identified new mineralized zones at the Bald Mountain and Sylvania (Central Bullion) targets (Koehler et al., 2014; Turner et al., 2015). Drilling conducted by Gold Standard in 2014 focused on the Bald Mountain prospect and intersected significant thicknesses of altered and brecciated lithologies hosting Au-Ag-Cu mineralization. Drilling at North Bullion during 2015 focused on expanding a zone of higher grade gold mineralization within the “lower collapse breccia” where sufficient data now exists to warrant an initial mineral resource estimate. In 2016, the drilling program at the Railroad portion of the Project area was designed to extend mineralization and to test new targets at Bald Mountain, North Bullion, and Cherry Springs areas. The drilling at North Bullion extended the zone of known mineralization to the north and northwest (Dufresne et al., 2017). The North Bullion mineralized zone remains open in a number of directions and warrants further drilling. Continued drilling on the Bald Mountain and Sylvania (Central Bullion) targets is also recommended based upon early-stage drill results. Early-stage results from several other target areas at the Railroad portion of the Project area indicate that additional geologic work and drilling is also warranted.

Effective Date: June 29, 2017	2

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

In early 2014, Gold Standard significantly increased its land position with the acquisition of the Pinion Project area, which is contiguous to the south with the Company’s original Railroad Project area (Koehler et al., 2014; Turner et al., 2015). The Pinion transaction comprised the acquisition of increased mineral rights on lands where the Company previously held a minority interest and acquisition of mineral rights on additional lands where the Company previously held no interest. The Pinion acquisition was part of an on-going effort to consolidate the mineral rights for the greater Railroad District. In April 2014, GSV announced a further consolidation of mineral rights at Bald Mountain within the Railroad Project area (see GSV Press Release dated April 1, 2014) and later announced the acquisition of lands and additional mineral rights within, and south of, the Pinion Project area covering the Dark Star and Dixie Creek gold prospects (see GSV Press Release dated December 11, 2014).

The acquisitions and mineral rights consolidation completed by the Company in 2014 represented an important step in the advancement of the overall Railroad–Pinion Project with the addition of three important gold prospects at Pinion, Dark Star and Dixie Creek. Work by Gold Standard at the Pinion Project area in 2014 comprised the compilation and review of historic data from the Pinion and Dark Star prospects and included a significant re-logging effort of archived Pinion core along with Pinion and Dark Star RC chip samples. An initial phase of drilling at the Pinion Deposit comprising 13 holes confirmed historic drilling assay results and the geological model for the deposit, which were utilized for a maiden NI 43-101 compliant mineral resource estimate that was completed in September, 2014 (Dufresne et al., 2014; Turner et al., 2015). In late 2014, a second phase of drilling comprising 44 RC holes was completed at the Pinion Deposit area and was successful in expanding the extent of gold mineralization. Drilling at the Railroad–Pinion Project in 2015 comprised 41 drillholes. The majority of the drillholes (24) were completed at the Pinion Deposit area and were intended primarily to step-out and extend the zone of mineralization comprising the then recently established NI 43-101 compliant maiden resource (Dufresne et al., 2014; Turner et al., 2015). The 2015 Pinion Deposit area drill program achieved a number of significant drill intercepts that extended the previously defined zone of mineralization to the north and to the south. The results of the 2015 drilling at the Pinion Deposit led to revised geological modelling and resource estimation in 2016 (Dufresne and Nicholls, 2016). Twenty-five (25) drillholes were completed in 2016 at the Pinion Deposit. The drilling was designed to extend known zones of mineralization, provide “in-fill” data for specific zones, provide material for metallurgical testing, and to test the Irene target west of the Pinion Deposit and the Sentinel target to the north of the Pinion Deposit. The drill program resulted in the identification of a new stratigraphic target for the project at the Sentinel target; a shallow, oxidized mineralized zone open to the north and west. In addition, the Pinion mineralization was extended along the west and the southwest edge of the Pinion Deposit (Dufresne et al., 2017).

Effective Date: June 29, 2017	3

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Thirteen (13) drillholes were completed at the Dark Star prospect area located in the southern (Pinion) portion of the project during 2015 and identified significant gold mineralization. The drilling intersected a vertically extensive oxide gold zone hosted in variably silicified and quartz veined bioclastic debris flows and conglomerates within Pennsylvanian-Permian units that lie stratigraphically higher than the Devils Gate – Tripon Pass host to the Main Pinion Zone of gold mineralization. The final 2015 drillhole at Dark Star was a core hole (DS15-13, which twinned reverse circulation hole DS15-11) that had identified multiple significant intersections of gold mineralization approximately 500 m north of the Dark Star Main Zone.

The primary focus of the 2016 Railroad-Pinion drill program was the Dark Star prospect area with 40 drillholes completed over Main and North Zone and along the Dark Star Corridor. The drilling at the Dark Star prospect area extended the mineralization of the Main Zone to the west and northwest and extended the zone of known mineralization into the new North Zone, joining the two targets (Dufresne et al., 2017). Highlights from the 2016 drilling program at the Dark Star area are listed in Table 1.1. The results from the 2016 drilling at the Dark Star Deposit led to revised geological modelling and an updated NI 43-101 compliant Mineral Resource Estimate, which is detailed below in section 14.

In early 2017, Gold Standard significantly increased its land position with the acquisition of additional contiguous land to the south of the Dark Star and Pinion deposit areas (see GSV Press Release dated March 23, 2017). The land acquisition by Gold Standard is part of an on-going effort to consolidate the mineral rights for the greater Railroad District and to allow continued exploration of the southern strike extensions of the Dark Star Corridor.

Table 1.1. Summary of highlights from drilling completed in 2016 by GSV within the Dark Star Deposit area.

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
DS16-01	150.9	155.3	4.4	495	509.4	14.4	0.17	0.005
	200.6	201.2	0.6	658	660	2	0.36	0.01
	223.6	225.6	2	733.5	740	6.5	0.2	0.006
	231.1	236	4.9	758	774	16	0.15	0.004
	250.7	251.7	1	822.5	825.7	3.2	0.23	0.007
	255.8	260.2	4.4	839	853.5	14.5	0.14	0.004
	264.5	266	1.5	867.5	872.5	5	0.32	0.009
	269.1	272	2.9	882.5	892	9.5	0.17	0.005
DS16-02	11	13.4	1.5	39	44	5	0.15	0.004
	33.5	37.5	4	110	123	13	0.45	0.013
	42.8	52.1	9.3	140.5	171	30.5	0.5	0.015
	100	102	2	328	334.5	6.5	0.18	0.005
	107.9	131.1	23.2	354	430	76	0.72	0.021
including	123.4	128	4.6	405	420	15	1.8	0.053
DS16-03	79.3	90	10.7	260	295	35	0.79	0.023
DS16-03B	53.3	54.8	1.5	175	180	5	0.15	0.005
	60.9	65.5	4.6	200	215	15	0.21	0.006

Effective Date: June 29, 2017	4

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
DS16-03B cont.	82.3	95.1	12.8	270	312	42	0.37	0.011
	97	98.2	1.2	318	322	4	0.78	0.023
	101.5	202.7	101.2	333	665	332	1.5	0.043
including	148.8	181.1	32.3	488	594	106	2.87	0.083
	225.3	226.2	0.9	739	742	3	0.24	0.007
	317.3	347.9	30.6	1041	1141.5	100.5	0.5	0.015
including	317.3	320.4	3.1	1041	1051	10	1.79	0.052
	363.4	367.7	4.3	1192	1206	14	0.25	0.007
	370.1	372.5	2.4	1214	1222	8	0.15	0.004
DS16-05	3.6	4.8	1.2	12	15.8	3.8	0.17	0.005
	7.3	10.6	3.3	24	34.8	10.8	0.19	0.006
	32.3	34	1.7	106	111.5	5.5	0.17	0.005
	38.6	44.5	5.9	126.5	146	19.5	0.18	0.005
	49.1	50.6	1.5	161	166	5	0.16	0.005
	53	55.7	2.7	174	183	9	0.17	0.005
	67.4	71.9	4.5	221	235.7	14.7	0.25	0.007
	78.5	81.4	2.9	257.5	267	9.5	0.16	0.005
	86	97.4	11.4	282	319.5	37.5	0.21	0.006
	177.4	182.6	5.2	582	599	17	0.2	0.006
	187.4	189.1	1.7	615	620.5	5.5	0.15	0.004
	197.2	200.3	3.1	647	657	10	0.17	0.005
	216.5	218.9	2.4	710	718	8	0.44	0.012
	225.6	249.7	24.1	740	819	79	1.28	0.037
	255.5	258.2	2.7	838	847	9	0.38	0.011
DS16-06	118.9	122	3.1	390	400	10	0.17	0.005
DS16-07	154	163.1	9.1	505	535	30	1.08	0.032
	170.7	208.8	38.1	560	685	125	0.56	0.016
including	187.5	195.1	7.6	615	640	25	1.08	0.032
	214.9	218	3.1	705	715	10	0.19	0.006
	225.6	254.6	29	740	835	95	0.67	0.02
	263.7	283.5	19.8	865	930	65	0.28	0.008
	298.8	318.6	19.8	980	1045	65	0.54	0.016
	327.7	330.8	3.1	1075	1085	10	0.25	0.007
	335.4	341.5	6.1	1100	1120	20	0.15	0.004
	349	352.1	3.1	1145	1155	10	0.26	0.008
	356.7	364.3	7.6	1170	1195	25	0.56	0.016
	368.9	385.7	16.8	1210	1265	55	0.91	0.027
DS16-08	76.3	76.8	0.5	250.5	252	1.5	0.3	0.009
	89	93	4	292	305	13	0.23	0.007

Effective Date: June 29, 2017	5

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
DS16-08 cont.	100.9	107.3	6.4	331	352	21	0.46	0.013
	110.1	112.5	2.4	361	369	8	0.47	0.014
	114	135.3	21.3	374	444	70	0.67	0.02
	147.8	154.4	6.6	485	506.5	21.5	0.16	0.005
	157.2	159.6	2.4	515.6	523.5	7.9	0.22	0.006
	165.2	291.4	126.2	542	956	414	3.95	0.115
including	179.6	223.6	44	589	733.4	144.4	4.7	0.137
and	247	264.9	17.9	810.3	869	58.7	5.6	0.164
and	275	282.9	7.9	902	928	26	10.7	0.312
	334.4	338.7	4.3	1097	1111	14	0.45	0.013
	349.7	355.8	6.1	1147	1167	20	0.43	0.013
	359.1	362.5	3.4	1178	1189	11	0.2	0.006
DS16-10	39.6	44.2	4.6	130	145	15	0.17	0.005
	57.9	105.2	47.3	190	345	155	0.64	0.019
including	67.1	74.7	7.6	220	245	25	1.22	0.036
	175.3	176.8	1.5	575	580	5	0.48	0.014
	182.9	189	6.1	600	620	20	0.14	0.004
	254.6	269.8	15.2	835	885	50	0.27	0.008
DS16-11	106.7	111.3	4.6	350	365	15	0.4	0.012
DS16-17	27.7	140.2	112.5	91	460	369	0.69	0.020
including	41.8	72.2	29.9	137	237	100	1.16	0.034
and	108.8	130.1	21.3	357	427	70	0.96	0.028
DS16-18	0.3	73.2	72.9	1	240	239	1.07	0.031
including	35.2	63.1	27.9	115.5	207	91.5	1.8	0.052
DS16-19	228.6	233.2	4.6	750	765	15	0.21	0.006
	236.3	237.8	1.5	775	780	5	0.53	0.015
	240.8	243.9	3.1	790	800	10	0.16	0.005
	272.9	282	9.1	895	925	30	0.21	0.006
	292.7	297.3	4.6	960	975	15	0.18	0.005
	306.4	307.9	1.5	1005	1010	5	0.24	0.007
	324.6	327.7	3.1	1065	1075	10	0.17	0.005
	330.8	338.4	7.6	1085	1110	25	0.21	0.006
DS16-20	2.7	84.0	81.3	9	275.5	266.5	0.49	0.014
including	48.0	63.2	15.2	157.5	207.5	50	1.37	0.040
DS16-21	16.6	20.4	3.8	54.5	67	12.5	0.23	0.007
	38.6	94.8	56.2	126.7	311	184.3	1.83	0.053
including	62.2	68	5.8	204	223	19	2.74	0.08
and	73.7	83.5	9.8	242	274	32	3.78	0.11
	128.3	135.5	7.2	421	444.5	23.5	0.41	0.012

Effective Date: June 29, 2017	6

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
DS16-21 cont.	154.6	156.1	1.5	507	512	5	0.19	0.006
	208.2	209.1	0.9	683	686	3	0.14	0.004
	226.1	229.9	3.8	741.5	754	12.5	0.15	0.004
DS16-22	6.1	7.6	1.5	20	25	5	0.7	0.02
	102.1	106.7	4.6	335	350	15	0.16	0.005
	118.9	131.1	12.2	390	430	40	0.16	0.005
	149.4	150.9	1.5	490	495	5	0.17	0.005
	164.6	166.1	1.5	540	545	5	0.14	0.004
	173.8	178.4	4.6	570	585	15	0.15	0.004
	182.9	192	9.1	600	630	30	0.37	0.011
DS16-24	104.5	114	9.5	343	374	31	0.16	0.005
	119.8	136.9	17.1	393	449	56	0.41	0.012
	143.3	144.5	1.2	470	474	4	0.3	0.009
	152.4	161.5	9.1	500	530	30	0.28	0.008
	165	165.5	0.5	541.5	543	1.5	0.52	0.015
	171.6	175.7	4.1	563	576.5	13.5	0.33	0.009
	180.8	278.1	97.3	593	912	319	3.16	0.092
including	203.9	214	10.1	669	702	33	4.02	0.117
and	225.9	275	49.1	741	902	161	4.62	0.134
including	262.5	275	12.5	861	902	41	6.09	0.178
DS16-26	187.2	225.3	38.1	614	739	125	0.73	0.021
including	203.9	208.5	4.6	669	684	15	2.61	0.076
	231.4	263	31.6	759	862.5	103.5	0.49	0.014
	274.1	326.2	52.1	899	1070	171	1.04	0.03
including	291.8	298.5	6.7	957	979	22	2.03	0.059
and	306.3	322.2	15.9	1004.5	1056.5	52	2	0.058
	386.9	388	1.1	1269	1272.5	3.5	0.19	0.006
	462.8	463.7	0.9	1518	1521	3	0.17	0.005
DS16-27	67.4	69.7	2.3	221	228.5	7.5	0.21	0.006
	73.3	73.9	0.6	240.5	242.5	2	0.23	0.007
	77.7	80.1	2.4	255	263	8	0.16	0.005
	93	94.2	1.2	305	309	4	0.19	0.006
	98.5	101.2	2.7	323	332	9	0.15	0.004
	108.8	110.1	1.3	356.7	361	4.3	0.2	0.006
	114.6	153.6	39	376	504	128	0.72	0.021
including	136.9	144.2	7.3	449	473	24	1.49	0.043
DS16-28	5.2	7	1.8	17	23	6	0.25	0.007
DS16-31	62.8	64.3	1.5	206	211	5	0.23	0.007
	67.7	70.3	2.6	222	230.5	8.5	0.17	0.005

Effective Date: June 29, 2017	7

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
DS16-31 cont.	84.8	86	1.2	278	282	4	0.26	0.008
	103	107.3	4.3	338	352	14	0.22	0.007
	118	135.7	17.7	387	445	58	0.4	0.012
DS16-32	69.8	71.8	2	229	235.5	6.5	0.15	0.004
DS16-33	69.2	92.5	23.3	227	303.5	76.5	0.28	0.008
	104.3	105.8	1.5	342	347	5	0.17	0.005
	113.4	116.5	3.1	372	382	10	0.22	0.006
	121	126.8	5.8	397	416	19	0.24	0.007
	130.2	152	21.8	427	498.5	71.5	0.35	0.01
	156.7	204.3	47.6	514	670	156	0.49	0.014
including	169.2	174.1	4.9	555	571	16	1	0.029
and	177.4	182.9	5.5	582	600	18	1.09	0.031
	206.7	220.7	14	678	724	46	0.76	0.022
including	212.5	219.2	6.7	697	719	22	1.13	0.033
DS16-34	275.2	276.7	1.5	902.5	907.5	5	0.21	0.006
DS16-36	156.4	158.8	2.4	513	521	8	0.17	0.005
DS16-37	8.2	9.4	1.2	27	31	4	0.18	0.005
	84.5	87.2	2.7	277	286	9	0.17	0.005
	176.7	179.6	2.9	579.5	589	9.5	0.23	0.007
DS16-38	196.6	202.7	6.1	645	665	20	0.22	0.006
	219.5	243.9	24.4	720	800	80	2.03	0.059
including	228.6	239.3	10.7	750	785	35	3.62	0.106
	394.8	396.3	1.5	1295	1300	5	0.36	0.011
	405.5	413.1	7.6	1330	1355	25	0.24	0.007
	416.2	436	19.8	1365	1430	65	0.36	0.011

*m=meters, ft=feet, g/t=grams per metric tonne, oz/st=troy ounces per short ton, Au=gold

1.2	Current Mineral Resources

Since GSV acquired and amalgamated the Railroad-Pinion Project they have undertaken an aggressive exploration strategy aimed at delineating NI 43-101 compliant mineral resource estimates at several of the pre-existing and newly discovered prospects. To date, maiden NI 43-101 compliant Mineral Resource Estimates for the Pinion Deposit by Dufresne et al. (2014) and the Dark Star Deposit by Dufresne et al. (2015) have been completed. In early 2016, a revised Mineral Resource Estimate was completed for the Pinion Deposit by APEX utilizing all of the historic through 2015 drilling data (Dufresne and Nicholls, 2016).

This report details an updated NI 43-101 compliant Mineral Resource Estimate completed for the Dark Star Deposit. Details of the three previous NI 43-101 compliant Mineral Resource Estimates completed to date for the Railroad-Pinion Project are summarized in Section 14.16 of this report and are detailed in previous reports including Dufresne et al. (2014), Dufresne et al. (2015), and Dufresne et al. (2017). Copies of the Maiden 2014 Pinion Mineral Resource Report, the Maiden 2015 Dark Star Mineral Resource Report and the 2016 Pinion Mineral Resource Update Report are available for review on SEDAR.

Effective Date: June 29, 2017	8

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

1.2.1	2017 Dark Star Deposit Updated Mineral Resource

The 2017 updated NI 43-101 compliant Mineral Resource Estimate for the Dark Star Deposit was completed in 2017 by APEX under the supervision and direction of Mr. Michael Dufresne, M.Sc., P.Geol., P.Geo., a co-author of this report, and Mr. Steven Nicholls, BA.Sc., MAIG, both Qualified Persons under NI 43-101 (see GSV Press Release dated June 29, 2017). The 2017 updated Mineral Resource Estimate for the Dark Star Deposit comprises an Indicated Mineral Resource of 15.38 million tonnes (16.95 million tons) grading 0.54 g/t (0.016 oz/st) Au, totalling 265,100 ounces of gold, and an Inferred Mineral Resource of 17.05 million tonnes (18.79 million tons) grading 1.31 g/t (0.038 oz/st) Au, totaling 715,800 ounces of gold, using a lower cut-off grade of 0.20 g/t (0.006 oz/st) Au (Table 1.2).

Table 1.2. The 2017 Dark Star NI 43-101 mineral resource estimates for gold at various gold cut-off grades (from GSV Press Release dated June 29, 2017)*.

Category*	Au Cut-off Grade (grams per tonne)	Tonnage (million metric tonnes)	Average Au Grade (grams per tonne)	Contained Au** (troy ounces)***
Indicated	0.0	15.38	0.54	265,100
	0.2**	15.38	0.54	265,100
	0.3	14.91	0.54	261,000
	0.4	12.16	0.59	229,300
	0.5	7.95	0.66	168,200
	0.6	4.01	0.77	98,900
	0.7	2.02	0.89	57,800
	0.8	1.19	0.99	37,800
	0.9	0.71	1.08	24,800
	1.0	0.40	1.19	15,500

Inferred	0.0	17.06	1.31	715,900
	0.2**	17.05	1.31	715,800
	0.3	16.38	1.35	710,300
	0.4	15.17	1.43	696,400
	0.5	14.06	1.51	680,500
	0.6	12.82	1.60	658,500
	0.7	11.34	1.72	627,600
	0.8	10.04	1.85	596,300
	0.9	8.92	1.97	565,900
	1.0	8.07	2.08	539,700

* Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to allow for the classification of the inferred resources tabulated above as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

Effective Date: June 29, 2017	9

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

** The recommended reported resources are highlighted in bold and have been constrained within a US$1,250/ounce of gold optimized pit shell.

*** ‘Contained Ounces’ may not add due to rounding.

The 2017 Mineral Resource Estimate for the Dark Star gold deposit was based on the results of 23 diamond core holes and 135 RC drillholes from multiple historic and recent drilling campaigns completed from 1984 to 2016. Drilling ranges in spacing from 2 to 160 m in the resource area. A total of 683 bulk density samples were collected from the 2015 and 2016 core holes, of which 260 bulk density samples were situated within the mineralized lode wireframes and were examined on a lode by lode basis. The average bulk density for the mineralized lodes ranges from 2.46 g/cm3 to 2.62 g/cm3, with an average bulk density of 2.54 g/cm3 for the Dark Star mineral resource. The Dark Star assay file comprised 25,376 analyses of variable lengths, of which 3,507 assays were situated within the gold mineralized lodes. The silver content of the deposit is neglible and therefore was not estimated.

The Dark Star Indicated and Inferred Mineral Resource was calculated using the Inverse Distance (ID1) method for each of the six lodes. The combined resource estimation was conducted using inverse distance and was compared to inverse distance squared (ID2) and ordinary kriging (OK) estimations. A parent block model size of 6 m (X) x 6 m (Y) x 6 m (Z) was chosen for the combined Dark Star and North Dark Star block model, with sub-blocking (down to 3 m x 3 m x 3 m) to provide a better representation of lode volumes. Resource estimation was only calculated on parent blocks with all the sub-blocks within the parent block assigned the parent block grade.

The 2017 updated Dark Star gold deposit resource has been classified as comprising both Indicated and Inferred resources according to the recent CIM definition standards. The classification of the Dark Star gold resource was based on geological confidence, data quality, and grade continuity. No portion of the current mineral resource has been assigned to the “Measured” category. All reported mineral resources occur within a pit shell optimized using values of US $1,250 per ounce for gold. In the opinon of APEX Geoscience Ltd., the reported 2017 Dark Star Deposit gold resource has reasonable prospects for eventual economic extraction.

1.3	Other Railroad–Pinion Project Prospects

Based upon a review of available historic information and recent data from the on-going exploration work by GSV at other prospect areas throughout the Railroad-Pinion Project area, the authors conclude:

Sixteen target areas have been identified by Gold Standard for additional exploration at the Railroad portion of the Project area (Koehler et al., 2014). The targets are focused on gold, but also include silver, copper, lead and zinc. Nine of these targets have been drilled by Gold Standard. Although Gold Standard has drilled and conducted extensive work in these areas, and historic work has been completed in others, sampling and drilling of sufficient density to determine the distribution and continuity of gold mineralization at most of the targets at the Railroad Project is not yet sufficient to establish a mineral resource or reserve, perhaps with the exception of North Bullion.

Effective Date: June 29, 2017	10

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

•	Gold Standard has continued to confirm the occurrence of an important sedimentary rock-hosted gold system at the North Bullion Target. Drilling to date has intersected Carlin-style gold mineralization with high grades in a number of intercepts and continues to indicate that the North Bullion discovery is a significant carbon-sulfide refractory gold deposit that remains open in multiple directions. Continued step-out and offset drilling is warranted for the lower collapse breccia zone. In addition, sufficient data has now been collected to warrant geological modelling of the deposit and preliminary work towards a mineral resource estimate. Further work, including additional drilling and metallurgical work, may be required prior to completing a maiden resource estimate for North Bullion.

•	Gold Standard has confirmed the discovery of a new sedimentary rock-hosted gold and copper system hosted in oxidized, brecciated and hornfelsed rocks at the Bald Mountain Target. Drill results from 2013 to 2016 indicate this is a significant polymetallic discovery that remains open in all directions. Continued drilling is warranted.

•	Gold Standard has confirmed the discovery of a new silver, copper, lead and zinc skarn system at the Sylvania (Central Bullion) Target. Prior drill results indicate this is a significant polymetallic discovery that remains open in all directions. Continued drilling is warranted.

•	Initial drill results along the Bullion Fault Corridor Target confirmed that a Carlin-style hydrothermal system associated with igneous dikes is present to the south of the North Bullion Target. The North Bullion deposit and the Pinion deposit occur in the immediate footwall of the Bullion Fault. However, much of the +5 mile-long strike of the Bullion Fault Corridor remains untested by drilling. Additional drilling is warranted.

•	Further exploration, including fieldwork and drilling, is warranted at other targets in the Pinion portion of the Project area including the Dixie Creek area as well as at the Ski Track Graben trend which includes the Papoose Canyon, Papoose Canyon North, Jasperoid Wash, Black Rock, and JR Buttes targets.

•	Additional drilling is warranted along strike to the north and south of the Dark Star Deposit along the recently identified Dark Star Structural Corridor.

1.4	Recommendations

Gold Standard’s Railroad–Pinion Project is located at the southeast end of the Carlin (Gold) Trend, a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada where more than 40 separate gold deposits have produced in excess of 80 million ounces of gold to date (Muntean, 2014). The Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend in the Piñon Range (Jackson and Koehler, 2014). The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The project area covers a significant portion of the southernmost structural window within the Carlin Trend that exposes prospective Upper Paleozoic – Permian units that host gold mineralization often associated with multilithic collapse breccias elsewhere in the district and comprises a number of gold target areas. Exploration over the last three years has resulted in the identification of NI 43-101 mineral resource estimates for gold at the Pinion and Dark Star deposits. Historic work and exploration conducted by Gold Standard since 2010 has identified several other significant zones of gold and base metal mineralization within the Railroad–Pinion Project that warrant further exploration.

Effective Date: June 29, 2017	11

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

The combined Railroad–Pinion Project was the subject of recent Technical Reports (Koehler et al., 2014; Turner et al., 2015; Dufresne and Koehler, 2016; Dufresne et al, 2017) in which detailed recommendations were outlined for both the Railroad and Pinion portions of the Project area. Recent work completed at the Railroad–Pinion Project by GSV has been focused on the Pinion and Dark Star deposits and thus the recommendations made in Koehler et al. (2014), Turner et al. (2015), Dufresne and Koehler (2016), and Dufresne et al. (2017) pertaining to the Railroad-Pinion target areas remain valid. This report summarizes an updated NI 43-101 compliant Mineral Resource Estimate for the Dark Star Deposit. Further aggressive exploration, including drilling, is warranted at Pinion and Dark Star aimed at expanding and improving the confidence in the existing mineral resources. The following section discusses recommendations for future work specific to the entire Project area.

Based upon the results to date, the authors recommend an aggressive exploration program for the Railroad-Pinion Project area involving surface exploration, additional exploration drilling, resource expansion and infill drilling, along with continued metallurgical test work. Focus will be on the ground between the Dark Star and Pinion Prospect areas, as the two prospects have shown potential to be merged. With respect to fieldwork, APEX recommends additional soil sampling to expand upon and fill in gaps to the existing database and to cover potential strike extensions of the mineralization to the south, and southeast at Pinion along with better geochemical coverage of the newly acquired ground to the south of Pinion and Dark Star. Additional geophysical surveying including gravity, CSAMT and seismic surveys for the deposit areas and project area is strongly recommended to provide data to assist the targeting of infill, step-out and exploration drilling. Continued surface and subsurface geological mapping and rock sampling is recommended to aid in refining the geological model for the Pinion deposit area that has been developed largely from sub-surface drillhole information. Exploration and some infill confirmation drilling are required at the Dark Star Main Zone, including some core holes, in order to build upon the chip re-logging program to develop and refine the geological and mineralization models. A Preliminary Economic Assessment (PEA), that includes both Pinion and Dark Star, is warranted and in progress. In addition, the acquisition of new ground to the south of Dark Star and the 2014 - 2016 fieldwork and prior exploration have identified a number of exploration targets outside of the Pinion and Dark Star deposit areas that warrant future exploration drill testing. Further field work comprising geological, geochemical and geophysical surveys is recommended for the remainder of the Pinion Project area with particular attention paid to the Ski Track trend (the JR Butte-Papoose trend) located west of the Pinion Deposit and the Dark Star to Dixie trend.

With respect to the Railroad Project area, additional in-fill and step-out drilling is warranted at the North Bullion, Bald Mountain and Sylvania (Central Bullion) target areas. Further reconnaissance drilling is recommended for several other target areas including the Cherry Springs, Bullion Fault Corridor, Railroad, North Ridge and Lee Canyon areas. Continued fieldwork comprising geological mapping, geochemical surveying and geophysical surveying is also warranted throughout the property to identify and refine additional drill targets. The results of gravity and CSAMT surveys completed to date at the Railroad Project are encouraging and the continued use of these techniques is strongly recommended. Additional geophysical surveying, including seismic lines, is recommended in the North Bullion area where thick volcanic rock sequences or colluvium conceal target opportunities. Geological modelling and resource estimation is recommended for the North Bullion mineralized zones along with additional metallurgical investigations and, possibly, preliminary engineering studies. The results of the modelling exercise may assist target definition for the proposed in-fill and step-out drilling that is warranted at North Bullion.

Effective Date: June 29, 2017	12

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

With respect to drilling, the authors recommend a significant program intended to a) drill test targets along strike and down dip for additional zones of mineralization and extensions to existing zones at Dark Star, Pinion, and North Bullion b) infill the current oxide resource areas at Pinion and Dark Star and, c) aggressive exploration drilling on new or previously undrilled targets. Specifically, a Phase 1 follow-up drill program is recommended that would comprise primarily RC drilling but would also include some core drilling, particularily at Dark Star, in order to confirm and expand the evolving geological and mineralization model for the Dark Star, Pinion, and North Bullion areas. Step-out drilling is recommended along strike of the current resource areas at Dark Star and Pinion. Step-out drilling using cost-effective RC pre-collars, with core tail completions through the target zones, are recommended at North Bullion. Exploration drilling is also recommended for several previously untested geochemical and geophysical anomalies in proximity to the current Pinion and Dark Star resource areas. A Phase 2 exploration focused drilling program is also recommended in order to step-out from Pinion and Dark Star and identify further near surface oxide resources at targets such as west and north of the Dark Star resource, DSC, Sentinel, the Ski Track trend (Papoose Canyon, Papoose Canyon North, JR Buttes), Jasperoid Wash and other prospects.

In addition to the exploration recommendations, there are various exploration projects already in the planning stages or currently underway for the Railroad-Pinion Project. GSV has commenced a large scale drill program of 160,000 ft (48,800 m) of RC and core drilling focused on testing high grade targets within Dark Star and North Bullion, the continued expansion of current high-grade deposits at North Bullion, and testing new targets on the newly acquired land south of Dark Star and Pinion. Gold Standard estimates a total cost of approximately US$15,500,000 to complete the planned drilling (see GSV Press Release dated May 9, 2017).

The authors recommend a total of 41,000 ft (13,460 m) of RC and core drilling in phased drilling campaigns at the Dark Star deposit area as well as 37,500 ft (11,430 m) of RC drilling at the Dark Star Corridor for a total cost of US$5,007,100. In addition to the drilling, other recommended exploration activities at the Railroad-Pinion Project, including the Dark Star prospect area, include geological mapping, geochemical sampling, and ground geophysical surveys (controlled source audio-frequency magnetotellurics (“CSAMT”), gravity and seismic) as well as a number of metallurgical, engineering and environmental studies. The estimated cost to conduct the proposed property wide exploration activities over the entire Railroad-Pinion Project area is US$5,292,900, which includes approximately US$1,300,900 (including legal) in property maintenance payments in 2017. The recommended drilling at Dark Star and other geological, geophysical, engineering and environmental studies along with a contingency of ~5% yields an overall budget to complete the recommended work of US$10,800,000. The budget presented below in Table 1.3 is intended to summarize estimated costs for completing the recommended drilling program described above for the Dark Star Prospect area and the proposed property wide surface work program for the entire Railroad-Pinion Project area.

Effective Date: June 29, 2017	13

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

It is the opinion of the authors of this Technical Report that all of the recommended work is warranted at this time and none is contingent upon the results of any other part of the program.

Table 1.3. Dark Star Prospect recommended exploration plan and budget*.

Dark Star Prospect Drilling
Target Area (Type)	Cost/ft (All-in)	Cost/m (approx.)	Quantity (ft)	Quantity (m)	Cost US$
North and West Dark Star (RC)	$57/ft	$187/m	36,000	10,965	$2,052,000
North and West Dark Star (core)	$104/ft	$341/m	5,000	1,525	$520,000
Dark Star Corridor (RC)	$57/ft	$187/m	37,500	11,430	$2,137,500
Dark Star Met. (core)	$93/ft	$305/m	3,200	970	$297,600
Drilling Subtotal			81,700	24,890	$5,007,100
Property Wide Activities
Activity Type					Cost
Geological Mapping & Consulting					$42,000
CSAMT Surveying					$145,000
Gravity Surveying					$160,000
Seismic Surveying					$120,000
Geochemical Sampling					$450,000
Metallurgical Testwork					$1,030,000
PEA (Study and Report)					$175,000
Resource Modeling & Scoping Studies					$240,000
Bonding / Environmental					$775,000
Earthwork / Reclamation					$815,000
Database Management					$40,000
Property Maintenance (including Legal)					$1,300,900
Property Wide Activities Subtotal					$5,292,900
Contingency (~5%)					$500,000
Grand Total					$10,800,000

*All costs are in US Dollars.

Effective Date: June 29, 2017	14

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

2	Introduction

2.1	General

Gold Standard Ventures Corp. (Gold Standard, “GSV” or the “Company”) is a Vancouver-based mineral exploration Company, listed on the Toronto Venture Exchange (TSX.V: GSV) and on the New York Stock Exchange (NYSE MKT:GSV). The Company controls a significant and largely contiguous land position of approximately 52,731 gross acres (21,339 gross hectares) in Elko County, Nevada (“NV”) referred to as the Railroad and Pinion Projects displayed on Figure 2.1 (“Railroad”, “Pinion” or the “Project”). The Dark Star Prospect is located within the Railroad-Pinion Project and comprises the Dark Star and North Dark Star deposits.

The Railroad-Pinion Project is being explored on an ongoing basis by GSV through systematic geological model-driven and aggressive exploration programs, which include geological mapping, geochemical and geophysical surveying and drilling. This technical report summarizes an updated NI 43-101 compliant mineral resource estimation for the Dark Star gold deposit, and has been prepared by APEX Geoscience Ltd. (‘APEX’) of Edmonton, Alberta, Canada. The updated Dark Star Mineral Resource Estimate follows an initial maiden resource estimate for the Dark Star Deposit completed in 2014. This report is intended as an update to previous comprehensive Technical Reports completed on the Railroad-Pinion Project and Dark Star Deposit including reports by Hunsaker (2010 and 2012a,b), Shaddrick (2012), Koehler et al. (2014), Dufresne et al. (2014) and, the most recently completed reports by Turner et al. (2015), Dufresne et al. (2015), Dufresne and Nicholls (2016), Dufresne and Koehler (2016) and Dufresne et al. (2017), which are available for download on SEDAR (www.sedar.com).

The Railroad-Pinion Project is considered to be an intermediate to advanced stage exploration project with a favourable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend. The Carlin Trend contains more than 40 gold deposits, which have produced in excess of 80 million ounces of gold to date (Muntean, 2014). Since the date of the last Technical Report written for the Project (Dufresne et al., 2017), an updated NI 43-101 compliant Mineral Resource Estimate for the Dark Star Deposit was completed (see GSV Press Release dated June 29, 2017). The updated resource at the Dark Star Deposit and the exploration results throughout the Project area continue to demonstrate significant mineral potential and work designed to expand the current mineral resources and identify new zones of mineralization is ongoing.

2.2	Terms of Reference

This Technical Report is an update of the most recent Technical Report prepared for the Dark Star Deposit (Dufresne et al, 2017) and details the updated NI 43-101 compliant Mineral Resource Estimate for the Dark Star Deposit. Gold Standard has been actively exploring the Railroad portion of the Property, primarily for precious metals, since its acquisition in 2010. Gold Standard has been actively exploring the Pinion portion of the Property, including the Dark Star area, for precious metals since its acquisition in 2014 (Turner et al., 2015).

Effective Date: June 29, 2017	15

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 2.1. Project location map.

560000
600000
640000
4520000
4480000
4440000
Carlin Trend
Carlin Trend
Carlin Trend
Carlin Trend
Carlin Gold Mine
Gold Quarry/Tusc/Mac
Halleck
Elko
Spring Creek
Lamoille
Dunphy
Carlin
Rain Mine
Emigrant Mine
Beowawe
Harney
Palisade
Lee
North Bullion
Ruby Valley
Lander
Eureka
Pinion
Dark Star
Crescent Valley
Pony Creek Project
White Pine
N
Legend
GSV Mineralized Zones
Gold Mines
Adjacent Project
Cities
Nevada Roads
Secondary Roads
State Highway
Federal Interstate
Railroad-Pinion Property Boundary
Pinion Property
Railroad Property
250000
750000
Oregon
Idaho
Nevada
Utah
California
Arizona
4500000
4000000
1:25,000,000
0
200 km
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Property Location
0
1:750,000
20 Kilometres
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
August, 2017

Effective Date: June 29, 2017	16

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

The exploration data utilized and discussed in this report was obtained from GSV in paper and digital format. This included all previous technical reports, exploration data and all modern and historical surface exploration and drilling data. These and other sources of information are reviewed in section 6 and listed in the reference section 19.

The author of this report, Mr. Michael Dufresne, M.Sc., P.Geol., P.Geo. is an independent geologist and principal with APEX Geoscience Ltd. (APEX) and is a Qualified Person. APEX was initially retained in early 2013 by Scorpio Gold Corporation (Scorpio), the previous owners of a portion of the Pinion Project area, and was subsequently retained by GSV following its acquisition of Scorpio’s interest in the Pinion Project. Mr. Dufresne co-authored the most recent complete project Technical Report on the Property with Mr. S. Koehler and Mr. M. Jackson of GSV (Dufresne et al., 2017). Mr. Dufresne visited the Pinion Project in May 2013, April and October of 2014 and was the lead author of a Technical Report documenting a maiden Mineral Resource Estimate for the Pinion gold deposit in the fall of 2014 (Dufresne et al., 2014) and the subsequent recent Mineral Resource Update (Dufresne and Nicholls, 2016). Mr. Dufresne conducted several recent additional site visits from May 31 to June 4, 2015, August 30 to September 2, 2015, and most recently June 7 to 9, 2017. Mr. Dufresne has reviewed historical data and reports and has made contributions to, supervised the preparation of, and is responsible for all aspects and sections of this report.

The Technical Report is a compilation of proprietary and publicly available information. The authors, in writing this Report, used sources of information from previous explorers, which appear to have been completed in a manner consistent with normal exploration practices. Hence, they have no reason not to rely on such historic data and information as listed in the ‘References’ section, based upon the exploration conducted by Gold Standard to date and the property visits by the authors. A large portion of the background information for prior exploration and geology comes from work performed on and in the vicinity of the property by a number of companies and detailed by Hunsaker (2010, 2012a,b), Shaddrick (2012), Koehler et al. (2014),Turner et al. (2015), Dufresne and Koehler (2016), and Dufresne et al. (2017). The supporting documents, which were used as background information are referenced in the ‘History’, ‘Geological Setting and Mineralization’, ‘Deposit Types’, ‘Adjacent Properties’ and ‘References’ sections. The authors, based upon their property visits and work performed on the property to date, believe that work performed by others described in prior reports and listed in the References section are substantially accurate and complete.

2.3	Units of Measure

Units of measure and imperial to metric conversions used throughout this report are provided in Appendix 1. Assay and analytical results for precious metals are quoted in parts per million (“ppm”), parts per billion (“ppb”), ounces per short ton (“opt” or oz/st), where “ounces” refers to “troy ounces” and “ton” means “short ton”, which is equivalent to 2,000 lbs. Where ppm (also commonly referred to as grams per metric tonne [g/t]) have been converted to opt (or oz/st), a conversion factor of 0.029166 (or 34.2857) was used. Assay and analytical results for base metals are reported in percent (“%”). Temperature readings are reported in degrees Fahrenheit (°F). Lengths are quoted in feet (“ft”), kilometers (“km”), meters (“m”) or millimeters (“mm”). All currency descriptions in this document are reported in United States dollars (USD).

Effective Date: June 29, 2017	17

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

3	Reliance on Other Experts

This Technical Report incorporates and relies on contributions with respect to the details of the surface and subsurface mineral ownership as well as permitting and environmental status from other experts including staff or subcontractors in the employ of Gold Standard. Details of the surface ownership and subsurface mineral ownership have been summarized by Mr. Greg Ekins, who is an independent registered professional landman (RPL#32306) and president of GIS Land Services in Reno, Nevada. Mr. Ekins assisted with the preparation of the summary land description in Appendix 2 and property maps for this report. Mr. Ekins and Gold Standard have relied upon ongoing and recent title opinions prepared by Mr. Jeff Faillers of the law firm Harris, Thompson & Faillers in Reno, Nevada and Ms. Tracy Guinand an independent registered professional landman of Tracy Guinand Land, LLC, of Reno, Nevada. The opinions provided on surface ownership and subsurface mineral ownership along with royalty information are current as of the effective date of this report.

Gold Standard’s former (Mr. Neil Whitmer) and current (Ms. Teresa Conner), Manager of Lands and Environmental Affairs, in conjunction with Mr. Walter Martin of JBR Environmental Consultants Inc., of Elko, Nevada, have assisted with and have provided much of the background information for section 4.3 “Environmental Liabilities and Permits”.

4	Property Description and Location

4.1	Description and Location

The Railroad–Pinion Project straddles the Piñon mountain range in the Railroad Mining District at the southeast end of the Carlin Trend, which is a northwest-southeast trending belt of prolific gold endowment in northern Nevada (Figure 2.1). At present, the Railroad-Pinion Project consists of a land position totaling 52,731 gross acres (21,339 hectares) and, with partial interests taken into consideration, 49,760 net acres (20,137 net hectares) of land in Elko County, Nevada. Specifically, within Elko County, the Project is located within; section 13 in Township 28N, Range 52E; sections 2-4, 10-11, 14, 16-18, and 23-24 in Township 28N, Range 53E; sections 1 to 21, 23-25, 29-31, 33, and 35-36 in Township 29N, Range 53E; sections 7, 18-19, and 30 in Township 29N, Range 54E; section 12 in Township 30N, Range 52E; sections 1 to 10, 13 to 29, 31 and 33 to 36 in Township 30N, Range 53E; sections 24 and 36 in Township 31N, Range 52E; and sections 8, 10, 14 to 22 and 26 to 35 in Township 31N, Range 53E, as shown in Figure 4.1.

Gold Standard owns, or otherwise controls, fully (100%) the subsurface mineral rights on a total of 29,103 gross acres (11,777 hectares) of land held as patented and unpatented mineral lodes (claims) within the Railroad–Pinion Project Area (as shown in Figure 4.1 and detailed in Appendix 2). Also included in the project area is a total of 23,628 gross acres (9,562 gross hectares) of private lands on which Gold Standard’s ownership of the subsurface mineral rights varies from 49.2% to 100%, which yields a net position of approximately 20,657 gross acres (8,360 gross hectares). The mineral rights for these private lands are secured through a variety of contractual agreements, including ‘Surface Use Agreement with Conditional Purchase Option’, ‘Mining Lease and Agreement’, and ‘Mineral Lease Agreement’ contracts (Figure 4.1). The details of these contracts are beyond the scope of this report, however, further information on these contracts is provided in the most recent GSV Annual Information Form (Gold Standard Ventures Corp., 2017b) and can be provided by the Company. The Company is pursuing the minority interest for a number of parcels where they hold less than a 100% interest.

Effective Date: June 29, 2017	18

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 4.1. Property map for the Railroad– Pinion Project.

570000
580000
590000
600000
4490000
4480000
4470000
4460000
32N 51E
32N 52E
32N 53E
32N 54E
32N 55E
31N 51E
31N 52E
31N 53E
31N 54E
31N 55E
30N 51E
30N 52E
30N 53E
30N 54E
30N 55E
29N 51E
29N 52E
29N 53E
29N 54E
29N 55E
28N 51E
28N 52E
28N 53E
28N 54E
28N 55E
N
North Bullion
Railroad
Bald Mountain
Pine Mountain
Sentinel Breccia
Irene
Pinion
Dark Star
JR Buttes
Black Rock
Dixie
Jasperoid Wash
Pine Valley
Crane Springs
Legend
GSV Targets
Townships
Sections
Railroad-Pinion Property Boundary
Pinion Property
Railroad Property
GSV Mineral Claims
Patented Lodes
100% Mineral Interest
98% to <100% Mineral Interest
73% to <100% Mineral Interest
49.2% to 50% Mineral Interest
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Subsurface Mineral Interests
0
1:250,000
8 Kilometres
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
August, 2017

Effective Date: June 29, 2017	19

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Patented claims, private surface and private mineral property are wholly owned and subject to lease agreement payments and property taxes (paid on an annual basis) as determined by the County. The estimated holding cost for the Patented claims, private lands, and leased unpatented claims controlled by Gold Standard is US$951,427 per annum. Unpatented lode mining claims grant the mineral rights and access to the surface for exploration activities which cause insignificant surface disturbance. The mineral right is maintained by paying a maintenance fee of $155 per claim to the Department of Interior, Bureau of Land Management (“BLM”) prior to the end of the business day on August 31 every year. A notice of intent to hold must also be filed with the Elko County Recorder on or before November 1 annually along with a filing fee of $12.00 per claim plus a $4.00 fee document charge. The 2017 filing is complete. Gold Standard’s estimated maintenance cost for their current package of unpatented lode claims is US$273,487 per annum. Thus, the estimated total cost for maintaining the current Property is US$1,224,914.

Gold Standard controls sufficient ground and has sufficient permitting to access the project and continue future exploration programs. Details with respect to permitting are provided in section 4.3 “Environmental Liabilities and Permitting”. As of the effective date of this report no significant factors or risks were found which would limit GSV’s right or ability to perform work on the property.

4.2	Royalties and Agreements

Portions of the patented, unpatented and private lands are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (NSR or GSR) agreements or Net Profit Interest (NPI) agreements. A summary of the currently active NSR and NPI encumbrances for the Railroad-Pinion Project are provided on Figures 4.2 and 4.3.

Gold Standard holds its subsurface mineral interests subject to certain production royalties, with various buy down provisions as follows:

•	1% NSR to Royal Standard Minerals, Inc. and Manhattan Mining Co. on the portion of the Project acquired by statutory plan of arrangement.

•	1.5% Mineral Production Royalty to Kennecott Holdings Corporation on claims noted as the Selco Group.

•	5% NSR to the owners of the undivided private mineral interests.

•	Gold Standard owns an approximate 99.2% mineral interest in Sections 21 and 27 by way of several lease agreements. Pursuant to the terms of the relevant lease agreements, Sections 21 and 27 are subject to a five-per cent (5%) net smelter return (NSR) royalty owed to the lessors of the leased property.

•	Section 22 is comprised of the TC 1 through 39, and TC 37R and 38R unpatented lode mining claims owned by Gold Standard. The TC claims are subject to the following royalties: (1) an unknown/unspecified NSR owed to "GSI, Inc., of Virginia"; and (2) a two-per cent (2%) NSR owed to Waterton Global Value LP.

Effective Date: June 29, 2017	20

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

•	1% NSR to Aladdin Sweepstake Consolidated Mining Company on the portion of the Project acquired by statutory plan of arrangement, specifically the PIN#1 to PIN#12 lode mining claims.

•	4% NSR to Allied Nevada for mining claims recently acquired by GSV in Sections 34 and 36, Township 30N, Range 53E, and Sections 2 and 4, Township 29, Range 53E.

•	3% NSR to Peter Maciulaitis for certain mining claims in Sections 24 and 26, Township 30N, Range 53E.

•	A 3% NSR (relative to mineral interest) to Linda Zunino and Tony Zunino, Trustees of the Delert J. Zunino and Linda Zunino Family Trusts dated October 11, 1994, and a 3% NSR (relative to mineral interest) to John C. Carpenter and Roaseann Carpenter, husband and wife, on Section 23, Township 29N, Range 53E.

•	A 3% NSR to Nevada Sunrise LLC on the fourteen (14) WMH claims situated in Sections 1, 2, 3, and 11, Township 29N, Range 53E.

•	A 3.5% NSR (relative to mineral interest) to Dominek Pieretti and Tusca Sullivan on Sections 3, 5, 7, 8, 9, 10, 15, 17, 19, 21, 29, 31, and 33, Township 29N, Range 53E, and Section 33, Township 30N, Range 53E.

There is no current mineral production at the Project.

The following information summarizing the terms of the Company’s acquisition of the land immediately south of the Pinion and Dark Star deposits in 2017 is taken from Gold Standard’s press release dated March 23, 2017:

“The acquisitions include cost-effect lease agreements with private mineral interest owners and newly staked claims. The total cost of these acquisitions was approximately US$501,121. Annual holding costs for the new acquisitions are approximately US$289,000.”

Effective Date: June 29, 2017	21

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 4.2. Property map summarizing the Railroad-Pinion Net Smelter Royalty (NSR) encumbrances.

GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Net Smelter Royalty Encumbrances
1:250,000
0
8 Kilometres
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
August, 2017
Legend
GSV Targets
Townships
Sections
Railroad-Pinion Property Boundary
Pinion Property
Railroad Property
Net Smelter Royalty
5% on 49.25 or 50%
0% on 100%
2% on 100%
3.375% on 75%
3-4% on 100%
4.25% on 98%
4.5% on 98%
5% on 98-100%
5% on 100%
2% plus an unspecified royalty
North Bullion
Bald Mountain
Railroad
Pine Mountain
Sentinel Breccia
Irene
Pinion
Dark Star
JR Buttes
Black Rock
Dixie
Jasperoid Wash
32N 51E
32N 52E
32N 53E
32N 54E
32N 55E
31N 51E
31N 52E
31N 53E
31N 54E
31N 55E
30N 51E
30N 52E
30N 53E
30N 54E
30N 55E
29N 51E
29N 52E
29N 53E
29N 54E
29N 55E
28N 51E
28N 52E
28N 53E
28N 54E
28N 55E
570000
580000
590000
600000
4490000
4480000
4470000
4460000

Effective Date: June 29, 2017	22

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 4.3. Property map summarizing the Railroad-Pinion Net Profit Royalty (NPR) encumbrances.

570000
580000
590000
600000
4490000
4480000
4470000
4460000
31N 51E
31N 52E
31N 53E
31N 54E
31N 55E
30N 51E
30N 52E
30N 53E
30N 54E
30N 55E
29N 51E
29N 52E
29N 53E
29N 54E
29N 55E
28N 51E
28N 52E
28N 53E
28N 54E
28N 55E
North Bullion
Bald Mountain
Railroad
Pine Mountain
Sentinel Breccia
Irene
Pinion
Dark Star
JR Buttes
Black Rock
Dixie
Jasperoid Wash
Crane Springs
N

Legend

- GSV Targets
- Townships
- Sections

Railroad-Pinion Property Boundary

- Pinion Property
- Railroad Property
- Mineralized Zones

Net Profit Royalty Encumbrances

- 5% NPI on 50% not to exceed 2.5% NPI on 100%
- Unspecified NPI royalty

GOLD STANDARD VENTURES CORP.

Pinon Range, Elko County, Nevada, USA

Net Profit Royalty Encumbrances

0 1:250,000 8 Kilometres

NAD 1927 UTM Zone 11N

APEX Geoscience Ltd.

Edmonton, AB August, 2017

Effective Date: June 29, 2017	23

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

4.3	Environmental Liabilities and Permits

Gold Standard Ventures currently has three plans of operations and one notice of intent in place for the Railroad-Pinion Project. The following section discusses land use permitting and other regulatory information specific to the Railroad-Pinion Project.

Gold Standard has drafted a Historic Properties Treatment Plan (HPTP) for archaeological sites within the Railroad Exploration Project Plan of Operations. The draft HPTP is currently being evaluated by the BLM.

4.3.1	Plan of Operations

The Company states that the Plan of Operations (“PoO”) for the Railroad Project was approved by the BLM in February 2013. The approved PoO covers 3,169 acres (2,620 acres of public land and 549 acres of private land; a total of 1,282 ha with 1,060 ha of public land and 222 ha of private land) located in: Sections 28, 32, 33, and 34, T31N, R53E and portions of section 3, and most of section 4 in T30N, R53E (Figure 4.4). Within the area of the PoO, exploration-related disturbance and reclamation bonding can be conducted in two phases of up to 50 acres in Phase I and an additional 150 acres in Phase II. The Company has posted a reclamation bond of US$211,685.

The Company states that the PoO for the South Railroad Project was approved by the BLM in July 2016. The approved PoO covers 8,456 acres (approximately 5,235 acres of public land and 3,072 acres of private land; a total of 3,422 ha with 2,119 ha of public land and 1,243 ha of private land) located in: Section 2 T29N R53E and Sections 20, 21, 22, 23, 24, 25, 27, 28, 34, 35, and 36, and portions of Sections 14, 16, and 26 T30N R53E. Within the area of the PoO exploration-related disturbance and reclamation bonding can be conducted in two phases of up to 100 acres in Phase I and 150 acres in Phase II. The Company has posted a reclamation bond in the amount of US$315,021.

The Company states that the South Railroad PoO has encompassed two earlier Plans of Operation (Pinion and Greater Pinion), and two notices (Dark Star and Irene). These two plans and notices will be closed by the respective agency, either the BLM or the State of Nevada (NDEP), and the associated reclamation bonds will be returned to the Company. The current bond amounts for these plans and notices is, respectively: US$90,849, US$40,241, US$25,955, and US$30,482.

4.3.2	Notice Level

The Company has an approved BLM Notice (NVN-94667, Section 22 notice of intent [NOI]) for the Railroad Project with a total planned disturbance of approximately 4.67 acres located in Section 22 of Township 31N, Range 53E (Figure 4.4). Section 22 encompasses the North Bullion target and the north to northeast extension of the Bullion Fault Corridor. Additional exploration in other outlying targets, including some in the Pinion Project, can also be addressed under separate Notice Level applications with lead times ranging from two to four weeks required for the BLM to grant approval once a completed application is submitted.

Effective Date: June 29, 2017	24

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 4.4. Property map with railroad PoO and NOI boundaries.

North Bullion
Bald Mountain
Railroad
Pine Mountain
Sentinel Breccia
Irene
Pinion
Dark Star
JR Buttes
Black Rock
Dixie
Jasperoid Wash
Legend
GSV Targets
Plan of Operations Permit Area
Notice of Intent Areas
South Railroad Exploration EA Area
Mineralized Zones
Townships
Sections
Railroad-Pinion Property Boundary
Pinion Property
Railroad Property
GSV Mineral Claims
Patented Lodes
100% Mineral Interest
98% to <100% Mineral Interest
73% to <100% Mineral Interest
49.2% to 50% Mineral Interest
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Surface PoO & NOI Permit Areas
1:250,000
0
8 Kilometres
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
August, 2017

Effective Date: June 29, 2017	25

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

4.3.3	Private Land Disturbance

The Company obtained a Reclamation Permit for the Railroad Project area issued by the State of Nevada for disturbance greater than five acres on private land (Figure 4.5). The permanent Reclamation Permit allows for up to fifty acres of surface disturbance.

The Company has received a Reclamation Permit for the South Railroad Project area that now includes the Pinion, Greater Pinion, Dark Star, and Irene reclamation plans. This Plan covers both private land and public land disturbances. Previously approved reclamation plans associated with these project areas will be closed by the respective permitting agency, either BLM or NDEP.

4.3.4	Other Permits

The Company has received a Water Pollution Control Permit for the North Bullion Project that includes Pinion. The permit has a five (5) year duration, expiring in November 2019.

The Company has received a Surface Area Disturbance Permit for the North Bullion Project. The permit has a five (5) year duration, expiring in June 2019.

The Company has received a Surface Area Disturbance Permit for the South Railroad Exploration Project (“South Railroad Exploration Environmental Assessment (“EA”)) (Figure 4.4). The granted EA covers approximately 12 square miles (19.3 km2) and allows up to 250 acres (101 ha) of new disturbance (see GSV Press Release dated June 29, 2017). The permit has a five (5) year duration, expiring in July 2022.

Effective Date: June 29, 2017	26

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 4.5. Property map for the Railroad-Pinion Project showing surface ownership.

570000
580000
590000
600000
4490000
4480000
4470000
4460000
31N 51E
31N 52E
31N 53E
31N 54E
31N 55E
30N 51E
30N 52E
30N 53E
30N 54E
30N 55E
29N 51E
29N 52E
29N 53E
29N 54E
29N 55E
28N 51E
28N 52E
28N 53E
28N 54E
28N 55E
North Bullion
Bald Mountain
Railroad
Pine Mountain
Sentinel Breccia
Irene
Pinion
Dark Star
JR Buttes
Black Rock
Dixie
Jasperoid Wash
Crane Springs
CEDAR RIDGE
N
Legend
GSV Targets
Townships
Sections
Mineralized Zones
Railroad-Pinion Property Boundary
Pinion Property
Railroad Property
Surface Ownership
BLM administered statutory surface use with located lode claims
BLM lode claims, private surface, undetermined surface rights
Mineral lease with undetermined surface rights
Owned or leased patented lode claims with surface rights
Private surface with surface use agreements or other rights to surface
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Surface Interests
1:250,000
0
8 Kilometres
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
August, 2017

Effective Date: June 29, 2017	27

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Accessibility

The Railroad–Pinion Project is located in north-central Nevada approximately 275 road miles (442 km) west of Salt Lake City, Utah, and 290 road miles (467 km) east of Reno, Nevada. The Project is located between 8 and 18 miles (13 and 29 km) south of Interstate 80, which is a four lane, east-west, transcontinental highway that serves as the primary highway in northern Nevada.

Primary access to the Project area is by a series of paved and gravel roads from Elko, Nevada (population 18,300). The Project can be reached by travelling westbound from Elko for 20 miles (32 km) on Interstate 80 to the town of Carlin (population 2,400), and then south on State Highway 278 for 15 miles (24 km). At Ferdelford Canyon an all-weather, 15 mile-long (24 km) gravel road leads east to the Railroad Project. The Pinion Project area is similarly accessed east from Highway 278 along a gravel road located immediately north of Trout Creek. Alternatively, the Project area may also be reached during the summer and autumn months by traveling 30 miles (48 km) southwestward from Elko, Nevada on the Bullion Road, a dirt/gravel road.

At both Projects, historic and/or recently created exploration roads combined with four-wheel drive tracks allow for access to many of the known target and prospect areas.

5.2	Site Topography, Elevation and Vegetation

Northern Nevada lies within the Basin and Range physiographic province, an area characterized by flat, lacustrine-gravel-volcaniclastic-volcanic filled valleys bounded by generally north-south trending mountain ranges. The Project area is located within the Piñon Mountains at elevations ranging from 5,800 ft (1770 m) above sea level on the north and east sides, to nearly 8,700 ft (2,650 m) above sea level in the central portion of the Project. Lower elevations are typified by gentle, rolling hills with little to no bedrock exposure. Higher elevations are characterized by steeper slopes and cliffs, deeply incised drainages, and an increase in bedrock exposure.

Vegetation is consistent with a high desert climate and consists of sagebrush, rabbitbrush, cactus, and bunch grass communities. Cottonwood trees are confined to drainage bottoms and near springs. Pinyon pine, juniper, mountain mahogany and aspen trees grow at higher elevations.

5.3	Climate

The project area has a relatively dry high desert climate. Weather records from Newmont’s Carlin Mine indicate that from 1966 through 2002, the average January maximum and minimum temperatures were 34.4° and 19.6°F, respectively. July average maximum and minimum temperatures were 83.1° and 58.2°F, respectively. January and July had average precipitation amounts of 1.13 inches and 0.41 inches, respectively, while average total precipitation was 12.09 inches (Western Regional Climate Center, 2011). Average annual snowfall for Carlin is approximately 30 inches. Precipitation varies dramatically with changes in elevation and season.

Effective Date: June 29, 2017	28

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Rainfall in the region is generally light, infrequent and may be associated with dry lightning between May and October. Moist airflow from the south brings ‘monsoon’ rains from July through September. A small number of these storms can carry heavy rains that cause localized flooding in creeks and drainages. Winter snow and spring runoff may temporarily limit access with respect to drilling and other geological fieldwork activities between November and April each year, but are not considered to be significant issues.

5.4	Local Resources and Infrastructure

Elko, Nevada has served as the northern Nevada exploration and mining center for more than half a century. Elko is a full service community that includes housing; motels; food and restaurants; clinics and a hospital; a regional airport with daily flights to/from Salt Lake City, Utah; interstate highway and railway access; local, state and federal government offices; skilled and experienced labor for the exploration and mining industry; and schools (K-12 and a community college). In this part of Nevada, there is a diverse selection of local/regional/international exploration and mining service companies including assay labs, suppliers, drilling contractors and heavy equipment vendors supporting the exploration and mining industry.

The Project is located in the vicinity of large, active open pit and underground mines operated by Newmont and Barrick Gold Corp. along the ‘Carlin Trend’. These mine sites also include fully operational mill complexes designed to treat oxide and/or carbon-sulfide refractory gold ores.

At the Project, water is available proximal to the drilling operations. For communications, 4G cellular network is available in select locations. High voltage electrical transmission lines are located six miles from the Project.

The Project has sufficient and appropriate sites to accommodate exploration and potential mining facilities, including waste rock disposal, and processing infrastructure.

6	History

6.1	Railroad Project Historic Exploration

Historic exploration completed at the Railroad Project remains unchanged from the information provided in previous Technical Reports on the Project (Hunsaker 2010, 2012a, b; Shaddrick, 2012; and Koehler et al., 2014) and thus much of the following information (in sequence with this report) is quoted or taken directly from these reports with minor formatting changes.

“The Railroad Mining District was established in 1869. The district was also known as the Bullion or Empire City district (LaPointe et al., 1991). Initially ore was shipped to Chicago and San Francisco. In 1872 a smelter was completed at the nearby town of Bullion. Beginning in 1905 shipments from operating mines, old dumps, and slag were shipped to Salt Lake City (Ketner and Smith, 1963).

Effective Date: June 29, 2017	29

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

U.S. Geological Survey data published by Ketner and Smith (1963) suggests that historic production records are not very reliable for the period between 1869 and 1905. Only the total volumes of tons mined and commodity produced were reported. They estimated the total value of production through 1956 to be worth $2 million using the value of the commodity produced for the year it was produced. Ketner and Smith (1963) reported 43,940 total tons of ore were mined with mineral production distributed as follows:

•	Gold - 6,918 ounces

•	Silver - 382,000 ounces

•	Copper - 2,850,000 pounds

•	Lead - 4,340,000 pounds

•	Zinc - 372,000 pounds

The early production in the district focused on silver, lead, and copper from numerous underground mines on the northern flank of Bunker Hill. Emmons (1910) reports that the mines were reopened in 1906 and at the time of his review the Standing Elk, Tripoli, Red Bird, Copper Belle, and Delmas mines were accessible. The most important mines exploited replacement and skarn-type deposits in marbleized and dolomitized rocks. There were also minor, undeveloped gold veins in intrusive rocks.

Beginning in 1910 and until the mines quit producing in the 1960’s zinc became the prominent metal mined (LaPointe et al., 1991). In 1905 the Davis Tunnel was started from a location approximately 4,400 feet northeast and 1,000 feet below the 600 level of the Standing Elk mine. Many lessors worked at extending the tunnel which was being driven southwest to reach a zone beneath the Standing Elk. In 1959 the zone was reached but no ore was found. Numerous oxidized faults and oxidized zones of base-metal mineralization were crossed.

Modern exploration began in 1967 when American Selco optioned the claims from Aladdin Sweepstake Consolidated Mining launching a 45-year period of surface sampling, geophysics, geological mapping, and surface drilling. As the work progressed in the Railroad District new geologic interpretations plus base- and precious-metal surface sample results were combined with favorable drill results; expanding the target types being explored for and widening the range of commodities being explored for.

Since 1967, 15 companies have explored in the GSV Railroad Project area:

• Selco	• Mirandor
• El Paso/LLE	• Kinross
• Placer Amex	• Manhattan Mining Company
• AMAX	• Corona/Pezgold
• Homestake (LabradorEx)	• Newmont
• Nicor	• Barrick
• Westmont	• Teck
• Ramrod

Effective Date: June 29, 2017	30

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

These companies completed 382 drillholes.

The copper and molybdenum bearing nature of the multiphase intrusives was documented starting in the late 1960’s. Sampling and the understanding of skarn related gold in Nevada led to further exploration and better intercepts in drilling in the historic skarn/replacement portion of the Project. During the course of these work programs the ongoing exploration advanced the understanding of the geologic controls on the Project leading finally to the sediment-hosted gold exploration programs.”

The companies listed above also collected 6,260 soil samples and 3,508 rock samples (Figures 6.1 and 6.2). A summary of the companies responsible for the geochemical surveys and the elements comprising the historic surface geochemical surveys at the Railroad Project is provided in Table 6.1. Historic drillhole locations for the Railroad (and Pinion) Project are illustrated in Figure 6.3 and their respective highest gold assay values in each hole are illustrated in Figure 6.4. Detailed collar locations along with summary gold intercepts for historic drilling are located in Shaddrick (2012) and Kohler et al. (2014).

Table 6.1. Historic geochemical surveys summarized by company.

Company	Elements - Rocks	Elements - Soils
AMAX	Au, Ba, Bi, Cu, Pb, Ag, Zn, Sb, As, Hg	Au, Ag, Pb, Zn, Cu, Sb, As, Ba
Homestake*	Au, As, Hg	Au, As, Sb, Hg
Westmont	Au, Ag, As, Sb, Bi, Cu, Pb, Hg, Zn	Au, As, Ag, Hg, K, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Tl, Zn, Sr, Te, Tl, Sc, U, V, Q, Ga, Ge, La
Ramrod
Mirandor	Au, Ag, As, Sb, Hg, Na, W, Ba	Au, Ag, As, Al, Ba, Hg, Sb, Tl
Kinross	Au, Ag, As, Sb, Ba, Be, Bi, B, Cd, Ca, Cr, Co, Cu, Ga, Ge, Fe, La, Pb, Mg, Mn, Hg, Mo, Ni, P, K, Sc, Se, Na, Sr, S, Te, Tl, Ti, W, V, Zn	Au, Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Hg, K, Lu, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sc, Sr, Te, Ti, U, W, V, Zn, Ga, Ge, La, Tl
Corona		Au, Ag, As, Sb, Hg
Newmont	Au, As, Sb, Hg
Teck	Au, Ag, As, Sb, Hg Bi, Cu, Pb, Zn
Barrick	Au, Ag, As, Sb, Hg Bi, Cu, Pb, Zn

 * Includes LabradorEx (Labradex)

“American Selco, Placer Amex, and El Paso Natural Gas Company with Louisiana Land and Exploration Company explored the project for porphyry copper and molybdenum in the Bullion Stock and Grey Eagle intrusive rocks. They also looked for additional replacement sulfide “lenses” in the limestone and “unknown replacement or disseminated” mineralization west of the Bullion Stock (American Selco, 1970). American Selco completed an IP and magnetic geophysical survey which identified anomalies that were tested with 13 rotary and core holes. Subsequent core holes (and several of the rotary holes completed to the desired depths) intersected up to 50% sulfides as well as molybdenum, copper, silver and gold.

Effective Date: June 29, 2017	31

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 6.1. Historic (pre-2010) soil samples Railroad-Pinion project.

570000
580000
590000
600000
4490000
4480000
4470000
4460000
North Bullion
Railroad
Bald Mountain
Sentinel Breccia
Pinion
Dark Star
Dixie
ELKO
EUREKA
Pine Creek
N
Legend
Historic Soil Sample Results
Au (ppb)
< 10
10 - 20
21 - 30
31- 50
> 50
Mineralized Zones
Project Areas
Railroad Project
Pinion Project
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Historic Soil Geochemistry
1:250,000
0
8 Kilometres
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
August, 2017

Effective Date: June 29, 2017	32

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 6.2. Historic (pre-2010) rock samples Railroad-Pinion project.

570000
580000
590000
600000
4490000
4480000
4470000
4460000
N
North Bullion
Railroad
PINON MOUNTAINS
ELKO
EUREKA
Dark Star
Sentinel Breccia
Pinion
Dixie
Jasperoid Wash
Pine Creek
Legend
Historic Rock Sample Results
Au (ppm)
< 0.1
0.11 - 0.5
0.51 - 1.0
1.01 - 5.0
> 5.0
Mineralized Zones
Project Areas
Pinion Property
Railroad Property
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Historic Rock Geochemistry
1:250,000
0
8
Kilometres
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
August, 2017

Effective Date: June 29, 2017	33

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 6.3. Historic drillhole collar locations for the Railroad-Pinion project.

570000
580000
590000
600000
4490000
4480000
4470000
4460000
N
North Bullion
Bald Mountain
Railroad
PINON MOUNTAINS
8693 ft
Sentinel Breccia
ELKO
EUREKA
Irene
Pinion
Dark Star
JR Buttes
Black Rock
Dixie
Jasperoid Wash
Pine Creek
Legend
Historic Drillhole Collar Locations (GSV and Non-GSV)
Mineralized Zones
Project Areas
Railroad Project
Pinion Project
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Historic Drillhole Collar Locations
1:250,000
0
8
Kilometres
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
August, 2017

Effective Date: June 29, 2017	34

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 6.4. Highest assay in drillholes at the Railroad-Pinion project.

570000
580000
590000
600000
4490000
4480000
4470000
4460000
N
North Bullion
Railroad
Bald Mountain
PINON MOUNTAINS
8693 ft
Sentinel Breccia
Irene
Pinion
Dark Star
JR Buttes
Black Rock
Dixie
Jasperoid Wash
ELKO
EUREKA
Pine Creek
Legend
Historic Drillhole Results
Au (g/t)
< 0.10
0.10 - 0.50
0.51 - 1.00
1.01 -5.00
5.01 -10.00
> 10.00
Mineralized Zones
Project Areas
Railroad Project
Pinion Project
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Historic Drillhole Results
1:250,000
0
8
Kilometres
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
August, 2017

Effective Date: June 29, 2017	35

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Placer Amex drilled a single 1,200 ft hole in 1972. 2,203 ft was drilled in four core holes during 1973-1974 by El Paso Natural Gas Company with Louisiana Land and Exploration Company.

In 1975 AMAX optioned the project from Aladdin/American Selco and explored for tungsten, molybdenum, and base metals until 1980. Detailed mapping was completed in, sections 27, 28, 29, 32, 33 34 T31N/R53E and sections 3, 4, 5, 6, 8, and 9 T30N/R53E. AMAX also completed surface dump and rock chip sampling, soil sampling, a vegetation geochemical survey, a ground magnetometer survey and 6,212 ft of drilling in five core holes and ten rotary holes (Figures 6.3 and 6.4 and Appendix 3). The surface rock and soils were assayed for a variety of elements with no consistent analytical suite or assay procedure (Table 6.1).

AMAX decided that their work did not identify mineralization significant enough to proceed with advanced exploration or mining. However, they did get results from their surface sampling and drilling encouraging enough to retain an ownership interest in the project (Galey, 1983). AR-7 returned 98 ft of 0.11 oz Au/st from 37 to 135 ft in the vicinity of the historic replacement/skarn mines.

In 1980 Homestake entered into a joint venture arrangement with AMAX. Exploration from this point forward was focused on gold on the Railroad Project. Gold discovered at Rain highlighted the geologic similarities between the Rain mine area and the Railroad District. Homestake drilled 5,788 ft in 22 holes (Galey, 1983) and took rock and soil samples (Table 6.1).

The results of the Homestake work initially identified what later was named the POD deposit (Railroad Mineralized zone). The BDH drill series produced the first significant results in the area. BDH05 returned 43 ft of 0.046 oz Au/st from 7 to 50 ft

Homestake appears to have recognized the significant northwest trend to the mineralization, based on their drill patterns.

In 1983 NICOR Mineral Ventures, Inc. became the joint venture partner to AMAX. As operator NICOR continued the detailed mapping, soil geochemistry, and drilling initiated by Homestake. Eventually the NICOR position was taken over by Westmont Mining Inc. Although the drilling is divided between NICOR and Westmont the rock and soil sampling is recorded as Westmont data.

A total of 44,582 ft in 110 holes was completed during NICOR’s tenure. This drilling expanded the drill coverage at POD (Railroad). Kuhl (1985) produced the first historical estimate of the gold for POD (discussed further in Section 6.2 below).

In 1986 Westmont took over the NICOR position and operated the project until 1992. During this period an additional 32,263 ft drilling was completed in 83 holes (Figures 6.3 and 6.4). Westmont also collected rock and soil samples (Figures 6.1 and 6.2 and Table 6.1).

Westmont retained operatorship of the project until 1993. They developed a detailed stratigraphy for the late Paleozoic sedimentary units and also began to recognize low-angle reverse and low-angle normal faulting, as well as identifying prominent north-south and northwest trending high-angle normal and reverse faults. The interplay of the Webb/Devils Gate contact and complex faulting as controls to the mineralization, were also identified late in the Westmont tenure.

Effective Date: June 29, 2017	36

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Ramrod Gold became operator in 1993, completing 9,290 ft in 13 drillholes followed by Mirandor Exploration (U.S.A.) Inc. (“Mirandor”) from 1996-1997 who drilled 18,575 ft in 44 holes. The technical program for Ramrod and Mirandor was carried out by explorationists who were previously employed by Westmont thus continuing the district-wide geochemistry, mapping, and target delineation work begun in 1986 (Table 6.1).

The Ramrod/Mirandor drilling programs tested deeper than its predecessors (Figure 6.4) showed the encouraging drill results along the previously identified northwest trending POD (Railroad) Zone.

The EMRR series of drillholes returned favorable results adjacent to the historic Sylvania Mine which had historic production from replacement/skarn mineralization (Figures 6.3 and 6.4). EMRR-9722 gave: 70 ft of 0.111 oz Au/st from 15 to 85 ft, including 45 ft of 0.164 oz Au/st from 35 to 70 ft; and 20 ft of 0.236 oz Au/st from 55 to 75 ft. This hole was drilled near AMAX hole AR-7 (Appendix 4).

Ramrod/Mirandor’s deeper drilling and drillhole placement returned higher gold values, as demonstrated by the grade x thickness values >10 for the post-1992 Westmont and Ramrod/Mirandor holes.

Kinross Gold U.S.A, Inc. took over the project during 1998 and 1999 under the terms of an earn-in agreement with Mirandor. They drilled 43,690 ft in 66 holes, and collected 871 rocks and 2,531 soils (Table 6.1). Soils were collected using a uniform collection process and the analysis of both soils and rocks was consistent in analytical lab and procedure. The Kinross surface sample data gives a uniform dataset across most of the project area, which made them useful to Gold Standard Ventures Corp. exploration program (Figures 6.1 and 6.2).

Gold in soil anomalies from the Kinross samples generally coincide with the known drilling. Ag, As, Sb, and Hg also give a similar pattern and highlight the known areas. Cu, Pb, Zn, and Mo highlight the historic skarn/replacement area.

Kinross drilling tested within the areas of historical estimates, on the extensions of those zones, as well as newer target areas (Figures 6.3 and 6.4). The results in the areas of known gold returned similar results (Bartels, 1999). Step-out drilling appeared to be encouraging. Kinross drilled deeper holes and in many cases tested more of the stratigraphy than had been tested by previous operators. K98-49 returned 70 ft of 0.108 oz Au/st from 855-925 ft, including 5 ft of 0.387 oz Au/st from 880-885 ft.

Although the grades were not spectacular drillhole K99-19 drilled a significant interval that is well away from any previously targeted areas (Appendix 3). K99-19 returned 10 ft at 0.026 oz Au/st from 610-620 ft and 10 ft of 0.018 oz Au/st from 1205 to 1215 ft.

Additionally, in the southern part of the Project (section 14) they intersected thick intervals of favorable jasperoid and brecciation in holes K98-8, and -9 and K99c-1.

Effective Date: June 29, 2017	37

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Royal Standard Minerals operating as Manhattan Mining Co. in Nevada acquired the project in 2001and completed four drillholes.

On the northern portion of the project area Corona reported on ground which was held jointly with Pezgold Resource Corporation in sections 16 and 20 T31N/R53E. Available data indicates that geologic mapping, soil and rock sampling, geophysics, and six drillholes were completed from 1987-1990. Specific drill locations are unknown and drill data indicates all the holes remained in the Mississippian Webb formation above the target horizons. A northeast trending corridor of subtle Carlin/Rain-type alteration and weak geochemistry was noted.

The Corona project was acquired by Newmont in 1993 and additional geophysics and two more drillholes were completed reaching as deep as 1,395 ft; however this was not deep enough to reach the target horizon in those locations (Figure 6.3 and Appendix 3). Gravity data outlined the northeast trending zone and indicated a significant fault in the northeast corridor.”

6.2	Railroad Project Historic Resource Estimates

The following discussion of historic resource estimates conducted on prospects within the Railroad Project area is reproduced from previous Technical Reports on the Railroad Project by Hunsaker (2012b), Shaddrick (2012) and Koehler et al. (2014). Specifically, this section discusses historical resource estimates for the “POD” deposit that is also known as the Railroad Deposit and is located within the “Railroad Fault” target discussed further in Section 7 of this report. The authors of this Technical Report have reviewed the information in this section, as well as that within the cited references, and have determined that it is suitable for disclosure. Additional cautionary language pertaining to the disclosure of historical resource estimates has been added to the original text.

The historic mineral resource estimates discussed in this section, and summarized in Table 6.2 along with other tables in this section, are non – National Instrument (NI) 43-101 compliant mineral resources that were calculated prior to the implementation of the standards set forth in NI 43-101 and current CIM standards for mineral resource estimation (as defined by the CIM Definition Standard on Mineral Resources and Ore Reserves dated May 10, 2014). The authors of this Technical Report have referred to these estimates as “historic resources” and the reader is cautioned not to treat them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized. The historic resources described below have been included simply to demonstrate the mineral potential of certain target areas at the Railroad Project. A thorough review of all historic data performed by a Qualified Person, along with additional exploration work to confirm results, would be required in order to produce a current and compliant mineral resource estimate for the POD (Railroad) Zone.

“The drilling at Railroad by NICOR/Westmont and by Kinross led to historical estimates of gold for the POD area. To date, there has been no production from the resources described by these historical estimates.

Effective Date: June 29, 2017	38

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

The following historical estimates are presented as a guide to exploration and as partial summaries of historical data. The drill data used by Westmont and Kinross appears to have been collected and assayed with standards that were of acceptable quality during the time period and review of the available reports do not provide any reason to doubt the results. However, the data utilized are limited in their reliability due to the lack of pulps, rejects, cuttings or core which can be sampled and verified.

Kuhl (1985) presented the first calculations for the gold contained within the POD (Railroad) deposit (Table 6.2). He used a polygonal process with rectangular blocks under the following parameters:

•	Data projected half way to the adjoining drillhole or 100 feet

•	Inclusion of intercepts less than 0.03 opt gold if the outlying intervals brought the overall average to equal 0.03 opt gold

•	Minimum 10 ft intercept in the drillhole

•	All calculations made using fire assay intervals

•	No stripping ratio calculated

•	No metallurgical recovery information utilized

Bartels (1999) recalculated the gold contained within the POD (Railroad) deposit (Table 6.2). Bartels utilized a cross-sectional method with 58 holes on 27 cross sections spaced 100 ft apart through the POD (Railroad) area using the following assumptions:

•	Tonnages were calculated using a 13.5 cubic ft per ton density factor.

•	Assay values include silver credits, at a 60:1 ratio.

•	Compositing of assay values was done according to the following conventions:

•	Intervals of low grade (<0.030 opt Au) up to 15 ft thick, bound on both sides by >0.030 opt Au values were included within the ore envelope only if the average of the low grade and the upper and lower bounding values was greater than or equal to 0.030 opt Au.

•	No cropping of high assay values was done, all assays taken at face value.

•	Volumes were determined by projecting the contoured ore areas 50 ft either side of the section plane.

•	An average grade was assigned to each area by determining the weighted average grade of all drill intercepts within the ore envelope.

•	Average grade was assigned to the respective volume and contained ounces were calculated.”

Effective Date: June 29, 2017	39

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Table 6.2. Historic resource estimates for railroad project.

Resource Area	Tons	Tonnes	Contained Ounces Au	Average Au Grade		Cutoff Au Grade		Reference
				(opt)	(ppm)	(opt)	(ppm)
POD	1,197,400	1,086,280	107,766	0.090	3.09	0.030	1.03	Kuhl, 1985
POD	1,400,000	1,270,080	112,000	0.080	2.74	0.020	0.69	Kuhl, 1985
POD	1,006,665	913,250	89,731	0.089	3.05	0.030	1.03	Bartels, 1999

*The mineral resource estimates summarized in Table 6.2 are non – NI 43-101 compliant resources that were calculated prior to the introduction of the standards set forth in NI 43-101. The authors of this Technical Report have referred to these estimates as “historic resources” and are not treating them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized. The historic resource estimates described above should not be relied upon and have only been included to demonstrate the mineral potential of the POD (Railroad) Zone at the Railroad Project.

6.3	Pinion Project Historic Exploration

Exploration activity at Pinion Project area dates back to the discovery of the Pinion Prospect in 1980 by Newmont with the majority of the historic work being conducted in the late 1980s and early to mid-1990s. The exploration history for the Pinion Project overlaps somewhat with that of the adjacent Railroad Project area as portions of the two project areas have been operated by the same company in the past. Historic exploration work completed at the Pinion Project area is summarized in Table 6.3.

The historical work completed at the Pinion Project identified a significant zone of Carlin-type gold mineralization at the Pinion prospect (section 22 and 27, T30N, R53E), as well as an additional zone of mineralization at the Dark Star prospect (section 25, T30N, R53E). Figures 6.1 and 6.2 illustrate the results of historical soil and rock grab sampling on the Pinion (and Railroad) Projects. Historical drilling and resource estimation work are discussed below. The geology of the Pinion Project and the mineralization encountered at the Pinion and Dark Star prospects are discussed in detail in Section 7 of this Report.

Table 6.3. Summary of historic exploration on the Pinion Property (after DeMatties, 2003).

Year	Company	Exploration
1980	Newmont

Conducted a regional stream sediment survey within the Pinion Range, which revealed a geochemical anomaly along Trout Creek

Further prospecting on previously staked land led to the finding of the baritic jasperoid (Webb Fm) at what is now the Pinion Main Zone.

1980	Cyprus Exploration Co. (“Cyprus”)/AMOCO	Completed 31 RC drillholes through Au-bearing jasperoid outcrops and soil geochemical anomalies, 21 of which intersected anomalous Au values assaying up to 0.04 opt (1.37 ppm) Au over 21.3 ft (6.5 m).

1982	Freeport	Drilled 8 RC holes, each intersected gold, averaging 0.036 opt (1.23 ppm) Au over 134.5 ft (41 m).

1985	DCDV Corporation (Desert Ventures)	No work was completed on the property.

1988-89	Newmont	Drilled 65 RC holes through shallow mineralization, which led to the discovery of a deep non-NI 43-101 compliant historic mineral resource (known as South Bullion), comprising 20 million tons grading 0.026 opt (0.89 ppm) Au *(see discussion below in section 6.5).

Effective Date: June 29, 2017	40

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Year	Company	Exploration
1989	Teck Resources (“Teck”)/ Lord River Mines	Completed 33 RC drillholes, geological mapping (1”=100’), and a soil survey within the discovery area.
1990-1994	Crown Resources (“Crown”)

Drilled 126 RC holes between 1990 and 1994 (property total now 202 RC holes), completed metallurgical testing, claim staking, detailed mapping at a scale of 1”:100’, rock chip sampling, 800 soil samples, (ground) controlled source audio magnetotellurics (CSAMT), and an airborne magnetic-electromagnetic-radiometric survey

Defined two small and shallow mineralized zones (Main Zone and Central Zone, also known as North Pod) with a non-NI 43-101 compliant historic mineral resource of 8.1 million tons grading 0.026 opt (0.89 ppm) Au*

1994-1995	Crown Resources/ Cyprus

Collected 914 rock samples and compiled the geochemical results of previous exploration on the property, identifying a number of Au anomalies over 0.005 ppm in the area, up to 0.939 ppm defining the Ridge zone and Northern Extension mineralized showings of the Webb Fm.

Drilled 74 RC holes through the South Bullion resource, which confirmed and expanded the non-NI 43-101 compliant historic mineral resource to 31 million tons at 0.026 opt(0.89 ppm) Au*(see discussion below in section 6.5).

In-fill drilling further defined the mineralization at the Main Zone and North Pod.

1996	Crown Resources/ Royal Standard Minerals Inc. (“RSM”)

Collected 225 follow-up rock chip samples along 100’ lines, assaying up to 1.7 ppm Au .

Conducted field mapping.

Completed 7 diamond drillholes, totalling 1354 feet at the Main zone and North Pod, and produced a non-NI 43-101 compliant historic mineral resource* and preliminary scoping study (see discussion below in section 6.5).

1997-1999	Crown Resources/ RSM/Cameco	Completed mapping, CSAMT ground geophysical surveys, rock chip sampling and 26 RC drillholes.
1999-2001	Crown Resources/ RSM	No work was completed on the property.
2002-2011	RSM

In 2003, completed metallurgy work through drilling (10 RC holes) and trenching.

Density measurements revealed that overall tonnage could be 10% greater than previously estimated for the Pinion Main Zone Deposit.

In 2007, 5 diamond drillholes were completed to in order to determine the water table, and rock sampling to characterize the neutralization and acid generating potential of the ore and waste rocks.

Proposed leach pad drill testing was completed in 2007.

*The mineral resource estimates summarized in Table 6.3 are NI 43-101 non – compliant resources that were calculated prior to the introduction of the standards set forth in NI 43-101. The authors of this Technical Report have referred to these estimates as “historic resources” and are not treating them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized. The historic resource estimates described above should not be relied upon and have only been included to demonstrate the mineral potential of the Pinion Project.

6.4	Pinion Historic Drilling

The majority of the historic work completed at the Pinion Project has been conducted at and around the Pinion Deposit located in sections 22 and 27 of Township 30 North, Range 53 East (Mount Diablo Meridian). Section 22 hosts the mineralized and outcropping Main Zone and North Pod, which are the near-surface shallow portions of the Pinion Deposit (which has also been referred to historically as the South Bullion or Trout Creek Deposit). Pinion gold mineralization extends southeast, plunging shallowly, into section 27 following the Pinion anticlinorium and the contact between the faulted Mississippian Webb Formation siltstones and the underlying Devonian Devils Gate Limestone Formation. Additionally, historic drilling has been conducted in section 25 (T30N, R53E) at the Dark Star occurrence. Historic Pinion Project area drillholes are shown in Figures 6.3 and 6.4.

Effective Date: June 29, 2017	41

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

A total of 385 drillholes were completed at the Pinion Deposit and immediate area, between 1981 and 2007 (McCusker and Drobeck, 2012). The majority of the holes were completed by reverse circulation drilling with minor diamond (core) drilling by Royal Standard between 1996 and 2007. Table 6.4 below summarizes the historical drilling at Pinion and Dark Star.

To date, historic exploration conducted in the Pinion Project area has identified two areas of gold mineralization at the Pinion Deposit and Dark Star Prospect (Figures 6.1 to 6.4). The Pinion Deposit comprises two discrete zones of mineralization (Main Zone and North Pod) with the majority of the historic drilling having been completed at the Main Zone including the jasperoid breccia outcrops located near the southern boundary of section 22 (T30N, R53E). Historic drilling has intersected and extended the Main Zone gold mineralization well into section 27 to the southeast. The North Zone is located approximately 1,000 ft (~300m) north east of the jasperoid outcrops of the Main Zone.

Table 6.4. Historic drillholes for the Pinion Project area.

Drillhole Series	Series First No.	Series Last No.	No. Drillholes*	Total Length (ft)	Company	Year	Project	Type
Pinion and immediate area
TCX	1	27	31	9,495	Amoco	1981	Pinion	RC
TC	1	8	8	2,695	Freeport	1982	Pinion	RC
SB	1	65	65	37,109	Newmont	1988-89	Pinion	RC
TCT	1	33	33	9,740	Teck	1989	Pinion	RC
CTC	1	26	27	5,815	Crown	1991	Pinion	RC
CPR	27	110	84	22,625	Crown	1991	Pinion	RC
CPR	111	125	15	7,945	Crown	1992	Pinion	RC
SB	66	139	74	41,470	Cyprus	1994-95	Pinion	RC
SB-96	140	146	7	1,541	RSM	1996	Pinion	Core
SB-97	140	141	2	1,880	Cameco	1997	Pinion	RC
SB-97	147	152	6	6,981	Cameco	1998	Pinion	RC
SB-98	153	162	10	8,684	Cameco	1998	Pinion	RC/Core
SB-99	163	170	8	9,692	Cameco	1999	Pinion	RC/Core
PMZ-03	1	10	10	2,620	RSM	2003	Pinion	RC
PN-07	1	5	5	1,340	RSM	2007	Pinion	Core
		Total	385	172,075

Effective Date: June 29, 2017	42

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Drillhole Series	Series First No.	Series Last No.	No. Drillholes*	Total Length (ft)	Company	Year	Project	Type
Dark Star and other reconnaissance areas
CCR	1	8	8	5,280	Crown		Dark Star/Pinion	RC
CDS	1	29	30	12,660	Crown	1991	Dark Star	RC
CST	1	6	7	4,380	Crown	1991	“Recon”	RC
WR-91	1	5	5	2,465	Westmont	1991	Dark Star/”Recon”	RC
CDS	30	62	33	21,001	Crown	1992	Dark Star	RC
JRB-92	1	13	13	5,700	Westmont	1992	JR Butte	RC
FS	1	3	3	1,525	Cyprus		Jasperoid Wash North
		Total	99	53,011
Dixie Creek and Area
DX	1	25	26	12,125	Freeport	1988-89	Dixie Creek	RC (?)
CDC	26	29	4	2,500	Crown	1991	Dixie Creek	RC
CDC-97	30	36	7	4,740	Cameco	1997	Dixie Creek	RC
CDC-98	37	40	4	4,065	Cameco	1998	Dixie Creek	RC
		Total	41	23,430

* Occasionally includes “extra” holes due to drill labelling issues resulting in letter suffixes (i.e. TCX-01 and TCX-01a).

The Main Zone of the Pinion Deposit trends southeasterly and is approximately 4,800 ft (1.46 km) long ranging from 500 ft to 1,100 ft (150 to 330 m) in width with thicknesses ranging between 50 ft and 500 ft (~15 to 150 m) vertically (Figure 6.4). Mineralization at the Main Zone has been intersected to a depth of 600 ft (180 m) below surface. The North Zone of the Pinion Deposit is approximately 1,100 ft (300 m) long (along a roughly north-south trend), ranges from 150 to 230 ft (45 to 70 m) wide and ranges in vertical thickness between 120 ft and 450 ft (~35 to 135 m). Summary assay highlights for the Pinion historic drilling are provided in Table 6.5.

The gold zone at Pinion occurs in a dissolution collapse breccia developed along the contact between the Mississippian Tripon Pass silty micrite and the underlying calcarenite and limestone of the Devonian Devils Gate Limestone Formation. Important structural controls are west-northwest and north to northeast striking folds and faults. The Main Zone mineralization broadly lies along the hinge of a west-northwest trending open anticline approximately 2,400 ft (730 m) in strike length, by 500 to 1,100 feet (150 to 330 m) in width and a vertical extent of 50 to 400 feet (15 to 120 m). Historic drilling additionally intersected a number of high grade mineralized zones to the southeast of the main hinge zone at greater depths still within the hinge of the anticline as well as to the south along the southwest limb of the folded/faulted contact zone between the Devils Gate Limestone Formation and the overlying Tripon Pass Formation silty micrite.

Effective Date: June 29, 2017	43

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Table 6.5. Assay intercept highlights for Pinion drilling 1981 to 2007; (na = assays not available).

6.5	Pinion Historic Resource Estimates

Drillhole ID	Zone	Company	Year	From (ft)	To (ft)	Interval		Grade Au		Ag (ppm)
						(ft)	(m)	(opt)	(ppm)
CPR-059	Main	Crown	1991	160	365	205	62.48	0.029	1.00	na
including	Main	Crown	1991	175	210	35	10.67	0.071	2.43	na
CPR-071	Main	Crown	1991	0	140	140	42.67	0.036	1.23	na
CPR-100	Main	Crown	1991	15	220	205	62.48	0.033	1.13	na
CPR-102	Main	Crown	1991	30	280	250	76.20	0.028	0.96	na
CPR-110	Main	Crown	1991	35	260	225	68.58	0.031	1.05	na
PMZ-03-02	Main	RSM	2003	75	230	155	47.24	0.037	1.27	na
including	Main	RSM	2003	75	115	40	12.19	0.074	2.54	na
SB-078	Main	Cyprus	1994-95	305	670	365	111.25	0.027	0.93	4.15
including	Main	Cyprus	1994-95	525	650	125	38.10	0.049	1.67	3.21
including	Main	Cyprus	1994-95	525	550	25	7.62	0.160	5.47	3.64
SB-096	Main	Cyprus	1994-95	590	660	70	21.34	0.067	2.30	na
including	Main	Cyprus	1994-95	610	640	30	9.14	0.132	4.51	na
SB-098	Main	Cyprus	1994-95	505	660	155	47.24	0.033	1.15	na
SB-111	Main	Cyprus	1994-95	565	700	135	41.15	0.063	2.18	na
including	Main	Cyprus	1994-95	580	635	55	16.76	0.116	3.97	na
SB96-146	Main	Cyprus	1996	4	137	133	40.54	0.062	2.12	13.16
including	Main	Cyprus	1996	4	42	38	11.58	0.107	3.68	18.22
TCT-014	Main	Teck	1989	0	100	100	30.48	0.059	2.01	10.74
including	Main	Teck	1989	5	40	35	10.67	0.014	4.73	20.20
TCT-018	Main	Teck	1989	5	85	80	24.38	0.125	4.29	26.45
including	Main	Teck	1989	45	65	20	6.10	0.229	7.86	37.00
TCT-023	Main	Teck	1989	25	140	115	35.05	0.058	2.00	5.46
including	Main	Teck	1989	60	90	30	9.14	0.149	5.11	8.72
SB-033	Main (SE)	Newmont	1988-89	535	685	150	45.72	0.026	0.90	na
including	Main (SE)	Newmont	1988-89	650	685	35	10.67	0.073	2.52	na
SB-035	Main (SE)	Newmont	1988-89	640	830	190	57.91	0.054	1.85	na
including	Main (SE)	Newmont	1988-89	785	830	45	13.72	0.195	6.69	na
SB-038	Main (SE)	Newmont	1988-89	595	675	80	24.38	0.085	2.92	na
including	Main (SE)	Newmont	1988-89	650	675	25	7.62	0.228	7.80	na
SB-040	Main (SE)	Newmont	1988-89	560	640	80	24.38	0.092	3.15	na
SB-048	Main (SE)	Newmont	1988-89	20	120	100	30.48	0.081	2.77	0.39
including	Main (SE)	Newmont	1988-89	20	60	40	12.19	0.150	5.13	0.41
SB-063	Main (SE)	Newmont	1988-89	515	665	150	45.72	0.034	1.18	7.11
including	Main (SE)	Newmont	1988-89	525	555	30	9.14	0.110	3.77	32.15
SB-093	Main (SE)	Cyprus	1994-95	375	500	125	38.10	0.025	0.86	7.39

Effective Date: June 29, 2017	44

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

SB-136	Main (SE)	Cyprus	1994-95	580	915	335	102.11	0.040	1.38	3.13
including	Main (SE)	Cyprus	1994-95	580	720	140	42.67	0.073	2.51	1.26
Drillhole ID	Zone	Company	Year	From (ft)	To (ft)	Interval		Grade Au		Ag (ppm)
						(ft)	(m)	(opt)	(ppm)

SB-147-97	Main (SE)	Cameco	1997	260	375	115	35.05	0.038	1.29	8.27
including	Main (SE)	Cameco	1997	260	280	20	6.10	0.141	4.82	4.50
TCX-025	Main (SE)	Amoco	1981	200	280	80	24.38	0.065	2.23	na
including	Main (SE)	Amoco	1981	200	220	20	6.10	0.189	6.48	na
CPR-031	North Pod	Crown	1991	45	215	170	51.82	0.040	1.37	na
CPR-047	North Pod	Crown	1991	25	210	185	56.39	0.029	1.02	na
CPR-075	North Pod	Crown	1991	135	310	175	53.34	0.042	1.43	na
including	North Pod	Crown	1991	205	245	40	12.19	0.076	2.62	na
CPR-095	North Pod	Crown	1991	0	415	415	126.49	0.026	0.89	na
including	North Pod	Crown	1991	200	415	215	65.53	0.032	1.10	na
CPR-096	North Pod	Crown	1991	0	210	210	64.01	0.026	0.88	na
CPR-097	North Pod	Crown	1991	0	160	160	48.77	0.035	1.19	na
including	North Pod	Crown	1991	120	160	40	12.19	0.068	2.33	na
CPR-099	North Pod	Crown	1991	15	180	165	50.29	0.055	1.89	na
including	North Pod	Crown	1991	70	175	105	32.00	0.076	2.62	na
including	North Pod	Crown	1991	70	105	35	10.67	0.147	5.04	na

Several historic mineral resource estimates have been completed by a variety of companies over several years for Pinion, as well as the nearby (~2 miles (3.2 km) east) Dark Star prospect, in what is now referred to as GSV’s Pinion Project area. A review of the historical data within the Pinion Project drillhole database conducted by APEX did not identify any significant issues. Where issues were found, original data was reviewed and the database was corrected. As a result, the historic Pinion project drill data provides sufficient reliability to warrant the following discussion of historic mineral resource estimates. However, it should be noted that all historic estimates discussed herein are now superseded by recently completed NI 43-101 compliant Mineral Resource Estimates for the Pinion Deposit (Dufresne et al., 2015; Dufresne and Nicholls, 2016) and the Dark Star Deposit (Dufresne et al., 2015). The updated NI 43-101 compliant Pinion Deposit Mineral Resource Estimate and the 2015 Dark Star Deposit Maiden Mineral Resource Estimate are described in greater detail in Section 14 ‘Mineral Resources’ of this report.

The reader is cautioned that the historic mineral resource estimates discussed in this section, and summarized in Table 6.6, are non – NI 43-101 compliant mineral resources that were calculated prior to the implementation of the standards set forth in NI 43-101 and are not consistent with current CIM standards for mineral resource estimation (as defined by the CIM Definition Standard on Mineral Resources and Ore Reserves dated May 10, 2014). The authors of this Technical Report have referred to these estimates as “historic resources” and the reader is cautioned not to treat them, or any part of them, as current mineral resources. The historic resources described below have been included simply to summarize previous work at the Project and to demonstrate the mineral potential of certain target areas within the Railroad-Pinion Project area. With respect to the Pinion and Dark Star deposits, as previously mentioned, a thorough review of all historic data has been performed by a Qualified Person, along with additional exploration and validation work, which has confirmed historical data that has been used to calculate current and compliant NI 43-101 compliant mineral resource estimates for these prospects that are discussed in greater detail in Section 14.

Effective Date: June 29, 2017	45

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

The first documented historic resource estimate for the Pinion prospect was completed by Crown Resources in 1991 (Calloway, 1992a) and included information from 194 drillholes in the Main Zone and North Pod Zone and appears to have been restricted to section 22 (T30N, R53E). The estimation was completed using a polygonal method based on cross-sections, a gold cut-off grade of 0.01 oz Au/ton (0.34 g Au/t) along with a tonnage factor of 13 cubic feet per ton (SG 2.464). A “geologic” resource of 8.11 million tons of material averaging 0.026 oz Au/ton (0.89 g Au/t), containing approximately 210,000 oz Au, was calculated (Table 6.6).

Table 6.6. Summary of Pinion Prospect historic resource estimates (Section 22, T30N, R53E).

Resource	Year	Tons (×106)	Tonnes (×106)	Gold Grade		Silver Grade		Cutoff Grade	Contained Ounces
				(opt)	(g/t)	(opt)	(g/t)		Au	Ag
Crown (Calloway, 1992a)	1991	8.11	7.36	0.026	0.891	-	-	0.01	210,860
Polygonal (Wood, 1995)	1995	30.64	27.8	0.026	0.89	-	-	0.01	796,640
MIK (Wells, 1995)	1995	18.26	16.56	0.0269	0.92	-	-	0.01	491,194
Bharti (Bharti Eng., 1996)	1996	10.8	9.8	0.025	0.857	0.157	5.383	-	270,000	1,695,600

* The mineral resource estimates summarized in Table 6.6 are NI 43-101 non – compliant mineral resources and are not consistent with current NI 43-101 and CIM standards for mineral resource estimation. The authors of this Technical Report have referred to these estimates as “historic resources” and the reader is cautioned not to treat them, or any part of them, as current mineral resources as there is insufficient information available to properly assess estimation parameters and the standards by which the estimates were categorized. The reader is referred to section 14 “Mineral Resource Estimates” for a discussion of a current and NI 43-101 compliant mineral resource estimate for the Pinion Deposit, which was initially discussed in Dufresne and Nicholls (2016).

The most robust historic resource estimates calculated for the Pinion Deposit, which included the Main Zone and North Pod in sections 22 and 27 (T30N, R53E), were completed in 1995 by Cyprus Metals. They comprise a polygonal estimate (Wood, 1995) and a Multiple Indicator Kriging (MIK) estimate using Mintec’s MEDSystem software (Wells, 1995). The polygonal estimate incorporated both high density and low density drilling at, and surrounding, the two zones of mineralization and utilized a tonnage factor of 12.5 cubic feet/ton (SG 2.563). Polygons were constructed using cross-sectional drill hole drillhole information and were classified as “proven” in areas where drill density was high (< 100 ft, where polygons were projected <50 ft on either side of a section). Polygons with drillhole spacing between 100 ft and 200 ft were classified as “probable” and those with relatively wide spacing >200 ft were classified as “inferred”. The resource was calculated by summing all polygons with an average grade above a cut-off of 0.01 opt Au. The original classification of the 1995 polygonal Pinion resource is not consistent with either NI 43-101 or CIM standards. The summary provided in Table 6.6 is taken from the original report and represents a summation of all three of the historic resource categories into a global historic “geological” resource.

Effective Date: June 29, 2017	46

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

The 1995 Cyprus Polygonal Resource was calculated using a significant amount of drill data (~350 drillholes) and was completed by reputable individuals in a manner that was consistent with industry standards at that time. However, the estimate incorporated very few density (SG) measurements and a very limited amount of QA/QC data.

Also in 1995, Cyprus produced an MIK (Multiple Indicator Kriging) estimate for the Pinion Deposit utilizing a similar database to that of the polygonal resource described above. The same tonnage factor as the polygonal resource (12.5 cubic feet/ton, or SG 2.563) was used and grade was applied to a 50 ft x 50 ft x 20 ft block model using Mintec’s MEDSystem software and an MIK grade estimation algorithm. Following the estimation process Lerchs-Grossman pit models were run for $400/oz and $700/oz gold price scenarios using various parameters including; 45 degree maximum pit slopes, a $2.51/ton crushed ore cost (crushing processing, pad construction and G&A), 48% recovery for ROM material and 62% recovery for crushed material with a 0.0143 opt Au ROM cut-off grade (~0.5 g/t Au) and a ROM/crush cut-off grade of 0.008 opt Au (~0.27 g/t Au) for the $700/oz scenario and 0.009 opt Au (~0.31 g/t Au) for the $400/oz scenario. In a resource summary document by Wells (1995) it is clearly stated that the resource work relied upon estimations, due to limited test work, for key factors such as density, recovery and optimal crush size (limited metallurgical testing). However, the assumptions made are considered reasonable and the resource estimation effort is considered acceptable for disclosure as a historic resource (Table 6.6).

In 1996, Royal Standard Minerals (RSM) contracted Bharti Engineering of Toronto, Canada, to conduct a resource estimation on the Pinion Main Zone and North Pod mineralization within section 22 (T30N, R53E) and excluded data within section 27 (Bharti Engineering, 1996). The resource estimate utilized GEMCOM mining software and although not clearly stated it is thought that the Inverse Distance Squared (ID2) grade estimation algorithm was used to apply grade to a 50 ft x 50 ft x 20 ft block model. Samples (~5 ft average length) were uncapped but composited (to 20 ft), with a minimum of two and a maximum of twelve data points required for modeling. The Bharti estimate comprised a “global resource”, with no lower cut-off grade defined, of 10.8 million tons grading 0.025 opt Au (0.86 g/t Au), representing a total of 273,800 contained ounces of gold (Table 6.6), which incorporated more data but is otherwise comparable to the 1991 Crown polygonal estimate discussed above. A Whittle pit was run for the resource using a gold price of $390/oz, a recovery of 67%, total operating costs of $5.75/ton, a 4% Royalty, 50o maximum pit slope and dilution estimated at 10%. Using these values, two potential pits were generated for the Main Zone and North Pod totaling 3.3 million tons and averaging 0.026 opt Au (0.89 g/t Au) for approximately 85,750 oz of gold of which 57,400 oz would be considered recoverable. As with the previously discussed historic resource estimates, this estimate incorporated limited SG, QA/QC and recovery (metallurgical) information and its geographic limitation to section 22 in turn limits the applicability of the resource estimate as it excludes a significant amount of drill data in the northern part of section 27.

Effective Date: June 29, 2017	47

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

The Bharti Engineering (1996) historical Pinion resource estimate is of interest as it compares favorably to the 1991 Crown estimate, both of which were restricted to drilling within section 22 only. However, unlike the 1991 Crown estimate, the 1996 Bharti estimate incorporated a significant number of silver analyses (Table 6.6). The parameters used in the estimation of silver in the Bharti 1996 work are uncertain and an analysis of the Pinion database by APEX shows that silver analyses are only available for limited portions of the Pinion drill database.

6.6	Dark Star Historic Exploration

The Dark Star Prospect (section 25, T30N, R53E) is located approximately 2 miles (3.2 km) east of the Pinion Main Zone. Historic exploration work completed at the Dark Star area is summarised in Table 6.7. In 1990 rock and soil sampling identified anomalous surface geochemistry in the area of the Dark Star Prospect (Figures 6.1 and 6.2). Follow-up drilling in 1991 resulted in the confirmation of bedrock hosted mineralization at Dark Star. The geology of the Pinion Project and the mineralization encountered at the Dark Star Prospect is discussed in detail within Section 7 of this report.

Table 6.7. Summary of historic exploration in the area of the Dark Star Prospect.

Year	Company	Exploration
1990	Crown Resources ("Crown")	Discovery of Dark Star surface mineralization and definition of surface anomaly with localized rock chip and soil samples

1991	Crown

Discovery of Dark Star mineralized zone, 30 drillholes completed totaling 13, 000 feet (CDS1-30)

detailed rock and soil sampling programs

detailed surface mapping at 1 inch =100 ft

6 reconnaissance drillholes were completed peripheral to the Dark Star Deposit (3 of which are located outside of the Property)

1991	Westmont	drilled 3 holes ("WR") north of the Dark Star mineralized zone

1992	Crown

completion of 33 additional drillholes (CDS 31-62)

detailed CSAMT survey

detailed palynology studies to better define Dark Star stratigraphy resource of 7.0 million tons at 0.022 opt Au or 154,00 oz of contained in Section 25 (Calloway, 1992)

1994	Crown	updated? resource completed by Pan Antilles Resources of 7.5 million tons 0.02opt Au or 151,000 oz Au (McCusker, 2012)

1994-1995	Cyprus AMAX

9 drillholes completed to the north of the Dark Star mineralized zone (in Section 24)

Calculated the Dark Star non-NI 43-101 compliant historic mineral resource of 7.7 million tons at 0.02 opt (0.69 ppm) Au*

1997	Cameco, Royal Standard Minerals	Gradient IP/Resistivity Survey completed between Dark Star and Dixie Creek

1997	Exploration Mirandor Inc.	11 holes drilled (EMRR -97##) North and west of Dark Star mineralized zone

1998	Kinross, Exploration Mirandor Inc.	7 holes drilled just north of mineralized zone (K98)

1999	Kinross, Exploration Mirandor Inc.	6 holes drilled northwest of DS mineralized zone (K99)

Effective Date: June 29, 2017	48

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

*The mineral resource estimates summarized in Table 6.7 are NI 43-101 non – compliant resources that were calculated prior to the introduction of the standards set forth in NI 43-101. The authors of this Technical Report have referred to these estimates as “historic resources” and are not treating them as current mineral resources as there is insufficient information available to properly assess estimation parameters and the standards by which the estimates were categorized. The reader is referred to section 14 “Mineral Resource Estimates” for a discussion of a current and NI 43-101 compliant mineral resource estimate for the Dark Star Deposit, which was initially discussed in Dufresne et al. (2015).

6.7	Dark Star Historic Drilling

Although the majority of the historic work completed at the Pinion Project has been conducted at and around the Pinion Deposit, significant drilling has also been completed in Sections 24 and 25 (T30N, R53E) at and around the Dark Star Prospect. Historic drillholes for the entire Pinion Project area, including holes in the area of Dark Star, are illustrated in Figures 6.3 and 6.4. Drilling at the Dark Star Prospect and the immediate surrounding area was completed by a variety of companies including Crown, Westmont, Exploration Mirandor, Kinross and Cyprus Amax. A total of 105 RC drillholes were completed between 1991 and 1999 (McCusker and Drobeck, 2012).

Historic drilling has identified an approximately north-south trending mineralized zone at the Dark Star Prospect named the Dark Star Corridor (DSC). The 1992 drilling defined a 300 ft (90 m) thick zone of generally lower grade (<0.025 opt [0.85 ppm] Au), somewhat bedding conformable mineralization (Calloway, 1992). The mineralization is open in three directions (north, east and west). Highlights of the initial Crown drilling are provided in Table 6.8.

Anomalous gold mineralization at Dark Star has been intersected over an area 2,000ft (610 m) along a north-south trend by up to 1,610 ft (490 m) in width and to a depth of 690 ft (210 m) below surface. The Dark Star mineralization is hosted in collapse brecciated debris flow conglomerate, bioclastic limestone and calcarenite of the Pennsylvanian Moleen and Tomera Formations. In general, the Dark Star gold grades are lower than at Pinion and the mineralization appears to be less continuous. However, there are some excellent historic intersections. Highlight drilling intersections at Dark Star include 0.044 opt (1.58 g/t) Au over 95 ft (28.96 m) in hole CDS-001 and 0.061 opt (2.1 g/t) over 250 ft (76.20 m) in hole CDS-053 (Table 6.8).

In 1994 Cyprus completed 9 drillholes east and northeast of the Dark Star Prospect. Exploration Mirandor Inc. and Kinross completed a total of 24 drillholes between 1997 and 1999 designed to extend the Dark Star mineralization to the north into section 24. Highlights of the Exploration Mirandor and Kinross drilling are provided in Table 6.8.

Table 6.8. Dark Star historic drilling highlights.

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (oz/t)	Au (ppm)
CDS-001	0.00	129.54	129.54	0	425	425	0.021	0.72
Including	1.52	30.48	28.96	5	100	95	0.046	1.58
CDS-002	0.00	156.97	156.97	0	515	515	0.018	0.62
Including	4.57	35.05	30.48	15	115	100	0.044	1.51
CDS-003	88.39	143.26	54.86	290	470	180	0.005	0.18
And	187.45	214.88	27.43	615	705	90	0.013	0.44

Effective Date: June 29, 2017	49

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (oz/t)	Au (ppm)
Including	195.07	214.88	19.81	640	705	65	0.018	0.60
CDS-004	18.29	91.44	73.15	60	300	240	0.012	0.42
Including	44.20	89.92	45.72	145	295	150	0.016	0.53
CDS-008	32.00	150.88	118.87	105	495	390	0.020	0.68
including	41.15	141.73	100.58	135	465	330	0.022	0.76
CDS-009	21.34	94.49	73.15	70	310	240	0.019	0.67
including	24.38	88.39	64.01	80	290	210	0.021	0.73
CDS-010	15.24	65.53	50.29	50	215	165	0.011	0.38
including	48.77	65.53	16.76	160	215	55	0.024	0.83
CDS-011	73.15	123.44	50.29	240	405	165	0.016	0.54
including	80.77	109.73	28.96	265	360	95	0.022	0.76
CDS-012	0.00	59.44	59.44	0	195	195	0.017	0.59
including	0.00	44.20	44.20	0	145	145	0.022	0.75
or	0.00	22.86	22.86	0	75	75	0.031	1.07
CDS-016	73.15	131.06	57.91	240	430	190	0.010	0.34
including	92.96	114.30	21.34	305	375	70	0.014	0.50
CDS-017	0.00	79.25	79.25	0	260	260	0.015	0.50
including	16.76	74.68	57.91	55	245	190	0.018	0.62
or	16.76	54.86	38.10	55	180	125	0.021	0.73
CDS-018	24.38	42.67	18.29	80	140	60	0.011	0.39
including	38.10	39.62	1.52	125	130	5	0.086	2.95
CDS-019	0.00	120.40	120.40	0	395	395	0.012	0.40
including	71.63	117.35	45.72	235	385	150	0.018	0.62
CDS-020	0.00	22.86	22.86	0	75	75	0.008	0.28
including	10.67	19.81	9.14	35	65	30	0.012	0.41
CDS-021	0.00	120.40	120.40	0	395	395	0.012	0.40
including	0.00	48.77	48.77	0	160	160	0.016	0.55
or	96.01	112.78	16.76	315	370	55	0.017	0.58
CDS-022	12.19	97.54	85.34	40	320	280	0.010	0.34
including	35.05	71.63	36.58	115	235	120	0.018	0.61
CDS-023	0.00	28.96	28.96	0	95	95	0.014	0.48
including	0.00	16.76	16.76	0	55	55	0.021	0.73
CDS-024	0.00	47.24	47.24	0	155	155	0.016	0.54
including	0.00	25.91	25.91	0	85	85	0.020	0.69
or	39.62	47.24	7.62	130	155	25	0.019	0.64
CDS-025	0.00	88.39	88.39	0	290	290	0.007	0.23
including	0.00	36.58	36.58	0	120	120	0.010	0.33
CDS-026	7.62	77.72	70.10	25	255	230	0.012	0.41
including	25.91	76.20	50.29	85	250	165	0.014	0.49

Effective Date: June 29, 2017	50

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (oz/t)	Au (ppm)
CDS-027	0.00	57.91	57.91	0	190	190	0.031	1.05
including	9.14	48.77	39.62	30	160	130	0.042	1.46
CDS-028	0.00	32.00	32.00	0	105	105	0.008	0.28
CDS-029	0.00	9.14	9.14	0	30	30	0.012	0.40
CDS-030	18.29	121.92	103.63	60	400	340	0.014	0.47
including	45.72	121.92	76.20	150	400	250	0.015	0.51
CDS-031	0.00	42.67	42.67	0	140	140	0.025	0.86
including	3.05	24.38	21.34	10	80	70	0.046	1.56
CDS-032	15.24	121.92	106.68	50	400	350	0.013	0.45
including	21.34	64.01	42.67	70	210	140	0.016	0.55
CDS-033	41.15	184.40	143.26	135	605	470	0.012	0.42
including	153.92	184.40	30.48	505	605	100	0.031	1.06
CDS-034	45.72	198.12	152.40	150	650	500	0.010	0.36
including	73.15	164.59	91.44	240	540	300	0.014	0.49
CDS-035	88.39	121.92	33.53	290	400	110	0.010	0.35
CDS-044	54.86	152.40	97.54	180	500	320	0.009	0.31
CDS-045	79.25	210.31	131.06	260	690	430	0.009	0.31
CDS-046	0.00	140.21	140.21	0	460	460	0.014	0.50
including	12.19	94.49	82.30	40	310	270	0.021	0.71
CDS-047	57.91	182.88	124.97	190	600	410	0.014	0.50
including	137.16	179.83	42.67	450	590	140	0.025	0.85
CDS-048	0.00	131.06	131.06	0	430	430	0.012	0.41
including	100.58	128.02	27.43	330	420	90	0.022	0.75
CDS-049	0.00	88.39	88.39	0	290	290	0.015	0.50
including	24.38	76.20	51.82	80	250	170	0.028	0.97
CDS-053	33.53	195.07	161.54	110	640	530	0.036	1.22
including	112.78	188.98	76.20	370	620	250	0.061	2.10
CDS-054	33.53	42.67	9.14	110	140	30	0.012	0.41
CDS-056	0.00	106.68	106.68	0	350	350	0.015	0.51
including	79.25	100.58	21.34	260	330	70	0.032	1.09
CDS-058	57.91	207.26	149.35	190	680	490	0.022	0.74
CDS-059	21.34	91.44	70.10	70	300	230	0.014	0.47
CDS-060	21.34	85.34	64.01	70	280	210	0.013	0.46
CDS-061	0.00	143.26	143.26	0	470	470	0.014	0.47
EMRR9707	48.77	175.26	126.49	160	575	415	0.016	0.56
including	62.48	124.97	62.48	205	410	205	0.022	0.76
or	100.58	114.30	13.72	330	375	45	0.045	1.55
EMRR9735	67.06	167.64	100.58	220	550	330	0.013	0.45
including	88.39	144.78	56.39	290	475	185	0.019	0.65

Effective Date: June 29, 2017	51

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (oz/t)	Au (ppm)
EMRR9736	64.01	166.12	102.11	210	545	335	0.009	0.30
including	76.20	112.78	36.58	250	370	120	0.016	0.55
EMRR9737	53.34	62.48	9.14	175	205	30	0.052	1.78
And	89.92	120.40	30.48	295	395	100	0.012	0.43
Including	100.58	112.78	12.19	330	370	40	0.024	0.81
K98-1	76.20	109.73	33.53	250	360	110	0.022	0.77
Including	88.39	102.11	13.72	290	335	45	0.030	1.02
K98-2	89.92	131.06	41.15	295	430	135	0.018	0.60
Including	120.40	128.02	7.62	395	420	25	0.035	1.20
K98-3	99.06	137.16	38.10	325	450	125	0.016	0.55
K98-4	70.10	76.20	6.10	230	250	20	0.017	0.60
And	109.73	118.87	9.14	360	390	30	0.029	1.01
Including	112.78	117.35	4.57	370	385	15	0.052	1.77
K98-5	39.62	44.20	4.57	130	145	15	0.018	0.60
And	51.82	68.58	16.76	170	225	55	0.018	0.63
Including	60.96	67.06	6.10	200	220	20	0.039	1.33
And	114.30	202.69	88.39	375	665	290	0.012	0.42
Including	167.64	201.17	33.53	550	660	110	0.023	0.78
K98-6	39.62	103.63	64.01	130	340	210	0.009	0.32
K98-7	96.01	102.11	6.10	315	335	20	0.012	0.42
WR9103	54.86	74.68	19.81	180	245	65	0.009	0.32
And	94.49	147.83	53.34	310	485	175	0.009	0.30
WR9104	56.39	77.72	21.34	185	255	70	0.014	0.48
WR9105	124.97	181.36	56.39	410	595	185	0.010	0.33
Including	152.40	173.74	21.34	500	570	70	0.018	0.62
K99-1	108.20	123.44	15.24	355	405	50	0.030	1.03
Including	114.30	121.92	7.62	375	400	25	0.056	1.93
And	134.11	141.73	7.62	440	465	25	0.020	0.68
Including	135.64	138.68	3.05	445	455	10	0.041	1.42
K99-2	80.77	97.54	16.76	265	320	55	0.010	0.35
Including	91.44	96.01	4.57	300	315	15	0.024	0.81
And	114.30	140.21	25.91	375	460	85	0.014	0.47
Including	114.30	120.40	6.10	375	395	20	0.037	1.27
K99-3	173.74	231.65	57.91	570	760	190	0.006	0.19
including	225.55	231.65	6.10	740	760	20	0.018	0.61
K99-4	96.01	100.58	4.57	315	330	15	0.021	0.71
and	236.22	248.41	12.19	775	815	40	0.012	0.42
K99-5	166.12	176.78	10.67	545	580	35	0.009	0.30
and	213.36	225.55	12.19	700	740	40	0.010	0.35

Effective Date: June 29, 2017	52

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (oz/t)	Au (ppm)
K99-6	44.20	50.29	6.10	145	165	20	0.014	0.49
and	85.34	179.83	94.49	280	590	310	0.015	0.52
including	96.01	111.25	15.24	315	365	50	0.025	0.85

6.8	Dark Star Historic Resource Estimates

The 1995 Cyprus polygonal resource estimate discussed above in section 6.5 also included data from the Dark Star prospect. The same parameters that were applied to the Pinion data were applied to the Dark Star data. The 1995 polygonal resource for Dark Star (Wood, 1995) is considered appropriate for disclosure as a historic resource estimate (Table 6.9). However, there is insufficient information available to properly assess data quality, estimation parameters and standards by which this historic estimate for Dark Star was categorized. The historic resource estimate should not be relied upon.

Table 6.9. Summary of 1995 Cyprus Metals’ Historic Resource Estimate for the Dark Star Prospect (Sections 24 and 25, T30N, R53E).

Resource * (Reference)	Tons (x 106)	Tonnes (x 106)	Average Au Grade		Cutoff Au Grade		Contained Au (oz)
			(opt)	(g/t)	(opt)	(g/t)
Polygonal
(Wood, 1995)	7.72	7.00	0.020	0.690	0.01	0.34	151,365

* The mineral resource estimates summarized in Table 6.10 are NI 43-101 non – compliant mineral resources and are not consistent with current NI 43-101 and CIM standards for mineral resource estimation. The authors of this Technical Report have referred to these estimates as “historic resources” and the reader is cautioned not to treat them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized. The historic resource estimates described above should not be relied upon and have only been included to demonstrate the mineral potential of the Pinion Project.

6.9	Dixie Creek Historic Exploration and Drilling

The Dixie Creek area, which is located 2 miles (3.6 km) south and southeast, respectively, of the Dark Star and Pinion deposits, has been explored intermittently since 1980 by various operators. The majority of the historic exploration work conducted at the prospect has been regional to semi-detailed in nature.

In 1997, Cameco conducted rock sampling and prospect-specific IP geophysical surveys at the Pinion, Dark Star and Dixie Creek areas. The 1997 rock sampling at the Dixie Creek area was intended to examine in greater detail the nature of surface mineralization and to compare this data with the results of the recently completed drillholes at the prospect, a number of anomalies were identified. At the main Dixie Creek area, a group of 32 rock samples defined a distinct >1500 ppb Hg anomaly with elevated Au, As, Sb and Ag (Parr, 1999). This anomaly was found to roughly correspond with gold mineralization in the subsurface. Immediately to the north, a North Dixie anomaly was identified that was characterized by similar chemistry (elevated Hg, Au, As and Sb). Further north, a group of 15 rock samples collected between the Pinion and Dark Star areas defined a similar zone of geochemistry at the CISS area where 6 samples contained 20-135 ppb Au including; As values up to 940 ppm, Sb up to 161 ppm and Hg up to 15 ppm.

Effective Date: June 29, 2017	53

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

In addition to the rock geochemistry program discussed above, Cameco completed limited IP/Resistivity geophysical surveys at several prospects including the Dixie Creek area in 1997 and 1998. The IP/Resistivity surveys at Dixie Creek identified broad zones of contrasting high and low resistivity and corresponding zones of high chargeability (Parr, 1999).

The first documented drill program at the Dixie Creek prospect was conducted by Freeport McMoran in 1988 and 1989 during which time 25 holes were drilled in a Joint Venture with Crown Resources. In 1991, Crown Resources completed 4 RC drillholes and later Cameco completed 11 RC drillholes at the Dixie Creek prospect. Drilling highlights from these programs are provided in Table 6.10. The drilling identified a zone of low grade gold mineralization within Pennsylvanian siliciclastic and carbonate rocks above the targeted contact between the Webb Fm. and the underlying Devils Gate Limestone, which was not intersected by any of the Dixie Creek drillholes (Redfern, 2002). The mineralization intersected at Dixie Creek is hosted in rocks that are similar in nature to the host rocks for the Dark Star gold mineralization.

Table 6.10. Dixie Creek historic drilling highlights (modified from Redfern, 2002).

Drillhole ID	Date	Company	Depth (ft)	Dip	Azimuth	From (ft)	To (ft)	Interval (ft)	Approx. Au Grade
									(opt)	(ppm)
DX-4	1988	Freeport	500	-60	W	340	440	100	0.016	0.55
DX-5	1988	Freeport	500	-60	W	275	285	10	0.017	0.58
And						320	330	10	0.02	0.69
And						365	380	15	0.018	0.62
DX-15	1989	Freeport	500	vertical		120	125	5	0.03	1.03
DX-17	1989	Freeport	500	vertical		295	300	5	0.027	0.93
DX-18	1989	Freeport	500	vertical		155	170	15	0.015	0.51
And						215	220	5	0.016	0.55
And						335	340	5	0.041	1.41
DX-19/19A	1989	Freeport	315	vertical		180	185	5	0.013	0.45
And						245	250	5	0.020	0.69
And						295	305	10	0.018	0.62
DX-21	1989	Freeport	540	vertical		370	425	55	0.023	0.79
And						510	515	5	0.020	0.69
DX-22	1989	Freeport	410	vertical		405	410	5	0.012	0.41
DX-23	1989	Freeport	600	vertical		325	330	5	0.033	1.13
And						595	600	5	0.013	0.45
CDC-26 to CDC-29	1991	Crown Res.	no data or no significant intersections
CDC-30	1997	Cameco	725	-45	W	30	35	5	0.037	1.27
CDC-31	1997	Cameco	805	-60	N45dW	540	560	20	0.012	0.41
CDC-34	1997	Cameco	800	-60	W	330	365	35	0.012	0.41
And						365	440	75	0.033	1.13
CDC-35	1997	Cameco	650	-45	W	395	435	40	0.006	0.21

Effective Date: June 29, 2017	54

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Drillhole ID	Date	Company	Depth (ft)	Dip	Azimuth	From (ft)	To (ft)	Interval (ft)	Approx. Au Grade
									(opt)	(ppm)
CDC-36	1997	Cameco	620	-60	W	375	380	5	0.017	0.58
CDC-37	1998	Cameco	1000	vertical		435	530	95	0.016	0.55
CDC-40	1998	Cameco	1000	-60	W	575	600	25	0.025	0.86
And						600	683	83	0.007	0.24

6.10	Other Prospects Historical Exploration

The Jasperoid Wash, Black Rock, and JR Buttes prospects have been explored intermittently since 1980 by various operators, although the majority of the work conducted has been regional to semi-detailed in nature. In 1988, Westmont conducted geologic mapping, and rock and soil sampling over the Jasperoid Wash and Black Creek regional area. The geochemical sampling identified a large anomalous mineralized system and a 13 hole drilling program, totaling 5900 ft (1798 m) followed in 1989. Nine of the thirteen holes drilled in 1989 intersected intervals of ≥ 0.01 to 0.03 opt (0.34 to 1.03 ppm) Au. Follow up drill programs were conducted in 1990 and 1991 with 27 holes drilled, totaling 11,942 ft (3639 m), with low grade gold mineralization intersected in 22 of the holes (Jones, 1992).

6.10.1	Jasperoid Wash

The Jasperoid Wash prospect is located 4.7 miles (7.5 km) south-west of the Dark Star Deposit. In 1991, twelve RC holes, totalling 5,535 ft (1687 m), were drilled within the Jasperoid Wash Prospect target area. The holes were planned to test the width of the known mineralization, as well as to trace the Jasperoid Wash mineralization to the north. The drilling identified the Jasperoid Wash fault zone as a key structural feature in the mineralization, with the highest concentrations of mineralization discovered within the fault system (including 100 ft (30.5 m) of 0.011 opt (0.37 ppm) Au), and confirmed open mineralization to the north of the fault zone (Jones, 1992). A geochemical anomaly outlined by previous geochemical sampling on the east side of the Jasperoid Wash was tested intersecting a shallow low grade mineralized system oriented along a north-south trending structural zone. In 1992, Westmont drilled an additional 8 RC holes, totaling 3,260 ft (993.6 m), and two diamond drillholes, totaling 674.5 ft (205.6 m). The drilling highlights from these programs are provided in Table 6.11.

In 1997, Cameco collected 35 rock chip samples to test the anomaly within the hydrothermally altered Diamond Peak and Chainman-Dale Canyon Formations of the Jasperoid Wash Prospect area. Five samples returned low grade gold mineralization, with associated arsenic, antimony, and mercury concentrations outlining mineralization along north-east and northerly trending faults. Four RC holes were drilled, totalling 1825 ft (556.3 m), targeting high grade gold mineralization at these structural intersections. Significant gold mineralisation was not intersected in the 1997 drilling at Jasperoid Wash, although two of the holes intersected low grade anomalous mineralisation (Parr, 1998).

In 1998, Cameco completed gradient IP/Resistivity geophysical surveys over the Jasperoid Wash area and identified a large zone of low chargeability in the western part of the survey area and high resistivity in the western portion. The anomalies outlined in the surveys were tested by 4 RC holes totalling 2221 ft (677 m) in 1998. Significant gold mineralization was not intersected in the drilling, although two of the drillholes intersected low grade anomalous gold (Parr, 1999).

Effective Date: June 29, 2017	55

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Table 6.11. Jasperoid Wash historic drilling highlights (modified from Jones, 1992).

Drillhole ID	Date	Company	Depth (ft)	Dip	Azimuth	From (ft)	To (ft)	Interval (ft)	Approx. Au Grade
									(opt)	(ppm)
JW-8901	1989	Westmont	585	-45	87	235	250	15	0.010	0.34
And	1989	Westmont				320	325	5	0.015	0.51
JW-8909	1989	Westmont	315	-49	90	95	130	35	0.010	0.34
And	1989	Westmont				140	210	70	0.010	0.34
And	1989	Westmont				140	155	15	0.016	0.55
And	1989	Westmont				190	200	10	0.012	0.41
JW-8910	1989	Westmont	605	-45	90	245	270	25	0.020	0.69
And	1989	Westmont				310	350	35	0.010	0.34
And	1989	Westmont				385	395	10	0.013	0.45
And	1989	Westmont				515	535	20	0.010	0.34
JW-8911	1989	Westmont	605	-45	90	30	65	35	0.012	0.41
And	1989	Westmont				75	85	10	0.010	0.34
And	1989	Westmont				90	105	15	0.016	0.55
And	1989	Westmont				325	335	10	0.011	0.37
And	1989	Westmont				375	390	15	0.012	0.41
And	1989	Westmont				450	500	50	0.010	0.34
JW90-01	1990	Westmont	495	-45	90	0	10	10	0.023	0.79
And	1990	Westmont				65	75	10	0.030	1.03
JW90-05	1990	Westmont	495	-45	90	190	200	10	0.033	1.13
JW90-07	1990	Westmount	495	-45	90	220	290	70	0.026	0.89
And	1990	Westmount				310	335	25	0.022	0.75
And	1990	Westmount				400	440	40	0.021	0.72
JW90-08	1990	Westmount	425	-45	90	195	275	80	0.032	1.10
And	1990	Westmount				205	255	50	0.045	1.54
JW90-11	1990	Westmount	495	-45	90	430	435	5	0.022	0.75
JW90-13	1990	Westmount	505	-45	90	195	200	5	0.022	0.75
JW90-14	1990	Westmount	565	-45	90	365	370	5	0.022	0.75
JW91-01	1991	Westmount	395	vertical		170	190	20	0.011	0.38
And	1991	Westmount				310	335	25	0.014	0.48
JW91-03	1991	Westmount	500	-45	90	210	230	20	0.012	0.41
And	1991	Westmount				285	295	10	0.014	0.48

Effective Date: June 29, 2017	56

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

JW91-05	1991	Westmount	500	-45	90	0	20	20	0.012	0.41
JW91-06	1991	Westmount	455	-45	90	0	70	70	0.009	0.31
JW91-07	1991	Westmount	500	-45	90	350	360	10	0.012	0.41
JW91-11	1991	Westmount	395	vertical		255	270	15	0.010	0.34
JW91-12	1991	Westmount	500	-45	90	125	145	20	0.011	0.38
And	1991	Westmount				155	215	60	0.011	0.38
And	1991	Westmount				310	330	20	0.011	0.38
JW9201	1992	Westmount	395	-45	90	225	235	10	0.019	0.65
JW9205	1992	Westmount	495	-45	90	235	240	5	0.012	0.41
JW9207	1992	Westmount	275	-45	90	265	275	10	0.014	0.48

6.10.2	Black Rock

The Black Rock prospect is located 3 miles (4.8 km) south-west of the Dark Star Deposit. In 1991, Westmont drilled six RC holes in the Black Rock target area, totaling 2,655 ft (809.2 m), to test for mineralization in the northern extension of the Jasperoid Wash structural zone. No gold mineralization was intersected in this drill program (Jones, 1992).

6.10.3	JR Buttes

The JR Buttes prospect is located 2.8 miles (4.5 km) south-west of the Dark Star Deposit. Geological mapping was completed over the JR Buttes target area by Hiner and Callaghan in 1977 and outlined an intense silicification alteration zone over an interpreted graben structure. In 1992, Westmount conducted rock chip, reconnaissance soil sampling, and detailed mapping over the structural zone, following up with a 13 hole RC drill program (totaling 4,695 ft (1431 m)). The drilling was designed to test for mineralization adjacent to the graben structural zone. Mineralization was intersected along the western boundary fault of the graben, defined by silicification, arsenic and gold concentrations. No mineralization was intersected along the eastern side of the graben (Jones, 1992). The drilling highlights from the 1992 drill program at JR Buttes are provided in Table 6.12.

Table 6.12. JR Butte historic drilling highlights (modified from Jones, 1992).

Drillhole ID	Date	Company	Depth (ft)	Dip	Azimuth	From (ft)	To (ft)	Interval (ft)	Approx. Au Grade
									(opt)	(ppm)
JRB9206	1992	Westmont	420	vertical		0	20	20	0.013	0.45
JRB9207	1992	Westmont	500	-45	250	40	65	25	0.011	0.38
JRB9213	1992	Westmont	735	vertical		695	725	30	0.011	0.38

7	Geological Setting and Mineralization

Work by Gold Standard at the Railroad–Pinion Project is ongoing and the prospect-scale understanding of the geology and mineralization thus far encountered is evolving as result of the company’s systematic approach to exploration and data analysis. However, the regional scale geological setting of the Project area is relatively well understood. As a result, the regional geological information in the following section is largely derived from previous Technical Reports on the Railroad-Pinion Property by Hunsaker (2010 and 2012a, b), Shaddrick (2012) and Koehler et al. (2014). The following section also includes a discussion of the Pinion Project geology as well as updated information pertaining to the geology of the various prospects located at the Railroad Project. A regional geological map for the Railroad–Pinion Project area is provided (Figure 7.1)

Effective Date: June 29, 2017	57

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

7.1	Regional Geology

The Railroad–Pinion Project is located along the Carlin Trend, a northwest-southeast alignment of sedimentary rock-hosted gold deposits and mineralization. The Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend in the Piñon Range as shown in a regional long section in Figure 7.2. The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks that are favorable for the formation of Carlin-style gold deposits (Jackson and Koehler, 2014).

The greater Carlin Trend area occupied a passive continental margin during early and middle Paleozoic time, which is the time of deposition of the oldest rocks observed in the area (Stewart, 1980). A westward-thickening wedge of sediments was deposited at and west of the continental margin, in which the eastern facies tend to be coarse-grained and carbonate-rich (shelf and slope deposits, carbonate platform deposits) while the western facies are primarily fine-grained siliciclastic sediments (deeper basin deposits). The Carlin Trend sits proximal to the shelf-slope break, although this break was not static over time.

In the Late Devonian through Middle Mississippian east-west compression of the Antler Orogeny is traditionally believed to have caused folding and faulting, the most significant manifestation of which is the Roberts Mountain Thrust. This regional fault placed western facies siliciclastic rocks over eastern facies carbonate rocks across the region. In this report, the western facies are referred to as allochthonous whereas the eastern facies are autochthonous. As the result of this tectonism, the Mississippian and Pennsylvanian overlap assemblage of clastic rocks was deposited across the region (Smith and Ketner, 1975). Regional stratigraphy shows interleaved allocthonous and autochthonous late Paleozoic sediments in the Piñon Range (Longo et al., 2002; Mathewson, 2001; Rayias, 1999; Smith and Kettner, 1975).

Multiple igneous intrusions occur along the Carlin Trend. The oldest igneous rocks are reported to be Late Triassic in age (Teal and Jackson, 2002). Other igneous rocks include: a Late Jurassic dioritic intrusion documented at the Goldstrike Deposit (Bettles, 2002); intermediate to mafic dikes of Jurassic and Cretaceous age; the Cretaceous age Richmond Stock (quartz monzonite); the Eocene age Welches Canyon Stock; and hydrothermally-altered and locally gold-bearing felsic to mafic dikes/dike swarms of Tertiary (Eocene) age (Ressel, 2000).

Post-dating the Carlin-style gold mineralization are Eocene, Miocene and younger volcanic rocks which blanket large areas of the region with lava flows, ash-flow tuff beds and tuffaceous sediments. Primarily rhyolitic in composition, the volcanic cover rocks comprise a bimodal suite also including rocks as mafic as basalt.

Effective Date: June 29, 2017	58

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 7.1. Regional geology of the Carlin area (after Hunsaker, 2010).

Effective Date: June 29, 2017	59

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 7.2. Longitudinal section illustrating the four igneous cored domes on the Carlin Trend.

Tertiary crustal thinning (extension) commenced in late Eocene and Miocene, approximately coeval with the onset of Miocene volcanism. This extension is generally east-west directed and is manifested in the Basin and Range physiography. The extensional faulting takes the form of normal block faulting which can evolve into listric normal faulting with progressively greater extension. The significant consequence of extensional faulting is the dismemberment and tilting of pre-existing features.

Several aspects of the geologic setting complicate gold exploration in northern Nevada. The largest gold deposits are hosted in the carbonate-rich eastern facies of lower to middle Paleozoic rocks, with much less mineralization found in the allochthonous, western facies siliciclastic rocks. Because of this, most gold mineralization has been discovered where “windows” through the western facies rocks above the Roberts Mountain Thrust expose eastern facies rocks. Miocene volcanic rocks also obscure the underlying geology, almost certainly concealing numerous, to-be-discovered deposits. The extensional faulting distorts and dismembers pre-existing features (including ore deposits), making the projection of mineralized trends beneath younger cover rocks especially difficult.

Effective Date: June 29, 2017	60

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

7.2	Local Geology

The core of the Pinon Range is comprised of an allochthonous and autochthonous sequence of Ordovician through Mississippian marine sedimentary rocks (Smith and Ketner, 1975). Folds are present, but horst and graben structure developed within a framework of high-angle faults dominates the structure of the range. Tertiary sedimentary rocks deposited in shallow, fresh water lakes and overlying intermediate to felsic Tertiary volcanic rocks are present on the flanks of the range and within surrounding grabens (Table 7.1, Figures 7.3 and 7.4).

Table 7.1. Formation correlation table.

Group Formation Member (Ketner and Smith, 1963)	Figure 12: Local Geology Map Labels
Quaternary	Qd, Qc, Qcst, Qls, Qay, Qfy, Qfo
Argillite unit in Lee Canyon	Tts8, Tcg8, Tba7, Tts6, Tba4, Telk
Bullion Stock	Trhy3, Tgd2
Diamond Peak and Chainman Webb Argillite unit in Lee Canyon	Mrai, Mton, Mmel, Mc, Mtp Mweb, Mlec,
Argillite quartzite unit in Lee Canyon
Devils Gate Limestone Woodruff Nevada Fm upper dolomite Oxyoke Canyon member Beacon Peak Dolomite Member	Ddg, Dwood, Dnvud, Dnvoc, Dnvbpl, Dnvbp
Nevada Formation	Dnu
Lone Mountain Dolomite	Dslm
Hanson Creek Fm	SOhad
Eureka Quartzite	Oen
Pogonip Group	Opog

Since the Hunsaker (2012a, b) and Shaddrick (2012) reports, 24 additional samples of igneous (intrusive and extrusive) rocks from the Railroad Project area were collected and dated by Christopher Henry of the Nevada Bureau of Mines and Geology, University of Nevada (Henry et al., 2015). This work was conducted to further investigate the igneous geology at the Project and its relationship to mineralization. The samples were selected during a program that comprised field work and an examination of drill core to determine rock types, relative (cross-cutting) age relationships and spatial relationships to gold and/or base metal mineralization. The selected samples of igneous rocks and mineralization were sent for petrographic analysis, chemical analyses, and 40Ar/39Ar and U-Pb zircon age dating. The age dating work included mineral separations of sanidine, zircon, and/or other appropriate minerals, and was performed at the New Mexico Geochronological Research Laboratory (New Mexico Tech, Socorro, New Mexico) and the USGS – Stanford SHRIMP U-Pb lab (Stanford University, California).

Effective Date: June 29, 2017	61

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 7.3. Property geology (after Smith and Ketner, 1975).

Effective Date: June 29, 2017	62

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 7.4. Railroad–Pinion Project stratigraphic column.

SYSTEM SERIES	GROUP FORMATION MEMBER	MAXIMUM THICKNESS EXPOSED	LITHOLOGY	LITHOLOGIC DESCRIPTION
Quaternary		Few feet		Alluvium, sand and gravel, and colluvium on steep slopes. In the northern part of the outcrop area, landslide boulder deposits of Mississippian rock are included
Tertiary		Few hundred feet		
				UNCONFORMITY
Several thousand feet of section exposed in Piñon Range outside Railroad mining district				Tuff, lava flows, and sedimentary sand and conglomerate. Conglomerate distinguished from Paleozoic conglomerate by content of igneous clasts. Tuffs are mainly quartz latite. Flows are mainly rhyolite
				UNCONFORMITY
Lower Mississippian	Argillite unit in Lee Canyon	About 1000 ft		Siliceous argillite and chert, thin bedded, black
				THRUST FAULT
	Argillite-quartzite unit in Lee Canyon	About 2000 ft		Siliceous argillite and quartzite, thick- to thin-bedded. Rocks are gray to black and weather brown. Groups of mudstone beds alternate with groups of quartzite beds. Altered near base to diopside-garnet-quartz skarn
				DISCONFORMITY
Upper Devonian ? Middle Devonian	Devils Gate Limestone	About 800 ft, beds repeated in northern outcrop area		Limestone and dolomite. Thick- to thin-bedded. Beds of dolomite alternate with beds of limestone. Limestone is bluegray to white. Dolomite is black to white. Lighter colored carbonate is coarse grained. Spaghetti-like (Amphipora) coral is common. Breaks down to loose crystal sand. Altered to marble in places. Altered to skarn, especially near intrusive. Joints not so closely spaced as in Nevada Formation
	Nevada Formation	About 500 ft		Dolomite, thick- to thin-bedded, creamy white, less commonly gray. Closely spaced joints. Thin-bedded part breaks down to loose crystal sand. Altered in places to coarse-grained white marble and to skarn. Less susceptible to contact alteration than Devils Gate Limestone
				Quartzite, massive to obscurely thin-bedded, white or brown. Quartz grains well rounded, poorly sorted, fine- to medium-grained. Original dolomite cement altered to diopside. Joints closely spaced
? Lower Devonian		About 100 ft exposed		Dolomite obscurely thick-bedded, gray. Basal 20 feet limy and dolomitic quartz siltstone that weathers yellow
Silurian	Lone Mountain Dolomite	About 1000 ft of section exposed in Piñon Range outside the Railroad mining district		Dolomite, thick- to thin-bedded, black, brecciated. Abundant poorly preserved fossils. Upper 10 feet light colored and coarsely crystalline
		350 ft		Quartzite, thick-bedded to obscurely thin-bedded, white. Forms cliff. Quartz grains fine to medium grained, well sorted
Upper Ordovician	Hanson Creek Formation	130 ft		
Middle Ordovician	Eureka Quartzite	70 ft		Dolomite, thick-bedded to mainly thin-bedded, gray. Thin interbeds of cherty shale in upper part. Cherty shale weathers yellow to brown. Abundant poorly preserved fossils
Middle & Lower Ordovician	Pogonip Group	350 ft

Effective Date: June 29, 2017	63

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Igneous rocks at the Railroad Project were emplaced and/or deposited during at least 4 distinct episodes between 38.9 and 37.5 Ma, with two possible major pulses at 38.4 and 37.8 Ma,that have produced at least 10 distinct rocks types (Henry et al., 2015).

These results are consistent with other dates from igneous rocks on the Carlin Trend and the accepted Eocene age for Carlin magmatic and hydrothermal systems.

“The northern portion of the Project is primarily covered with Mississippian Webb or equivalent age rocks [Figures 7.3, 7.3b and 7.4; Table 7.1]. Detailed mapping by Westmont subdivided these units into separate lithologies (Nordquist, 1992). Westmont mapped the units striking northwesterly and dipping north. Some of the historic drillholes were drilled deeper ending in the Devonian Devils Gate Formation. Published reports from the Rain Mine suggest that Mississippian Webb and Chainman formations occur as both allocthonous and autochthonous units (Longo et al., 2002 and Mathewson, 2001).”

Four prominent high-angle fault directions have been identified including west-northwest, north-south, northwest and northeast-striking faults. The north-south striking Bullion Fault Corridor (BFC) separates the Tertiary volcanic rocks to the east from the Paleozoic sediments in the range. Northwest and west-northwest striking faults occur across the Project. Drilling indicates that low-angle faults have juxtaposed Devonian carbonates and Mississippian rocks with evidence of multiple episodes of low-angle faults. These developed a tectonic stratigraphic setting with interleaved Devonian Devils Gate Limestone Formation (Ddg) and Webb Formation (Mw) as well as Webb age equivalent rocks of the Tripon Pass Formation (Mtp (Hunsaker, 2012b).

The Sylvania (Central Bullion) Target area contains a westerly dipping sequence of Paleozoic rocks that are offset into numerous distinct blocks by west-northwest, north-south and northeast-striking faults. The west-northwest trend appears to be the most important structural trend. Fault bounded blocks appear to be affected by intrusion of the Bullion Stock and collapse of the magma chamber. Skarn occurs on the contact of the Bullion Stock and associated intrusive rocks along the Standing Elko dike corridor.

In a recent paper by Jackson et al. (2015), the local geology at North Bullion is described as follows:

“North Bullion (gold deposit) occurs in a triangular shaped horst in the footwall of the major north-striking, steeply east-dipping, North Bullion Fault Zone (NBFZ). The western edge of the horst is bounded by a northeast-striking, northwest-dipping fault. The NBFZ is 300 m wide and apparent normal displacement across the NBFZ is greater than 600 m, as constrained by the deepest holes into the Indian Well Formation volcanic rocks that fill the Bullion graben to the east. Chainman sandstone occupies the center of the horst, and the variable strikes and dips at the surface indicate an open fold is centered on the horst. The western edge of the horst is bounded by a N50E striking, northwest-dipping fault. The triangular shape of the horst is well represented in structure contours on the top of the Devils Gate Limestone.

Effective Date: June 29, 2017	64

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Intrusive relationships and tilting of units indicate the deposit formed during an Eocene event with synchronous intrusion, hydrothermal activity and extensional movement on graben-bounding faults. Dacite sills, dated at 38.8–38.2 Ma, intruded steeply dipping faults within the NBFZ and low angle, bedding parallel faults, cap-ping the gold system. The margins of dacite dikes and sills are commonly sheared and some dacite occurs as clasts within mineralized dissolution collapse breccia, indicating continued movement along faults and hydrothermal activity after emplacement of the dacite. In fault steps within the NBFZ, the Eocene Elko Formation has the same moderate eastward dip as the underlying Paleozoic rocks. The collapse breccia generally exhibits a flat-tabular textural fabric subparallel to today’s surface. All of this evidence supports the formation of North Bullion during a very dynamic, focused Eocene event with synchronous extension, intrusion and Carlin-style mineralization.”

7.2.1	Pinion Geology

The geological setting of the Pinion (southern) portion Project area is the same as that described above for the adjacent Railroad (northern) portion of the Project. Thus, the stratigraphic units observed at the Pinion Project are the same as those described above, as is the overall tectonic history. The property scale geology of the Railroad-Pinion Project area is illustrated in Figure 7.3, and a detailed stratigraphic column of the project area is illustrated in Figure 7.4.

The Pinion Project lies at the southeastern end of the Carlin gold trend and is hosted by a sequence of Paleozoic sedimentary rocks exposed within large structural horst blocks in which the sedimentary rocks have been broadly folded into a southward plunging asymmetric anticline. The apparent dip of the western fold limb ranges from 10 to 25 degrees and the steeper eastern limb dips 35 to 50 degrees. Carlin-type mineralization mineralization at the Pinion Deposit is hosted in dissolution collapse breccia developed along the contact between the underlying Devonian Devils Gate Limestone Formation (Ddg) and the overlying Mississippian Webb Formation (Mw) fine grained clastic sediments and Tripon Pass Formation silty micrite (DeMatties, 2003; Norby et al., 2015). The Pinion thrust occurs beneath or along the base of the deposit and emplaced Devonian Devils Gate Limestone on top of Mississippian Chainman sandstone. Recently, an additional zone of mineralization has been identified at the Pinion Deposit hosted within the Sentinel Mountain dolomite and the top of the underlying Oxyoke sandstone below the Devils Gate Limestone.

The following historic account of the local geology has been reproduced from a previous Technical Report on the Pinion Project by DeMatties (2003):

“The axis of the Pinion Anticline is defined at surface by bedding plane attitudes in thin-bedded siliciclastic strata. This anticlinorium, which can be traced for approximately 2 miles, trends north – south N20ºW and plunges approximately 25º to 30º S. It is characteristically asymmetrical with moderately dipping western limbs and steep eastern limbs. Lower plate, Eastern Assemblage carbonates of Nevada and Devils Gate Formations form the core of the fold, while siliceous clastic units of the upper plate Overlap Assemblage (Mississippian Webb, Chainman, and Diamond Peak Formations) form its limbs (Calloway, 1992a). The high angle faults have dissected and displaced locally the axial trace of the anticlinorium.”

Effective Date: June 29, 2017	65

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

In a recent paper by Norby et al. (2015), the local geology is described as follows:

“The Pinion Deposit is contained within a northwest-trending horst. Faults on the northeast horst margin are linking structures to the more northerly striking, range-bounding structures of the Bullion fault system. The greater Pinion 2.3-kilometer trend of gold concentrations occurs along the footwall of the Bullion fault system where it is offset at the linking structures. The fault on the southwest horst margin continues northwest across the Pinion Range.

NNE-trending anticlines occur at central and southeast Pinion. A gently west-dipping thrust, separating an overlying normal Devils Gate to Chainman section from an underlying Chainman section, is drill defined beneath the southeast Pinion anticline and the east limb of the central Pinion anticline. Gold is concentrated along the anticline axis and east fold limb at central Pinion, and to a lesser extent along the anticline at southeast Pinion.

Thicker and higher-grade dissolution collapse breccia occurs along the footwall of the steeply NNE-dipping Main Zone Fault, which apparently down-drops the section 40 to 120 meters. This structure could be a left-lateral tear fault related to ESE-WNW compression that also produced the anticlines and thrust. Alternately, the structure could be a fault developed along the steeper limb of a NNE-verging asymmetric fold.

At the North Gold Zone, the host section could be the left-laterally displaced east limb of the central Pinion anticline. Gold mineralization is controlled by the Bullion Fault on the east, and/or a west-northwest structure parallel to the Main Zone.”

7.2.2	Dark Star and Dixie Creek Geology

The Dark Star and Dixie Creek prospects are located to the east of the Pinion Deposit and are hosted in younger, Pennsylvanian-Permian rocks. However, the overall tectonic history is similar to that of the Pinion and Railroad areas. Thus, the Dark Star and Dixie Creek prospects lie stratigraphically up section relative to the Pinion and Railroad areas. A stratigraphic column for the Dark Star area is illustrated in Figure 7.5.

The Dark Star and Dixie Creek prospects lie along what is currently referred to as the Dark Star Corridor (DSC), which was previously referred to as the Dark Star Structural Trend (DSST) which has not been changed in the quotations that follow. The DSC is a north-south zone of gold mineralization and alteration that has affected the Mississippian Chainman, and Pennsylvanian Moleen and Tomera Formations. Gold mineralization at Dark Star has been identified within a decalcified and silicified Pennsylvanian-Permian carbonate unit, consisting of debris flow conglomerate, bioclastic limestone, calcarenite, calcisiltite and minor silty mudstone. These carbonate host rocks were mapped by the USGS as undifferentiated Tomera and Moleen Formations (Smith and Ketner, 1975).

Crown Resources produced a detailed geological report for the area of their Cord Ranch Lease which encompasses the southern portion of the Dark Star Prospect and the Dixie Creek area. The following description of the local geology is from Calloway, 1992:

“The DSST is a prominent north-south to northeast-southwest trending system of folds, high en echelon normal faulting, extensive hydrothermal alteration, silicification, brecciation (both tectonic and hydrothermal) and late stage NE-SW and NW-SE normal faulting. The DSST is expressed on the surface by a nearly linear alignment of moderately to completely silica replaced outcrops. The system has a surface expression of over 5.0 miles in strike length, however geophysical data suggest that it can be extended for an additional 2.5 to 3 miles. The DSST is bounded on the east and west by high angle normal faults forming a north-south trending horst block. Preserved within the horst is the hinge of a large, generally north-south trending antiform. Rocks along the crest of the fold have been subjected to widespread decalcification, episodic silicification and extensive argillization. Multi-stage, heterolithic, matrix and clast supported hydrothermal breccias are common. The stratigraphy of the rocks preserved in the horst block is complex and not easily determined.

Effective Date: June 29, 2017	66

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 7.5. Stratigraphic column for Dark Star area (after Calloway, 1992).

QUATERNARY
TERTIARY
Oligocene – Miocene
PERMIAN
PENNSYLVANIAN
MISSISSIPPIAN
Overlap Assemblage
DEVONIAN
Carbonate (Eastern) Assemblage
Alluvium
Basalt flows
Humboldt fm.
Rhyolitic Tuff fm.
UnNamed Post-Strathearn fm.
Moleen / Tomera fm.
Diamond Peak fm.
Chainman fm.
Webb fm.
Devils Gate fm.
Nevada fm.
Volcanics
Limestone
Dolomite
Shale
Siltstone
Sandstone
Conglomerate
Quartzite
Stratigraphic position of gold mineralization within the Dark Star Structural Trend based upon recent mapping and chip re-logging
Stratigraphic position of gold mineralization associated with multilithic collapse breccia Railroad to Pinion trend

Effective Date: June 29, 2017	67

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Folded and faulted Paleozoic rocks along the DSST have been buried by Oligocene volcanics and upper Miocene sediments. Some Paleozoics are exposed in windows along fold axes or were erosional highs during deposition of the volcanics and sediments. Early north-south normal faults are truncated by NW-SE trending normal faults which are in turn truncated by NE-SW trending normal faults. Interestingly, the north half of the DSST is characterized by northwest trending normal faults while the southern half has predominantly northeast trending normal faults. Cross-cutting relationships are consistent between the two areas.

Widespread extensive decalcification characterizes the initial phases of alteration followed closely by pervasive silica flooding and weak to intense, texturally destructive silica replacement.

Silicification has ostensibly followed receptive lithologies and hence shows a generalized antiformal distribution mimicking local structural trends.

Argillization forms a broad halo to the entire strike length of the DSST. Argillization grades from intense proximal to weak distal over a distance of 500 ft.”

Recent fieldwork and relogging of RC chips by GSV personnel confirms that gold mineralization at Dark Star is related to a north to north-northeast-striking zone of silicification focused along west-dipping contacts within a coarse conglomerate and bioclastic limestone bearing unit sandwiched between silty limestone units. These sedimentary rocks are cut by thin rhyolite dikes along the DSC.

Dixie Creek gold mineralization is reported to be associated with jasperoids and silicified conglomerates along a prominent resistant ridge. Redfern (2002) suggests the jasperoids and conglomerates are part of the Chainman Formation, and that they are visibly intruded by a number of felsic intrusions including dikes, sills and stocks. However, more recent work by Gold Standard personnel indicates that the host sedimentary package of siliciclastics and limestones is likely part of the Pennsylvanian Tomera or Moleen formations. The host rocks for the Dixie Creek gold mineralization are similar in nature to those that host the Dark Star gold deposit, and the Dixie Creek mineralized zone is hosted within the southern portion of the DSC.

7.3	Mineralization

Historic and recent exploration, including a number of extensive drilling programs, conducted by Gold Standard and previous owners/operators at the Pinion Deposit area has demonstrated the presence of Carlin-style gold mineralization similar in setting and style to that of other deposits in the area including North Bullion, Rain and Emigrant (Koehler et al., 2014; Turner et al., 2015; Norby et al., 2015). Mineralization at Pinion occurs mainly as finely disseminated gold in largely stratiform jasperoid (silicified) bodies that represent dissolution, collapse breccia developed along the contact between the Mississippian Tripon Pass Formation silty micrite and Devil’s Gate Formation calcarenite (Koehler et al., 2014; Turner et al., 2015; Norby et al., 2015). Mineralization also includes silica flooding, quartz veining and deposition of minor fine-grained pyrite, stibnite and barite.

Effective Date: June 29, 2017	68

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Carlin-style gold mineralization has also been demonstrated at the Dark Star Deposit, occurring as part of a north-striking zone of faults, dikes, and silicification that runs along the east side of the Piňon range. Mineralization at Dark Star occurs within the Pennsylvanian siliciclastic and carbonate rocks, hosted along contacts with and within a west-dipping conglomerate and bioclastic limestone (Dufresne et al., 2017).

Geological and geochemical work by Gold Standard since 2010 has resulted in the identification of 16 prospect areas (or zones of mineralization) at the Railroad Project area (Figure 7.6). This section summarizes the main mineralization styles at the Railroad-Pinion Project and the Dark Star deposit area. A detailed discussion of the mineralization within each prospect at the Railroad Project has been thoroughly discussed in previous Technical Reports, most recently, by Turner et al. (2015), Dufresne et al. (2015), Dufresne and Nicholls (2016), Dufresne and Koehler (2016), and Dufresne et al. (2017)

7.3.1	North Bullion

Carlin-style disseminated gold mineralization at North Bullion is not exposed at surface. The bulk of the geological understanding and interpretation of the North Bullion prospect has come from core drilling of associated geophysical anomalies (gravity and CSAMT). Gold mineralization is focused in the footwall of the Bullion Fault zone, a north-south striking zone of normal faults with an overall down to the east sense of motion. The footwall is a horst of Paleozoic siliciclastic and carbonate rocks, whereas the hanging wall is a deep graben filled with Tertiary volcanic rocks. In the footwall north-south-, northwest-, west-northwest- and northeast-striking faults appear to be important controls on mineralization.

North Bullion was a blind gold discovery in 2010, when a process of vectoring from surface gravity surveys were combined with geological models and geological drillhole data, lead to intercepts of 32 m of 1.39 g Au/t and 43.6 m of 1.21 g Au/t in drillhole RR10-8 (Jackson et al., 2015). The gold system remains open in all directions and spans an area of 400 m by 1,200 m.

The North Bullion Deposit occurs in a triangular shaped horst in the footwall of the major north-south striking, steeply east-dipping, North Bullion Fault Zone (NBFZ). The western edge of the horst is bounded by a northeast-striking, northwest-dipping fault. The deposit is blind with the gold system capped by gently east-dipping, dacite sills. In general, gold is hosted in two zones, a gently to moderately dipping upper zone of strongly sheared siliciclastic and carbonate rocks (a mixed composite of Mississippian Webb and Tripon Pass formations) and a flat lying, lower zone of dissolution collapse breccia developed above and within silty micrite of the Mississippian Tripon Pass Formation and calcarenite of the Devonian Devils Gate Limestone (Jackson and Koehler, 2014; Jackson et al., 2015). Between strands of the NBFZ, breccia with both collapse and tectonic features propagated upwards through the Mississippian section incorporating Webb Formation silty mudstone, Tripon Pass Formation silty micrite and Chainman Formation sandstone. Figure 7.7 displays the tectonic-stratigraphic setting for gold mineralization at North Bullion.

Effective Date: June 29, 2017	69

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 7.6. Railroad–Pinion Project prospects (mineralized zones).

580000
590000
4490000
4480000
North Ridge Target
Cherry Springs Target
North Bullion Target
Railroad Fault Target
Bald Mountain Target
West Pine Mountain Target
PINE
Bullion Stock
Central Bullion Target
7652 ft
Mill Creek Target
Lee Canyon Target
Bullion Fault Corridor Target
8693
South Bullion Fault Corridor Target
South Fault Target
LT Target
ELKO
EUREKA
Dark Star North
Irene
Pinion
Dark Star
Papoose Canyon
Dark Star South
JR Buttes
South Fork
Fig Area
Legend
Target Area(s)
Railroad Project
Pinion Project
Bullion
Project Areas
Railroad Project
Pinion Project
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Prospect Locality
0
1:120,000
8 Kilometres
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
August, 2017

Effective Date: June 29, 2017	70

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 7.7. North Bullion tectono-stratigraphic column (after Jackson et al., 2015).

Effective Date: June 29, 2017	71

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Gold zones range from 105 to 400 meters in depth, and steepen from flat (10 degrees) to moderate (45 degrees) dips to the east, as they approach the western strand of the NBFZ. Gold is associated with sooty sulfides, silica, carbon, clay, barite, realgar and orpiment in addition to elevated As, Hg, Sb and Tl. High-grade (> 6 g/t Au) gold has been intercepted in both the upper and lower gold zones. Some of the best gold intercepts include:

•	RR12-10 upper zone: 124.1 m (core length) of 4.05 g/t Au from 218.0 to 342.1 m; including a high grade zone of 16.5 m core length of 15.09 g/t Au, and

•	RR13-11 lower zone: 98.2 m (core length) of 3.26 g/t Au from 313.4 to 411.6 m; including a high grade zone of 17.1 m (core length) of 9.98 g/t Au.

Hydrothermal alteration is characterized by a progression from distal breccia with calcareous clasts and calcite cement to intermediate breccia with dolomitized clasts and dolomite cement to proximal breccia with silica/sulfide cement and replacement of clasts. Dolomitization of the Devils Gate limestone thickens and strengthens towards the NBFC. Veinlets show a general zonation around the deposit from an outer calcite shell to intermediate ferroan dolomite to barite +/- quartz immediately above, within and below the gold zones (Jackson et al., 2015).

Intrusive relationships and tilting of units indicate the deposit formed during an Eocene event with synchronous intrusion, hydrothermal activity and extensional movement on graben-bounding faults. Dacite sills, dated at 38.2-38.8 Ma (Henry et al., 2015), intruded steeply dipping faults within the NBFZ and low angle, bedding parallel faults, capping the gold system. The margins of dacite dikes and sills are commonly sheared and some dacite occurs as clasts within mineralized dissolution collapse breccia, indicating continued movement along faults and hydrothermal activity after emplacement of the dacite. In fault steps within the NBFZ, the Eocene Elko Formation has the same moderate eastward dip as the underlying Paleozoic rocks. All of this evidence supports the formation of North Bullion during a very dynamic, focused Eocene event with synchronous extension, intrusion and Carlin-style mineralization

Gold Standard supported a North Bullion-focused M.Sc. thesis with the University of Nevada Las Vegas designed to determine the mineralogy and paragenesis of mineralization and alteration, determine the size and intensity of alteration haloes of both visible alteration minerals and stable isotope signatures, and characterize fluid pathways (Newton, 2015; Newton and Cline, 2014). The thesis yielded the following findings: 1) mineralogical characteristics examined to date indicate that the North Bullion mineralization displays ore pyrite chemistry, textures and alteration minerals similar to known Carlin–type gold mineralization; 2) the North Bullion pyrites have partial Au-bearing rims and the same trace element chemistry as known Carlin–type gold mineralization; 3) the host rocks at North Bullion have been locally decarbonatized, argillized, dolomitized and silicified, exhibiting alteration similar to known Carlin–type gold mineralization, and 4) the mineralization is hosted along lithologic contacts, within mudstone/silty mudstone/limestone and/or multilithic breccia, and within the lower collapse breccia zone (Newton and Cline, 2014). Petrography indicates that collapse and tectonic breccia within the area formed during the pre-, syn-, and post-gold mineralization stages (Newton, 2015; Newton and Cline, 2014). This may indicate that the multi-stage brecciation was related to multiple episodes of movement and long-lived hydrothermal activity along the Bullion Fault Corridor (BFC) and other related structures in the area (Newton and Cline, 2014).

Effective Date: June 29, 2017	72

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

7.3.2	Pinion Deposit Area

The Pinion Deposit is located at the south end of the Bullion Fault Corridor. The Carlin-style gold mineralization of the Pinion Deposit is similar in setting and style to the mineralization of the North Bullion Deposit. Previous exploration by other companies identified two adjacent zones of gold mineralization at the Pinion Deposit identified as the Main Zone and North Pod Zone. The Main Zone trends approximately N60ºW to N70ºW, reaches up to 5,200 ft (1,580 m) along strike and is approximately 2,300 ft (700 m) wide.

Mineralization at Pinion occurs mainly as finely disseminated gold in largely stratiform jasperoid (silicified) bodies that represent dissolution, collapse breccia developed along the contact between the Mississippian Tripon Pass Formation silty micrite and Devil’s Gate Formation calcarenite (Koehler et al., 2014; Turner et al., 2015; Norby et al., in Press). Gold deposition is thought to have occurred contemporaneous with breccia development and with late silica flooding and quartz veining. Barite-rich breccias can also be observed associated with jasperoid bodies at surface. Norby et al. (2015) summarize the gold mineralization at Pinion as follows:

“Gold is hosted in a persistent blanket in a stratiform multi-lithic, collapse breccia. Breccia clasts grade from dominantly silty micrite (Tripon Pass) in the top of the breccia to calcarenite (Devil’s Gate) in the bottom, with lesser clasts of Webb silty mudstone and Chainman sandstone. Thickness and gold grade of multi-lithic breccia increase markedly proximal to feeder structures.

Alteration consists of collapse breccia formation, silicification, decalcification, clay replacement, sooty sulfide dissemination (oxidized to iron oxide), and barite flooding. Trace elements associated with gold are silver, antimony, arsenic, barium, and mercury.

A type of mineralization with more typically epithermal-like textures is also present at Pinion. Banded fine-grained to fine-cockscomb silica occurs throughout the deposit, locally with stibnite (stibiconite) and elevated silver to 70 ppm.”

Gold deposition is thought to have occurred during the Eocene at the same time as formation of the dissolution collapse breccia. Significant control on the distribution of gold appears to have been exerted by folding/horst development in that the highest grades and thickest mineralization occurs in the apical hinge portion of the coincident Pinion anticline and main horst block. Breccias and gold zones thicken noticeably towards high angle faults, which likely acted as conduits for the gold-bearing hydrothermal fluids (Koehler et al., 2014; Turner et al., 2015; Norby et al., in Press). The main mineralized collapse breccia horizon is oxidized to depths of 1,050 ft (320 m), or more. The stratigraphic setting for gold mineralization at the Pinon Deposit is illustrated below in Figure 7.8. Schematic example cross-sections of the geology and gold mineralization along with locations of the cross-sections are provided in Figures 7.9a to 7.9d.

Effective Date: June 29, 2017	73

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 7.8. Pinion Deposit stratigraphic setting (after Norby et al., 2015).

Effective Date: June 29, 2017	74

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 7.9a. Pinion Deposit area local geology and cross section locations.

Effective Date: June 29, 2017	75

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 7.9b. Pinion Deposit cross section S1.

SW
NE
Gold
> 20.0 g/t Au
5.0 to 20.0 g/t Au
1.0 to 5.0 g/t Au
0.5 to 1.0 g/t Au
0.3 to 0.5 g/t Au
<= 0.3 g/t Au
7200ft Elev
6800ft Elev
6400ft Elev
TCX-025A
TCX-025
SB-015
SB-140-97
SB-108
SB-071
SB-066
SB-078
SB-111
SB-019
SB-112
SB-134
SB-020
SB-133
Mineralization
Stratigraphy
Transported
Chainman Fm
Webb Fm
Devils Gate LS Fm
Scale
1 : 4810.95
Plot Date
27-Mar-2014
Sheet
1 of 1
Plot File: Vizex
Transform Section #2
+/-100 Ft
Gold Standard Ventures Corp
Pinion Project

Effective Date: June 29, 2017	76

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 7.9c. Pinion Deposit cross section S2.

SW
NE
Gold
> 20.0 g/t Au
5.0 to 20.0 g/t Au
1.0 to 5.0 g/t Au
0.5 to 1.0 g/t Au
0.3 to 0.5 g/t Au
<= 0.3 g/t Au
CTC-013
CPR-092
CPR-093
TCT-010
CPR-066
CPR-109
TCT-024
TCT-019
TCT-018
PMZ-03-04
TCX-003
7000ft Elev
6800ft Elev
Mineralization
Stratigraphy
Transported
Chainman Fm
Webb Fm
Devils Gate LS Fm
Scale
1 : 2080.47
Plot Date
27-Mar-2014
Sheet
1 of 1
Plot File: Vizex
20 0 20m
Transform Section #1
+/-50 Ft
Gold Standard Ventures Corp
Pinion Project

Effective Date: June 29, 2017	77

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 7.9d. Pinion Deposit cross section S3.

SW
NE
Gold
> 20.0 g/t Au
5.0 to 20.0 g/t Au
1.0 to 5.0 g/t Au
0.5 to 1.0 g/t Au
0.3 to 0.5 g/t Au
<= 0.3 g/t Au
7200ft Elev
6800ft Elev
6400ft Elev
TCX-025A
TCX-025
SB-015
SB-140-97
SB-108
SB-071
SB-114
SB-067
SB-066
SB-078
SB-111
SB-112
SB-019
SB-134
SB-020
SB-133
Mineralization
GSV
Stratigraphy
Transported
Chainman Fm
Webb Fm
Devils Gate LS Fm
Scale
1 : 4810.95
Plot Date
27-Mar-2014
Sheet
1 of 1
Transform Section #2
+/-100 Ft
Gold Standard Ventures Corp
Pinion Project

Effective Date: June 29, 2017	78

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

7.3.3	Dark Star Area

Exploration at the Dark Star area has demonstrated the presence of Carlin-style gold mineralization. The Dark Star Deposit occurs at a higher stratigraphic level than the Pinion Deposit and occurs within rocks mapped as undifferentiated Pennsylvanian Tomera and Moleen Formation by Smith and Ketner (1975), which is cut by north, northeast and northwest striking faults and hydrothermal breccias and/or jasperoids. Gold mineralization is hosted along contacts with and within a west-dipping conglomerate and bioclastic limestone bearing unit sandwiched between overlying and underlying siltstone units (Figures 7.10 and 7.11). These sedimentary rocks are cut by thin rhyolite dikes. Surface geology for the Dark Star Deposit area is characterized by prominent zones of silicification that appear as hematitic jasperoids.

Dark Star gold mineralization occurs in a 400 to 600 m wide, 6 km long, linear, north trending horst that is part of a structural zone defined as the Dark Star Corridor (DSC), which exposes altered and silicified Pennsylvanian siliciclastic and carbonate rocks (Harp et al., 2016). North-south trending gold mineralization at Dark Star has been intersected over an area approximately 2,000 ft (610 m) long, up to 1,610 ft (490 m) wide and up to a depth of 690 ft (210 m) below surface.

Figure 7.10. Dark Star Schematic Cross Section.

Effective Date: June 29, 2017	79

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 7.11. Dark Star Deposit detailed tectono-stratigraphic section.

The following discussion of the mineralization and alteration observed at the Dark Star Prospect has been provided by GSV geologists and is the result of the Company’s extensive re-logging program involving archived reverse circulation chip samples (Harp and Edie, 2015):

“Mineralization is well developed in the coarse conglomerate debris flow of the middle unit, which is constrained between the two siltstone units. Gold bearing fluids were channeled along the contact of the upper siltstone unit with the underlying conglomerate debris flow unit. The upper siltstone unit can be gold bearing near its base where it transitions into the conglomerate unit. There is a sharp contact at the base of the conglomerate unit with the lower calcareous siltstone. The silty mudstone at the base of conglomerate is stratigraphically above the lower siltstone and acted as an aquitard that focused mineralization into the upper two rock units and formed a base to stratiform flow in the system. Gold values are generally consistent throughout the deposit with higher grade gold focused at the top and base of the middle conglomerate unit.

Effective Date: June 29, 2017	80

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Hydrothermal alteration of the upper siltstone and middle conglomerate units is defined by sooty sulfide dissemination that is oxidized primarily to limonite with lesser hematite. Alteration also includes weak to moderate silicification, decalcification, and argillization. Quartz veinlets, drusy quartz on fractures and quartz banding occur with silicification. Minor zones of weak brecciation are common and occur near faults. These breccia zones are not directly associated with higher grades in the deposit. Mineralization is continuous within the conglomerate and propagates into the lower part of the upper siltstone. Alteration of the lower siltstone unit is characterized by decalcification, weak oxidation, argillization, and minor silicification. Gold mineralization is uncommon in the lower siltstone unit. Alteration of rhyolite and granodiorite sills or dikes includes moderate to strong argillization, weak silicification, propylitization, and oxidation.

Dark Star is overwhelmingly oxidized, however thin zones of un-oxidized sulfide are present. These zones occur where silicification is more intense or where oxidizing fluids were inhibited in the system. These zones tend to be above or below mineralization, and comprise less than 2% of the mineralized rock in the deposit.

Gold mineralization crops out at surface on the east side of the deposit and is drilled to a depth of 210 meters down dip to the west. The deepening of gold from east to west corresponds to the dip of the rock units. Gold intercepts thicken in the upper siltstone and conglomerate units near major faults and fault intersections. Historic multi-element ICP analyses are sporadic throughout the deposit. Multi-element analyses indicate arsenic is closely related to gold. Gold mineralization is stronger where silicification and oxidation increase. Higher grades are commonly associated with drusy quartz on fractures that have a limonite and/or hematite coating. This illustrates that Dark Star is a typical oxidized Carlin-Type deposit, where gold-bearing fluids were preferentially channeled in highly permeable, open space zones along feeder structures, allowing for mineral deposition and later oxidation of sulfide.”

7.3.4	Dixie Creek Area

The Dixie Creek lies south of Dark Star along the Dark Star Corridor (DSC). The DSC represents a large and impressive exploration target comprising a regional north-south zone of faulting and felsic dikes with associated jasperoids and surface geochemical anomalies (Harp et al., 2016; Redfern, 2002; McCusker and Drobeck, 2012).

Dixie Creek gold mineralization is reported to be associated with jasperoid and silicified conglomerates along a prominent north-south resistant ridge (Redfern, 2002). Similar to the Dark Star Prospect, there are a number of visible felsic intrusions including dikes, sills and stocks in the area of the jasperoids and silicified sedimentary rocks. Dixie Creek gold mineralization appears to be hosted in Pennsylvanian-Permian carbonate rocks that belong to the same stratigraphic section as Dark Star. Similar to the Dark Star area, the Dixie Creek target area has an associated gold and arsenic surface geochemical anomaly.

Effective Date: June 29, 2017	81

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Historical drilling at the Dixie Creek Prospect has identified gold mineralization similar in tenor and width to that at the Dark Star Prospect, as exemplified by diamond drillhole CDC97-34, which intersected 115 ft (35.05 m) of 0.028 opt (0.86 ppm) Au between 330 ft (100.59 m) and 445 ft (135.64 m). Additional exploration work and drilling is warranted at the Dixie Creek Prospect.

7.3.5	Jasperoid Wash Area

The Jasperoid Wash Prospect lies on the western flank of the north-south trending Piňon anticline, consisting of siliceous coarse clastic rocks, including pebble to cobble conglomerate, Diamond Peak Formation, and the poorly sorted coarse sandstones interbedded with conglomerate and siltstone (Chainman-Dale Canyon Formation).

The main control on mineralization in the Jasperoid Wash area is interpreted to be the J-wash fault zone (JWF), a north-south trending structural zone that runs parallel to the Piňon anticline. Similar to the Dark Star Prospect, a number of small felsic intrusives occur along the fault zone. These felsites are mineralized and altered, suggesting that mineralization is controlled by the permeability of the host rock as well as local fracturing, with elevated zones of Au (up to 0.22 opt (7.03 ppm)) reported in the fractured structural zones (Jones, 1992). Silicified porous conglomerates act as a barrier to increase fluid migration through the rocks, with gold deposition occurring along the high angle faults of the structural zone (Parr, 1999). Additional exploration work and drilling is warranted at the Jasperoid Wash Prospect.

7.3.6	JR Buttes and Black Rock Area

The J R Buttes and Black Rock Prospect area is located on the western boundary fault of the Ski Track Graben with Pennsylvanian aged sediments depressed onto Mississippian shale. The graben extends from the Irene prospect to the north to the Black Rock prospect to the south a distance of approximately 5 km (3 miles). Mineralization within this area is reported to be structurally controlled, with mineralization localized along the western boundary fault of the graben and hosted in silicified sedimentary rocks with associated mercury and arsenic concentrations, similar to Dark Star mineralization (Jones, 1992). Additional exploration work and drilling is warranted at the JR Buttes and Black Rock Prospects.

8	Deposit Types

Gold Standard currently recognizes three styles of mineralization within the Railroad-Pinion Project area:

•	Carlin-type sedimentary rock-hosted gold mineralization.

•	Skarn-type silver, copper, lead, zinc, gold mineralization.

Effective Date: June 29, 2017	82

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

•	Sedimentary rock-hosted gold, silver and copper mineralization hosted in hornfelsed Paleozoic rocks (similar to geologic patterns observed at the Mike Gold-Copper-Zinc-Silver Deposit, as described by Norby and Orobona, 2002).

Since mid-2012 (Hunsaker, 2012a, b; Shaddrick, 2012), the information on deposit types for the Railroad-Pinion Project area has evolved and been modified due to observations related to the collection and interpretation of ongoing additional exploration data.

The detailed deposit models utilized by Gold Standard for the Railroad Project are based on direct exploration and mine development experiences on the Carlin and Battle Mountain-Eureka gold trends by Gold Standard geologists and include the following elements; uplifted siliciclastic and carbonate rocks favorable for development of Carlin-style sedimentary rock-hosted gold deposits; similar geologic patterns of Paleozoic host rocks; similar geologic patterns of alteration and mineralization at Railroad to well-documented disseminated gold deposits on the Carlin Trend; the presence of collapse style breccias at Railroad that host gold mineralization; close proximity to a multi-phase igneous stock; dike/sill-filled fault corridors; and the presence of west-northwest, north-south, northeast and northwest striking faults. The identification of these geologic patterns at the Railroad-Pinion Project lends credence to the mineralization models that are being used on the Project. Geologic features that form characteristic patterns associated with Carlin-type, sedimentary rock-hosted gold mineralization include:

•	Gold deposition at siliciclastic rock / carbonate rock contacts.

•	The “footwall model”, which refers to sedimentary rock-hosted gold mineralization occurring in favorable Paleozoic carbonate rocks in the footwall (horst) of a normal fault that typically has +500 feet (+150 m) of normal displacement. Many Carlin-type, sedimentary rock-hosted gold deposits are characterized by this model, including but not limited to: Leeville (Jackson et. al., 2002), Betze-Post and Meikle (Bettles, 2002) and Deep Star (Clode et. al., 2002).

•	Collapse breccia developed in carbonate rocks, and in overlying siliciclastic rocks. Collapse breccia is one of the preferred hosts for disseminated gold mineralization.

•	West-northwest, northwest-, northeast-, and north-south-striking high-angle faults.

•	Folds. Anticlines and overturned anticlines are structural features that serve as hydrothermal and metal-bearing fluid traps.

•	Alteration types include: dolomitization, decalcification, silicification, argillization, oxidation, fine-grained sooty pyrite, carbon and barite. Teal and Jackson (1997) noted that these types of deposits typically contain laterally and vertically continuous zones of hypogene oxidation.

•	Proximity to a multi-phase igneous center with associated igneous dikes and sills.

•	Microscopic gold associated with arsenic-rich pyrite. Associated trace elements include arsenic, mercury, antimony, thallium and zinc.

Effective Date: June 29, 2017	83

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Geologic features and patterns associated with Carlin-type sedimentary rock-hosted gold mineralization have been identified and verified by geologic work and drilling on the Railroad-Pinion Project. Specific areas for this type of mineralization include the North Bullion Target and the Railroad Fault Target, within the Railroad Project area, and the Pinion and Dark Star prospects within the Pinion Project area.

At the Railroad Project, skarn-type silver, copper, lead, zinc and gold mineralization/deposits occur within metamorphosed and metasomatically-altered Paleozoic limestone, dolomite, calcareous sandstone (exoskarn), and in igneous rocks (endoskarn). Metamorphism and skarn formation are related to a multi-phase igneous center known as the Bullion Stock. Alteration produced by the skarn event includes bleaching, andradite and grossularite garnets, pyroxene and a wide variety of calc-silicate minerals. Mineralization forms irregular bodies, chimneys, veins, and manto–style replacements typically within brecciated and metamorphosed Paleozoic carbonate rocks, along or proximal to high angle structures. Mineralization is typically associated with deep oxidation, argillization and close proximity to igneous dikes along the west northwest-striking Standing Elk fault corridor. Historic underground production and historic drilling, in addition to more recent mapping, geochemical sampling, and drilling results verify this style of mineralization and exploration model at the Central Bullion Target.

Sedimentary rock-hosted, disseminated gold, silver, copper and zinc mineralization is found in Paleozoic rocks within the hornfelsed aureole of the Bullion Stock at the Bald Mountain Target. This style of mineralization/deposit is a hybrid of characteristics described for the Carlin-type sedimentary rock-hosted gold mineralization and skarn deposit types described above. In this setting, spotted hornfels is developed in Paleozoic siliciclastic and carbonate rocks. Multilithic collapse breccias that contain fragments of a variety of sedimentary rocks along with hornfels, skarn and intrusives are the host to gold, silver, copper and zinc mineralization. The gold and copper/zinc intercepts are tabular and are spatially separate, with the gold zone occurring in the upper portion of the breccia and the copper/zinc zone located in the lower part of the breccia above the Devils Gate Formation marble (Jackson and Koehler, 2014). Alteration features include: vertically-extensive oxidation, argillization, silicification, quartz veining and bleaching. Quartz porphyry and dacite dikes, filling northwest- and west northwest-striking faults, occur in this setting. These geologic characteristics are similar to mineralization at the Mike Deposit on the Carlin Trend (Norby and Orobona, 2002). Geologic mapping, geochemical sampling and core drilling by Gold Standard have verified this style of mineralization at the Bald Mountain Target.

9	Exploration

Gold Standard has been exploring the Railroad–Pinion Project area since 2010, discovering new exploration targets and advancing known prospects and deposits by executing systematic, geological model-driven and aggressive exploration. Exploration work from 2010 to 2016 has consisted of geological mapping, geochemical and geophysical surveys, the acquisition of an airborne magnetic survey from a third party, petrographic analysis, and drilling. Gold Standard has collected over 10,000 geochemical samples and geophysical surveys have cumulatively covered much of the Property.

Effective Date: June 29, 2017	84

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

9.1	Previous Exploration (2009-2016)

Prior to 2015, exploration activities by Gold Standard focused on the Railroad Project while work completed in 2015 largely focused on the Pinion Project (after its acquisition in 2014). This section is a summary of work completed for the Railroad–Pinion Project from 2009 to 2016. A thorough discussion of these work programs and their results and interpretations is presented in previous Technical Reports on the Project (Hunsaker, 2010, 2012a, 2012; Shaddrick, 2012; Koehler et al., 2014; Turner et al., 2015; Dufresne and Koehler, 2016; and Dufresne et al., 2017).

9.1.1	Geological Mapping

Previous exploration companies and government agencies have conducted geological mapping in the Railroad–Pinion Project area at a variety of scales. To improve and standardize the earlier work, Gold Standard geologists have implemented a factual-based format of geological mapping (Anaconda Style) using multiple map layers to record, illustrate and synthesize geological data at a common scale (Figure 9.1).

9.1.2	Geophysics

There is a significant and growing database of geophysical information for the Railroad–Pinion Project that includes gravity, Controlled-Source Audio Magneto-Telluric (CSAMT) and ground magnetic surveys. These surveys have been employed to aid in identifying geological structures, key lithologies and zones of hydrothermal alteration related to mineralization. Additionally, the geophysical surveys have aided in drillhole targeting and have identified multiple exploration targets.

Gold Standard completed six gravity surveys from 2009 to 2015, collecting measurements from 3,991 stations covering most of the Railroad-Pinion Project area. Seven CSAMT surveys were completed by GSV from 2012 to 2016, covering the Bullion Fault Corridor and Pinion, Dark Star and the Dark Star Structural Corridor, and Bullion Deposits are their surrounding areas, and a ground magnetic survey was completed over the Bullion Stock target area in 2014 (Figure 9.2; Figure 9.3; Table 9.1; Wright, 2009, 2010, 2012a, 2012b, 2012c, 2013a, 2013b, 2014a, 2014b, 2015a, 2015b, 2016a).

Effective Date: June 29, 2017	85

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 9.1. GSV’s geological map of the Railroad–Pinion Project.

Legend
Deposits
Prospects
Pinion Project
Railroad Project
Township
Structural Geology
Fault - approximate location
Fault - concealed
Fault - queried
Fault - exposed
High Angle Fault
Thrust Fault
Photolinear interp as fault
Slump scarp
Lithology
Quaternary
Qal Alluvium
QTg Colluvium
Qc Rubble, Soil
QThr Hay Ranch Formation
Tertiary
Tab Andesite/Basalt
Trl/Tl Rhyolite Sills and Dikes
Tr Rhyolite, Quartz Feldspar Porphyry
Tgd Granodiorite
Td Dacite Porphyry
sk Tertiary Skarn
Te Elko Formation
Tls Eocene Conglomerate Sandstone/Siltstone
Tes Tertiary Lacustrine Limestone
Tiw Indian Well Formation
Upper Pennsylvanian to Lower Permian
PPu Limestone/Conglomerate
Pstls Marl
Ptu Tomera Formation-Undifferentiated
PMdp Diamond Peak Formation
Mississippian
Mc Chainman Formation Undifferentiated
Mccg Chainman Sandy Chert Pebble Conglomerate
Mcsh Chainman Shale
Mc-Mw Chainman/Webb Transition
Mtp Tripon Pass Formation
Mw-Mtp Webb - Tripon Pass Formations
Mw Webb Formation
Mr Rain Formation
MPt/Mt Tonka Formation
Devonian
Dw Woodruff Formation
Ddg Devil's Gate Formation
Ddgm Devil's Gate Formation-Marble
Dn Nevada Group-Undifferentiated
Dnm Nevada Group-Marble
Dox Nevada Group-Oxyoke Canyon Formation
Dnl Nevada Group-Beacon Peak Formation
Dnu Nevada Group-Telegraph Canyon Formation
SDlm Lone Mountain Dolomite
Ordovician
Opg Pogonip Group
Ohc Hanson Creek Formation
Oe Eureka Quartzite
Undefined
mlbx Multilithic Breccia
Qfp Quartz Feldspar Porphyry
cg-ss-ls Conglomerate Lens/Sandstones Limestone Cobbles
cg-ch Chert Clast Conglomerate Lens
North Bullion
Railroad
Bald Mountain
Pinion
Dark Star
JR Buttes
Dixie Creek
South Fault
Bullion Fault
575000
580000
585000
590000
4475000
4480000
4485000
4490000
N
Copyright © 2014 Esri
GOLD STANDARD VENTURES CORP.
Pinion Range, Elko County, Nevada, USA
Local Mapped Geology
Railroad Pinion Area
0
1:85,000
4 kilometres
NAD 1927, UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
August, 2016

Effective Date: June 29, 2017	86

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 9.2. Summary of the area covered by ground geophysical surveys completed for the Railroad–Pinion Project by GSV from 2009 to 2015.

570000
580000
590000
600000
4490000
4480000
4470000
4460000
N
North Bullion
PINON MOUNTAINS
Bullion Fault
Corridor
ELKO
EUREKA
Pinion
Dark Star
Pine Creek
Legend
GSV Mineralized Zones
Project Areas
Railroad Project
Pinion Project
Ground Geophysical Survey Areas
2009-2015 Gravity
2014 Mag
2012-2016 CSAMT
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Previous GSV Exploration
2009-2016 Ground Geophysics
0
1:250,000
8 Kilometres
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
August, 2017

Effective Date: June 29, 2017	87

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 9.3. Interpreted CSAMT Structures over Geology DS Corridor after Wright (2016a).

Table 9.1. Summary of previous geophysical work completed for the Pinion–Railroad Project by GSV from 2009 to 2015.

Year	Gravity (No. Stations)	Magnetics		CSAMT
		(line-km)	(line-miles)	(line-km)	(line-miles)
2009	1089	-	-	-	-
2010	1268	-	-	-	-
2011	455	-	-	-	-
2012	-	-	-	20.4	12.7
2013	578	-	-	3.6	2.2
2014	200	196.6	122.2	22	13.7
2015	401	-	-	18	11.2
2016	-	-	-	21.2	13.2
Total	3991	196	122.2	85.2	53.4

In addition to Gold Standard’s geophysical work, the Company acquired data from 79 gravity stations located in the Railroad Project area from Newmont Mining Corporation’s 2002 gravity survey (Wright, 2010). Gold Standard also re-evaluated historic magnetic survey data from surveys completed in the Railroad Project area in 1999 and 2006 (Hunsaker, 2012b; Wright, 2012a, 2012b, 2013). In 2016, Gold Standard purchased a portion of an airborne magnetic survey from EDCON-PRJ that covers the entire Railroad–Pinion Project area and its surroundings (Figure 9.4; Wright, 2016b).

Effective Date: June 29, 2017	88

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

9.1.3	Geochemistry

Soil sampling programs are designed to provide systematic geochemical coverage over areas considered to be prospective for near-surface mineralization. A positive correlation has been found to exist between anomalous gold and arsenic values identified by historic (and recent) soil geochemical surveys over the Railroad–Pinion Project area, several of which have subsequently been verified by positive drilling results. This illustrates the ability of soil sampling surveys to identify near surface exploration targets at the Project. Based on this, Gold Standard has completed extensive soil sampling programs throughout the Railroad–Pinion Project area collecting some 7,044 soil samples from 2010 to 2016 (Figure 9.5, Table 9.2). Additionally, Gold Standard has collected 3,489 rock samples throughout the Railroad–Pinion Project from 2010 to 2016 (Table 9.2). Collected samples are from outcrops, road cuts and field traverses parallel with topography.

The geochemical exploration work described above has identified 8 drill targets at the Railroad-Pinion Project—some of which have returned significant intercepts of gold, silver, copper, lead and zinc. Additionally, 5 prospects were identified that are a focus of ongoing exploration work to advance them to drill ready targets (Dufresne and Koehler, 2015).

Table 9.2. Summary of previous geochemical exploration completed for the Pinion–Railroad Project by GSV from 2010 to 2016.

Year	No. Soil Samples	No. Rock Samples
2010	1203	-
2011	230	285
2012	-	463
2013	-	1866
2014	4,248	412
2015	1,363	463
2016	-	-
Total	7044	3489

Effective Date: June 29, 2017	89

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 9.4. Airborne magnetic survey (total magnetics) purchased by GSV in 2016.

580000
600000
620000
4500000
4480000
4460000
Rain Mine
Emigrant Mine
North Bullion
Bullion Stock
Pinion
Dark Star
Pony Creek Project
WHITE FLATS
MOUND VALLEY
TMI
(nT)
70
-70
N
Legend
GSV Mineralized Zones
Gold Mines
Adjacent Project
Project Areas
Railroad Project
Pinion Project
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
2016 GSV Exploration
Airborne Magnetic Survey
1:400,000
0
20 Kilometres
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
August, 2017

Effective Date: June 29, 2017	90

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 9.5. Summary of the area covered by geochemical surveys completed for the Railroad–Pinion Project by GSV from 2010 to 2015.

570000
580000
590000
600000
4490000
4480000
4470000
4460000
N
North Bullion
Bald Mountain
Railroad
Dark Star
Sentinel Breccia
Pinion
Dixie
ELKO
EUREKA
Pine Creek
Legend
GSV Mineralized Zones
Rock Sample Locations
2011
2012
2013
2014
2015
Project Areas
Railroad Project
Pinion Project
Soil Survey Boundaries
2010
2011
2014
2015
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Previous GSV Exploration
2010-2015 Geochemistry
1:250,000
0
8 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
August, 2017

Effective Date: June 29, 2017	91

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

9.1.4	Petrography

Petrographic analysis systematically classifies and describes mineralogical and textural details of rock samples. Consultant Mark McComb of McComb Petrographics performed a petrographic analysis on 18 samples in 2014 and 14 samples in 2016. The 2014 samples included 16 drill core samples from a drillhole within the Bald Mountain Prospect area (RRB13-01), one drill core sample from a drillhole within the Pinion Prospect area (SB-137) and a single surface rock sample (McComb, 2014). All 2016 samples were from drillholes DS15-13, drilled within the Dark Star Project area (Dufresne et al., 2017).

9.2	2017 Exploration

Gold Standard is continuing exploration efforts for the Railroad–Pinion Project in 2017. In early 2017, Gold Standard significantly increased its land position with the acquisition of additional land contiguous to the south of the Dark Star and Pinion Deposit areas (see GSV Press Release dated March 23, 2017). The land acquisition was part of an on-going effort to consolidate the mineral rights for the greater Railroad District and allows access to the southern strike extensions of the Dark Star Corridor.

Exploration work currently in progress at the Railroad-Pinion Project includes geological mapping and geochemical soil and rock sampling on the newly acquired lands immediately to the south of Pinion and Dark Star, as well as a large scale RC and core drilling program at the North Bullion and Dark Star deposits. The drill program commenced in May 2017 and was designed to test extensions and grow the current Dark Star resource to the north, west, east, and at depth, and continued exploration at North Bullion, and to test new targets within the DSC and south of Dark Star. No results have been received at the time of this report.

10	Drilling

Gold Standard has conducted drilling at the Railroad–Pinion Project since 2010 to test the extent of known mineralization, support ongoing geological modeling and resolve current geological models with infill drilling. Since 2010, Gold Standard has completed 299 reverse circulation (RC) and diamond core drillholes (DDH) totalling 122,074.3 m (400,506.3 ft) for the Railroad–Pinion Project. The following section summarizes previous drilling conducted by Gold Standard for the Railroad-Pinion Project from 2010 to 2016.

All drillhole collar coordinates are recorded in the UTM NAD 27 (Zone 11) coordinate system. Gold Standard geological staff first stake collar locations in the field using a hand-held Global Positioning System (GPS). For angled holes, staff place additional stakes using a Brunton compass that allow the driller to align the drill to the correct azimuth. The driller then sets the inclination of the drill that Gold Standard geological staff checks prior to drilling. International Directional Services of Elko, NV measure hole deviation of all drillholes using a gyroscopic down-hole survey. Apex Surveying, LLC of Spring Creek, Nevada professionally surveys the final drillhole collars using a differential GPS. Once drilling is complete, all drillhole collars are marked by wooden lath with the hole name on a wire/aluminum tag placed in the cement collar plug.

Effective Date: June 29, 2017	92

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Gold Standard geologists that are familiar with the Project and the local geology perform geological logging. Geological logs are initially recorded on paper logs and later entered into digital format by Gold Standard geological and/or data entry staff. Details recorded in the geological logs are, but are not limited to, the following: core recovery (for core holes only), lithology, interpreted formation, hydrothermal alteration, oxidation, structures (faults, fractures and folds—relative to the core axis), breccia type, vein type and abundance, sample intervals, and other important geological comments.

10.1	Previous Drilling (2010-2016)

Drilling conducted by Gold Standard for the Railroad Project from 2010 to 2013 focused on the North Bullion target with added drilling in the Railroad, Sylvania, Bullion Fault Corridor, LT, North Ridge, Cherry Springs and Bald Mountain target areas (Hunsaker, 2012a, b; Shaddrick, 2012; Koehler et al. 2014). After Gold Standard’s acquisition of the Pinion Project in 2014, efforts focused on the Pinion Deposit and Dark Star Deposit and their surrounding areas. During this time, Gold Standard completed some limited drilling in the Bald Mountain and North Bullion target areas (Turner et al., 2015; Dufresne and Koehler, 2016). Drilling conducted in 2016 by Gold Standard for the Railroad–Pinion Project focused primarily on the Dark Star Deposit area, which included drilling at Dark Star and south of the deposit area along the DSC (Dark Star South target area). Drilling was also conducted at the Pinion deposit and in the Railroad Project area (Dufresne et al., 2017).

The following section summarizes previous drilling completed by Gold Standard for the Railroad–Pinion Project from 2010 to 2016. A thorough discussion of these work programs and its results and interpretations is presented in previous Technical Reports on the Project (Hunsaker, 2010, 2012a, 2012b; Shaddrick, 2012; Koehler et al., 2014; Turner et al., 2015; Dufresne and Koehler, 2016; and Dufresne et al., 2017).

10.1.1	Railroad Project Area

Early on in Gold Standard’s drilling efforts for the Railroad Project, sediment-hosted, Carlin-style, gold mineralization was identified at the North Bullion Target area, which was a blind conceptual discovery by Gold Standard. More than 50% of drilling conducted from 2010 to 2013 was completed in the North Bullion Target area. Additional drilling focused on testing geological, geophysical and/or geochemical targets for gold, silver and/or base metal mineralization. Following the acquisition of the Pinion Project in early 2014, Gold Standard limited their drilling efforts for the Railroad Project to the North Bullion, Bald Mountain, and Cherry Springs target areas. From 2010 to 2016, Gold Standard completed 128 RC and RC collar/diamond tail drillholes totalling 68,928.1 m (226,145 ft) (Tables 10.1-10.3; Figure 10.1; Hunsaker, 2012a, b; Shaddrick, 2012; Koehler et al., 2014 Turner et al., 2015; Dufresne and Koehler, 2016; Dufresne et al., 2017).

Effective Date: June 29, 2017	93

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Table 10.1. Summary of drillholes completed for the Railroad Project by GSV from 2010 to 2016.

Target Area	Years Drilled	No. Holes	No. RC Holes	No. Core Holes	RC/Core Holes	Total Length (m)	Total Length (ft)
Bald Mountain	2013, 2014, 2016	15	14	1		7485.8	24,560.0
Bullion Fault Corridor	2010 - 2013	11	8	0	3	6,418	21,057
Sylvania (Central Bullion)	2011 - 2013	9	0	9		4,217	13,835
Cherry Springs	2012, 2016	2	0	1	4	3,463.1	11,361
LT	2012	6	6	0		3,027	9,930
North Bullion	2010 – 2013, 2015*, 2016	61	10	36	22**	32,301.2	105,977.0
North Ridge	2011 - 2012	4	3	1		2,699	8,856
Railroad NW Fault Trend (Railroad)	2010 - 2013	20	9	10	1	9,317	30,569
	Total	128	50	58	30	68,928.1	226,145

* Three holes were collared but not completed in 2011 (RR11-07) and 2013 (RR13-13, RR13-15)

**Includes an additional precollar RC hole that will be completed with a diamond tail in 2017.

Table 10.2. Summary highlights from drillholes completed in 2016 by GSV at the Bald Mountain Target area.

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)	Ag (g/t)	Cu (%)	Zn (%)	Mo (%)	Pb (%)
RRB16-01	80.80	82.30	1.50	265.0	270.0	5	0.19	0.006
	224.03	294.13	70.10	735.0	965.0	230						0.029
including	266.70	280.42	13.72	875.0	920.0	45				0.209		0.029
	364.24	464.82	100.58	1195.0	1525.0	330						0.036
including	441.96	448.06	6.10	1450.0	1470.0	20						0.237
RRB16-02	156.97	172.21	15.24	515.0	565.0	50			18.09	0.201		0.049
including	157.00	158.50	1.50	515.0	520.0	5	0.15	0.004
	199.64	207.26	7.62	655.0	680.0	25			20.78	0.409		0.017
	266.70	289.56	22.86	875.0	950.0	75			3.38	0.138		0.026
	309.37	316.99	7.62	1015.0	1040.0	25			10.96	0.239		0.043
	316.99	367.28	50.29	1040.0	1205.0	165						0.045
RRB16-03	193.55	198.12	4.57	635.0	650.0	15			38.77	0.11
	204.22	213.36	9.14	670.0	700.0	30			2.58	0.212	0.220
	219.46	225.55	6.10	720.0	740.0	20			3.03	0.315	0.124
	367.28	393.19	25.91	1205.0	1290.0	85			5.43	0.116
	400.81	416.05	15.24	1315.0	1365.0	50			10.74	0.418
RRB16-04	278.90	304.80	25.90	915.0	1000.0	85	0.67	0.020
including	283.46	303.28	19.81	930.0	995.0	65			50.00	0.122		0.044	0.170
including	286.60	294.20	7.60	940.0	965.0	25	1.67	0.049
RRB16-05	117.40	122.00	4.60	385.0	400.0	15	0.17	0.005

Effective Date: June 29, 2017	94

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)	Ag (g/t)	Cu (%)	Zn (%)	Mo (%)	Pb (%)
	157.00	163.10	6.10	515.0	535.0	20	0.21	0.006
	243.90	251.50	7.60	800.0	825.0	25	0.14	0.004
	370.33	425.20	54.86	1215.0	1395.0	180			9.50	0.366	0.277
including	404.90	408.00	3.10	1328.0	1338.0	10	0.38	0.011
RRB16-06	327.66	339.85	12.19	1075.0	1115.0	40			6.29	0.171
including	349.00	367.28	18.29	1145.0	1205.0	60			1.43	0.323		0.012
	416.05	449.58	33.53	1365.0	1475.0	110			5.87	0.451	0.338
including	422.20	425.30	3.10	1385.0	1395.0	10	0.21	0.006
and	448.20	449.70	1.50	1470.0	1475.0	5	0.43	0.012
	586.74	598.93	12.19	1925.0	1965.0	40			10.24	0.184	0.136
RRB16-07	362.71	379.48	16.76	1190.0	1245.0	55			15.88		0.224		0.716
	406.91	419.10	12.19	1335.0	1375.0	40			16.50	0.083	0.577		0.121
	432.82	470.92	38.10	1420.0	1545.0	125			2.46	0.068	0.296
RRB16-08	45.70	47.20	1.50	150.0	155.0	5	0.16	0.005
	54.90	61.00	6.10	180.0	200.0	20	0.16	0.005
	102.10	105.20	3.10	335.0	345.0	10	0.15	0.004
	135.70	143.30	7.60	445.0	470.0	25	0.19	0.006
	233.20	234.70	1.50	765.0	770.0	5	0.33	0.009
RRB16-08A	137.10	140.20	3.10	450.0	460.0	10	0.23	0.006
	487.68	542.54	54.86	1600.0	1780.0	180			3.38	0.452	0.271

Table 10.3. Summary highlights from drillholes completed in 2016 by GSV at the North Bullion Target area.

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
RR16-01	323.7	389.3	65.6	1062	1277	215	3.17	0.092
including	323.7	332.2	8.5	1062	1090	28	11.16	0.325
and	352.7	365.5	12.8	1157	1199	42	3.49	0.102
RR16-02	325.0	334.5	9.5	1066	1097	31	1.18	0.034
	360.4	366.5	6.1	1182	1202	20	0.36	0.01
RR16-03	No Significant Au Intercepts
RR16-04	376.2	377.6	1.4	1234	1238.6	4.6	1.01	0.029
	497.9	500.6	2.7	1633	1642	9	0.33	0.009
	507.3	511.6	4.3	1664	1678	14	0.78	0.023
RR16-05	404.9	408.0	3.1	1328	1338	10	0.38	0.011
	447.1	466.9	19.8	1466.5	1531.5	65	4.4	0.128
including	461.6	466.9	5.3	1514	1531.5	17.5	7.02	0.204
RR16-06	482.6	488.2	5.6	1583	1601.5	18.5	0.69	0.02

Effective Date: June 29, 2017	95

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 10.1. Collar locations of drillholes completed for the Railroad Project by GSV from 2010 to 2016.

580000
585000
4490000
4485000
Fig Area
North Ridge Target
Cherry Springs Target
North Bullion Target
Railroad Fault Target
Bald Mountain Target
PINE MOUNTAIN
West Pine Mountain Target
Bullion Stock
Bullion Fault Corridor Target
Mill Creek Target
Lee Canyon Target
South Bullion Fault Corridor Target
LT Target
South Fault Target
N
Legend
Drillhole Collar Locations
2010 GSV
2011 GSV
2012 GSV
2013 GSV
2014 GSV
2015 GSV
2016 GSV
Historic (Non-GSV)
Target Area(s)
Railroad Project
Bullion
Project Areas
Railroad Project
Pinion Project
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Previous GSV Drilling
Railroad Project
1:75,000
0
4 Kilometres
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
August, 2017

Effective Date: June 29, 2017	96

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

10.1.2	Pinion Deposit Area

Following the acquisition of the Pinion Project in early 2014, Gold Standard compiled and validated the existing Pinion Deposit drillhole database. After this review, the Company began drilling efforts in the Pinion Deposit area. Phase 1 of the 2014 drill program focused on the North Zone and northern portion of the Main Zone. Once completed, an initial resource estimate for the Pinion Deposit by Dufresne et al. (2014) was calculated. After which, Gold Standard designed and completed subsequent drill programs to extend areas of known shallow gold mineralization along strike and at depth and to test newly identified exploration targets (Turner et al., 2015; Dufresne and Koehler, 2016). From 2014 to 2016, Gold Standard completed 106 RC and diamond drillholes totalling 30,552.1 m (100,237.0 ft) within the Pinion Gold deposit area (Table 10.4 and 10.5; Figure 10.2; Turner et al., 2015; Dufresne and Koehler, 2016; Dufresne et al., 2017). An updated mineral resource was calculated in early 2016 based upon the positive results of the 2014 Phase 2 drilling and 2015 drilling at Pinion and is summarized in section 14 (Dufresne and Koehler, 2016).

Table 10.4. Summary of drillholes completed in the Pinion Deposit area by GSV from 2014 to 2016.

Year	No. RC Holes	RC Drillholes		No. DD Holes	Diamond Drillholes		Total Length (m)	Total Length (ft)
		Total Length (m)	Total Length (ft)		Total Length (m)	Total Length (ft)
Main Zone
2014	3	591.3	1,940.0	2	179.2	588.0	770.5	2,528
2016	-	-	-	3	182.3	598.0	182.3	598.0
Total	3	591.3	1,940.0	5	361.5	1186.0	952.8	3,126
East Pinion
2014	17	4,210.8	13,815.0	-	-	-	4,210.8	13,815.0
2015	1	387.1	1,270.0	-	-	-	387.1	1,270.0
Total	18	4,597.9	15,085.0	-	-	-	4,597.9	15,085.0
Southeast Pinion
2014	8	2,409.4	7,905.0	-	-	-	2,409.4	7,905.0
2015	5	2,650.2	8,695.0	-	-	-	2,650.2	8,695.0
Total	13	5,059.7	16,600.0	-	-	-	5,059.7	16,600.0
South Pinion
2015	1	400.8	1315.0	-	-	-	400.8	1315.0
2016	1	402.3	1,320.0	-	-	-	402.3	1,320.0
Total	2	803.1	2,635.0	-	-	-	803.1	2,635.0
Southwest Pinion
2014	2	1039.4	3410.0	-	-	-	1039.4	3410.0
2015	1	452.6	1485.0	-	-	-	452.6	1485.0

Effective Date: June 29, 2017	97

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Total	3	1492.0	4895.0	-	-	-	1492.0	4895.0
West Pinion
2014	2	403.9	1325.0	-	-	-	403.9	1325.0
2015	2	795.5	2610.0	-	-	-	795.5	2610.0
Total	4	1199.4	3935.0				1199.4	3935.0
West Southwest Pinion
2016	4	1,752.6	5,750.0	-	-	-	1,752.6	5,750.0
Northwest Pinion
2014	7	1,080.5	3,545.0	-	-	-	1,080.5	3,545.0
2015	10	3,749.0	12,300.0	-	-	-	3,749.0	12,300.0
2016	2	920.5	3,020.0	-	-	-	920.5	3,020.0
Total	19	5,750.0	18,865.0	-	-	-	5,750.0	18,865.0
North Pinion
2014	6	1,328.93	4,360.0	2	303.6	996.0	1,632.5	5356.0
2016	-	-	-	2	294.7	967.0	294.7	967.0
Total	6	1,328.93	4,360.0	4	598.3	1963.0	1,927.2	6,323
Sentinel
2014	8	1,542.3	5,060.0	-	-	-	1,542.3	5,060.0
2015	4	973.8	3,195.0	-	-	-	973.8	3,195.0
2016	10	2,869.7	9,415.0	1	275.2	903.0	3,144.9	10,318.0
Total	22	5,385.8	17,670.0	1	275.2	903.0	5,661.0	18,573.0
Irene
2016	2	1,356.4	4,450.0	-	-	-	1,356.4	4,450.0
Grand Total	96	29,317.13	96,185.0	10	1,235.0	4,052.0	30,552.1	100,237.0

Table 10.5. Summary highlights from drillholes completed in 2016 by GSV at the Pinion Deposit area.

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
PIN16-01	115.2	158.8	43.6	378.1	521	142.9	0.5	0.015
including	119.8	122.3	2.5	393	401.3	8.3	2.01	0.058
PIN16-02	291.2	292.7	1.5	955	960	5	0.15	0.004
	295.7	324.7	29	970	1065	95	0.43	0.013
PIN16-03	303.4	309.5	6.1	995	1015	20	0.24	0.007
	320.1	327.7	7.6	1050	1075	25	1	0.029
including	321.6	324.7	3.1	1055	1065	10	1.58	0.046
	352.1	355.2	3.1	1155	1165	10	0.3	0.009
	373.5	375	1.5	1225	1230	5	0.19	0.005
	379.5	382.6	3.1	1245	1255	10	0.3	0.009

Effective Date: June 29, 2017	98

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
PIN16-04	3.7	53.4	49.7	12	175	163	0.96	0.028
including	4.9	20.3	15.4	16	66.5	50.5	1.39	0.041
and	45.4	50	4.6	149	164	15	2.05	0.06
	58.5	64.9	6.4	192	213	21	0.5	0.015
PIN16-05	2.3	2.8	0.5	7.5	9.2	1.7	0.14	0.004
	4.7	19.2	14.5	15.5	63	47.5	0.73	0.021
	27.7	28.6	0.9	91	94	3	0.48	0.014
PIN16-05A	6.4	29.7	23.3	21	97.3	76.3	0.79	0.023
including	15.8	23.4	7.6	52	76.8	24.8	1.15	0.034
PIN16-06	309.4	346	36.6	1015	1135	120	0.36	0.01
	356.7	362.8	6.1	1170	1190	20	0.23	0.007
	375	397.9	22.9	1230	1305	75	0.25	0.007
PIN16-07	61	88.7	27.7	200	291	91	0.42	0.012
PIN16-08	285	295.7	10.7	935	970	35	0.16	0.005
	300.3	324.7	24.4	985	1065	80	0.38	0.011
	346	349.1	3.1	1135	1145	10	0.61	0.018
	359.8	367.4	7.6	1180	1205	25	0.18	0.005
PIN16-09	No Significant Au Intercepts
PIN16-10	289.6	307.9	18.3	950	1010	60	0.37	0.011
	315.5	326.2	10.7	1035	1070	35	0.24	0.007
PIN16-11	No Significant Au Intercepts
PIN16-12	0	6.1	6.1	0	20	20	0.16	0.005
PIN16-13	3	21.3	18.3	10	70	60	0.21	0.006
	48.8	50.3	1.5	160	165	5	0.16	0.005
PIN16-14	1.5	6.1	4.6	5	20	15	0.15	0.004
	16.8	35.1	18.3	55	115	60	0.2	0.006
	42.7	57.9	15.2	140	190	50	0.22	0.006
	91.5	93	1.5	300	305	5	0.15	0.004
PIN16-14 cont.	187.5	192.1	4.6	615	630	15	0.16	0.005
PIN16-15	0	4.6	4.6	0	15	15	0.19	0.005
	19.8	21.3	1.5	65	70	5	0.14	0.004
	30.5	32	1.5	100	105	5	0.17	0.005
	35	39.6	4.6	115	130	15	0.15	0.004
PIN16-15A	4.5	7.6	3.1	15	25	10	0.17	0.005
	16.7	19.8	3.1	55	65	10	0.15	0.004
PIN16-16	1.5	10.7	9.2	5	35	30	0.38	0.011
	22.9	24.4	1.5	75	80	5	0.18	0.005
	32	53.3	21.3	105	175	70	0.2	0.006
	57.9	80.8	22.9	190	265	75	0.42	0.012

Effective Date: June 29, 2017	99

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
	100.6	102.1	1.5	330	335	5	0.16	0.005
	137.2	141.8	4.6	450	465	15	0.15	0.004
	205.8	210.4	4.6	675	690	15	0.23	0.007
	214.9	216.4	1.5	705	710	5	0.15	0.004
	271.3	272.8	1.5	890	895	5	0.18	0.005
PIN16-17	19.8	28.9	9.1	65	95	30	0.27	0.008
	47.3	65.6	18.3	155	215	60	0.23	0.007
	86.9	88.4	1.5	285	290	5	0.28	0.008
PIN16-18	12.2	13.7	1.5	40	45	5	0.18	0.005
	19.8	39.6	19.8	65	130	65	0.33	0.009
	48.8	61	12.2	160	200	40	0.2	0.006
	65.5	73.1	7.6	215	240	25	0.17	0.005
	79.2	89.9	10.7	260	295	35	0.18	0.005
	118.9	122	3.1	390	400	10	0.29	0.008
	227.1	230.2	3.1	745	755	10	0.14	0.004
	285.1	286.6	1.5	935	940	5	0.75	0.022
	442.1	446.7	4.6	1450	1465	15	0.33	0.009
PIN16-19	No Significant Au Intercepts
PIN16-20	7.6	13.7	6.1	25	45	20	0.35	0.01
	15.2	16.7	1.5	50	55	5	0.15	0.004
	27.4	36.5	9.1	90	120	30	0.17	0.005
	143.3	144.8	1.5	470	475	5	0.19	0.006
	175.3	178.4	3.1	575	585	10	0.24	0.007
PIN16-21	41.2	47.3	6.1	135	155	20	0.14	0.004
	50.3	51.8	1.5	165	170	5	0.15	0.004
	61	68.6	7.6	200	225	25	0.31	0.009
PIN16-22	10.6	13.7	3.1	35	45	10	0.19	0.006
	32	36.6	4.6	105	120	15	0.15	0.004
PIN16-22 cont.	41.2	42.7	1.5	135	140	5	0.21	0.006
PIN16-23	15.1	30.9	15.9	49.5	101.5	52	0.23	0.007

Effective Date: June 29, 2017	100

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 10.2. Collar locations of drillholes completed in the Pinion Deposit area by GSV from 2014-2016.

582000
584000
586000
4482000
4480000
4478000
Fig Area
Bullion Fault Corridor Target
South Bullion Fault Corridor Target
LT Target
Sentinel
North Pinion
Irene
Northwest Pinion
Main Zone
West-southwest Pinion
Southeast Pinion
Papoose Canyon
South Pinion
Dixie Fork Trout Creek
Legend
Drillhole Collar Locations
2014 GSV
2015 GSV
2016 GSV
Historic (Non-GSV)
Target Areas
Pinion Project
Railroad Project
Mineralized Zones
Project Areas
Railroad Project
Pinion Project
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Previous GSV Drilling
Pinion Deposit Area
1:30,000
0
1 Kilometres
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
August, 2017

Effective Date: June 29, 2017	101

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

10.1.3	Dark Star Deposit Area

In 2015, Gold Standard began drilling in the Dark Star Deposit area, targeting the Dark Star Deposit and the Dark Star Corridor (DSC) to the south. The Company designed drill programs for the Dark Star Deposit area to extend known shallow oxide gold mineralization along strike and to test newly identified exploration targets. In 2015, Gold Standard completed a two-phase drill program in the Dark Star Deposit area, completing 13 RC and diamond drillholes totalling 5,048.1 m (16,562.0 ft). In 2016, Gold Standard completed 40 holes totaling 17,850.0 m (58,563.0 ft) that tested the Dark Star Main Zone as well as the Dark Star North target and target areas to the south along the DSC (Table 10.6; Figure 10.3; Dufresne and Koehler, 2016; Dufresne et al., 2017).

Table 10.6. Summary of drillholes completed in the Dark Star Deposit area by GSV in 2015-2016.

Year	No. RC Holes	RC Drillholes		No. DD Holes	Diamond Drillholes		No.RC + DD Holes	RC Collar and Diamond Tail Drillholes				Total Length (m)	Total Length (ft)
		Total Length (m)	Total Length (ft)		Total Length (m)	Total Length (ft)		RC		DDH
								Total Length (m)	Total Length (ft)	Total Length (m)	Total Length (ft)
Dark Star Main Zone
2015	4	1,335.0	4,380.0	-	-	-	-	-	-	-	-	1,335.0	4,380.0
2016	5	2,429.3	7,970.0	4	1,092.1	3,583.0	-	-	-	-	-	3,521.4	11,553.0
Dark Star North
2015	7	2,705.1	8,875.0	1	427.3	1,402.0	-	-	-	-	-	3,132.4	10,277.0
2016	8	3,419.9	11,220.0	15	6,893.4	22,616.0	2	243.8	800.0	703.8	2,309.0	11,260.8	36,945.0
Dark Star Corridor
2015	1	580.6	1,905.0	-	-	-	-	-	-	-	-	580.6	1,905.0
2016	6	3,067.8	10,065.0	-	-	-	-	-	-	-	-	3,067.8	10,065.0
Total	31	13,537.7	44,415.0	20	8,412.8	27,601.0	2	243.8	800.0	703.8	2,309.0	22,898.0	75,125.0

The drilling at the Dark Star Main Zone was designed to extend zones of known mineralization to the west and northwest and to provide additional ‘in-fill’ data, and material for metallurgical testing, with respect to the existing Dark Star Deposit. Drilling at the Dark Star North target area and to the south along the DSC were designed to test around the initial Dark Star North discovery holes and to test for new zones of mineralization along strike (structural trend) to the south of the current Dark Star Deposit area.

A number of mineralized intersections were achieved in drill holes completed at the Dark Star Deposit area and the known mineralization was extended to the west and northwest. The drill programs identified an extension of the Dark Star Deposit into the North area and highlighted the gold potential of the entire DSC. Highlights from the 2016 drill program at Dark Star are summarized in Table 10.7 (Dufresne et al., 2017).

Effective Date: June 29, 2017	102

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 10.3. Collar locations of drillholes completed in the Dark Star Deposit area by GSV in 2015-2016.

586000
588000
4480000
4478000
N
Fig Area
Dark Star North
Dark Star
Dark Star South
Pinion
Trout Creek
7200 ft
7600 ft
7974 ft
Legend
Drillhole Collar Locations
2015 GSV
2016 GSV
Historic (Non-GSV)
GSV Target Areas
Mineralized Zones
Project Areas
Railroad Project
Pinion Project
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Previous GSV Drilling
Dark Star Deposit Area
1:30,000
0
1 Kilometres
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
August, 2017

Effective Date: June 29, 2017	103

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

A maiden mineral resource estimate was calculated in early 2015 for the Dark Star Deposit area prior to the initiation and completion of the 2015 drilling campaign. A summary of the mineral estimate is provided in section 14 below with the details of the mineral resource estimate calculations provided by Dufresne et al. (2015) and Dufresne and Koehler (2016). Based upon the positive results of the 2016 Phase 2 drilling at Dark Star, an updated mineral resource was calculated in 2017. The updated and current mineral resource estimate provided by Dufresne and Nicholls (2017) is detailed in section 14.

Table 10.7. Summary of highlights from drillholes completed in 2016 by GSV within the Dark Star Deposit area.

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
DS16-01	150.9	155.3	4.4	495	509.4	14.4	0.17	0.005
	200.6	201.2	0.6	658	660	2	0.36	0.01
	223.6	225.6	2	733.5	740	6.5	0.2	0.006
	231.1	236	4.9	758	774	16	0.15	0.004
	250.7	251.7	1	822.5	825.7	3.2	0.23	0.007
	255.8	260.2	4.4	839	853.5	14.5	0.14	0.004
	264.5	266	1.5	867.5	872.5	5	0.32	0.009
	269.1	272	2.9	882.5	892	9.5	0.17	0.005
DS16-02	11	13.4	1.5	39	44	5	0.15	0.004
	33.5	37.5	4	110	123	13	0.45	0.013
	42.8	52.1	9.3	140.5	171	30.5	0.5	0.015
	100	102	2	328	334.5	6.5	0.18	0.005
	107.9	131.1	23.2	354	430	76	0.72	0.021
including	123.4	128	4.6	405	420	15	1.8	0.053
DS16-03	79.3	90	10.7	260	295	35	0.79	0.023
DS16-03B	53.3	54.8	1.5	175	180	5	0.15	0.005
	60.9	65.5	4.6	200	215	15	0.21	0.006
	82.3	95.1	12.8	270	312	42	0.37	0.011
	97	98.2	1.2	318	322	4	0.78	0.023
	101.5	202.7	101.2	333	665	332	1.5	0.043
including	148.8	181.1	32.3	488	594	106	2.87	0.083
	225.3	226.2	0.9	739	742	3	0.24	0.007
DS16-03B cont.	317.3	347.9	30.6	1041	1141.5	100.5	0.5	0.015
including	317.3	320.4	3.1	1041	1051	10	1.79	0.052
	363.4	367.7	4.3	1192	1206	14	0.25	0.007
	370.1	372.5	2.4	1214	1222	8	0.15	0.004
DS16-04	No Significant Au Intercepts
DS16-05	3.6	4.8	1.2	12	15.8	3.8	0.17	0.005
	7.3	10.6	3.3	24	34.8	10.8	0.19	0.006
	32.3	34	1.7	106	111.5	5.5	0.17	0.005

Effective Date: June 29, 2017	104

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
	38.6	44.5	5.9	126.5	146	19.5	0.18	0.005
	49.1	50.6	1.5	161	166	5	0.16	0.005
	53	55.7	2.7	174	183	9	0.17	0.005
	67.4	71.9	4.5	221	235.7	14.7	0.25	0.007
	78.5	81.4	2.9	257.5	267	9.5	0.16	0.005
	86	97.4	11.4	282	319.5	37.5	0.21	0.006
	177.4	182.6	5.2	582	599	17	0.2	0.006
	187.4	189.1	1.7	615	620.5	5.5	0.15	0.004
	197.2	200.3	3.1	647	657	10	0.17	0.005
	216.5	218.9	2.4	710	718	8	0.44	0.012
	225.6	249.7	24.1	740	819	79	1.28	0.037
	255.5	258.2	2.7	838	847	9	0.38	0.011
DS16-06	118.9	122	3.1	390	400	10	0.17	0.005
DS16-07	154	163.1	9.1	505	535	30	1.08	0.032
	170.7	208.8	38.1	560	685	125	0.56	0.016
including	187.5	195.1	7.6	615	640	25	1.08	0.032
	214.9	218	3.1	705	715	10	0.19	0.006
	225.6	254.6	29	740	835	95	0.67	0.02
	263.7	283.5	19.8	865	930	65	0.28	0.008
	298.8	318.6	19.8	980	1045	65	0.54	0.016
	327.7	330.8	3.1	1075	1085	10	0.25	0.007
	335.4	341.5	6.1	1100	1120	20	0.15	0.004
	349	352.1	3.1	1145	1155	10	0.26	0.008
	356.7	364.3	7.6	1170	1195	25	0.56	0.016
	368.9	385.7	16.8	1210	1265	55	0.91	0.027
DS16-08	76.3	76.8	0.5	250.5	252	1.5	0.3	0.009
	89	93	4	292	305	13	0.23	0.007
	100.9	107.3	6.4	331	352	21	0.46	0.013
	110.1	112.5	2.4	361	369	8	0.47	0.014
	114	135.3	21.3	374	444	70	0.67	0.02
	147.8	154.4	6.6	485	506.5	21.5	0.16	0.005
DS16-08 cont.	157.2	159.6	2.4	515.6	523.5	7.9	0.22	0.006
	165.2	291.4	126.2	542	956	414	3.95	0.115
including	179.6	223.6	44	589	733.4	144.4	4.7	0.137
and	247	264.9	17.9	810.3	869	58.7	5.6	0.164
and	275	282.9	7.9	902	928	26	10.7	0.312
	334.4	338.7	4.3	1097	1111	14	0.45	0.013
	349.7	355.8	6.1	1147	1167	20	0.43	0.013
	359.1	362.5	3.4	1178	1189	11	0.2	0.006

Effective Date: June 29, 2017	105

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
DS16-09	No Significant Au Intercepts
DS16-10	39.6	44.2	4.6	130	145	15	0.17	0.005
	57.9	105.2	47.3	190	345	155	0.64	0.019
including	67.1	74.7	7.6	220	245	25	1.22	0.036
	175.3	176.8	1.5	575	580	5	0.48	0.014
	182.9	189	6.1	600	620	20	0.14	0.004
	254.6	269.8	15.2	835	885	50	0.27	0.008
DS16-11	106.7	111.3	4.6	350	365	15	0.4	0.012
DS16-12	No Significant Au Intercepts
DS16-13	No Significant Au Intercepts
DS16-14	No Significant Au Intercepts
DS16-15	No Significant Au Intercepts
DS16-16	No Significant Au Intercepts
DS16-17	27.7	140.2	112.5	91	460	369	0.69	0.020
including	41.8	72.2	29.9	137	237	100	1.16	0.034
and	108.8	130.1	21.3	357	427	70	0.96	0.028
DS16-18	0.3	73.2	72.9	1	240	239	1.07	0.031
including	35.2	63.1	27.9	115.5	207	91.5	1.8	0.052
DS16-19	228.6	233.2	4.6	750	765	15	0.21	0.006
	236.3	237.8	1.5	775	780	5	0.53	0.015
	240.8	243.9	3.1	790	800	10	0.16	0.005
	272.9	282	9.1	895	925	30	0.21	0.006
	292.7	297.3	4.6	960	975	15	0.18	0.005
	306.4	307.9	1.5	1005	1010	5	0.24	0.007
	324.6	327.7	3.1	1065	1075	10	0.17	0.005
	330.8	338.4	7.6	1085	1110	25	0.21	0.006
DS16-20	2.7	84.0	81.3	9	275.5	266.5	0.49	0.014
including	48.0	63.2	15.2	157.5	207.5	50	1.37	0.040
DS16-21	16.6	20.4	3.8	54.5	67	12.5	0.23	0.007
	38.6	94.8	56.2	126.7	311	184.3	1.83	0.053
including	62.2	68	5.8	204	223	19	2.74	0.08
and	73.7	83.5	9.8	242	274	32	3.78	0.11
DS16-21 cont.	128.3	135.5	7.2	421	444.5	23.5	0.41	0.012
	154.6	156.1	1.5	507	512	5	0.19	0.006
	208.2	209.1	0.9	683	686	3	0.14	0.004
	226.1	229.9	3.8	741.5	754	12.5	0.15	0.004
DS16-22	6.1	7.6	1.5	20	25	5	0.7	0.02
	102.1	106.7	4.6	335	350	15	0.16	0.005
	118.9	131.1	12.2	390	430	40	0.16	0.005

Effective Date: June 29, 2017	106

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
	149.4	150.9	1.5	490	495	5	0.17	0.005
	164.6	166.1	1.5	540	545	5	0.14	0.004
	173.8	178.4	4.6	570	585	15	0.15	0.004
	182.9	192	9.1	600	630	30	0.37	0.011
DS16-23	No Significant Au Intercepts
DS16-24	104.5	114	9.5	343	374	31	0.16	0.005
	119.8	136.9	17.1	393	449	56	0.41	0.012
	143.3	144.5	1.2	470	474	4	0.3	0.009
	152.4	161.5	9.1	500	530	30	0.28	0.008
	165	165.5	0.5	541.5	543	1.5	0.52	0.015
	171.6	175.7	4.1	563	576.5	13.5	0.33	0.009
	180.8	278.1	97.3	593	912	319	3.16	0.092
including	203.9	214	10.1	669	702	33	4.02	0.117
and	225.9	275	49.1	741	902	161	4.62	0.134
including	262.5	275	12.5	861	902	41	6.09	0.178
DS16-25	No Significant Au Intercepts
DS16-26	187.2	225.3	38.1	614	739	125	0.73	0.021
including	203.9	208.5	4.6	669	684	15	2.61	0.076
	231.4	263	31.6	759	862.5	103.5	0.49	0.014
	274.1	326.2	52.1	899	1070	171	1.04	0.03
including	291.8	298.5	6.7	957	979	22	2.03	0.059
and	306.3	322.2	15.9	1004.5	1056.5	52	2	0.058
	386.9	388	1.1	1269	1272.5	3.5	0.19	0.006
	462.8	463.7	0.9	1518	1521	3	0.17	0.005
DS16-27	67.4	69.7	2.3	221	228.5	7.5	0.21	0.006
	73.3	73.9	0.6	240.5	242.5	2	0.23	0.007
	77.7	80.1	2.4	255	263	8	0.16	0.005
	93	94.2	1.2	305	309	4	0.19	0.006
	98.5	101.2	2.7	323	332	9	0.15	0.004
	108.8	110.1	1.3	356.7	361	4.3	0.2	0.006
	114.6	153.6	39	376	504	128	0.72	0.021
including	136.9	144.2	7.3	449	473	24	1.49	0.043
DS16-28	5.2	7	1.8	17	23	6	0.25	0.007
DS16-29	No Significant Au Intercepts
DS16-29A	No Significant Au Intercepts
DS16-30	No Significant Au Intercepts
DS16-31	62.8	64.3	1.5	206	211	5	0.23	0.007
	67.7	70.3	2.6	222	230.5	8.5	0.17	0.005
	84.8	86	1.2	278	282	4	0.26	0.008

Effective Date: June 29, 2017	107

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
	103	107.3	4.3	338	352	14	0.22	0.007
	118	135.7	17.7	387	445	58	0.4	0.012
DS16-32	69.8	71.8	2	229	235.5	6.5	0.15	0.004
DS16-33	69.2	92.5	23.3	227	303.5	76.5	0.28	0.008
	104.3	105.8	1.5	342	347	5	0.17	0.005
	113.4	116.5	3.1	372	382	10	0.22	0.006
	121	126.8	5.8	397	416	19	0.24	0.007
	130.2	152	21.8	427	498.5	71.5	0.35	0.01
	156.7	204.3	47.6	514	670	156	0.49	0.014
including	169.2	174.1	4.9	555	571	16	1	0.029
and	177.4	182.9	5.5	582	600	18	1.09	0.031
	206.7	220.7	14	678	724	46	0.76	0.022
including	212.5	219.2	6.7	697	719	22	1.13	0.033
DS16-34	275.2	276.7	1.5	902.5	907.5	5	0.21	0.006
DS16-35	No Significant Intercepts
DS16-36	156.4	158.8	2.4	513	521	8	0.17	0.005
DS16-37	8.2	9.4	1.2	27	31	4	0.18	0.005
	84.5	87.2	2.7	277	286	9	0.17	0.005
	176.7	179.6	2.9	579.5	589	9.5	0.23	0.007
DS16-38	196.6	202.7	6.1	645	665	20	0.22	0.006
	219.5	243.9	24.4	720	800	80	2.03	0.059
including	228.6	239.3	10.7	750	785	35	3.62	0.106
	394.8	396.3	1.5	1295	1300	5	0.36	0.011
	405.5	413.1	7.6	1330	1355	25	0.24	0.007
	416.2	436	19.8	1365	1430	65	0.36	0.011

11	Sample Preparation, Analyses and Security

The following summarizes the procedures employed by Gold Standard personnel for surface sampling, the handling of core and reverse-circulation cuttings samples.

11.1	Surface Soil and Rock Sampling

The following describes the surface sampling procedures that have been established by Gold Standard at the Railroad-Pinion Project. All sampling is conducted under the supervision of the Company’s project geologists and the chain of sample custody from the field to the sample preparation facility is continuously monitored. A blank or certified reference material was inserted approximately every forty samples for soil and rock samples. The samples are delivered to either ALS’ or Bureau Veritas’ preparation facility in Elko, NV where the samples are crushed, screened and pulverized. Sample pulps are then shipped to ALS' certified laboratory in Reno, NV (or Vancouver, B.C.) or Bureau Veritas’ certified laboratory in Sparks, Nevada for geochemical analysis. Samples are crushed and pulverized and for gold assay, 30g aliquots are fire assayed and finished with a wet chemical procedure, normally AA – Atomic Absorption or by ICP-AES finish. All other elements are determined using a 0.5 g aliquot of the pulp that is analyzed by wet chemical methods that comprise aqua regia acid digestion followed by ICP-AES analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Effective Date: June 29, 2017	108

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

11.2	Diamond Drill Core

Drill core is collected from the drill rig by Gold Standard personnel and transported to Gold Standard’s Elko, Nevada office on a daily basis. At the secure Elko facility, Gold Standard personnel complete the following:

•	A geological log is completed on the whole core. Logs illustrate core recovery, sample intervals, lithologic data, hydrothermal alteration and structural features with respect to the core axis.

•	The whole core is marked/tagged for sampling, and digitally photographed. High resolution digital jpeg photographs are archived for future reference.

•	Whole HQ-size core is cut in half (rock sawed), and whole PQ-size core is quarter cut, by contractors working at Gold Standard’s Elko office. Sawed core sample intervals are recorded on daily cut core sheets for review each day.

•	Samples for geochemical analysis are collected and comprise either one half of the HQ-size core or one quarter of the PQ-size core with the remaining core for each retained in their original core boxes.

•	Standard reference materials (standards and blanks) are inserted into the sample sequence at a rate of approximately 1 in every 10 to 15 samples.

All original geochemical analyses were completed by either ALS or Bureau Veritas, both internationally accredited independent analytical companies with ISO9001:2008 certification.

In the case of ALS, ALS picks up the core samples from Gold Standard’s Elko office and delivers them to its Elko, Nevada sample preparation facility. At the ALS preparation facility the samples are logged into a computer-based tracking system, weighed and dried. The entire sample is crushed so that +70% passes a 6 mm screen, then it is finely crushed so that +70% passes a 2mm screen. A 250 g (~0.5 pound) spilt (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the pulp samples are shipped to Reno, Nevada or Vancouver, British Columbia for geochemical analysis. At Reno or Vancouver, a 30 g aliquot is extracted from the pulp and is analyzed for gold using a fire assay fusion and with atomic absorption spectroscopy (AAS) finish. Samples were also analyzed for a suite of 30 other “trace elements” by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following aqua regia digestion.

Effective Date: June 29, 2017	109

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

In the case of Bureau Veritas, Bureau Veritas picks up the core samples from Gold Standard’s Elko office and delivers them to its Elko, Nevada sample preparation facility. At Bureau Veritas’ preparation facility the samples are logged into a computer-based tracking system, weighed and dried. The entire sample is crushed so that +70% passes a 2 mm screen. A 250 g (~0.5 pound) spilt (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the pulp samples are shipped to Sparks, Nevada or Vancouver, British Columbia for geochemical analysis. At Sparks or Vancouver, a 30 g aliquot is extracted from the pulp and is analyzed for gold using a fire assay fusion and with atomic absorption spectroscopy (AAS) finish. Samples are also analyzed for a suite of 37 other “trace elements” by ICP-MS following aqua regia digestion.

All samples that assay greater than 0.14 ppm Au are follow-up assayed for Ag by four acid digestion followed by AAS finish. All samples that assay greater than 0.14 ppm Au are also follow-up assayed for Au and Ag by cyanide leach utilizing a 30 g aliquot and a leach time of about an hour. The samples are finished using AAS.

11.3	Reverse-circulation Drillhole Cuttings

Reverse-circulation drill samples were collected by the drilling contractor using a wet sample splitter on the drill rig. Samples typically range from 5 to 20 pounds. Geochemical standards and/or blanks are inserted by Gold Standard geologists every 10 to 15 samples. The samples were picked up at the drill sites by either ALS or Bureau Veritas and delivered to its preparation lab in Elko, Nevada.

Samples submitted to either ALS or Bureau Veritas utilized the exact same preparation and analytical procedures as described above for the core samples.

Samples submitted to ALS were logged into a computer-based tracking system, sorted, weighed and dried. The entire sample is crushed so that +75% passes a 2 mm screen. A 250 g (~0.5 pound) spilt is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the samples were shipped to Reno, Nevada or Vancouver, B.C. for geochemical analysis. Pulp samples were analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Samples were also analyzed for a suite of 30 other “trace elements” by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following aqua regia digestion.

At the Bureau Veritas preparation facility the samples are logged into a computer-based tracking system, weighed and dried. The entire sample is crushed so that +70% passes a 2 mm screen. A 250 g (~0.5 pound) spilt (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the pulp samples are shipped to Sparks, Nevada or Vancouver, British Columbia for geochemical analysis. At Sparks or Vancouver, a 30 g aliquot is extracted from the pulp and analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish. Samples are also analyzed for a suite of 37 other “trace elements” by ICP-MS following aqua regia digestion.

All samples that assay greater than 0.14 ppm Au are follow-up assayed for Ag by four acid digestion followed by AAS finish. All samples that assay greater than 0.14 ppm Au are also follow-up assayed for Au and Ag by cyanide leach utilizing a 30 g aliquot and a leach time of about an hour. The samples are finished using AAS.

Effective Date: June 29, 2017	110

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

The sample collection, security, transportation, preparation, insertion of geochemical standards and blanks, and analytical procedures are within industry norms and best practices. The procedures utilized by Gold Standard are considered adequate to insure that the results disclosed are accurate within scientific limitations and are not misleading.

12	Data Verification

The following section details the Quality Assurance and Quality Control (QA/QC) program employed by GSV during the Dark Star drill program completed during 2016. The QA/QC program employed by GSV during the Railroad and Pinion drill programs is detailed in the previous technical report on the Railroad-Pinion Project, Dufresne et al., 2017.

12.1	Non-Analytical Data

For non-analytical field data, Gold Standard has instituted protocols to insure data integrity. For example, during surface geochemical sampling (rock grab and soil sampling), samplers are required to enter sample locations and descriptive information into computers daily and locations are checked to eliminate data input errors. For non-analytical drillhole information, GSV employs a similar protocol of continuous data checking to insure the accurate recording within the Project’s drilling database, which includes: collar and down hole survey information; all geological and geotechnical information from both core and RC chip logging. The procedures employed are considered reasonable and adequate with respect to insuring data integrity.

Steven Koehler, a qualified person and co-author of the most recent technical report on the Project, Dufresne et al. (2017), has verified the location of numerous drill sites throughout the project area and compared them with coordinates in the GSV drill database and has not found any issues. Mr. Koehler has also conducted visits to the ALS and Inspectorate sample preparation facilities in Elko, NV, and no sample security or integrity issues were identified. In addition, the authors have conducted a review of geological and geochemical data within the GSV drill database by comparing database values to original drill logs (paper copies) and original assay certificates provided by ALS Minerals (ALS) and Inspectorate America Corporation (Inspectorate/Bureau Veritas). No issues were identified.

12.2	Analytical Data (Quality Assurance and Quality Control Program)

The analytical portion of the QA/QC program employed by GSV aims to provide a means by which the accuracy and precision of the assaying that is performed on its drilling samples (core and RC chip) can be measured to insure the highest possible data quality. In order to achieve this goal, GSV personnel insert samples of standard reference materials (standards), which are commercially available materials certified to contain a known concentration of an element (or elements) - in this case gold. The Company’s protocol is to use several standards of varying gold concentration during a drilling campaign and randomly insert one standard sample into the stream of actual drill samples at a rate of approximately 1 in 10. The company-inserted QC samples alternate between a standard and a blank, the latter simply being a standard that analyses (assays) below detectable limits for the key element. The analytical quality control measures employed by GSV are consistent with industry standards and sufficient to properly monitor analytical accuracy and precision.

Effective Date: June 29, 2017	111

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Consistent with previous GSV drill programs, the certified standard and blank samples used during the 2016 Railroad-Pinion drill programs were purchased from MEG Inc. (www.sheaclarksmith.com) in Reno, NV. A review of the sample preparation and certification procedures employed by MEG Inc. indicates that reference materials are produced per industry standards to insure homogeneity. The standards appear to be reasonably well tested by round-robin analysis at between 5 and 10 different laboratories, to establish expected values and acceptable ranges. During the 2016 Pinion, Dark Star, and Railroad drill programs, a total of 2,432 standard reference material samples were inserted in the sample stream by GSV personnel (1,334 standards and 1,098 blanks).

12.2.1	2016 Pinion Project Drill Program QA/QC

All drilling and standard reference samples resulting from the 2016 Pinion drill program were analyzed at the ALS laboratory in Reno, NV. The 2016 Pinion drill program included 25 Reverse Circulation (RC) and core drill holes totalling 26,423 ft (8,054 m). The full drill program involved the analysis of some 5,980 samples, which included 5,456 drill samples and 524 QC samples (257 blank and 267 standards). Thus, the average frequency of insertion for the standard reference materials for the 2016 Pinion drill program was 1 in every 10.4 drilling samples. The QA/QC program for the Pinion prospect drill program is discussed in detail, with no issues reported, in the most recent Railroad-Pinion Project Technical Report by Dufresne et al., 2017.

12.2.2	2016 Railroad Project Drill Program QA/QC

The 2016 Railroad Project area drilling comprised a total of 10,272.1m (33,701 ft) of drilling in 18 RC and RC/core combination drillholes. The Railroad drill program comprised holes at the Bald Mountain, North Bullion and Cherry Springs (Newmont Joint Venture) prospects and included the analysis of some 6,959 samples, which included 6,336 actual drill samples and 623 QA/QC samples representing a rate of 1 QA/QC sample for every 10.2 drilling samples. The QA/QC samples consisted of 268 blank pulp samples and 355 standard samples that were inserted into the sample sequence by GSV personnel. The QA/QC sample insertion frequency is acceptable. The QA/QC program for the Railroad prospect drill program is discussed in detail, with no issues reported, in the most recent Railroad-Pinion Project Technical Report by Dufresne et al., 2017.

12.2.3	2016 Dark Star Drill Program QA/QC

The 2016 Dark Star drill program totalled 57,563 ft (17,545.4 m), which included: 19 Reverse Circulation (RC) drill holes totaling 30,056 ft (9,161 m) and 21 core holes totaling 28,508 ft (8,689 m). Two of these holes, DS16-03 and DS16-29, were abandoned before their target depth and re-drilled as DS16-03B and DS16-29A, respectively. The drilling and QC samples resulting from the 2016 Dark Star drill program were analyzed at two laboratories with the majority (~93%) being analysed at Bureau Veritas (Inspectorate) laboratory, in Sparks, NV. The remaining samples (~7%) were assayed at ALS laboratories either at their Reno, NV or Vancouver, B.C. facilities.

Effective Date: June 29, 2017	112

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

A total of 13,820 samples were analyzed during the 2016 Dark Star drill program. Of these samples 12,534 were actual drilling samples and 1,286 were MEG Inc. supplied standard reference materials inserted into the sample stream by GSV personnel. The QC samples comprised 712 standards and 573 blanks. Thus, the frequency of the insertion of QC samples in the 2016 Dark Star drill program by GSV was 1 in every 9.8 drill samples, which is adequate to ensure that each batch of assays included at least 1 company-inserted standard sample.

12.2.3.1	Blanks

A total of 573 blank samples were inserted in the sample stream by GSV personnel during the 2016 Dark Star drill program. The blank pulp samples used comprise a 99% quartz sand substrate that is certified by MEG Inc. to assay < 0.003 ppm (< 3 ppb) Au. The blanks, as with all of the other actual and standard samples, were analyzed by 30 g fire assay with a wet chemical (AA) finish with a lower detection limit of 0.005 ppm Au (5 ppb Au). Of the 573 blank sample analyses, only seven (or 1.2%) yielded assay results above the detection limit (Figure 12.1). The vast majority of the blank samples assayed below detectable limits (<0.005 ppm Au) and, as a whole, the data is considered acceptable. There are therefore no significant issues to report regarding the 2016 Dark Star blank analyses.

Figure 12.1. 2016 Dark Star drill program blank pulp assays.

2016 Dark Star - GSV inserted Blanks
n = 573
7 ≥ detection limit
BV
ALS
Detection Limit
Fire Assay
(ppm Au)
0.012
0.01
0.008
0.006
0.004
0.002
detection limit
0
50
100
150
200
250
300
350
400
450
500
550
Analyses

12.2.3.2	Standard Reference Materials

The standard reference materials inserted by GSV into the 2016 Dark Star drilling sample stream are the same as those used during the 2016 Pinion samples. A summary of analytical statistics for the standard reference materials used during the 2016 Dark Star drill program is provided in Table 12.1. In general, there was a greater amount of analytical variation in the analytical results returned for the GSV-inserted standards from the Dark Star drill program than was observed for the same standards used during the 2016 Pinion drill program. The only difference was the laboratory where the analyses were performed. The 2016 Pinion drill samples were analysed at ALS in Reno, NV (or Vancouver, BC) whereas the majority of the 2016 Dark Star drilling samples were analysed at Bureau Veritas laboratories in Sparks, NV. All of the analytical ‘failures’ shown in Table 12.1 were performed at Bureau Veritas. As a result, it is logical to conclude that the difference in the overall analytical variability between the 2016 Pinion and Dark Star drilling QC datasets is a result of laboratory variation.

Effective Date: June 29, 2017	113

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

In addition, as with the 2016 Pinion QC data, MEG standard MEG-Au.11.17 showed the greatest number of analytical “failures”. However, the variability within the analytical data is within acceptable ranges and the analytical “failures” are due to an overall positive bias in the analytical results for this standard. As a result, all 15 of the failures are > 2SD and there are no < 2SD failures. As with the Pinion data, the mean of the 123 analyses for standard MEG-Au.11.17 performed during the 2016 Dark Star drill program is approximately 3% higher than its certified value. Thus, a significant number of analyses from two different laboratories, established during the Pinion and Dark Star QC programs, are now suggesting an issue with the certified value for this standard. As a result, GSV has discontinued the use of standard MEG-Au.11.17.

Since the analyses returned by Bureau Veritas for standard MEG-Au.11.17 as part of the 2016 Dark Star QC program agree with the data generated for the same standard at ALS as part of the 2016 Pinion QC program, it can be concluded that the laboratory (Bureau Veritas) has performed well. Thus, it can also be concluded that the overall QC dataset for the 2016 Dark Star drilling data is acceptable and the resulting analytical data is acceptable for inclusion in the company’s drilling database and for use in any subsequent quantitative analyses (i.e. resource estimation).

Table 12.1. Summary of 2016 Dark Star drill assay standard sample results (Source: MEG-2014 Gold Brochure).

GSV Identifier	Supplier Identifier	Certified Data			2016 Analytical Data			No. of Analyses	No. of 2SD Fails	% Fail
		Au (g/t)	SD (g/t)	% RSD	Au (g/t)	SD (g/t)	% RSD
Standard 0.04 ppm Au	MEG-Au.10.02	0.036	0.004	11.1	0.034	0.004	10.1	169	0	0
Standard 0.07 ppm Au	MEG-Au.10.04	0.079	0.006	7.6	0.078	0.006	7.5	150	4	2.7
Standard 0.75 ppm Au	MEG-Au.13.02	0.746	0.039	5.2	0.749	0.023	3.1	147	0	0
Standard 1.5 ppm Au	MEG-S107007X	1.526	0.068	4.5	1.555	0.052	3.3	121	3	2.4
Standard 2.69 ppm Au	MEG-Au.11.17	2.693	0.118	4.4	2.778	0.112	4.0	123	15	12.2*
Standard 3.6 ppm Au	MEG-Au.11.29	3.651	0.319	8.7	4.118	-	-	2	0	0

* failures are all >2SD results related to an overall positive bias in the data that is likely the result of issues with respect to the certified value for standard MEG-Au.11.17.

Analytical results for MEG-Au.13.02 and MEG-Au.11.17 are plotted below (Figures 12.2 and 12.3, respectively). Analyses are plotted chronologically by date, then by sample depth, in order from left to right. Graphs for the remaining four standards used in the 2016 Dark Star drill program are provided in Appendix 3.

All 147 analyses of the MEG-Au.13.02 standard behaved as expected. There is a notable sinusoidal pattern to the chronological data in Figure 12.2. These samples were analysed over a 33-week period and likely illustrate monthly instrumental (AA calibration) variations. All of the analytical results lie well within the acceptable 2SD range and there were no issues with the analyses of this standard.

Effective Date: June 29, 2017	114

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 12.2. Assay data for standard 0.75 ppm Au (MEG-Au.13.02).

2016 Dark Star - Standard MEG-Au.13.02
0.9
0.85
0.8
0.75
0.7
0.65
0.6
0.55
0.5
Fire Assay (Au ppm)
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
Analyses
ALS
BV
MEG-Au.13.02
2SD Limit
MEG-Au.13.02
μ = 0.746 ± 0.078 ppm Au
n = 147
n outside accepted range = 0

Figure 12.3. Assay data for standard 2.69 ppm Au (MEG-Au.11.17).

2016 Dark Star - Standard MEG-Au.11.17
3.1
3
2.9
2.8
2.7
2.6
2.5
2.4
2.3
2.2
Fire Assay (Au ppm)
0
10
20
30
40
50
60
70
80
90
100
110
120
Analyses
ALS
BV
MEG-Au.11.17
2SD Limit
MEG-Au.11.17
μ = 2.693 ± 0.236 ppm Au
n = 123
n outside accepted range = 15

As discussed above, the analytical results for standard MEG-Au.11.17 had the greatest number of analytical “failures” (15 of 123), and failure rate (12.2%), of any of the 2016 Dark Star drill program standards. As with the 2016 Pinion MEG-Au.11.17 analyses, there is a similar 3%, 0.085 ppm, positive shift in the mean value of the 123 samples (2.778 ppm Au) relative to their certified value (2.693 ppm Au), as shown in Figure 12.3. The Bureau Veritas analyses (this section) show the same shift as the ALS analyses from the 2016 Pinion samples (Dufresne et al., 2017). As the same shift is noted in two separate labs, it is concluded that this is not an analytical issue but is due to an issue with the certified value for standard MEG-Au.11.17.

Effective Date: June 29, 2017	115

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

A total of five (5) possible labelling errors were identified in the GSV sampling records during the 2016 Dark Star drill program. Two (2) samples were labelled ‘Standard 0.04 ppm Au’ (MEG-Au.10.12), in hole DS16-08 (651A and 912A), but returned assay values of 0.058 and 1.485 ppm Au, respectively. The first sample is likely a low “failure” of the 0.07 ppm Au standard (MEG-Au.10.04). The second sample (1.495 ppm Au) is more likely a sample of the 1.50 ppm standard (MEG-S107007X). The other three labelling errors have analyzed values within 1SD of the 0.04 ppm Au standard (MEG-Au.10.02), yet are labelled 2.69, 2.69, and 0.75 ppm Au standards. The authors consider these samples (DS16-29A 1150A, DS16-08 728.5A and 814.6A) as labelling errors, rather than analytical failures, and the Dark Star drilling database has been corrected accordingly.

12.2.3.3	Lab-inserted Standard Reference Materials

Bureau Veritas reported a total of 2,563 internal (lab inserted) QA/QC samples along with the results of the Dark Star 2016 drilling sample stream: 1078 standards, 535 blanks, 205 prep-blanks, 344 duplicates, and 401 replicates.

12.2.3.3.1.	Bureau Veritas Inserted Blanks and Prep-blanks – 2016 Dark Star

Five analyses of 535 (1%) were at or above detection limit for the blank reference material. Seven of the 205 (3%) prep-blanks were at or above detection limit. Both plots are found in Appendix 3 and this failure frequency is deemed acceptable.

12.2.3.3.2.	Bureau Veritas Inserted Standards – 2016 Dark Star

A summary of the 1,078 standards inserted by Inspectorate into the 2016 Dark Star sample stream is shown in Table 12.2. The laboratory obviously tends to preferentially utilize 2 standards (OXC129 and OXI121). The former was analysed 518 times and returned no 2SD failures, while the latter was analysed 484 times and returned only 21 marginal 2SD failures (see Figure 12.4). This failure rate is less than 5% and, considering the marginal nature of the failures, the data is deemed acceptable. Because Bureau Veritas was able to assay these 2 standards with reasonable accuracy, it can be concluded that it is likely that there are either analytical issues or homogenization issues pertaining to standards OXH66 and possibly SP37. These problematic standards represent <5% of the total analyses and are not considered significant. Graphs of the other Bureau Veritas inserted standards are appended to this report (Appendix 3).

Effective Date: June 29, 2017	116

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Table 12.2. Summary table of the Bureau Veritas inserted certified standards and the results.

Rocklabs Identifier	Certified Data			2016 Analytical Data			No. of Analyses	No. of 2SD Fails	% Fail
	Au (g/t)	SD (g/t)	% RSD	Au (g/t)	SD (g/t)	% RSD
STD OXA131	0.077	0.007	9.1	0.073	0.003	3.6	21	0	0
STD OXC129	0.205	0.007	3.4	0.203	0.006	2.9	518	0	0
STD OXH66	1.285	0.032	2.5	1.318	0.039	3.0	52	13	25
STD OXI121	1.834	0.100	5.5	1.842	0.050	2.7	484	21	4.3
STD SP37	18.14	0.76	4.2	0.073	--	--	3	15	12.2

Figure 12.4. Analyses of Bureau Veritas inserted standard OXC129.

12.2.3.3.3.	Bureau Veritas Internal Duplicate Core Sample Assays

Bureau Veritas duplicated 344 samples, of which 185 samples reported both the original and the duplicate value above detection limit. These 185 duplicates are plotted against their original values in Figure 12.5. As one would expect, there is greater variation near the detection limit (0.005 ppm) with better correlation at higher assay values. The overall correlation coefficient was an acceptable 0.993.

Effective Date: June 29, 2017	117

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 12.5. Bureau Veritas duplicates versus original assay value for Dark Star 2016.

12.2.3.3.4.	Replicate Core Sample Assays

Bureau Veritas replicated 401 samples, of which 198 samples reported both the original and the replicate value above detection limit. Those original-replicate pairs with at least one below detection limit are not plotted, as they cannot be accurately analyzed, allowing instrument to cause a larger portion of the variation from its true value. These 198 replicates are plotted against their original values in Figure 12.6. As one would expect, there is greater variation near the detection limit (0.005 ppm) with a tighter per cent different at higher concentrations. With an overall correlation coefficient of 0.9977, these duplicates are deemed acceptable.

12.2.3.4	Umpire Check Assays

A comprehensive check assay (umpire assay) program was completed by ALS Chemex (ALS) on original drill hole sample pulps from the Company’s 2015 and 2016 drilling at the Main and North Dark Star deposits for samples with reported values at or above the 0.14 g Au/t. Initial Fire Assaying was completed at Bureau Veritas (BV). In total, ALS assayed 1,838 drill sample pulps from 37 drill holes distributed throughout the North and Main Dark Star deposits using the Au-AA23 method, Fire Assay with an AA finsih. ALS assays confirmed, verified and, in certain instances, increased the gold grade versus the original Bureau Veritas (BV) gold fire assays.

Effective Date: June 29, 2017	118

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 12.6. Bureau Veritas replicates versus original assay value for Dark Star 2016.

The check assay program indicates that the original BV fire assays gold results were biased slightly lower than the ALS check fire assay gold results. The ALS results increase the gold grades of several significant, previously released North and Main Dark Star drill hole intercepts by 2 to 5%. ALS gold fire assays, wherever present were used in the Main and North Dark Star mineral resource estimate.

Notable gold grade increases from the check assay program include: DS16-08 which yielded an increase from 3.95g/t Au to 4.07 g/t Au over 126.2 m, DS16-24, which yielded an increase from 3.16 g/t Au to 3.34 g/t Au over 97.3 m, and DS15-11 which yielded an increase from 1.51 g/t Au to 1.59 g/t Au over 157.0 m. Additional check fire assays were completed on selected holes by a third lab, SGS Canada Inc. (SGS). SGS completed check assays on 195 pulp samples from mineralized intervals in drill holes DS15-10, DS16-03B and DS16-08 using the FAA313 method. The SGS check fire assay gold results confirmed the ALS check fire assay results and a low BV bias (Allen, 2017).

Effective Date: June 29, 2017	119

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

All original sampling was conducted under the supervision of GSV’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one quarter was sent to the lab for analysis and the remaining core retained in the original core box. A pulp-blank or certified reference material was inserted approximately every tenth sample. The Dark Star core samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV. The samples are crushed, pulverized and sample pulps are shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Data verification of the analytical results includes a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to ensure accurate and verifiable results.

Original pulps for the check assay program were delivered to the ALS certified lab in Sparks, NV, where the pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split (Au-AA23 method and the Au-GRA21 method for those samples that were over 10 g Au/t requiring a gravimetric finish). Following the ALS fire assays, the original sample pulps from mineralized zones in DS15-10, DS16-03B and DS16-08 were shipped to SGS certified lab in Burnaby, BC where the pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split (FAA313 method and the FAG303 method for those samples that were over 10 g Au/t requiring a gravimetric finish).

13	Mineral Processing and Metallurgical Testing

A variety of historic and modern metallurgical tests have been conducted on material for the Railroad-Pinion Project. A discussion of historic test work conducted on materials from the Railroad-Pinion Project is presented in previous technical reports including Koehler et al. (2014), Dufresne et al. (2014), Turner et al. (2015) and Dufresne et al. (2017). The following discussion details metallurgical test work completed on samples from the Dark Star prospect.

13.1	1991 Crown Resources Test Work

In 1991, a total of 158 samples (representing 5 foot intervals) were submitted to McClelland Laboratories Inc. in Sparks, NV for initial leaching test work (Macy, 1992). The RC chip samples were treated as is, with no further crushing or screening, and were combined to form 8 composite samples that were tested by standard cyanidation bottle roll tests to examine gold recovery, recovery rates and reagent requirements. The samples were collected from three drill holes at the Dark Star Prospect with their locations relative to the mineralized zone illustrated below in Figure 13.1.

Effective Date: June 29, 2017	120

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

The results of bottle roll testing showed that the material was “readily amenable to direct cyanidation at the cuttings feed size” (Macy, 1992). The composite samples were made by combining 500 g of individual sample materials and averaged just under 20 samples each at 9.9 kg in size. The composites were subjected to a basic size characterization test and averaged 59.8 wt% passing a standard #10 Mesh (~2 mm) screen. Head grades were determined by multiple assay techniques and ranged from 0.011 oz/st Au (0.38 ppm) to 0.043 oz/st Au (1.474 ppm).

Figure 13.1. The 1991 Dark Star Bottle Roll Test Drill Hole Locations.

The results of the bottle roll cyanide leach testing are summarized in Table 13.1 below and showed gold recoveries ranging from 75.0% to 91.3% with an overall average of 82.2% recovery following a 96 hour leach. The data indicated that the majority of the gold was liberated during the initial 24 hours of leaching (Macy, 1992). Cyanide consumption was described as “low” and lime requirements were described as “moderate to high” and averaged 10.5 lb/ton.

Effective Date: June 29, 2017	121

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Table 13.1: 1991 Dark Star Composite Sample Bottle Roll Leach Test Results (after Macy, 1992).

Composite	Hole	Interval	Extracted Au	Calculated	Calculated	Recovery	Cyanide	Lime
No.	No.	(ft)	(oz/st Au)	Head Grade	Head Grade	(%)	Consumed	Added
				(oz/st Au)	(ppm Au)		(lb/ton)	(lb/ton)
1	CDS-1	5 - 105	0.035	0.043	1.474	81.4	0.45	9.2
2	CDS-1	150 - 265	0.009	0.011	0.377	81.8	0.15	8.0
3	CDS-1	310 - 410	0.021	0.023	0.789	91.3	0.59	13.3
4	CDS-8	135 - 250	0.019	0.025	0.857	76.0	0.1	7.8
5	CDS-8	250 - 360	0.013	0.016	0.549	81.3	0.15	9.5
6	CDS-8	360 - 470	0.033	0.037	1.269	89.2	0.27	11.1
7	CDS-12	0 - 75	0.027	0.033	1.131	81.8	0.15	12.6
8	CDS-12	75 - 140	0.009	0.012	0.411	75.0	0.3	12.6
		Averages	0.021	0.025	0.857	82.2	0.270	10.5

13.2	GSV 2016 Metallurgical Test Work

In 2016, Gold Standard submitted 516 pulp samples from fifteen (15) of the RC drillholes completed in 2015 at the Dark Star Deposit for cyanide solubility “shaker leach” analyses. The samples comprised pulp material that was pulverized to 85% passing a 75 micron screen during the standard sample preparation process. The samples were originally assayed by the normal 30g Fire Assay (AA finish) procedure (“FA-AA”) at Inspectorate (Bureau Veritas) Laboratories in Reno, NV. The original FA-AA data for the sample set ranged from 0.022 ppm to 14.10 ppm gold with a mean value of 0.96 ppm gold. The 516 Dark Star drillhole sample pulps were submitted for a simple cyanide leach test ( sometimes referred to as a “shaker” leach tests ) at ALS Laboratories in Reno, NV. The “shaker” leach tests include a cyanide digestion of a 30 g aliquot of each sample pulp that is allowed to sit for several minutes (up to an hour) and then the liquor is analyzed by atomic absorption (AA) for gold (and silver). The analyses are designed to provide a very preliminary indication of the ease of leachability for the samples.

An analysis of the CN leach data relative to the original Fire Assay data suggests that the Dark Star Deposit mineralization is amenable to cyanide leaching (see Figure 13.2). The CN leach data ranged from 0.02 ppm to 14.05 ppm gold with a mean value of 0.82 ppm gold. Thus, the overall average leachability of gold for the entire dataset was 85.8%. (n=515, 1 sample was of insufficient size to allow for a CN leach analysis). This data is sufficiently encouraging to warrant the initiation of additional testwork on samples representing the Dark Star gold Deposit.

Effective Date: June 29, 2017	122

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 13.2. Comparison of Cn leach and fire assay gold data for select 2015 Dark Star Deposit samples.

13.3	2017 GSV Metallurgical Test Work

Gold standard submitted 1,945 pulp samples from thirty-nine (39) of the RC drillholes completed in 2015 and 2016 at the Main Dark Star and North Dark Star deposits for cyanide solubility analysis. The average gold recoveries averaged 88.9% in the Main Dark Star oxide zone and 89.9% in the North Dark Star oxide zone. The sampling was conducted under the supervision of GSV’s project geologists and a secure chain of custody was maintained from Gold Standard’s Elko, NV warehouse to the sample preparation facility in Elko, NV. The samples were then shipped to an ALS Minerals certified laboratory in Vancouver, BC to be submitted for a one-hour leach test and analysed using the ALS Minerals Au—AA13s (Atomic Absorption Spectroscopy) method.

GSV states (2017) that the results of the 2016-2017 metallurgical test work confirm the consistently oxidized nature of gold mineralization at the Dark Star deposits and suggest that they will be amenable to heap leach gold processing. The following additional comments are reproduced from a Gold Standard Press Release dated April 10, 2017:

•	Excellent correlation exists between the visual logging of oxidized zones containing limonite and/or hematite in drill samples and cyanide soluble gold assays. This ease of identification should support efficient mining operation.

•	A minor amount of reduced, sulfide material occurs in deeper breccias intercepts to the east of the North Dark Star oxide gold zone and in the bottom half of the DS16-24 intercept; 81 samples from 3 drill holes returned gold recoveries of 36.1%. At West Dark Star, mixed and reduced sulfide material was intercepted in 471 samples from 9 drill holes for 41.9% recovery. Reduced zones in the deeper parts of oxide deposits are a typical pattern in Carlin type gold systems.

Effective Date: June 29, 2017	123

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

The results of the 2016 and 2017 Dark Star metallurgical test work were reviewed by Gary Simmons, Gold Standard’s consulting metallurgist, and have allowed GSV to proceed with the definition of composites for bottle roll and leach tests. These tests are currently in progess at Kappes, Cassiday & Associates in Reno, Nevada, on 79 composites from 13 drill holes.

14	Mineral Resource Estimates

Since GSV acquired and amalgamated the Railroad-Pinion Project they have undertaken an aggressive exploration strategy aimed at delineating NI 43-101 compliant resource estimates at several of the pre-existing and newly discovered prospects. To date, maiden NI 43-101 compliant Mineral Resource Estimates for the Pinion Deposit by Dufresne et al. (2014) and the Dark Star Deposit by Dufresne et al. (2015) have been completed. In early 2016, a revised Mineral Resource Estimate was completed for the Pinion Deposit by APEX utilizing all of the historic through 2015 drilling data (Dufresne and Nicholls, 2016).

This report details an updated NI 43-101 compliant Mineral Resource Estimate completed for the Dark Star Deposit by APEX. Details of the three previous NI 43-101 compliant Mineral Resource Estimates completed to date for the Railroad-Pinion Project are summarized in Section 14.16 of this report and are detailed in previous reports including Dufresne et al. (2014), Dufresne et al. (2015), and Dufresne et al. (2017). Copies of the Maiden 2014 Pinion Mineral Resource Report, the Maiden 2015 Dark Star Mineral Resource Report and the 2016 Pinion Mineral Resource Update Report are available for review on SEDAR.

14.1	Introduction

The statistical analysis, geological modelling and resource estimation discussed in this section of the Technical Report was performed by Mr. Steven Nicholls, BA Sc., MAIG, with APEX Geoscience Ltd. (APEX) under the direct supervision of Mr. Michael B. Dufresne, M.Sc., P. Geol., P.Geo. also with APEX. Both are independent geological consultants and Qualified Persons as defined by National Instrument 43-101. Mineral resource modelling and estimation was carried out using a 3-dimensional block model based on geostatistical applications using commercial mine planning software MICROMINE (v14.0.6).

Modeling was conducted in Universal Transverse Mercator (UTM) coordinate space relative to the North American Datum (NAD) of 1927 (Zone 11). A parent block size of 6 m (X) x 6 m (Y) x 6 m (Z) with no sub-blocking was applied. The database consists of 158 drillholes completed at the Dark Star prospect ranging from 1984 to 2016 of which 91 were used in the Dark Star resource modeling. Mr. Dufresne, M.Sc., P.Geol., P.Geo., visited the property in May, 2013, October, 2014, September, 2015 and again in June, 2017 to verify and validate the historic drilling. Since the acquisition of the Pinion Project area by GSV in early 2014, the Company has been conducting a significant historical data verification and validation program, with which APEX has been involved. Validation and the re-logging program of historic drilling has continued since the Maiden Resource Estimate in 2015 with continued improvements in the database along with the drilling by GSV of 53 drillholes during 2015 and 2016.  The Maiden Resource Estimate was completed in 2015 and was based on 105 historic drillholes. This resource estimate is an updated resource estimate primarily based upon the discovery of gold mineralization at North Dark Star in 2015 and the new drilling completed in 2015 and 2016 at Dark Star Main and North Dark Star. In the opinion of APEX, the Dark Star database is suitable for resource estimation and the current drillhole database is deemed to be in good condition and suitable to use in ongoing resource estimation studies.

Effective Date: June 29, 2017	124

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

The Dark Star mineral resource estimate is reported in accordance with the Canadian National Instrument 43-101 and has been estimated using the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 23rd, 2003 and CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated May 14th, 2014.

14.2	Data

14.2.1	Drillhole Database Validation

The GSV database has undergone extensive validation prior to the 2017 resource estimation effort discussed below. Historic drilling was largely conducted relative to UTM grid lines. The majority of the drilling was performed on east-west oriented drill sections. The confirmation and validation of historical drillhole collar locations was addressed initially during the May 2013 site visit conducted by Mr. Dufresne. During the visit, a number of historic drill collars were located and recorded using a hand-held GPS, along with tracks representing drill roads and trails. Although unmarked in the field, the identity of several drill collars were ascertained due to their unique location, which were found to be consistent with historically recorded location information. Further work on refining the collar positions and validation of the drill hole database in general has been conducted up until and including the 2015 Maiden Resource Estimate and has continued since.

The largest problem with the historic drillhole database centered around collar elevations, which initially provided a number of obvious errors. With near flat lying mineralized zones it was determined to be imperative to obtain a reliable dataset of collar elevations that were internally consistent from one hole to the next. Once accurate real world coordinates were obtained for the historic Dark Star collars, elevations for the drillholes were generated by using the digital elevation model that was generated by Pacific Geomatics from its ortho-rectified satellite imagery that had 3 ft (~1 m) elevation and location resolution. This problem only applied to the historic pre GSV drillholes. All recent 2015 and 2016 GSV drillholes were surveyed using a differential GPS for their easting, northing and elevation coordinates.

All available historic documentation was searched with respect to identifying down-hole orientation survey data for the historical Dark Star drillholes. Besides the documented collar information, there was no additional down-hole orientation survey information obtained. Of the 158 drillholes in the Dark Star database, 54 drillholes were drilled vertically (-85 to -90⁰ dip), with the majority (104 holes) of the remaining inclined holes drilled along easterly or westerly azimuths (either 090° or 270°) with dips (inclinations) ranging from -45° to -85° from horizontal. Although thought to be minimal, the amount of down-hole deviation from collar setups in the historic drilling is unknown. As such this has been taken into consideration with the classification of the Dark Star resources.

Effective Date: June 29, 2017	125

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

The assay portion of the Dark Star drilling database has also undergone rigorous validation checks. To date GSV and APEX personnel have validated the drillhole assay database data with all available original assay certificates that could be located. GSV and APEX personnel located the original laboratory assay certificates for a single CDS drillhole and all the WR, EMRR, K series drillholes. No issues were identified with the historic assay database. Most of the CDS drillhole assays were obtained from original Crown assay sheet printouts from a database and excel tables. In place of the original assay certificates for the CDS series drillholes, a historic compilation of data by Crown in 1992 documented a number of geochemistry composite check samples (with laboratory certificates) that were completed on the first year of drilling for 10 RC holes (selected from CDS-001 to -031) at Dark Star. A total of 133 samples were submitted to both MB Associates laboratories, where a 5 gram fire assay with an AA finish was conducted, and to Actlabs where samples were analyzed using a 30 gram INAA analysis. These results were then compared to the original American Assay Laboratory assays in the database, resulting in an excellent correlation (correlation co-efficient of 0.99) of results between the three laboratories. This provided APEX and GSV personnel the confidence in the validity of the existing assay database used for this mineral resource estimation.

In order to understand the geological model and place the mineralization in context with the geology, GSV personnel initiated a re-logging program using archived RC drilling chips from the historic drillholes. This has resulted in an increased level of confidence in the geological controlled mineralization model. Out of the 158 drillholes in the database, 67 historic holes have been “re-logged” by GSV personnel as of the date of this report, 12 historic holes have been re-interpreted by GSV personnel, and 53 holes have been drilled and logged by GSV in 2015 & 2016. Based upon the core drilling and the improved understanding of Dark Star geology a number of the 2015 and historic drillholes have been recently re-logged and re interpreted. The revised logs were entered into a database and imported into Micromine where modeling was initially conducted in cross-sectional view (Figure 14.1). Geological units defined in cross-section were then connected laterally to form a true 3-dimensional geological model, which was used to guide the resource estimation effort.

The extensive historical data compilation and data validation process described above resulted in a compiled drill database for the Dark Star prospect that is considered by APEX to be sufficiently reliable for use in the mineral resource estimation effort described below.

Effective Date: June 29, 2017	126

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 14.1. Dark Star Geology Interpretation of 4479350 N Cross-section (looking north, +/-15 m).

14.2.2	Micromine Database

The drilling database used is current as of May, 2017. The database incorporates all available Reverse Circulation (RC) drilling and diamond core (CORE) drilling completed to date. All data for the mineral resource estimation was copied from excel spreadsheets into the Micromine program. The six main Micromine .DAT files that were generated and utilized in the mineral estimation include;

•	Collar DS January 2017 – Collar file;

•	Survey DS January 2017 – Down hole survey file;

•	Assay DS January 2017 – Assay file;

•	Geology DS January 2017 – Geology file

•	Density DS – Specific gravity measurements; and

•	DS DTM 2 m surface – surface topography;

There was a total of 158 drillholes within the export that guided the mineralization interpretation and estimation of the Dark Star resource. This total comprises 23 diamond core holes completed by GSV in 2015 and 2016, 30 RC drillholes also completed by GSV in 2015 and 2016, and finally 105 RC drillholes that were completed from 1984 to 1999. Spacing between drillholes over the main resource area varies from 2 m to 160 m. Drilling has been completed on roughly east-west sections that range in spacing from 15 to 100 m with an average spacing of around 30 m (100 ft) through Dark Star Main and 100 m (330 ft) at North Dark Star. All of the drillholes were used to guide the mineralization model that was ultimately used in the resource estimation calculation.

Effective Date: June 29, 2017	127

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

The Dark Star assay file comprises 25,376 analyses of variable lengths, of which 23,803 samples have been assayed for gold. The database comprises very few silver assays. Of the 25,376 samples in the Dark Star database, roughly fourteen percent (3,507 assays) are situated within the gold mineralized lodes. Within the original assay database there were a number of assay intervals with codes describing the interval as a “missing sample” (e.g. “-2”, “NS”, “NA” or “#value!”). None of these samples were situated within the mineralized wireframes.

The drillhole database was validated using the validation functions within the Micromine modeling software. No significant errors or issues were noted.

14.3	Lithological Model/Lode Interpretation

After the completion of the maiden resource estimate of the Pinion property (see Dufresne et al., 2014), GSV personnel began work compiling all of the available geological information for the Dark Star prospect in order to commence work on a geological and mineralization model for the prospect. Prior to GSV personnel commencing work on the Dark Star geological model there was little to no geological information recorded in the drillhole database files. GSV personnel embarked on a re-logging program designed to examine archived RC drill chips in order to better understand the geological control(s) on mineralization observed at Dark Star and to standardize the recorded geological information between drillholes completed by different companies and logged by different geologists. In doing so, GSV re-logged 67 historic drillhole chips and re-interpreted 12 historic drill logs. This in conjunction with the completion of 23 diamond core and 30 RC drillholes by GSV identified the major geological units to comprise:

•	Tertiary volcanics

•	Chainman formation

•	Upper siltstone unit

•	Conglomerate unit with minor bioclastic limestone, minor siltstone and mudstone.

•	Lower siltstone unit.

The Dark Star Prospect occurs at a higher stratigraphic level than the Pinion Deposit and occurs within rocks mapped as undifferentiated Pennsylvanian Tomera and Moleen Formation by Smith and Ketner (1975), which is cut by north, northeast and northwest striking faults and hydrothermal breccias and/or jasperoids. Dark Star gold mineralization occurs in a 400 to 600 m wide, 6 km long, linear, north trending horst that is part of a structural zone defined as the DSC (Harp et al., 2016).

Recent fieldwork and an RC chip re-logging program conducted by GSV personnel have confirmed that gold mineralization at Dark Star is related to a north to north-northeast striking zone of silicification focused along west-dipping contacts centered around high angle faults, within coarse conglomeratic debris flows intercalated with bioclastic limestone between relatively impermeable fine grained silty limestone units. These sedimentary rocks are cut by thin rhyolite dikes that are part of the Dark Star corridor.

Effective Date: June 29, 2017	128

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Alteration is characterized by silicification, decalcification, argillization and barite. Several stages of strong tectonic, collapse and hydrothermal breccia are pervasive through the mineralized zones, which are spatially associated with one or more high angle faults. Alteration of the lower silty limestone unit is characterized by decalcification, argillization, and weak silicification. Significant jasperoid outcrops and caps are observed at both Dark Star Main and also North Dark Star deposits. The jasperoid at Dark Star Main is gold bearing however at North Dark Star this jasperoid unit has little to no gold mineralization of note. Dark Star has vertically extensive, pervasive oxidization from the surface to a depth of 275 meters. However, thin zones of unoxidized sulfide are present. These zones comprise less than 2% of the mineralized rock in the deposit. Trace elements related to gold are As, Sb, Hg, Ba, Zn, and Se. Anomalous gold mineralization at Dark Star has been intersected over an area approximately 4,000 ft (1,200 m) long (along a roughly north-south trend), up to 2,100 ft (650 m) wide and up to a depth of 1,300 ft (400 m) below surface.

Using Micromine 3-D software a sectional approach was utilized for the initial examination of the drillhole database. A series of east-west geology sections (looking north) were compiled at 50 m intervals through the Dark Star Main and 100 m to the north and south of Dark Star Main. A series of east-west geology sections (looking north) were compiled at 100 m intervals through North Dark Star. These were provided by the GSV personnel and registered into Micromine where the major units/geology interpretation could be compiled.

In order to construct mineralized envelopes for resource estimation, gold assay data from the Dark Star drill database was examined relative to the geological model. Again, a sectional approach was utilized for the initial examination of the data with a 25 m spacing (looking north) through the more densely drilled Dark Star Main zone of the Dark Star Deposit and a 100 m spacing for the northern end of the deposit (North Dark Star zone) (Figures 14.5 to 14.8). This 25 m sectional spacing through Dark Star Main and 100 m at North Dark Star correlates roughly to the 30 m and 100 m respective drill spacing. The interpretation of the mineralized horizons was guided by the revised geological model and restricted, where necessary, by late high angle cross-cutting faults (e.g., the Ridgeline fault structures illustrated in Figure 14.2).

With very few silver analyses in the compiled Dark Star drill database, gold is the only commodity that was modeled during the 2017 resource estimation effort, and is the main commodity of interest in the Dark Star Deposit. In the previous resource estimations, a lower cut-off grade of 0.2 g/t Au was used to model the mineralization. It was determined that this lower interpretative cut off of 0.2g/t Au is still suitable for the resource calculation of Dark Star. As such a 0.2 g/t Au lower cut off was used to constrain the mineralization interpretation.

This was completed by interpreting the entire deposit at a 0.2 g/t Au lower cut-off grade, similar to how it was completed in past estimations. Wireframe solids of the mineralized zones were then created. The mineralization wireframes were interpreted using a minimum down hole thickness of 3 m.

A total of 7 geographically different mineralized zones (lodes) were interpreted and constructed for the 0.2 domain (Lodes07 to 13). The lodes visible from plan view are displayed in Figure 14.4. Table 14.1 shows the lode names and the corresponding lode numeric codes for the estimation and statistics.

Effective Date: June 29, 2017	129

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 14.2. Three dimensional view of Dark Star mineralization and the mapped structures.

Figure 14.3. 4479250 N (+/-12.5m) cross section (looking north) showing the interpreted >0.2g/t Au shell.

Effective Date: June 29, 2017	130

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 14.4. Plan view of the Dark Star interpreted lode envelopes.

Figure 14.5. Dark Star Interpretation on Cross section 4479200N (+/-25 m).

Effective Date: June 29, 2017	131

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 14.6. Dark Star Interpretation on Cross section 4479400N (+/-25 m).

Figure 14.7. Dark Star Interpretation on Cross section 4479700N (+/-25 m).

Effective Date: June 29, 2017	132

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 14.8. Dark Star Interpretation on Cross section 4480100N (+/-50 m).

Table 14.1 Dark Star 0.2 lodes names with the corresponding lode codes.

0.2 Domain
Name	Code
Lode07 0.2 Final	7
Lode08 0.2 Final	8
Lode09 0.2 Final	9
Lode10 0.2 Final	10
Lode11 0.2 Final	11
Lode12 0.2 Final	12
Lode13 0.2 Final	13

Within the Dark Star Deposit, the geometry and thickness of the mineralization change as you go from the south to the north. In the southern portion of the deposit the mineralization is characterized by two large thick zones of mineralization (Lode07 and Lode12) situated within the main conglomerate horizon with approximately 10 to 40 m separation (Figure 14.5). From 4479500 N section north these two lodes become thinner in nature and terminate at around 4479750 N. At the northern end of the main zone, where Lode07 and Lode12 become thinner in nature there is the addition of another mineralized lode (Lode11). Lode11 is situated within the upper siltstone and the Chainman formation and is not as extensive as the other two lodes.

Effective Date: June 29, 2017	133

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

In 2015, GSV drilled the discovery hole into the North Dark Star zone of mineralization. This mineralization is characterized by three interpreted zones of mineralization (Lodes08, 09 and 13). The main zone of mineralization at North Dark Star is Lode08 which is up to 120 m thick and 200 m up and down dip. It has a strike length of approximately 600 m and like Lode09 is situated within the main Middle conglomerate horizon and on the hanging wall of the Ridgeline Fault (Figure 14.8). This is the same stratigraphic position as Dark Star Main mineralization. Lode13, unlike Lode08 and 09 is thinner in nature and situated in the lower siltstone which underlies the conglomerate horizon. This lower siltstone unit tends to contain higher sulphide concentrations and be more reduced in nature.

The interpretation of mineralized lodes was initiated in the approximate center of the deposit and extrapolated to adjacent sections north and south. If a zone of mineralization was not present on the adjacent section, then the interpretation was extended half way to the next section and the lode was closed. The down dip western edge of the mineralized envelopes was extrapolated 100 to 150 m from the closest drillhole. The drillholes located on the sections to the north and south were used to help determine the distance the lode should be extrapolated.

Due to the topographic relief over the Dark Star Deposit, there is little to no overburden present. Topographic surfaces of 2 m and 5 m pixels were produced from a 3 ft (~1m) contour dataset resulting from an ortho-rectified satellite photo survey completed at the Pinion area that was extended to the east in order to cover the Dark Star area. The topographic survey was used to cut the lodes at surface.

With the overall plan of identifying a deposit amenable to heap leaching, the degree of oxidation within mineralized zones was a key aspect of the re-logging program conducted by GSV. The bulk of the mineralized intersections in the Dark Star Deposit are classed as oxidized with only very limited areas exhibiting mixed mineralization (oxide and sulphide mineralization) or reduced mineralization (sulphide mineralization only). These areas of reduced mineralization while being isolated in nature were still modelled with the aim of removing them from the final resource due to expected poor leaching characteristics. These areas of reduced mineralization are mainly situated at the northern end of Dark Star Main within the main conglomerate unit and towards the conglomerate/lower siltstone contact and into the lower siltstone at North Dark Star.

To enable GSV to gain a better understanding of what zones will be amendable to heap leach extraction, all mineralized intervals from the 2015 to 2016 drilling were selected for follow up 30 g “cold leach” cyanide (CN) assay analysis in order to better understand potential recoveries. This data was used to assist in modelling the oxidation state and in particular identification of mappable “mixed” and “reduced” zones with each representing zones of successively poorer gold recovery than the oxidized zones. When modelling the oxidation zones the cold leach CN recovery percentage (AuCN/AuFA %) was examined and utilized in conjunction with logged sulphide mineralization described earlier in order to map zones of “mixed” or “reduced” (poor recovery) material. The rough recovery thresholds used for assisting the modelling comprised AuCN/AuFA percentage ranges greater than 60% recovery were interpreted as oxidized, zones with 40 to 60% were considered mixed and zones with less than an average of 40% were considered reduced. These breakout zones are considered approximate and are based upon rough percentages used by GSV personnel at operating Carlin Style (Newmont) mines in the past. They are in no way considered finalized metallurgical data nor meant to replace future ongoing metallurgical data, they were used as an initial assessment to assist with mapping. Due to the block size of 6 x 6 x 6 m which is based on a potential minimum SMU, a generalized approach of mapping zones of oxide, mixed or reduced was completed. A zone was assessed based on a length weighted downhole recovery over a minimum of six meters down hole. Where there was no recovery information available the logged sulphide mineralization versus iron oxide content was used.

Effective Date: June 29, 2017	134

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

14.3.1	Data Summary and Histograms

The Dark Star mineral resource estimate was calculated utilizing the gold (Au) assay grades within the Dark Star drill database. Thorough documentation of the analytical methodologies used to generate the gold assay data for the historic holes within the Dark Star drill database is largely unavailable, but an assay certificate for samples comprising hole CDS-63 from September 1993 indicates that gold was analyzed by standard fire assaying with a 30g aliquot size and a wet chemical (presumably AA) finish and a 5 ppb Au detection limit was specified. This was, and remains, a standard assay technique at most analytical laboratories throughout North America. The majority of the historical assays used in the Dark Star resource estimate are reported within the prospect’s drill database in ppb Au down to a lower limit of 5 ppb Au and are thus believed to be the result of 30g fire assays with an AA finish (ICP assay finishing was not commonly used in the early 1990s and a gravimetric finish would have had a higher detection limit of around 50 – 150 ppb Au). Further work on compiling the meta data associated with the Dark Star drillhole database is recommended. The meta data encompasses all of the information associated with the drillhole database used to calculate and evaluate the resource, including the collar and downholes survey information, laboratory used, sample numbers, the assay certificate numbers, the analysis methods and detection limits.

Histograms, probability plots and summary statistics for the Dark Star un-composited samples that are situated within the interpreted mineralized lodes are tabulated in Table 14.2 and presented in Figures 14.9 to 14.10. The Dark Star gold samples exhibit a single population of data. Mineralized wireframes/solids have been constructed to separate the different mineralized horizons. Due to the single population present, linear estimation techniques are suitable for statistical estimation use for the Dark Star Deposit.

14.3.2	Data Type Comparison

The historic drilling completed to date at the Dark Star property comprises multiple phases of drilling conducted by several companies between 1984 and 1999. In order to assist with the validation of the project’s historic dataset and the new geological model for the Dark Star deposit, GSV competed a 13 hole drill program in 2015 and a 40 hole drill program in 2016. A comparison of the mineralization intersected in the new 2016 drillholes and the historic drilling was performed. All pre-2015 drillhole samples located within 20 m of the 2015 and 2016 drillholes were flagged for comparison. This comparison was centered around the 4479230 N drill section. A Q-Q plot which shows the grades of the different percentiles for each dataset is shown in Figure 14.12. A diagram showing three of the 2016 confirmation holes is shown in Figure 14.11.

Effective Date: June 29, 2017	135

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Examination of the Q-Q plot shows that the 2016 drilling intersected similar grades as the historic pre-2015 drillholes. The Q-Q plot generally shows a good comparison between the two datasets with the percentile grades following to slightly below the parity line. The Q-Q plot shows that the pre 2015 drilling reported/intersected mineralization that is slightly higher in grade than the 2016 holes, with a mean grade of 0.785 g/t Au (historic) versus 0.748 g/t Au (2016 GSV). This is considered acceptable when the inherent variability in the distribution of gold in gold deposits is taken into account. Overall the 2016 confirmation drilling has confirmed and reproduced the mineralization reported in the pre-2015 database. Ideally further twin/confirmation drilling should be performed by GSV, particularly at the north end of the Dark Star Main deposit where much of the drilling was performed by Kinross from 1997 to 1999, to establish that there is no bias. Although assay certificates for most of the Kinross drillholes were recovered, there was little to no geological information available for those holes.

Table 14.2 Summary statistics for un-composited gold (g/t) data constrained within the lodes.

Global
Mean	0.885
Median	0.468
Std Dev	1.409
Variance	1.985
Std Error	0.024
Coeff Var	1.592
Minimum	0
Maximum	22.3
Total data	3507

Effective Date: June 29, 2017	136

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 14.9. Histogram of the un-composited gold assay dataset constrained within the lodes.

Figure 14.10. Probability Plot of the un-composited gold assay dataset constrained within the lodes.

The other comparison shown in Figure 14.11 confirms the location of the ore zones and, in particular, the location of the different higher and lower grade zones of mineralization. Table 14.3 provides a comparison of the mineralized intervals in the confirmation holes and indicates excellent correlation. Overall the 2016 drilling has confirmed the grade population and the location/contacts of the mineralization present in the historic database and as such the historic data is considered to be sufficiently validated of a quality suitable for resource estimation.

Effective Date: June 29, 2017	137

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 14.11. 4479230N Cross section (looking north) +/-20m showing comparison of recent GSV drilling against historic drilling.

Figure 14.12. Q-Q Plot of GSV assays versus Historic Assays (20 m zone of influence)

Effective Date: June 29, 2017	138

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Table 14.3 Summary statistics of GSV assays versus Historic Assays (20 m zone of influence)

NORMAL STATS	GSV (Au ppm)	Historic (Au ppm)
Mean	0.421	0.42
Median	0.179	0.297
Std Dev	0.673	0.56
Variance	0.453	0.314
Std Error	0.034	0.024
Coeff Var	1.601	1.332
Minimum	0.003	0
Maximum	6.01	4.68
Number	545	553
PERCENTILES
2.5	0.003	0.003
5	0.003	0.003
10	0.003	0.009
20	0.01	0.029
30	0.026	0.145
40	0.08	0.215
50	0.179	0.297
60	0.298	0.379
70	0.465	0.468
80	0.715	0.615
90	1.104	0.869
95	1.401	1.187
97.5	1.84	1.675
98	2.107	1.939
99	3.538	3.384

14.4	Quality Control

The 2015 Dark Star drill program comprised a total of 16,562 ft (5,048.1 m) of drilling in 13 holes. The Phase 1 RC program consisted of 5 holes for a total of 5,145 ft (1,568.2 m) and the Phase 2 RC program entailed 7 holes totaling 10,015 ft (3,052.6 m). The core drill program comprised a total of 1,402 ft (427.4 m) of drilling in hole DS15-13. Both phases of the drill program encompassed the analysis of 3,761 samples, which included 3,424 actual drill samples and 337 QA/QC samples representing a rate of 1 QA/QC sample for every 9.8 drilling samples. The QA/QC samples consisted of 167 blank pulp samples, not including 14 repeat assays, and 170 standard samples, not including 9 repeat assays, that were inserted into the sample sequence by GSV personnel.

Effective Date: June 29, 2017	139

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

A total of 167 blank pulp samples were inserted in the sample stream during the 2015 Dark Star drill program. All but 9 blank samples assayed below detectable limits for gold (<0.005 ppm Au) or 5.4% of the blank samples, which relative to a 95% confidence level, is considered acceptable. There were no significant issues with respect to the analysis of the blank samples inserted into the 2015 Dark Star drill program.

During the 2015 Dark Star drill program 170 standard reference samples provided by MEG Inc. were inserted into the sample stream by GSV personnel. The certified values and acceptable analytical ranges for each of the six standard reference materials used during the drill program are provided in section 12 of this report. A summary of the analytical statistics for the standard reference materials that were utilized during the 2015 Dark Star drill program is provided in Section 12 above. The results for the standard samples fell within acceptable 2SD limits and therefore no significant issues with respect to laboratory precision were identified and the 2015 data was deemed suitable for use in resource estimation.

The 2016 Dark Star drill program totalled 58,544 ft (17,844.4 m), which included: 18 Reverse Circulation (RC) drill holes totaling 29,230 ft (8,909.3 m) and 22 core holes totaling 29,314 ft (8,935.1 m). Two of these holes, DS16-03 and DS16-29, were abandoned before their target depth and redrilled as DS16-03B and DS16-29A, respectively. The drilling and QC samples resulting from the 2016 Dark Star drill program were analyzed at two laboratories with the majority (~93%) being analysed at Bureau Veritas (Inspectorate) laboratory, in Sparks, NV. The remaining samples (~7%) were assayed at ALS laboratories either at their Reno, NV or Vancouver, B.C. facilities. During early 2017, all of the gold intersections from the 2016 drilling were re-analyzed at ALS in Vancouver, B.C.

A total of 13,820 samples were analyzed during the 2016 Dark Star drill program. Of these samples 12,534 were actual drilling samples and 1,286 were MEG Inc. supplied standard reference materials inserted into the sample stream by GSV personnel. The QC samples comprised 712 standards and 573 blanks. Thus, the frequency of the insertion of QC samples in the 2016 Dark Star drill program by GSV was 1 in every 9.8 drill samples, which is adequate to ensure that each batch of assays included at least 1 company-inserted standard sample. A summary of analytical statistics for the standard reference materials used during the 2016 Dark Star drill program is provided in Section 12 above. In general, there was a greater amount of analytical variation in the analytical results returned for the GSV-inserted standards from the Dark Star drill program than was observed for the same standards used during the 2016 Pinion drill program. One of the standards, MEG-Au.11.17 yielded a number of failures and it is recommended that the use of this standard be discontinued. The results for the remaining standards were all within acceptable limits therefore the 2016 Dark Star drilling analytical data is deemed acceptable and the resulting data is acceptable for inclusion in the company’s drilling database and is deemed acceptable for use in resource estimation work.

Assay certificates for original assay samples and/or for follow up check sampling were available and were reviewed in detail for a large portion of the critical historical drillholes in the resource area for Dark Star including the WR, CDS, EMRR and K series of RC holes. In addition, limited laboratory QA/QC was available for some of the laboratory reports and was reviewed. No issues were identified in the sample assay database and no issues were identified with the historic QA/QC data. As a result of the review, APEX deems the drillhole database suitable for the mineral resource estimation.

Effective Date: June 29, 2017	140

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

All the gold intersections from 2015 and 2016 were check assayed at ALS Vancouver. In addition, several of the intersections were further check assayed at SGS. In the end, it was determined there was a slight problem with the flux being used by BV resulted in a minor understating of the Au for the 2015 and 2016 Dark Star drill assay results. The subsequent ALS Vancouver assays were inserted into the database for the 2015 and 2016 Dark Star drillholes and were used for the resource estimation work.

14.5	Drillhole Flagging and Compositing

Drillhole samples situated within the mineralized wireframes/solids were selected and flagged with the wireframe name/code. The flagged samples were checked visually next to the drillhole to check that the automatic flagging process worked correctly. All samples were correctly flagged and there was no need to manually flag or remove any samples.

A review of the sample lengths was conducted on the samples that were situated within the mineralized wireframes. The drillhole sample width analysis results showed a variable sample length from 0.06 m to 3.2 m in length (Table 14.4 and Figure 14.13). Looking at all of the sample widths, there are two dominant sample length populations at 1.52 m (5 feet) and 3.05 m (10 feet). In order to honour the Dark Star mineralization characteristics with some zones of mineralization thinning to 3 m it was decided to composite to 3.05 m size. The selected mining unit (SMU) of the open pit bench height is thought to be a minimum of 6 m in size, so a theoretical bench will be comprised of two composites. Of the 3,507 un-composited samples within the mineralization wireframes 99.99% of the samples were less than 3.05 m in size.

Table 14.4 Sample length statistics for the Dark Star un-composited assay file situated within the 0.4 and 0.2 domains.

Width (m)
Mean	1.662
Median	1.52
Std Dev	0.62
Variance	0.382
Std Error	0.01
Coeff Var	0.372
Minimum	0.06
Maximum	3.2
Total data	3,507

Effective Date: June 29, 2017	141

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 14.13. Histogram of sample length for the Dark Star un-composited assay file situated within the mineralization model.

Length weighted composites were calculated for all of the Dark Star assay samples. The compositing process starts from the first point of intersection between the drillhole and the mineralized wireframe, and is stopped upon the end of the mineralized wireframe.

Upon completion of the 3.05 m compositing process, both the 3.05 m composites and the 3.05 m composite with “orphans” (sub 3.05 m composites) were examined to determine any noticeable bias applied to the gold grades during the compositing process (Table 14.5). Upon the completion of the compositing process it was decided to use the 3.05 m composites. There was little to no change in the gold grades for the Dark Star composite file. The composited samples were used for all sample statistics, capping, estimation input file and validation comparisons.

Table 14.5 Comparison of gold grade of raw un-composited grade versus the final composited sample file for Dark Star.

Lode	Un-Composited Sample Grade (Au g/t)	3.05 m Composited Sample Grade (with all orphans) (Au g/t)	3.05 m Composited Sample Grade (with > 1.5 m orphans) (Au g/t)	3.05 m Composited Sample Grade (with > 3.0 m orphans) (Au g/t)	3.05 m Composited Sample Grade (with > 3.04 m orphans) (Au g/t)
Lode07	0.608	0.615	0.619	0.615	0.62
Lode08	1.828	1.748	1.762	1.808	1.808
Lode09	1.304	1.278	1.284	1.343	1.353
Lode10	0.245	0.24	0.24	0.251	0.251
Lode11	0.586	0.563	0.563	0.571	0.568

Effective Date: June 29, 2017	142

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Lode12	0.587	0.562	0.563	0.564	0.569
Lode13	0.595	0.613	0.593	0.593	0.593
All Sample/Composites	0.885	0.803	0.806	0.813	0.822

14.6	Top Cut Capping

The gold composite file was used for the capping analysis. The composited gold grades were displayed using a log probability plot and a log histogram plot (Figures 14.14 and 14.15). Both of these, in conjunction with the actual composite file, were used to assess the need for capping. Both of these plots show that the gold values belong to one single population. This is evident from the straight nature of the line in the log probability plot below. There is a suggestion of a smaller higher grade population but due to limited data the composite dataset has been treated as one population. This slight inflection or possible second population is likely the North Dark Star mineralization, which is higher grade compared to the Dark Star Main Zone mineralization. Inflection points along the log probability plot line are normally used to govern an appropriate capping level to apply. There is an inflection point located at the 99.75 percentile which is 9.0 g/t Au. After analysis of the composite file and the log histogram it was decided to use this as a capping level to apply to the composite file. Using a 9.0 g/t Au capping level, only 4 composites were affected, all being within drillhole DS16-08. This is believed to have little effect on the overall estimation. Both capped and uncapped grade was calculated during the estimation. A summary of the statistics for un-capped versus capped composited sample assays is provided in Table 14.6.

Figure 14.14. Log Probability plot of the gold composites situated within the lodes.

Effective Date: June 29, 2017	143

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 14.15 Log histogram of the gold composites situated within the lodes.

Table 14.6 Dark Star summary statistics of Un-capped versus capped composited grades.

	Un-capped Composites	Capped (9.0 g/t) Composites
Mean	0.822	0.817
Median	0.48	0.48
Std Dev	1.102	1.047
Variance	1.214	1.097
Std Error	0.026	0.025
Coeff Var	1.34	1.282
Minimum	0.002	0.002
Maximum	14.621	9
Total data	1,821	1,821

14.7	Grade Continuity

Variography to examine grade continuity was conducted on the Dark Star composite assays located within the mineralized wireframes and log spherical semi variogram’s were produced. The Dark Star Main and North Dark Star zones of mineralization were examined separately. For Dark Star Main Lode 07 & Lode 12 are the largest continuous mineralized lodes with the largest number of composites, and in light of the other lodes at Dark Star Main having similar orientations and grade characteristic’s it was deemed appropriate to apply the variographic ranges from these lodes to the other lodes. This process was also completed for the North Dark Star zone of mineralization. Lodes 08 & 09 were used for variographic analysis for the North Dark Star zone of mineralization.

Effective Date: June 29, 2017	144

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

The variography of the gold composites at Dark Star Main suggest a maximum continuity of grade along a 020° strike orientation, with a 0° plunge and finally 45° tilt to the west. This is in line with the geological model. The ranges of the gold mineralization continuity in all three directions are shown in Table 14.7 and the individual variograms are shown in Figure 14.19.

The variography of the gold composites at North Dark Star suggest a maximum continuity of grade along a 000° strike orientation, with a 0° plunge and finally 45° tilt to the west. This is in line with the geological model. The ranges of the gold mineralization continuity in all three directions are shown in Table 14.7 and the individual variograms are shown in Figure 14.20.

Effective Date: June 29, 2017	145

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Table 14.7 Dark Star semi-variogram parameters for the composited gold main and north mineralization.

						Structure 1					Structure 2
Zone	Lodes	Nugget (%)	Azimuth	Plunge	Tilt	Variogram Type	Sill 1	Range 1	Range 2	Range 3	Variogram Type	Sill 2	Range 1	Range 2	Range 3
Dark Star Main	Lode07 & 12	0	20	0	45	Spherical	0.46	71	59	44	Spherical	0.54	196	119	89
Dark Star North	Lode08 & 09	27	0	0	45	Spherical	0.73	114	69	70

Figure 14.16 Dark Star Lode 07 and 12 variograms for the composited gold sample data for Dark Star main mineralization.

Effective Date: June 29, 2017	146

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 14.17 Dark Star Lode 08 and 09 variograms for the composited gold sample data for Dark Star north mineralization.

Effective Date: June 29, 2017	147

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

14.8	Search Ellipsoids

The search orientations and size of the an-isotropic ellipsoids used in the Dark Star resource estimation were largely based on a combination of the variography and the geological interpretation of the individual lodes (Table 14.8). Each of the 0.2 lodes had individually tailored search ellipsoids created for the estimation of grade within that lode. Lodes10, 11 and 13 had only one search ellipsoid used in the estimation due to the linear orientation of these lodes. The remainder of the lodes displayed slight changes in orientation along the lodes so multiple search ellipsoids were created to cater to these changes. The change in lode orientation/use of each search ellipsoid was controlled by northing ‘minimum’ and ‘maximum’ constraints. The range of the search ellipsoids were largely governed by a combination of drillhole spacing and the variography for gold.

Table 14.8 Search ellipsoids used for the Dark Star estimation.

Lode Number	Northing		Axis 1 Azimuth	Axis 2 Plunge	Axis 3 Rotation
	Minimum	Maximum
07	4479000	4479430	19	5	35
	4479430	4479735	342	40	20
	4479735	4480500	314	5	45
08	4479000	4479950	4	0	20
	4479950	4480050	4	0	40
	4480050	4480250	4	0	60
	4480250	4480500	0	0	55
09	4479000	4480175	8	0	55
	4480175	4480500	333	0	80
10	4479000	4480500	340	0	50
11	4479000	4480500	340	35	35
12	4479437.5	4480500	27	0	35
	4479400	4479437.5	47	0	60
	4479200	4479400	0	0	35
	4479112.5	4479200	0	0	45
	4479000	4479112.5	0	0	30
13	4479000	4480500	0	0	50

14.9	Bulk Density (Specific Gravity)

A total of 683 bulk density samples were collected from the 2015 and 2016 GSV drill core holes. It was decided to examine the density samples within the zones of mineralization. All density samples within the +0.2 g/t Au lodes were chosen to subset the density population for analysis (Table 14.9). Of the total 683 bulk density samples collected, 260 samples were situated within the mineralized wireframes. The density values were determined using the Archimedes (weight in air/weight in water) methodology using the following formula:

Effective Date: June 29, 2017	148

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Density = weight of sample in air / (weight of sample in air – weight of sample in water)

The 260 density samples situated within the mineralized zones were examined on a lode by lode basis. The summary statistics of this analysis is shown in Table 14.9. Figure 14.18 shows the spatial distribution of the Dark Star density samples. While all lodes have density measurements collected, with the exception of Lode02 (N=122) the other lodes have less than 30 samples collected. Further measurements are recommended for collection. It was decided to assign the average density values of the individual lodes noted in Table 14.9 to the block model.

Table 14.9 Dark Star density measurements broken down by lode.

	Lode
	07	08	09	11	12	13
Mean	2.457	2.513	2.534	2.616	2.607	2.618
Median	2.46	2.53	2.56	2.62	2.62	2.67
Std Dev	0.14	0.196	0.338	0.035	0.048	0.154
Variance	0.02	0.039	0.115	0.001	0.002	0.024
Std Error	0.027	0.017	0.065	0.007	0.008	0.055
Coeff Var	0.057	0.078	0.134	0.013	0.018	0.059
Minimum	2.2	1.85	1.74	2.52	2.49	2.27
Maximum	2.64	3.43	3.71	2.67	2.73	2.72
Total data	27	136	27	26	36	8

Effective Date: June 29, 2017	149

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 14.18 Plan view showing the spatial distribution of the Dark Star density samples.

14.10	Block Model Extents and Block Size

A parent block size of 6 m x 6 m x 6 m was chosen for the Dark Star block model. This is deemed appropriate based on the current level of drillhole spacing which ranges from 2 to 100 m for Dark Star Main and 6 to 120 m for North Dark Star. The block model extents were extended beyond the mineralized wireframe to encompass the entire domain. The coordinate ranges and block size dimensions used to build the Dark Star 3D block model from the mineralization wireframes are presented in Table 14.10. Sub-blocking was used to more effectively honour the volumes and shapes created during the geological interpretation of the mineralized wireframes or lodes. Grade was interpolated for the parent blocks and assigned to the sub-blocks. Each block was coded with the lode number so that grade could be estimated as hard boundaries. Each block was coded with the lode number so that grade could be estimated as hard boundaries

Table 14.10 Block model extents and cell dimensions for the Dark Star block model.

Deposit	Block model dimensions	Easting	Northing	RL
Dark Star	Maximum	588408	4480600	2200
	Minimum	587400	4478800	1600
	Parent Cell Size	6	6	6
	Sub Block Cell Size	3	3	3

Effective Date: June 29, 2017	150

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

14.11	Grade Estimation

The Indicated and Inferred Dark Star Resource Estimation of gold was calculated using inverse distance to the power of one (ID1) for each of the six lodes. Both inverse distance squared and ordinary kriging were also evaluated for resource estimation, but due to the resultant validation of the block models showing the grades of North Dark Star overstating the composite grades it was decided to use the inverse distance to the power of one estimation technique as it best honoured the input composite grades. As such only inverse distance estimation technique was used for this estimation. Estimation was only calculated on parent blocks. A block discretization of 3 x 3 x 3 was applied to all blocks during estimation. Each lode was estimated with ‘hard boundaries’, which means that only composite assays located within each lode were used to estimate the grade of the blocks within that lode.

There were four passes of estimation performed for each lode. The size of the an-isotropic search ellipsoid was based on the suggested ranges obtained from the variography. Estimation runs 1 to 3 for gold equated to ranges less than or equal to the maximum range observed in the variography. The final estimation ‘run’ the search ranges were expanded further to ensure all blocks were estimated with grade. The criteria for the number of composites to be selected from the number of drillholes decreased with each run, as the search ellipsoid size increased. This was designed to ensure that the highest confidence blocks got estimated in the first couple of runs. The estimation criteria for each pass are provided in Table 14.11. The number of composites used for the estimation of each block was capped to 36 composites and a maximum of three composites from any given hole was used to limit the influence of high grade mineralization on the estimation.

Table 14.11 Estimation and search ellipsoid criteria for the Dark Star resource calculation.

Estimation	Run No.	Minimum No. of Holes	Minimum No. of Samples	Max No. of Composites	Search Ellipsoid Radius (m) Dark Star main	Search Ellipsoid Radius (m) Dark Star north
Dark Star	1	6	12	36	150 x 80x 15	80 x 50 x 15
	2	6	12	36	200 x 120 x 22	120 x 70 x 22
	3	2	2	36	200 x 120 x 22	120 x 70 x 22
	4	1	1	36	320 x 240 x 44	320 x 320 x 44

14.12	Model Validation

14.12.1	Visual Validation

The blocks were visually validated on cross-sections comparing block grades versus the sample grades for all sections and drillholes (Figures 14.19 to 14.24). In addition, the block and sample data were compared by lode, easting and northing and elevation. These comparisons are presented in Figures 14.25 to 14.32 and Table 14.12.

Effective Date: June 29, 2017	151

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 14.19 Cross Section 4479156 N (+/- 10 m) Showing Dark Star Block Grade (gold g/t) versus composited sample grade.

Figure 14.20 Cross Section 4479400 N (+/- 20 m) Showing Dark Star Block Grade (g/t Au) versus Composited Sample Grade.

Effective Date: June 29, 2017	152

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 14.21 Cross Section 4479640 N (+/- 20 m) Showing Dark Star Block Grade (g/t Au) versus Composited Sample Grade.

Figure 14.22 Cross Section 4480080 N (+/- 20 m) Showing Dark Star Block Grade (g/t Au) versus Composited Sample Grade.

Effective Date: June 29, 2017	153

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 14.23 Cross Section 4480180 N (+/- 20 m) Showing Dark Star Block Grade (g/t Au) versus Composited Sample Grade.

Figure 14.24 Cross Section 4480320 N (+/- 20 m) Showing Dark Star Block Grade (g/t Au) versus Composited Sample Grade.

Effective Date: June 29, 2017	154

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

14.12.2	Statistical Validation

Figure 14.25 and Table 14.12 show the average gold grade of the composited sample data versus the calculated block model grade data by lode. It can be concluded that the average/mean grade of the ID1 block model data is very close to, or generally slightly lower than, the composited sample data.

Figure 14.25 SWATH plot of average gold grades for the composited sample grade versus the calculated grade for the block model by lode.

Table 14.12 Calculated grade (0% lower cut-off) of model versus composited average sample grades by lode for the Dark Star estimation.

Lode	No. of Composites	Composite Mean	ID1 Model
7	687	0.62	0.59
8	299	1.77	1.74
9	72	1.35	1.23
10	3	0.25	0.26
11	58	0.57	0.56
12	683	0.57	0.62
13	19	0.59	0.59
Global		0.82	0.90

Effective Date: June 29, 2017	155

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

14.12.3	Northing Comparison

The input sample composite average and the calculated block model grade were calculated on 100 m composite sections along northings (Figure 14.26). This is along the strike of the Dark Star deposit. The purpose was to compare the input sample file with the resulting block model data to make sure there was no gross over or under estimation occurring. The northing composites generally compare quite well. There is some local over and under estimation observed but this is to be expected with the estimation process and the selection of the composite level relative to the parent block centroids. Overall the block averages follow the general trend of the input sample data.

Figure 14.26 Northing SWATH plot of sample composite average grade versus estimated grade in the block model for gold.

14.12.4	Easting Comparison

The input sample composite average and the calculated block model grade were calculated on 100 m composite sections across eastings (Figure 14.27). This is across the strike of the Dark Star deposit. The purpose was to compare the input composite sample file with the resulting block model data to make sure there was no gross over or under estimation occurring. The east composites generally compare quite well. Overall the block averages follow the general trend of the input sample data.

Effective Date: June 29, 2017	156

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 14.27 Easting SWATH plot of sample composite average grade versus estimated grade in the block model for gold

14.12.5	Elevation Comparison

The input sample composite average and the calculated block model grade were calculated on 50 m composite sections down the elevation from surface (Figure 14.28). The purpose was to compare the input sample composite file with the resulting block model data to make sure there was no gross over or under estimation occurring. The elevation composites generally compare quite well. There are some areas where the block model is overstating the grade of mineralization but these areas are limited and overall the block averages follow the general trend of the input sample data.

Figure 14.28 Elevation SWATH plot of sample composite average grade versus estimated grade in the block model for gold.

Effective Date: June 29, 2017	157

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

14.13	Resource Classification

The Dark Star mineral resource estimate discussed in this report has been classified in accordance with guidelines established by the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 23rd, 2003 and CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated May 14th, 2014.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

The 2017 Dark Star Mineral Resource has been classified as comprising both Indicated and Inferred Resources according to the CIM definition standards. The classification of the Dark Star Indicated and Inferred Resource was based on geological confidence, data quality and grade continuity (Table 14.7). The most relevant factors used in the classification process were:

•	Drillhole spacing density

•	Level of confidence in the geological interpretation, which is a result of the extensive re – logging of drill chips. The observed stratigraphic horizons are easily identifiable along strike and across the deposit which provides confidence in the geological and mineralization continuity.

•	Estimation parameters i.e. continuity of mineralization

•	Proximity to the recently completed 2015 and 2016 drillholes.

•	Drillhole database data density.

Effective Date: June 29, 2017	158

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Based on the criteria noted above a polygonal area was chosen for the indicated area at the Dark Star deposit (Figure 14.29). The blocks in this area were mostly made up of the blocks that were estimated in estimation runs 1 and 2, which utilized a search ellipsoid of the maximum range of continuity based on the variography and the highest number of composites and drill holes (Table 14.11). As such, these blocks exhibited a high level of confidence. This area was located at Dark Star Main where the drillhole density was the highest. Although the overall drillhole spacing ranges from 2 m to 160 m the average drill hole spacing at Dark Star Main is 30 m. This, in conjunction with the proximity of the 2015 and 2016 drilling and level of confidence in the geological interpretation, aided the decision to assign this area of the resource to the “Indicated” category. All blocks with an Indicated classification were assigned with a code of two (2). The remaining resource was classified as “Inferred”. All blocks with an “Inferred” classification was assigned a code of three (3). There has been no classification of measured resources at Dark Star Main. There remains uncertainty associated with the historic drilling database including a lack of downhole surveys and missing original laboratory assay certificates along with a lack of QAQC data at Dark Star Main. Additional infill drilling will be required at Dark Star Main to increase the level of confidence in the database and models. Dark Star North with an average drillhole spacing of 100 m requires infill drilling to improve the overall average drillhole spacing and level of confidence in the geological model and the resource model.

Figure 14.29 Plan view of Dark Star indicated classification area in relation to estimation run number and drill hole density.

*The reader is cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the Indicated and Inferred Dark Star mineral resource discussed in this report will be converted into a mineral reserve at any point in the future. However, while the project is at an early stage of resource evaluation, it is the opinion of the authors of this report that the collective work completed to date at the Dark Star prospect has identified a mineral resource of sufficient size and grade (with respect to gold) to be of future economic interest. As a result, further work is recommended to expand and better define the Dark Star mineral resource.

Effective Date: June 29, 2017	159

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

14.14	Evaluation of Reasonable Prospects for Economic Extraction

In order to demonstrate that the Dark Star Gold Deposit has potential for future economic extraction, the unconstrained resource block model was subjected to a pit optimization scenario. The criteria used in the Whittle pit optimizer were considered reasonable for Nevada heap leach deposits. All mineral resources reported below are reported within the optimized pit shell using $1,250/ounce for gold. The criteria used for the $1,250/ounce pit shell optimization are shown in Table 14.13. The volume and tonnage for the reported resources within the $1,250/ounce optimized pit shell represents approximately 84% of the total volume and tonnage of the unconstrained block model (which utilized a lower gold cutoff of 0.2 g/t Au).

Overall, the authors of this Technical Report consider that these assumptions are considered reasonable for the purpose of determining reasonable prospects for future economic extraction of the Dark Star Deposit for the purpose of providing an updated mineral resource estimate. The resources presented herein are not a mineral reserve and they do not have demonstrated economic viability. There has been insufficient exploration to define the resources as a measured mineral resource, and it is uncertain if further exploration will result in upgrading them to a measured resource category and there is no guarantee that any part of the resources identified herein will be converted to a mineral reserve in future.

Table 14.13 Parameters used for Whittle Pit Optimization Studies.

Parameter	Unit	Cost
Gold price	$US$/ounce	$1,250
Gold recovery	%	80%
Pit wall angles	50⁰	50˚
Mining Cost	US$/tonne	$1.25
Ore Density	Kg/m3	2.58
Waste Density	Kg/m3	2.42
Processing Rate	5 Mtpa	5 Mtpa
Processing Cost	US$/tonne	$3.75
G & A Cost	US$/tonne	$0.75
Discount Rate	-	5%

14.15	Mineral Resource Reporting

The Dark Star Indicated and Inferred Mineral Resource Estimate is reported in accordance with the Canadian Securities Administrators National Instrument 43-101 and has been estimated using the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 23rd, 2003 and CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated May 10th, 2014.

Effective Date: June 29, 2017	160

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

The resource has been estimated within three dimensional solids that were created from cross-sectional lode interpretation. The upper contact has been cut by the topographic surface. There is little to no overburden present at the Dark Star property. Grade was estimated into a block model with parent block size of 6 m (X) by 6 m (Y) by 6 m (Z) and sub-blocked down to 3 m (X) by 3 m (Y) by 3 m (Z). A total of 260 bulk density samples were situated within the mineralized wireframes. The 260 bulk density samples situated within the mineralized zones were examined on a lode by lode basis. The average bulk density determined from the analytical work for each lode was assigned to all the blocks within that lode. The average density for the lodes ranges from 2.46 g/cm3 to 2.62 g/cm3 with overall average bulk density of 2.54 g/cm3 for the combined Dark Star and North Dark Star mineral resource. Grade estimation of gold was performed using the Inverse Distance to the power of one (ID1) methodology. The Indicated and Inferred Mineral Resources are constrained within a drilled area that extends approximately 1.3 km along strike to the north-northeast, 0.7 km across strike to the east and 440 m below surface.

The updated Dark Star Mineral Resource Estimate is reported at a range of gold cut-off grades in Table 14.14 for both Indicated and Inferred categories. No portion of the current mineral resource has been assigned to the “Measured” category. The updated Dark Star Indicated and Inferred Mineral Resource uses a cut-off grade of 0.2 g/t Au, which is constrained within an optimized pit shell and includes an Indicated Mineral Resource of 15.38 million tonnes at 0.54 g/t Au for 265,100 ounces of gold and an Inferred Mineral Resource of 17.05 million tonnes at 1.31 g/t Au for 715,800 ounces of gold. The base case cut-off of 0.2 g/t Au is highlighted in each table. Other cut-off grades are presented for review ranging from 0.2 g/t Au to 1.0 g/t Au. Resource blocks flagged as “reduced” were removed from the overall resource. The block modeled resource is shown with the $1,250/ounce per gold pit shell in Figure 14.30 below.

The 2017 Dark Star Deposit Gold Mineral Resource has been classified as comprising both Indicated and Inferred resources according to recent CIM definition standards (Table 14.14). The classification of the Pinion gold resources was based on geological confidence, data quality and grade continuity. No portion of the current mineral resource has been assigned to the “Measured” category. All reported mineral resources occur within a pit shell optimized using values of $US1,250 per ounce for gold. Indicated and inferred mineral resources are not mineral reserves and do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the inferred mineral resources could be upgraded to indicated and/or measured mineral resources with continued exploration.

Table 14.14 Sensitivity analysis of the Dark Star NI 43-101 mineral resource estimate for gold at various cutoffs*

Classification	Au Cutoff (grams per tonne)	Tonnage - Au (million metric tonnes)	Au Grade Capped (grams per tonne)	Contained Au (troy ounces)***
Indicated*	0.0	15.38	0.54	265,100
	0.2**	15.38	0.54	265,100
	0.3	14.91	0.54	261,000
	0.4	12.16	0.59	229,300
	0.5	7.95	0.66	168,200
	0.6	4.01	0.77	98,900
	0.7	2.02	0.89	57,800
	0.8	1.19	0.99	37,800
	0.9	0.71	1.08	24,800
	1.0	0.40	1.19	15,500

Effective Date: June 29, 2017	161

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Inferred*	0.0	17.06	1.31	715,900
	0.2**	17.05	1.31	715,800
	0.3	16.38	1.35	710,300
	0.4	15.17	1.43	696,400
	0.5	14.06	1.51	680,500
	0.6	12.82	1.60	658,500
	0.7	11.34	1.72	627,600
	0.8	10.04	1.85	596,300
	0.9	8.92	1.97	565,900
	1.0	8.07	2.08	539,700

*Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources tabulated above as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

**The recommended reported resources are highlighted in bold and have been constrained within a $US1,250/ounce of gold optimized pit shell.

***Contained ounces may not add due to rounding.

Figure 14.30 Dark Star 3D Model of the ID1 Block Model within the $1,250/ounce of Gold Pit Shell.

Effective Date: June 29, 2017	162

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

14.16	Additional Railroad-Pinion Mineral Resources

14.16.1	2016 Pinion Updated Resource Estimate

During late 2015, Gold Standard contracted APEX to complete an updated NI 43-101 compliant Mineral Resource Estimate for the Pinion Deposit. The Pinion updated resource was released in March 2016 (see GSV Press Release dated March 15, 2016) and the following information is taken from a subsequent technical report supporting the 2016 Pinion Deposit Mineral Resource Estimate by Dufresne and Nicholls (2016).

The statistical analysis, geological modelling and resource estimation discussed in this section of the Technical Report was performed by Mr. Steven Nicholls, BA.Sc., MAIG, with APEX under the direct supervision of Mr. Dufresne, M.Sc.,P. Geol., P.Geo. also with APEX. Both are Qualified Persons as defined by National Instrument 43-101. Mineral resource modelling and estimation was carried out using a 3-dimensional block model based on geostatistical applications using commercial mine planning software MICROMINE (v14.0.6). The details of the resource estimation are summarized below and provided in detail by Dufresne and Nicholls (2016).

Modeling was conducted in Universal Transverse Mercator (UTM) coordinate space relative to the North American Datum (NAD) 1927 and UTM Zone 11. A parent block size of 10 m (X) x 10 m (Y) x 3 m (Z) with sub-blocking down to 5 m x 5 m x 1 m was applied. The Pinion resource modeling utilized 505 drillholes that were completed from 1981 to 2015. Mr. Dufresne, P.Geol visited the property in May, 2013, April, 2014, October, 2014 and most recently in May-June and August-September, 2015 in order to verify and validate the historic drillhole dataset and to verify the drilling of the recently completed 2014 and 2015 diamond and RC drilling campaigns completed by GSV. Over the period of two years, APEX personnel were intimately involved in the verification, validation, drillhole collar surveying and QA/QC analysis of the Pinion drillhole database. The current drillhole database is deemed to be in good condition and suitable to use in ongoing resource estimation studies.

The revised Pinion Mineral Resource Estimate is reported in accordance with the Canadian Securities Administrators National Instrument 43-101 and has been estimated using the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 23rd, 2003, CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated May 10th, 2014. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that any part of the mineral resource discussed in this Technical Report will be converted into a mineral reserve in the future.

The GSV Pinion Project database has undergone extensive validation prior to the calculation of the updated 2016 Mineral Resource Estimate. Historic drilling was largely conducted relative to local grid(s) and the relationship between the grid coordinates and world coordinates was not well documented. The confirmation and validation of historical drillhole collar locations was addressed initially during the May 2013 site visit conducted by Mr. Dufresne. During the visit, approximately 40 historical drill collars were located and recorded using a hand-held GPS, along with tracks representing drill roads and trails. Although unmarked in the field, the identity of several drill collars were ascertained due to their unique location. A comparison between the field GPS’s locations and their database coordinates indicated a small error (50 to 70 m) but suggested that their relative positions were accurate relative to each other. GSV then completed formal surveying of the identified historic drill collars along with a number of others they were able to find using a differential GPS. This survey confirmed a systematic shift and, more importantly, it confirmed that the relative positions for several of the historic phases of drilling were consistent with historic surveying as recorded in the drill database. The remaining drill collars were located by matching drill collars and drilling roads and trails with surveyed collars and the roads and trails visible in a high-resolution geo-rectified aerial photomosaic for the Pinion area that was obtained by GSV from Pacific Geomatics Ltd. It is important to note that the majority of the historic drillholes at Pinion were formally surveyed at the time of their drilling and thus the problem was simply related to confirming the real world coordinates for the collars given their accurate historic recording in local grid space. As a result of the collar surveying and validation work discussed above, APEX is confident that the locations of the historic drillholes at the Pinion Deposit are now well established and are considered validated. This was further reinforced when GSV drilled a number of holes designed to twin historic drillholes and an excellent correlation was observed both geologically and geochemically between the twinned holes.

Effective Date: June 29, 2017	163

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

The extensive historical data compilation and data validation process described above has resulted in a validated drill database for the Pinion prospect that is considered by APEX to be sufficiently reliable for use in the mineral resource estimation effort described below.

A total of 505 drillholes guided the geological interpretation and estimation of the Pinion mineral resource. This total comprises 24 diamond drillholes and 481 RC drillholes that were completed from 1981 to 2015. Spacing between drillholes varies from 1 m to 1.25 km. Over the life of the project, drilling has been completed on various grids, with line spacing varying from 20 m to 200 m. All of the drillholes were used to guide the geological and mineralization model that was ultimately used in the resource estimation calculation. Lode interpretation was completed using a validated database comprising 24 core and 481 RC drillholes, with an average drillhole spacing of 20 meters for the Main and North Zones and 80 meters for the surrounding mineralized area.

The Pinion assay file comprises 44,123 analyses of variable length from a variety of sampled lithologies. Of the 44,123 samples in the Pinion database, roughly one quarter (11,166 assays) are situated within the gold mineralized lodes. Within the original assay database there were a number of assay intervals with either blank gold or silver grades, or a code describing the interval as a “missing sample” (e.g. MS, NS, NA, -value). Many of these missing sample intervals were found to be located within mineralized zones, which is believed to be the result of poor recovery and/or poor drilling conditions within mineralized breccia zones. It was decided to assign a grade of 0.05 g/t Au and 0.25 g/t Ag to these intervals, as more than likely they would be in fact mineralized. The grade of 0.05 g/t Au is deemed suitable as it is half of the lower grade cut off that was used for interpretation and modelling purposes. For gold, 246 “no sample” intervals (of the total 11,166 assay intervals within the mineralized lodes) were assigned a grade of 0.05 g/t Au. For silver, 196 “no sample” intervals were assigned a grade of 0.25 g/t Ag. In the database there a large number (nearly half) of the drillholes do not contain silver analyses. These holes were not assigned any dummy silver values, they were left blank. The minus values in the gold and silver analysis are believed to be the lower detection limit of the analytical method. As such industry practice of applying a grade of half the negative value was applied. For gold, 132 “negative” intervals (of the total 11,166 assay intervals within the mineralized lodes) were assigned a grade of half the negative detection limit. For silver, 71 “negative” intervals were assigned a grade of half the negative detection limit.

Effective Date: June 29, 2017	164

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Upon completing the geological interpretation of the Pinion Deposit it became clear that the bulk of the mineralization is hosted in a multilithic, dissolution collapse breccia. Gold mineralization exhibits predictable lateral and strike continuity within this silicified and oxidized breccia which appears to have developed preferentially between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick bedded limestone or calcarenite of the underlying Devonian Devils Gate Limestone Formation. As a result, it became necessary to develop mineralization envelopes, based upon the new Pinion geological model, for the purpose of completing resource estimation.

The Pinion mineral resource estimate was calculated utilizing the gold and silver assay grades. Thorough documentation of the analytical methodologies adopted for all assays was not always recorded, but the available information indicates that gold analyses are the result of fire assaying with variable aliquot size and finishing technique, whereas the silver analyses are mainly by ICP. Further work on compiling the meta data associated with the assay database is recommended. This, and the fact that the Pinion assay database is incomplete with respect to silver analyses, is reflected in the classification of silver as only inferred.

A total of 171 bulk density measurements were collected from the 2014 diamond drill core using the weight in air/weight in water methodology. No further bulk density measurements were collected during 2015. An average nominal density of 2.58 kg/m3 for gold mineralization hosted in the multilithic collapse breccia was obtained from the 2014 work. The 2014 selection of samples was completed on all of the stratigraphic horizons. The 171 density samples were examined by formation (geological unit) and also with respect to whether the samples were mineralized or not. Results indicate that a density of 2.58 kg/m3 is representative of the Pinion mineralization and was assigned to all mineralized blocks in the block model.

A parent block size of 10 m x 10 m x 3 m was chosen for the Pinion block model. This is deemed appropriate based on the current level of drillhole spacing which ranges from 1 m to 1.25 km. Sub-blocking was used to more effectively honour the volumes and shapes created during the geological interpretation of the mineralized wireframes or lodes. A comparison of wireframe volume versus block model volume was performed for each of the estimations to ensure there was no under- or overestimation of tonnages. Each block was coded with the lode number so that grade could be estimated as hard boundaries.

The Indicated and Inferred Pinion Resource estimation of gold and silver was calculated using inverse distance squared (ID2) for each of the eleven lodes. Initially for the 2014 Indicated and Inferred Pinion resource estimation, both ID2 and ordinary kriging was used for resources estimation but due to the resultant validation of the block models it was decided to use the ID2 estimation technique as it best honoured the input composite grades. As such only ID2 estimation technique was used for this estimation. Estimation was only calculated on parent blocks. All sub-blocks within the parent block were assigned the parent block grade. A block discretization of 3 x 3 x 3 was applied to all blocks during estimation. Each lode was estimated with ‘hard boundaries’, which means that only composite assays located within each lode were used to estimate the grade of the blocks within that lode.

Effective Date: June 29, 2017	165

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

There were four passes of estimation performed for each lode. The size of the an-isotropic search ellipsoid was based on the suggested ranges obtained from the variography. The maximum range of the gold variography suggested an anisotropic search radius of 275 m x 170 m x 25 m. As such the search ellipsoids used in the estimation of the blocks was incrementally increased with each run to a third search range which was similar to the maximum range observed in the variography. The final estimation ‘run’ the search ranges were expanded further to ensure all blocks were estimated with grade. The minimum sample criteria for the number of composites to be selected from the number of drillholes decreased with each run, as the search ellipsoid size increased. This was designed to ensure that the highest confidence blocks were estimated in the first couple of runs. The estimation criteria for each pass are provided in Dufresne and Nicholls (2016).

For the classification of “Indicated”, the blocks that had been estimated in estimation runs 1 or 2 utilizing a search ellipsoid of a about a third of the suggested range identified in the variographic analysis were used as a guide (Dufresne and Nicholls, 2016). As such, these blocks exhibited a high level of confidence. This, in conjunction with the proximity of the 2014 and 2015 drilling and level of confidence in the geological interpretation, aided the decision to assign this area of the resource to the “Indicated” category. The classification criteria are provided in detail in Dufresne and Nicholls (2016). All blocks with an Indicated classification were assigned with a code of two (2). The remaining resource situated within the optimized pit shell was classified as “Inferred”. All blocks with an “Inferred” classification were assigned a code of three (3).

It should be noted that only the gold estimation was assigned the indicated classification. The silver resource has been classified as entirely inferred. Further validation work on the historic silver analyses and methodology is required along with additional infill sampling in order to increase the confidence in the silver model in order to bring it up to the standard of the gold model.

The updated (2016) Pinion Mineral Resource Estimate is reported at a range of gold cut-off grades in Table 14.15 and Table 14.16 for both Indicated and Inferred categories, for gold and silver respectively. No portion of the current mineral resource has been assigned to the “Measured” category. The updated Pinion Indicated and Inferred Mineral Resource uses a cut-off grade of 0.14 g/t Au, which is constrained within an optimized pit shell and includes an Indicated Mineral Resource of 31.61 million tonnes at 0.62 g/t Au for 630,300 ounces of gold and an Inferred Mineral Resource of 61.08 million tonnes at 0.55 g/t Au for 1.081 million ounces of gold. The base case cut-off of 0.14 g/t Au is highlighted in each table. The Mineral Resource is presented at other cut-off grades for review ranging from 0.1 g/t Au to 1.0 g/t Au for sensitivity analyses. Resource blocks flagged as “reduced” were removed from the overall resource.

The Pinion updated Inferred Mineral Resource for silver is constrained in the same optimized pit shell as the gold resource. In addition, the silver resource is constrained by the gold lower cutoff grade of 0.14 g/t. The updated Pinion Deposit model yields an Inferred Mineral Resource of 92.69 million tonnes at 4.16 g/t Ag for a total of 12.4 million ounces of silver as shown in Table 14.16 below.

Effective Date: June 29, 2017	166

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

The updated Pinion resource estimate resulted in an approximate 49% increase in gold ounces contained in the indicated category and a nearly 6% increase in gold ounces in the inferred category while maintaining grade throughout all categories in comparison to the previous maiden resource. Details of the updated NI 43-101 compliant Mineral Resource Estimate for the Pinion Deposit are provided in a Technical Report by Dufresne and Nicholls (2016).

Table 14.15. The Pinion updated NI 43-101 mineral resource estimate for gold at various lower cut-offs from (Dufresne and Nicholls, 2016)*.

Classification*	Au Cut-off Grade (grams per tonne)	Tonnage (million metric tonnes)	Average Au Grade (grams per tonne)	Contained Au** (troy ounces)***
Indicated*	0.1	31.62	0.62	630,400
	0.14**	31.61	0.62	630,300
	0.17	31.56	0.62	630,100
	0.2	31.47	0.62	629,500
	0.3	30.26	0.64	619,100
	0.4	26.35	0.68	574,500
	0.5	20.81	0.74	494,200
	0.6	14.89	0.81	389,600
	0.7	10.13	0.89	290,400
	0.8	6.38	0.98	200,400
	0.9	3.65	1.07	126,100
	1	2.01	1.18	76,200
Inferred*	0.1	61.39	0.55	1,082,500
	0.14**	61.08	0.55	1,081,300
	0.17	60.29	0.56	1,077,300
	0.2	58.93	0.56	1,069,200
	0.3	50.10	0.62	997,200
	0.4	39.15	0.69	874,100
	0.5	29.32	0.78	732,500
	0.6	21.10	0.87	587,000
	0.7	14.32	0.97	445,900
	0.8	9.08	1.10	320,000
	0.9	5.46	1.26	221,500
	1	3.58	1.43	164,300

*Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

**The recommended reported resources are highlighted in bold and have been constrained within a US$1,250/ounce of gold and US$21.50/ounce of silver optimized pit shell.

***Contained ounces may not add due to rounding.

Effective Date: June 29, 2017	167

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Considerable metallurgical test work has been completed to date for Pinion, which includes analysis of the suitability of the gold and silver mineralization to cyanide soluble leaching methods. Bottle roll and column leach test work was completed by Teck in 1990, Crown in 1992, Cyprus in 1994 to 1996 and Royal Standard in 2004. This test work obtained recoveries of gold ranging from 41.7 to 91.3%, with coincident recoveries of silver ranging from 31 to 62%. Further metallurgical test work is planned but these initial results are encouraging and warrant further investigation. More than 99% of the block modeled material is considered oxide mineralization.

Table 14.16. The Pinion updated NI 43-101 mineral resource estimate for silver at various lower gold cut-offs (from Dufresne and Nicholls, 2016)*.

Classification*	Au Cut-off Grade (grams per tonne)	Tonnage (million metric tonnes)	Average Ag Grade (grams per tonne)	Contained Ag** (troy ounces)***
Inferred*	0.1	93.01	4.15	12,422,800
	0.14**	92.69	4.16	12,401,600
	0.17	91.85	4.18	12,349,800
	0.2	90.40	4.22	12,255,800
	0.3	80.36	4.42	11,424,300
	0.4	65.50	4.72	9,946,000
	0.5	50.13	5.09	8,200,100
	0.6	35.99	5.21	6,030,700
	0.7	24.45	5.24	4,120,500
	0.8	15.47	5.08	2,527,100
	0.9	9.12	4.88	1,429,500
	1	5.59	4.65	836,600

* Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

**The recommended reported resources are highlighted in bold and have been constrained within a US$1,250/ounce of gold and US$21.50/ounce of silver optimized pit shell.

***Contained ounces may not add due to rounding.

The 2016 Pinion Deposit Gold Mineral Resource has been classified as comprising both Indicated and Inferred resources according to recent CIM definition standards (Table 14.15). The 2016 Pinion Silver Mineral Resource estimate has been classified entirely as an Inferred Mineral Resource (Table 14.16). The classification of the Pinion gold and silver resources was based on geological confidence, data quality and grade continuity. No portion of the current mineral resource has been assigned to the “Measured” category. All reported mineral resources occur within a pit shell optimized using values of US$1,250 per ounce for gold and US$21.50 per ounce for silver. Indicated and inferred mineral resources are not mineral reserves and do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Effective Date: June 29, 2017	168

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

In order to demonstrate that the Pinion Deposit has reasonable potential for eventual economic extraction the unconstrained resource block model was subjected to various preliminary pit optimization scenarios. The cost and mining criteria used in the whittle pit optimizer scenarios were standard for Nevada heap leach deposits and were run at gold prices of US$1,100/ounce, US$1,250/ounce, US$1,400/ounce and US$1550/ounce. All mineral resources for the updated 2016 Pinion Mineral Resource have been reported within the optimized pit shell using prices of US$1,250/ounce of gold and US$21.50/ounce of silver. The volume and tonnage for the reported resources within the $1,250/ounce optimized pit shell represents approximately 71% of the total tonnage in the unconstrained block model at a 0.14 g/t Au block cut-off grade.

15	Adjacent Properties

The Railroad and Pinion Projects are situated along the southeastern portion of the Carlin Gold Trend. The Rain Mining District, which is largely controlled by Newmont Mining Corporation (Newmont), is located only 2 to 3 km (1.2 to 2 miles) north of the Railroad-Pinion Project (Figure 15.1). The Rain District has been an active exploration and mining area for several decades and is the location for Newmont’s current mining activities at the Emigrant Mine. The Rain – Emigrant series of deposits has seen extensive exploration over the last three decades. To the south of the Railroad and Pinion Projects, several exploration areas have received sporadic exploration over the past three to four decades including Pony Creek. Adjacent properties with bearing or influence on the Railroad and Pinion Projects are described below. The authors of this Technical Report have not visited or worked at any of these projects and where references are made to past production and/or historic or current mineral resources the authors have not verified the information.

15.1	Rain

Rain is a Carlin-style, sedimentary rock-hosted gold deposit that is located approximately four miles (seven kilometers) north of Gold Standard’s North Bullion Target. Newmont operated the Rain open pit mine, the Rain Underground mine and the SMZ open pit mine from 1988 to 2000 and produced approximately 1.24 million ounces (Ressel et al., 2015. Longo et al. (2002) summarized a number of mineral resources for the three deposits as follows: Rain open pit 15.5 million tons (14.1 million tonnes) at 0.066 oz/st (2.3 g/t) Au for a total of 1,017,300 ounces of gold; Rain Underground 1.154 million tons (1.04 million tonnes) at 0.23 oz/st (7.9 g/t) Au for a total of 265,000 ounces of gold and the SMZ open pit 1.5 million tons (1.4 million tonnes) at 0.019 oz/st (0.65 g/t) Au for a total of 30,000 ounces of gold. The resources pre-date NI 43-101 and little or no detailed information such as potential resource category or number of drillholes is presented for the estimates or how the resources were arrived at, therefore the estimates are considered historic in nature and should not be relied upon. None the less, the information provides an indication of the potential size of the gold mineralized system and deposits held by Newmont immediately north of Gold Standard’s Railroad–Pinion Project.

Effective Date: June 29, 2017	169

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Figure 15.1. Adjacent projects property map.

560000
600000
4480000
Gold Quarry/Tusc/Mac
Carlin
Carlin Trend
Palisade
Harney
Rain Mine
Emigrant Mine
North Bullion
Pinion
Dark Star
Pony Creek Project
Spring Creek
Lee
HUNTINGTON VALLEY
Huntington Creek
RUBY
N
Oregon
Idaho
Wyoming
Nevada
Utah
California
Arizona

Legend

- GSV Mineralized Zones
- Gold Mines
- Adjacent Project
- Cities

Nevada Roads
- Secondary Roads
- State Highway
- Federal Interstate

Project Areas
- Railroad Project
- Pinion Project

GOLD STANDARD VENTURES CORP.

Pinon Range, Elko County, Nevada, USA

Adjacent Properties

1:500,000

0 20 Kilometres

NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.

Edmonton, AB August, 2017

Effective Date: June 29, 2017	170

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Along strike to the northwest of the Rain Project and likely on the same structure is the Saddle and Tess gold deposits. The mineralized zones are roughly 3.5 km (2 miles) north of the Railroad-Pinion Project and 10 km (6 miles) northwest of the North Bullion Target. Longo et al. (2002) states that Newmont identified a primarily underground high sulphide resource of 1.37 million tons (1.23 million tonnes) at 0.572 oz/st (19.6 g/t) Au for a total of 782,000 ounces of gold at Saddle and 3.99 million tons (3.59 million tonnes) at 0.37 oz/st (12.7 g/t) Au for a total of 1,475,000 ounces of gold at Tess. The project was part of a joint venture between Premier Gold Mines and Newmont and has recently been consolidated under Newmont ownership. No mining has been conducted at the two deposits. The resources pre-date NI 43-101 and little or no detailed information such as potential resource category or number of drillholes etc. is presented for the estimates or how the resources were arrived at, therefore the estimates are considered historic in nature and should not be relied upon.

The Rain trend of mineralization is characterized by disseminated gold mineralization hosted in dominantly oxidized, silicified, dolomitized and barite rich collapse breccia with rare sulfides, developed along the Webb Formation mudstone/Devils Gate Limestone Formation contact and along the Rain Fault. Important ore-controlling features at Rain include the west-northwest striking Rain fault, the Webb/Devils Gate contact, collapse breccia and northeast striking faults. Along the Carlin Trend, and at the Rain, Saddle and Tess deposits, shallow oxide zones give way to deeper sulfide and carbon rich zones of substantial size and grade.

West-northwest striking structures, possibly similar in nature to the Rain Fault, are present within the Railroad–Pinion Project area. The west-northwest structure at Railroad appears to control the spatial distribution of the breccia and gold mineralization at North Bullion. At the Pinion Project the west-northwest structures appear to separate and partially control gold mineralization of the North Zone and the northern portion of the Main Zone. The structures parallel or are possibly coincident with a series of west-northwest fold axial planes.

15.2	Emigrant Mine

The Emigrant Mine is a Carlin-style, sedimentary rock-hosted gold deposit that is located approximately four miles (seven kilometers) north-northeast of Gold Standard’s North Bullion Target. Newmont is currently mining the deposit through open pit methods and processing the ore at an onsite, run of mine heap leach operation with some crushing. Disseminated gold mineralization is hosted in oxidized, silicified, dolomitized and barite rich collapse breccia developed within the Webb Formation mudstone. Important ore-controlling features at Emigrant include the north-south-striking Emigrant Fault, collapse breccia and the Northeast Fault.

Open pit, oxide resource and reserve calculations for Newmont’s Carlin Trend operations are typically commingled into a single heading of “Carlin open pits, Nevada” category. In 2003, reserves at Emigrant were published at 1,220,000 ounces (Ressel et al., 2015). No details were provided by Newmont as to the quality of the reserves. The mine is expected to produce roughly 80,000 ounces of gold over a ten plus year mine life and is currently in production (Harding, 2012).

Effective Date: June 29, 2017	171

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

15.3	Pony Creek Property

Pony Creek is situated within the Piñon Range in the south-central Carlin trend and located approximately six miles (10 kilometers) south of Gold Standard’s Pinion Target. Significant structural features in the area include the Piñon Range anticline and Piñon graben. The gold mineralization at Pony Creek is interpreted to be Carlin-style, with mineralization hosted in north to northeast-trending shears in rhyolite intrusive and Mississippian to Permian age sediments proximal to the intrusive (Russell, 2006). Mineralization is associated with marcasite, pyrite, realgar, and stibnite occurring along fractures in the rhyolite intrusion, as well as in the matrix of the intrusion breccias. The most significant mineralization at Pony Creek is located in the Bowl area, with high grade mineralization controlled by a north-trending high angle fault zone, and lower grade mineralization occurring along the lower contact of the rhyolite intrusion with the underlying sediments (Gustin, 2017).

A total of 202 drillholes (126,594.5 ft (38,586 m)) were completed on the project from 1981 through 2007, and of these holes, at least 151 contained gold intercepts of at least 5 ft (1.5 m) of 0.010 oz/st (0.34 g/t) Au (Russell, 2006). Historic mineral resources have been estimated for Pony Creek although very limited information is provided on how the resources were calculated. Gustin (2017) stated that Newmont completed a resource estimation in 1983 (not classified) of 1.12 million tons (1.02 million tonnes) with 65,000 ounces of gold. The authors are treating this resource as historic in nature, therefore it should not be relied upon.

16	Other Relevant Data and Information

There are no additional data for the Railroad Pinion Project beyond that discussed in the preceding sections.

17	Interpretation and Conclusions

The Railroad–Pinion Project is located at the southeast end of the Carlin (Gold) Trend, a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada. The Carlin Trend comprises more than 40 separate gold deposits that have produced in excess of 80 million ounces of gold (Muntean, 2014). The Project is located in the Piñon Range of mountains and is centered on the southernmost of four domal features along the Carlin Trend (Jackson and Koehler, 2014). The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks that are favorable for hosting Carlin-style gold deposits.

The Project consists of 52,731 gross acres (21,339 gross hectares) of subsurface mineral rights comprising 29,103 gross acres (11,777 gross hectares) that are owned 100 per cent (%) as patented and unpatented lode mining claims and a further 23,628 gross acres (9,562 hectares) in subsurface mineral rights on private lands. The private land ownership ranges from 49.2% to 100% yielding a net position of 20,657 gross acres (8,360 gross hectares) of subsurface mineral rights for the private lands within the Railroad-Pinion Project Area. The estimated holding cost for the Patented mineral claims, private lands, and leased unpatented claims controlled by Gold Standard is US$951,427 per annum. Gold Standard’s estimated maintenance cost for the current package of unpatented lode claims is an additional US$273,487 per annum. Thus, the total cost for maintaining the current Property is US$1,224,914.

Effective Date: June 29, 2017	172

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Gold Standard’s aggressive and on-going, geologic model-driven exploration programs at the Railroad–Pinion Project since 2010 have confirmed and expanded previously identified zones of mineralization and have resulted in the discovery of several new zones and styles of mineralization. Currently, the Railroad–Pinion Project includes a variety of mineralization types: 1) classic Carlin-style disseminated gold in carbonate dissolution collapse breccia at the contact between Devonian carbonates and Mississippian siliciclastics at the Pinion and North Bullion deposits; 2) Carlin-style disseminated gold in silicified Pennsylvanian siliciclastic and carbonate rocks at the Dark Star Deposit; 3) stacked, tabular oxide gold and copper zones in quartz hornfels breccia at the Bald Mountain Target; and 4) skarn-hosted silver, copper, lead and zinc mineralization at the Central Bullion Target (Jackson and Koehler, 2014; Koehler et al., 2014; Turner et al., 2015; Dufresne et al., 2015).

This report is an update to the most recent Dark Star Deposit Technical Report by Dufresne et al. (2015) and the most recent Railroad-Pinion Technical Report by Dufresne et al. (2017). It details an updated NI 43-101 compliant resource estimation for the Dark Star Deposit and summarizes work completed by GSV on the Railroad-Pinion Project and its surrounding area. In the opinion of the authors of this Technical Report, exploration techniques and, specifically, the sampling and analytical procedures employed by Gold Standard at the Railroad-Pinion Project are consistent with industry standards and are appropriate both with respect to the type of mineral deposit(s) being explored and with respect to ensuring overall data quality and integrity. In addition, it is the opinion of the authors of this Technical Report that the Railroad-Pinion Project remains a ‘property of merit’ and warrants continued exploration and development work as detailed below.

17.1	Previous Work by Gold Standard Ventures

Drilling conducted in the Railroad Project area during 2012 and 2013 confirmed and expanded a significant Carlin-style, disseminated gold system at the North Bullion target, and identified new mineralized zones at the Bald Mountain and Sylvania (Central Bullion) targets (Koehler et al., 2014; Turner et al., 2015). Drilling conducted by Gold Standard in 2014 focused on the Bald Mountain prospect and intersected significant thicknesses of altered and brecciated lithologies hosting Au-Ag-Cu mineralization. Drilling at North Bullion during 2015 focused on expanding a zone of higher grade gold mineralization within the “lower collapse breccia” where sufficient data now exists to warrant an initial mineral resource estimate. Drilling conducted by Gold Standard in 2016 at the Railroad portion of the Project area was designed to extend mineralization and to test new targets at the Bald Mountain, North Bullion and Cherry Springs areas. The drilling at North Bullion extended the zone of known mineralization to the north and northwest (Dufresne et al., 2017). The North Bullion mineralized zone remains open in a number of directions and warrants further drilling. Continued drilling on the Bald Mountain and Sylvania (Central Bullion) targets is also recommended based upon early-stage drill results. Early-stage results from several other target areas at the Railroad portion of the Project area indicate that additional geologic work and drilling is also warranted.

In early 2014, Gold Standard significantly increased its land position with the acquisition of the Pinion Project area, which is contiguous to the south with the Company’s original Railroad Project area (Koehler et al., 2014; Turner et al., 2015). The Pinion transaction comprised the acquisition of increased mineral rights on lands where the Company previously held a minority interest and acquisition of mineral rights on additional lands where the Company previously held no interest. The Pinion acquisition was part of an on-going effort to consolidate the mineral rights for the greater Railroad District. In April 2014, GSV announced a further consolidation of mineral rights at Bald Mountain within the Railroad Project area (see GSV Press Release dated April 1, 2014) and later announced the acquisition of lands and additional mineral rights within, and south of, the Pinion Project area covering the Dark Star and Dixie Creek gold prospects (see GSV Press Release dated December 11, 2014).

Effective Date: June 29, 2017	173

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

The acquisitions and mineral rights consolidation completed by the Company in 2014 represented an important step in the advancement of the overall Railroad–Pinion Project with the addition of three important gold prospects at Pinion, Dark Star and Dixie Creek. Work by Gold Standard at the Pinion Project area in 2014 comprised the compilation and review of historic data from the Pinion and Dark Star prospects and included a significant re-logging effort of archived Pinion core along with Pinion and Dark Star RC chip samples. An initial phase of drilling at the Pinion Deposit comprising 13 holes confirmed historic drilling assay results and the geological model for the deposit, which were utilized for a maiden NI 43-101 compliant mineral resource estimate that was completed in September, 2014 (Dufresne et al., 2014; Turner et al., 2015). In late 2014, a second phase of drilling comprising 44 RC holes was completed at the Pinion Deposit area and was successful in expanding the extent of gold mineralization. Drilling at the Railroad–Pinion Project in 2015 comprised 41 drillholes. The majority of the drillholes (24) were completed at the Pinion Deposit area and were intended primarily to step-out and extend the zone of mineralization comprising the then recently established NI 43-101 compliant maiden resource (Dufresne et al., 2014; Turner et al., 2015). The 2015 Pinion Deposit area drill program achieved a number of significant drill intercepts that extended the previously defined zone of mineralization to the north and to the south. The results of the 2015 drilling at the Pinion Deposit led to revised geological modelling and resource estimation in 2016 (Dufresne and Nicholls, 2016). Twenty-five (25) drillholes were completed in 2016 at the Pinion deposit. The drilling was designed to extend known zones of mineralization, provide “in-fill” data for specific zones, provide material for metallurgical testing, and to test the Irene target west of the Pinion deposit and the Sentinel target to the north of the Pinion deposit. The drill program resulted in the identification of a new stratigraphic target for the project, a shallow, oxidized mineralized zone open to the north and west. In addition, the Pinion mineralization was extended along the west and the southwest edge of the Pinion deposit (Dufresne et al., 2017).

Thirteen (13) drillholes were completed at the Dark Star prospect area located in the southern (Pinion) portion of the project during 2015. The drilling at the Dark Star prospect area identified significant gold mineralization. The drilling intersected a vertically extensive oxide gold zone hosted in a variably silicified and quartz veined bioclastic debris flow and conglomerates of Pennsylvanian-Permian units that lie stratigraphically higher than the Devils Gate – Tripon Pass host to the Main Pinion Zone mineralization. The primary focus of the 2016 Railroad-Pinion drill program was on the Dark Star prospect area with 40 drillholes completed over Dark Star Main Zone, Dark Star North, and along the Dark Star Corridor. The drilling at the Dark Star prospect area extended the mineralization of the Dark Star Main zone to the west and northwest and extended the zone of known mineralization into the new Dark Star North area, adjoining the two targets (Dufresne et al., 2017).

Effective Date: June 29, 2017	174

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

17.2	Current Mineral Resources

Since GSV acquired and amalgamated the Railroad-Pinion Project they have undertaken an aggressive exploration strategy aimed at delineating NI 43-101 compliant resource estimates at several of the pre-existing and newly discovered prospects. To date, maiden NI 43-101 compliant Mineral Resource Estimates for the Pinion Deposit by Dufresne et al. (2014) and the Dark Star Deposit by Dufresne et al. (2015) have been completed. In early 2016, a revised Mineral Resource Estimate was completed for the Pinion Deposit by APEX utilizing all of the historic through 2015 drilling data (Dufresne and Nicholls, 2016).

Details of the three previous NI 43-101 compliant Mineral Resource Estimates completed to date for the Railroad-Pinion Project are summarized in Section 14.16 of this report and are detailed in previous reports including Dufresne et al. (2014), Dufresne et al. (2015), and Dufresne et al. (2017). Copies of the Maiden 2014 Pinion Mineral Resource Report, the Maiden 2015 Dark Star Mineral Resource Report and the 2016 Pinion Mineral Resource Update Report are available for review on SEDAR. This report details an updated NI 43-101 compliant Mineral Resource Estimate completed in 2017 for the Dark Star Deposit.

17.2.1	2017 Dark Star Deposit Mineral Resource

The 2017 updated NI 43-101 compliant Mineral Resource Estimate for the Dark Star Deposit was completed in 2017 by APEX under the supervision and direction of Mr. Michael Dufresne, M.Sc., P.Geol., P.Geo., a co-author of this report, and Mr. Steven Nicholls, BA.Sc., MAIG, both Qualified Persons under NI 43-101 (see GSV Press Release dated June 29, 2017). The 2017 updated Mineral Resource Estimate for the Dark Star Deposit comprises an Indicated Mineral Resource of 15.38 million tonnes (16.95 millions tons) grading 0.54 g/t (0.016 opt) Au, totalling 265,100 ounces of gold, and an Inferred Mineral Resource of 17.05 million tonnes (18.79 million tons) grading 1.31 g/t (0.038 opt) Au, totaling 715,800 ounces of gold, using a lower cut-off grade of 0.20 g/t (0.006 opt) Au (Table 17.1).

Table 17.1. The 2017 Dark Star NI 43-101 mineral resource estimates for gold at various gold cut-off grades (from GSV Press Release dated June 29, 2017)*.

Category*	Au Cut-off Grade (grams per tonne)	Tonnage (million metric tonnes)	Average Au Grade (grams per tonne)	Contained Au** (troy ounces)***
Indicated*	0.0	15.38	0.54	265,100
	0.2**	15.38	0.54	265,100
	0.3	14.91	0.54	261,000
	0.4	12.16	0.59	229,300
	0.5	7.95	0.66	168,200
	0.6	4.01	0.77	98,900
	0.7	2.02	0.89	57,800
	0.8	1.19	0.99	37,800
	0.9	0.71	1.08	24,800
	1.0	0.40	1.19	15,500

Effective Date: June 29, 2017	175

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Inferred*	0.0	17.06	1.31	715,900
	0.2**	17.05	1.31	715,800
	0.3	16.38	1.35	710,300
	0.4	15.17	1.43	696,400
	0.5	14.06	1.51	680,500
	0.6	12.82	1.60	658,500
	0.7	11.34	1.72	627,600
	0.8	10.04	1.85	596,300
	0.9	8.92	1.97	565,900
	1.0	8.07	2.08	539,700

* Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to allow for the classification of the inferred resources tabulated above as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

** The recommended reported resources are highlighted in bold and have been constrained within a US$1,250/ounce of gold optimized pit shell.

*** ‘Contained Ounces’ may not add due to rounding.

The 2017 Mineral Resource Estimate for the Dark Star gold deposit was based on the results of 23 diamond core holes and 135 RC drillholes from multiple recent and historic drilling campaigns completed from 1984 to 2016. Drilling ranges in spacing from 2 to 160 m in the resource area. A total of 683 bulk density samples were collected from the 2015 and 2016 core holes, of which 260 bulk density samples were situated within the mineralized wireframes and were examined on a lode by lode basis. The average bulk density for the lodes ranges from 2.46 g/cm3 to 2.62 g/cm3, with an average bulk density of 2.54 g/cm3 for the Dark Star mineral resource. The Dark Star assay file comprised 25,376 analyses of variable lengths, of which 3,507 assays were situated within the gold mineralized lodes. The silver content of the deposit was not estimated.

The Dark Star Indicated and Inferred Mineral Resource was calculated using the Inverse Distance (ID1) method for each of the six lodes. The combined resource estimation was conducted using ID1, inverse distance squared (ID2) and ordinary kriging (OK). A parent block model size of 6 m (X) x 6 m (Y) x 6 m (Z) was chosen for the Dark Star resource block model, with sub-blocking (down to 3 m x 3 m x 3 m) to provide a better representation of lode volumes. Resource estimation was only calculated on parent blocks with all the sub-blocks within the parent block assigned the parent block grade.

The 2017 updated Dark Star gold deposit resource has been classified as comprising both Indicated and Inferred resources according to the recent CIM definition standards. The classification of the Dark Star gold resource was based on geological confidence, data quality, and grade continuity. No portion of the current mineral resource has been assigned to the “Measured” category. All reported mineral resources occur within a pit shell optimized using values of US$1,250 per ounce for gold. In the opinon of APEX Geoscience Ltd., the reported 2017 Dark Star deposit gold resource has reasonable prospects of eventual economic extraction.

Effective Date: June 29, 2017	176

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

17.3	Other Railroad–Pinion Project Prospects

Based upon a review of available historical information and recent data from the on-going exploration work by GSV at other prospect areas throughout the Railroad–Pinion Project area, the authors conclude:

•	Sixteen target areas have been identified by Gold Standard for additional exploration at the Railroad portion of the Project area (Koehler et al., 2014). The targets are focused on gold, but also include silver, copper, lead and zinc. Nine of these targets have been drilled by Gold Standard. Although Gold Standard has drilled and conducted extensive work in these areas, and historic work has been done in others, sampling and drilling of sufficient density to determine the distribution and continuity of gold mineralization at most of the targets at the Railroad Project is not yet sufficient to establish a mineral resource or reserve, perhaps with the exception of North Bullion.

•	Gold Standard has continued to confirm the occurrence of an important sedimentary rock-hosted gold system at the North Bullion Target. Drilling to date has intersected Carlin-style gold mineralization with high grades in a number of intercepts and continues to indicate that the North Bullion discovery is a significant carbon-sulfide refractory gold deposit that remains open in multiple directions. Continued step-out and offset drilling is warranted for the lower collapse breccia zone. In addition, sufficient data has now been collected to warrant geological modeling of the deposit and preliminary work towards a mineral resource estimate. Further work, including additional drilling and metallurgical work, may be required prior to completing a maiden resource estimate for North Bullion.

•	Gold Standard has confirmed the discovery of a new sedimentary rock-hosted gold and copper system hosted in oxidized, brecciated and hornfelsed rocks at the Bald Mountain Target. Drill results from 2013 to 2016 indicate this is a significant polymetallic discovery that remains open in all directions. Continued drilling is warranted.

•	Gold Standard has confirmed the discovery of a new silver, copper, lead and zinc skarn system at the Sylvania (Central Bullion) Target. Prior drill results indicate this is a significant polymetallic discovery that remains open in all directions. Continued drilling is warranted.

•	Initial drill results along the Bullion Fault Corridor Target confirmed that a Carlin-style hydrothermal system associated with igneous dikes is present to the south of the North Bullion Target. The North Bullion deposit and the Pinion deposit occur in the immediate footwall of the Bullion Fault. However, much of the +5 mile-long strike of the Bullion Fault Corridor remains untested by drilling. Additional drilling is warranted.

•	Further exploration, including fieldwork and drilling, is warranted at other targets in the Pinion portion of the Project area including the Dixie Creek area as well as at the Ski Track Graben trend which includes Papoose Canyon, Papoose Canyon North and JR Buttes.

•	Additional drilling is warranted along strike to the north and south of the Dark Star Deposit along the recently identified Dark Star Structural Corridor.

Effective Date: June 29, 2017	177

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

18	Recommendations

Gold Standard’s Railroad–Pinion Project is located at the southeast end of the Carlin (Gold) Trend, a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada where more than 40 separate gold deposits that have produced in excess of 80 million ounces of gold to date (Muntean, 2014). The Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend in the Piñon Range (Jackson and Koehler, 2014). The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The project area covers a significant portion of the southernmost structural window within the Carlin Trend that exposes prospective Upper Paleozoic – Permian units that host gold mineralization often associated with multilithic collapse breccias elsewhere in the district and comprises a number of gold target areas. Exploration over the last three years has resulted in the identification of significant maiden NI 43-101 mineral resource estimates for gold at the Pinion and Dark Star deposits. Historic work and exploration conducted by Gold Standard since 2010 has identified several other significant zones of gold and base metal mineralization within the Railroad–Pinion Project that warrant further exploration.

The combined Railroad–Pinion Project was the subject of recent Technical Reports (Koehler et al., 2014; Turner et al., 2015; Dufresne and Koehler, 2016; Dufresne et al, 2017) in which detailed recommendations were outlined for both the Railroad and Pinion portions of the Project area. Recent work completed at the Railroad–Pinion Project by GSV has been focused on the Pinion and Dark Star deposits and thus the recommendations made in Koehler et al. (2014), Turner et al. (2015) and Dufresne and Koehler (2016) pertaining to the Railroad target areas remain valid. This report details a recent updated Mineral Resource Estimate for the Dark Star Deposit and summarizes previous work at the Railroad-Pinion Project. Further aggressive exploration, including drilling, is warranted at Dark Star aimed at expanding and improving the confidence in the existing mineral resource. The following section discusses recommendations for future work specific to the entire Project area.

Based upon the results to date, the authors recommend an aggressive exploration program for the Railroad-Pinion Project area involving surface exploration, additional exploration drilling, resource expansion and infill drilling, along with continued metallurgical test work. Focus will be on the ground between the Dark Star and Pinion Prospect areas, as they two prospects have shown potential to be merged. With respect to fieldwork, APEX recommends additional soil sampling to expand upon and fill in gaps to the existing database and to cover potential strike extensions of the mineralization to the south, and southeast at Pinion along with better geochemical coverage of the newly acquired ground to the south of Pinion and Dark Star. Additional geophysical surveying including gravity, CSAMT and seismic surveys for the deposit areas and project area is strongly recommended to provide data to assist the targeting of infill, step-out and exploration drilling. Continued surface and subsurface geological mapping and rock sampling is recommended to aid in refining the geological model for the Pinion deposit area that has been developed largely from sub-surface drillhole information. Exploration and some infill confirmation drilling are required at the Dark Star Main Zone, including some core holes, in order to build upon the chip re-logging program to develop and refine the geological and mineralization models. A Preliminary Economic Assessment (PEA), that includes both Pinion and Dark Star, is warranted and in progress. In addition, the acquisition of new ground to the south of Dark Star and Pinion and the 2014 - 2016 fieldwork and prior exploration have identified a number of exploration targets outside of the Pinion and Dark Star deposit areas that warrant future exploration drill testing. Further field work comprising geological, geochemical and geophysical surveys is recommended for the remainder of the Pinion Project area with particular attention paid to the Ski Track trend (the JR Butte-Papoose trend) located west of the Pinion Deposit and the Dark Star to Dixie trend.

Effective Date: June 29, 2017	178

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

With respect to the Railroad Project area, additional in-fill and step-out drilling is warranted at the North Bullion, Bald Mountain and Sylvania (Central Bullion) target areas. Further reconnaissance drilling is recommended for several other target areas including the Cherry Springs, Bullion Fault Corridor, Railroad, North Ridge and Lee Canyon areas. Continued fieldwork comprising geological mapping, geochemical surveying and geophysical surveying is also warranted throughout the property to identify and refine additional drill targets. The results of gravity and CSAMT surveys completed to date at the Railroad Project are encouraging and the continued use of these techniques is strongly recommended. Additional geophysical surveying, including seismic lines, is recommended in the North Bullion area where thick volcanic rock sequences or colluvium conceal target opportunities. Geological modelling and resource estimation is recommended for the North Bullion mineralized zones along with additional metallurgical investigations and, possibly, preliminary engineering studies. The results of the modelling exercise may assist target definition for the proposed in-fill and step-out drilling that is warranted at North Bullion.

With respect to drilling, the authors recommend a significant program intended to a) drill test targets along strike and down dip for additional zones of mineralization and extensions to existing zones at Dark Star, Pinion, and North Bullion b) infill the current oxide resource areas at Pinion and Dark Star and, c) aggressive exploration drilling on new or previously undrilled targets. Specifically, a Phase 1 follow-up drill program is recommended that would comprise primarily RC drilling but would also include some core drilling, particularily at Dark Star, in order to confirm and expand the evolving geological and mineralization model for the Dark Star, Pinion, and North Bullion areas. Step-out drilling is recommended along strike of the current resource areas at Dark Star and Pinion. Step-out drilling using cost-effective RC pre-collars, with core tail completions through the target zones, are recommended at North Bullion. Exploration drilling is also recommended for several previously untested geochemical and geophysical anomalies in proximity to the current Pinion and Dark Star resource areas. A Phase 2 exploration drilling program is also recommended in order to step-out from Pinion and Dark Star and identify further near surface oxide resources at targets such as Dark Star North, DSC, West Dark Star, Sentinel, the Ski Track trend (Papoose Canyon, Papoose Canyon North, JR Buttes), Jasperoid Wash and other prospects.

In addition to the exploration recommendations, there are various exploration projects already in the planning stages or currently underway for the Railroad-Pinionn Project. Gold Standard has commenced a large scale drill program of 160,000 ft (48,800 m) of RC and core drilling focused on testing high grade targets within Dark Star and North Bullion and the continued expansion of current high-grade deposits at North Bullion. Gold Standard estimates a total cost of approximately US$15,500,000 to complete the planned drilling (see GSV Press Release dated May 9, 2017).

Effective Date: June 29, 2017	179

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

The authors recommend a total of 41,000 ft (13,460 m) of RC and core drilling in phased drilling campaigns at the Dark Star deposit area as well as 37,500 ft (11,430 m) of RC drilling at the Dark Star Corridor for a total cost of US$5,007,100. In addition to the drilling, other recommended exploration activities at the Railroad-Pinion Project, including the Dark Star prospect area, include geological mapping, geochemical sampling, and ground geophysical surveys (controlled source audio-frequency magnetotellurics (“CSAMT”), gravity and seismic) as well as a number of metallurgical, engineering and environmental studies. The estimated cost to conduct the proposed property wide exploration activities over the entire Railroad-Pinion Project area is US$5,292,900, which includes approximately US$1,300,900 (including legal) in property maintenance payments in 2017. The recommended drilling at Dark Star and other geological, geophysical, engineering and environmental studies along with a contingency of ~5% yields an overall budget to complete the recommended work of US$10,800,000. The budget presented below in Table 18.1 is intended to summarize estimated costs for completing the recommended drilling program described above for the Dark Star Prospect area and the proposed property wide surface work program for the entire Railroad-Pinion Project area.

It is the opinion of the authors of this Technical Report that all of the recommended work is warranted at this time and none is contingent upon the results of any other part of the program.

Effective Date: June 29, 2017	180

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Table 18.1. Dark Star Prospect recommended exploration plan and budget *.

Dark Star Prospect Drilling
Target Area (Type)	Cost/ft (All-in)	Cost/m (approx.)	Quantity (ft)	Quantity (m)	Cost US$
North and West Dark Star (RC)	$57/ft	$187/m	36,000	10,965	$2,052,000
North and West Dark Star (core)	$104/ft	$341/m	5,000	1,525	$520,000
Dark Star Corridor (RC)	$57/ft	$187/m	37,500	11,430	$2,137,500
Dark Star Met. (core)	$93/ft	$305/m	3,200	970	$297,600
Drilling Subtotal			81,700	24,890	$5,007,100
Property Wide Activities
Activity Type					Cost
Geological Mapping & Consulting					$42,000
CSAMT Surveying					$145,000
Gravity Surveying					$160,000
Seismic Surveying					$120,000
Geochemical Sampling					$450,000
Metallurgical Testwork					$1,030,000
PEA (Study and Report)					$175,000
Resource Modeling & Scoping Studies					$240,000
Bonding / Environmental					$775,000
Earthwork / Reclamation					$815,000
Database Management					$40,000
Property Maintenance (including Legal)					$1,300,900
Property Wide Activities Subtotal					$5,292,900
Contingency (~5%)					$500,000
Grand Total					$10,800,000

*All costs are in US Dollars.

Effective Date: Signing Date:	June 29, 2017 August 11, 2017 Edmonton, Alberta, Canada Perth, Western Australia, Australia

Effective Date: June 29, 2017	181

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

19	References

Allen, P.J., 2017. Umpire laboratories pulp comparison: Bureau Veritas/ALS/SGS, Confidential Internal Memorandum on behalf of Gold Standarf Ventures Corp., 18p.

American Selco Incorporated, 1970. Review of Field Investigations, 1968, and Proposed Exploration Program for 1969 in the Railroad Mining District Elko County, Nevada, prepared for the Directors of Aladdin Sweepstake Consolidated Mining Company.

Bartels, Ed, 1999. Railroad Project, Pod Area Sectional Resource Calculation, Kinross Gold U.S.A, Inc., internal company memorandum.

Bettles, K., 2002. Exploration and Geology, 1962-2002, at the Goldstrike Property, in Thompson, T.B., Teal, L., and Meeuwig, R., eds., Gold Deposits of the Carlin Trend: Nevada Bureau of Mines and Geology Bulletin 111, p. 54-75.

Bharti Engineering, 1996. Preliminary Assessment of the South Bullion Deposit, confidential internal report, 5p.

Calloway, V. 1992a. Exploration Summary, Results and Recommendations for the Cord Ranch Lease, Elko County, Nevada, Crown Resources internal report, 78p.

Calloway, V. 1992b. Cyanidation Testwork – South Bullion Samples. McLelland Laboratories Inc., Sparks, Nevada.

CIM, 2003. CIM Definition Standards-For Mineral Resources and Mineral Reserves.

CIM, 2014. CIM Definition Standards-For Mineral Resources and Mineral Reserves.

Clode, C.H., Grusing, S.R., Johnston, I.M., and Heitt, D.G., 2002. Geology of the Deep Star Gold Deposit, in Thompson, T.B., Teal, L., and Meeuwig, R., eds., Gold Deposits of the Carlin Trend: Nevada Bureau of Mines and Geology Bulletin 111, p. 76-90.

DeMatties, T.A., 2003. NI 43-101 Technical Report: An Evaluation of the Pinion Gold Property, Elko County, Nevada, USA. Dated January 20, 2003. Prepared for Royal Standard Minerals Inc.

Dufresne, Michael B., Nicholls, Steven J. and Turner, Andrew, 2014. Technical Report Maiden Resource Estimate Pinion Project, Elko County, Nevada USA. Unpublished Technical Report . (NI43-101 compliant) prepared for Gold Standard Ventures Corp., dated October 24, 2014, 141p.

Dufresne, Michael B., Nicholls, Steven J. and Turner, Andrew, 2015. Technical Report Maiden Resource Estimate Dark Star Deposit, Elko County, Nevada USA. Unpublished Technical Report (NI43-101 compliant) prepared for Gold Standard Ventures Corp. dated April 17, 2015, 179p.

Dufresne, Michael B. and Nicholls, Steven J., 2016. Technical Report Updated Resource Estimate Pinion Project, Elko County, Nevada USA. Unpublished Technical Report (NI43-101 compliant) prepared for Gold Standard Ventures Corp. dated April 29, 2016, 220p.

Dufresne, Michael B. and Koehler, Steven R., 2016. Technical Report on the Railroad and Pinion Project, Elko County, Nevada USA. Unpublished Technical Report (NI43-101 compliant) prepared for Gold Standard Ventures Corp. dated March 30, 2016, 217p.

Effective Date: June 29, 2017	182

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Dufresne, Michael B., Koehler, Steven R., and Jackson, Mac R. 2017. Technical Report on the Railroad and Pinion Project, Elko County, Nevada USA. Unpublished Technical Report (NI43-101 compliant) prepared for Gold Standard Ventures Corp. dated March 30, 2017, 259p.

Emmons, W.H. 1910. A Reconnaissance of Some Mining Camps in Elko, Lander and Eureka Counties, Nevada, U.S. Geological Survey Bulletin 408.

Galey, John T., 1983. Appraisal, Railroad Project, Elko County, Nevada, AMAX Exploration, Inc., internal company report

Gold Standard Ventures Corp., 2014. Gold Standard Ventures Closes Deal to Expand its Pinion and Dark Star Land Positions in Carlin Trend, Nevada, unpublished company news release dated December 11th, 2014.

Gold Standard Ventures Corp., 2014b. Gold Standard Completes Consolidation of Bald Mountain Land Position and Provides Exploration Update, unpublished company news release dated April 1st, 2014.

Gold Standard Ventures Corp., 2016. Gold Standard Increases the Oxide Gold Resource in an Updated Mineral Resource Estimate at the Pinion Deposit, unpublished company news release dated March 15th, 2016.

Gold Standard Ventures Corp., 2017a. Gold Standard Acquires Strategic Claims Immediately South of Dark Star and Pinion Deposits in Nevada’s Carlin Trend, unpublished company news release dated March 23rd, 2017.

Gold Standard Ventures Corp., 2017b. Annual Information Form For the Year Ended December 31, 2016 (Dated March 30, 2017), Annual Information Form, p 131.

Gold Standard Ventures Corp., 2017c. Gold Standard Reports Cyanide Soluble Recoveries of +88% for the Dark Star Oxide Gold Deposit, unpublished company news release dated April 10, 2017

Gold Standard Ventures Corp., 2017d. Gold Standard to Commence Drilling at the Dark Star Oxide Gold Deposit and at the North Bullion Deposit, unpublished company news release dated May 9, 2017

Gold Standard Ventures Corp., 2017e. Gold Standard Reports Increased Oxide Gold Resource and Approval of an Exploration EA at the Dark Star Deposit, Carlin Trend, Nevada, unpublished company news release dated June 29th, 2017.

Gustin, M.M., 2017. Technical Report on the Pony Creek Gold Project, Elko County, Nevada, USA. Carlin-Opportunities Inc., 10p.

Harding, A., 2012. Mining to Start Soon at Emigrant, in Mining Quarterly Spring 2012, Elko Daily Free Press, p. 30-34.

Harp, Michael T. and Edie, Robert J. 2015. Dark Star Geology. Gold standard Ventures Corp. internal company report, 2p.

Harp, M.T., Edie, R.J., Jackson, M.R., Koehler, S.R., Norby, J.W., Whitmer, N.E., Moore, S., and Wright, J.L., 2016. New Discovery within the Dark Star Corridor, Railroad-Pinion District, Elko County, Nevada (abst): Association for Mineral Exploration British Columbia, Mineral Exploration Roundup 2016, Vancouver, abstract volume, p. 44.

Henry, C.D., Jackson, M.R., Mathewson, D.C., Koehler, S.R., and Moore, S.C., 2015. Eocene igneous geology and relation to mineralization: Railroad District, southern Carlin trend, Nevada: Geological Society of Nevada, New Concepts and Discoveries, W.M. Pennell and L.J. Garside, eds., 2015 Symposium Volume, Reno/Sparks, Nevada, p. 939–965.

Effective Date: June 29, 2017	183

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Hunsaker III, E.L., 2010. Technical Report on the Railroad Project, Elko County, Nevada, USA. Unpublished Technical Report prepared for Gold Standard Ventures Corp (NI43-101 compliant) and dated May 9, 2010, 67p.

Hunsaker III, E.L., 2012a. Technical Report on the Railroad Project, Elko County, Nevada, USA. Unpublished Technical Report prepared for Gold Standard Ventures Corp (NI43-101 compliant) dated February 15, 2012, 78p.

Hunsaker III, E.L., 2012b. Amended and Restated Technical Report on the Railroad Project, Elko County, Nevada, USA. Unpublished Technical Report prepared for Gold Standard Ventures Corp (NI43-101 compliant) dated April 18, 2012, 82p.

Jackson, M.R., 2013. North Bullion Tectono-Stratigraphic Column. Unpublished geologic compilation.

Jackson, M.R. and Koehler, S.R., 2014. Carlin-style Gold and Polymetallic Targets within a Large Eocene, Magmato-thermal System on the Carlin Trend, Nevada, Abstract for the AMEBC Mineral Exploration Roundup 2014, Vancouver, British Columbia.

Jackson, M.R., Lane, M., and Leach, B., 2002. Geology of the West Leeville Deposit, in Thompson, T.B., Teal, L., and Meeuwig, R., eds., Gold Deposits of the Carlin Trend: Nevada Bureau of Mines and Geology Bulletin 111, p. 106-114.

Jackson, M.R., Mathewson, D.C., Koehler, S.R., Harp, M.T., Edie, R.J., Whitmer, N.E., Norby, J.W., and Newton, M.N., 2015. Geology of the North Bullion Gold Deposit: Eocene Extension, Intrusion and Carlin-style Mineralization, the Railroad District, Carlin Trend, Nevada, in New Concepts and Discoveries, Pennell, W.M., and Garside, L.J., eds., Geological Society of Nevada 2015 Symposium, Reno, Nevada, p. 313-331.

Jones, William C. and Postlethwaite, Clay, 1992. Pieretti Land Block, Pieretti Ranch and Pinon Projects, Elko and Eureka Counties, Nevada, dated April, 1991, 148 p.

Koehler, Steven R., Dufresne, Michael B. and Turner, Andrew, 2014. Technical Report on the Railroad and Pinion Projects, Elko County, Nevada USA. Unpublished Technical Report prepared for Gold Standard Ventures Corp. (NI43-101 compliant) dated March 31, 2014, 158p.

Koehler, S.R, Jackson, M.R., Harp, M.T., Edie, R.J., Whitmer, N.E., Mathewson, D.C., Norby, J.W. and Henry, C., 2015. Precious and Base Metal Mineralization within a large Eocene, Magmato-Thermal System, Railroad District, Carlin Trend, Nevada, in New Concepts and Discoveries, Pennell, W.M., and Garside, L.J., eds., Geological Society of Nevada 2015 Symposium, Reno, Nevada, p. 1229-1242.

Ketner, K.B. and Smith Jr., J.F., 1963. Geology of the Railroad mining district, Elko County, Nevada, U.S. Geological Survey Bulletin 106.

Kuhl, T. F., 1985. Geological Ore Reserves, Railroad Project, Elko County, Nevada, NICOR Mineral Ventures, internal company memorandum.

LaPointe, Daphne, D., Tingley, Joseph V., and Jones, Richard B., 1991. Mineral Resources of Elko County, Nevada, Nevada Bureau of Mines and Geology Bulletin 106

Effective Date: June 29, 2017	184

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Longo, Anthony A., Thompson, Tommy B., and Harlan J. Bruce, 2002. Geologic Overview of the Rain Subdistrict, in: Gold Deposits of the Carlin Trend, edited by Tommy B. Thompson, Lewis Teal, and Richard O. Meeuwig, Nevada Bureau of Mines and Geology Bulletin 111.

Macy, F.A., 1992. McClelland Laboratories Inc. Results of 59 Cyanide Solubility Tests Performed on Pinion Pulp Samples, 14p.

Mathewson, David, C., 2001. Tectono-Stratigraphic Setting for the Rain District Gold Deposits, Carlin Trend, Nevada, in: Shaddrick, D.R., Zbinden, E.A., Mathewson, D.C. and Prenn, C. (eds.) Regional Tectonics and Structural Control of Ore: The Major Gold Trends of Northern Nevada, Geological Society of Nevada Special Publication 33.

Mathewson, David, C., 2002. Carlin Gold Trend, Nevada Longitudinal Section – The “Four Windows”, unpublished cross section.

McComb, M., 2014. Mineralogical Characterization of Three Samples from the Railroad Property, Nevada, Newmont Mining Corporation – Metallurgical Services memo NM216202

McComb, M., 2016. Petrographic Examination of Fourteen Core Samples from Dark Star Project, Nevada. Unpublished Memo prepared by McComb Petrographic for Gold Standard Ventures Corp., 124p.

McCusker, R. and Drobeck, P., 2012. Piñon Project Summary. Prepared for Royal Standard Minerals Inc.

Muntean, J.L. 2014. Overview - The Nevada Mineral Industry 2012 in Nevada Bureau of Mines and

Geology Special Publication MI-2012, Mackay School of Earth Sciences and Engineering, College

of Science, University of Nevada, Reno, Nevada, USA, p 3-12.

Newton, M.N. and Cline, Dr. J.S., 2014. Characterization of Gold and Related Mineralization at the North Bullion Deposit, Railroad Project, A Nevada Carlin-Type Gold Prospect, Abstract for the AMEBC Mineral Exploration Roundup 2014, Vancouver, British Columbia.

Newton, M.N., 2015. Characterization of Gold and Related Mineralization at the North Bullion Carlin System, Railroad Project, a Nevada Carlin-Type Gold Prospect. A thesis submitted in partial fulfillment of the requirements for the Master of Science – Geosciences Department, University of Nevada, Las Vegas December, 2015.

Norby, John W and Orobona, Michael J.T., 2002. Geology and Mineral Systems of the Mike Deposit, in: Gold Deposits of the Carlin Trend, edited by Tommy B. Thompson, Lewis Teal, and Richard O. Meeuwig, Nevada Bureau of Mines and Geology Bulletin 11, p. 143-167.

Norby, J.W., Edie, R.J., Harp, M.T., Jackson, M.R., Koehler, S.R., Mathewson, D.C., Moore, S., Whitmer, N.E., and Wright, J.L., 2015. Pinion Gold Deposit, Elko County, Nevada, in New Concepts and Discoveries, Pennell, W.M., and Garside, L.J., eds., Geological Society of Nevada 2015 Symposium, Reno, Nevada, p. 169-189.

Norby, J.W., Edie, R.J., Harp, M.T., Jackson, M.R., Koehler, S.R., and Whitmer, N.E., 2016. Pinion Gold Deposit, Railroad District, Elko County, Nevada, USA (abst): Association for Mineral Exploration British Columbia, Mineral Exploration Roundup 2016, Vancouver, abstract volume, p. 89-91.

Nordquist, William A., 1992. Railroad Project, Elko County Nevada 1991 Annual Report, Westmont Gold Inc., internal company report

Effective Date: June 29, 2017	185

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Parr, Andrew, J., 1998. Pinon Project, Elko County Nevada, 1997 Exploration Report, Cameco (US) Inc, internal company report.

Parr, Andrew, J., 1999. Pinon and Jasperoid Wash Projects, Elko County Nevada, 1999 Exploration Report, Cameco (US) Inc, internal company report.

Rayias, Alexa C., 1999. Stratigraphy, Structural Geology, Alteration, and Geochemistry of the Northeastern Railroad District, Elko County, Nevada, University of Nevada-Reno M.S. Thesis.

Redfern, R. R., 2002, Geological Report on the Dixie Creek Property, Report for Frontier Pacific Mining Corporation, 34 p.

Ressel, M.W., 2000. Summary of research on igneous rocks and gold deposits on the Carlin Trend, Nevada: Ralph J. Roberts Center for Research in Economic Geology Annual Research meeting-1999, Program and Reports, 38 p.

Ressel, M.W., Dendas, M., Lujan, R., Essman, J. and Shumway, P.J., 2015. Shallow Expressions of Carlin-type Hydrothermal Systems: An Example from the Emigrant Mine, Carlin Trend, Nevada, p409-433.

Russell, R. H., 2006, Evaluation of the Gold Resource on the Pony Creek Property, Report for Vista Gold Corp. and Allied Nevada Gold Corp., 130 p.

Shaddrick, D.R., 2012. Technical Report on the Railroad Project, Elko County, Nevada, USA report prepared for Gold Standard Ventures Corp (NI43-101 compliant).

Smith, J.F., and Ketner, K.B., 1975. Stratigraphy of Paleozoic Rocks, Carlin-Piñon Range area, Nevada, U.S. Geological Survey Professional Paper 867-A.

Stewart, J.H., 1980. Geology of Nevada: Nevada Bureau of Mines and Geology Special Publication 4, 136 p.

Teal, Lewis and Jackson, Mac, 1997. Geologic Overview of the Carlin Trend Gold Deposits and Description of Recent Deep Discoveries, in Carlin-Type Gold Deposits Field Conference edited by Peter Vikre, Tommy B. Thompson, Keith Bettles, Odin Christensen, and Ron Parratt, Society of Economic Geologists Guidebook Series, Volume 28, p 3-37.

Teal, L. and Jackson, M., 2002. Geologic Overview of the Carlin Trend Gold Deposits, 11p.

Turner, Andrew, Dufresne, Michael B. and Koehler, Steven R., 2015. Technical Report on the Railroad and Pinion Projects, Elko County, Nevada USA. Unpublished Technical Report prepared for Gold Standard Ventures Corp. (NI43-101 compliant) dated March 31, 2015, 196p.

Wells, R.A., 1995. Pinion/South Bullion Deposit Resource Estimates. Cyprus Metals Exploration Corporation internal memorandum.

Western Regional Climate Center Historic Climate Information, Carlin Newmont Mine, Nevada, 2011. Administered by N.O.A.A. http://www.wrcc.dri.edu/Climsumetershtml.

Wood, J., 1995. South Bullion/Dark Star Resource Estimates. Cyprus Metals Exploration Corporation internal memorandum.

Wright, J.L., 2010. Railroad Property Gravity Survey - II, GIS Compilation: Gold Standard Ventures internal company report.

Effective Date: June 29, 2017	186

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Wright, J.L., 2012a. Railroad Property CSAMT Survey, GIS Compilation: Gold Standard Ventures internal company report.

Wright, J.L., 2012b. Railroad Property CSAMT Survey - II, GIS Compilation: Gold Standard Ventures internal company report.

Wright, J.L., 2013. Railroad Property CSAMT Survey - III, GIS Compilation: Gold Standard Ventures internal company report.

Wright, J.L., 2016a. Railroad Property CSAMT Survey – Phase VI GIS Compilation: Gold Standard Ventures internal company report.

Wright, J.L., 2016b. Railroad Property Pearson, Deritter and Johnson Airborne Magnetic Survey GIS Database: Gold Standard Ventures internal company report.

Effective Date: June 29, 2017	187

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Certificate of Qualified Person

I, Michael B. Dufresne, M.Sc., P.Geol., P.Geo., do hereby certify that:

1.	I am President of:	APEX Geoscience Ltd. (APEX) Suite 110, 8429 – 24th Street NW Edmonton, Alberta T6P 1L3 Phone: 780-467-3532

2.	I graduated with a B.Sc. in Geology from the University of North Carolina at Wilmington in 1983 and with a M.Sc. in Economic Geology from the University of Alberta in 1987.

3.	I am and have been registered as a Professional Geologist with the Association of Professional Engineers and Geoscientists of Alberta since 1989. I have been registered as a Professional Geologist with the association of Professional Engineers and Geoscientists of BC since 2011.

4.	I have worked as a geologist for more than 30 years since my graduation from university and have extensive experience with exploration for, and the evaluation of, gold deposits of various types, including sediment-hosted (Carlin-type) mineralization.

5.	I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person.

6.	I am responsible for or directly supervised all sections of the Technical Report titled “Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA”, with an effective date of June 29, 2017 and a signing date of August 11, 2017 (the “Technical Report”). I have personally conducted a visit to the Railroad–Pinion-Dark Star Project between May 1 and May 4, 2013, April 21 and April 23, 2014, October 4 and October 5, 2014, May 31 to June 4, 2015, August 30 to September 2, 2015 and June 7 to 9, 2017.

7.	APEX was initially retained as geological consultants in 2013 by Scorpio Gold Corporation, then owners of the Pinion portion of the Project, and was subsequently retained as consultants by the issuer (Gold Standard Ventures) following its acquisition of the Pinion Property in early 2014. Otherwise, I have had no prior involvement with the property that is the subject of the Technical Report.

8.	I am not aware of any scientific or technical information with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the property and the issuer applying all of the tests in section 1.5 of NI 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files or their websites.

Signed: August 11, 2017 Edmonton, Alberta, Canada	______________________________________ Michael B. Dufresne, M.Sc., P.Geol., P.Geo. President, APEX Geoscience Ltd.

Effective Date: June 29, 2017	188

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Certificate of Qualified Person

I, Steven J. Nicholls, BA Sc (Geology), M AIG., do hereby certify that:

1.	I am an employee of:	APEX Geoscience Australia Pty Ltd. (APEX) 33 Ebsworth Street Mount Lawley, Western Australia 6050 Phone: 08 9221-6200

2.	I graduated with a Bachelor of Applied Science in Geology from the University of Ballarat in 1997.

3.	I am and have been registered as a Member with the Australian Institute of Geoscientists, Australia (AIG) since 2007.

4.	I have worked as a geologist for more than 19 years since my graduation from university and have extensive experience with exploration/resource estimation for, and the evaluation of, gold deposits of various types, including sediment-hosted mineralization.

5.	I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fullfil the requirements to be a “Qualified Person”.

6.	I am responsible for section 14 along with contributions to sections 1, 10, 11, 12, and 18 of the Technical Report titled “Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA”, with an effective date of June 29, 2017 and a signing date of August 11, 2017 (the “Technical Report”). I have not performed a site visit to the Dark Star Project.

7.	APEX was retained as geological consultants in 2013 by Scorpio Gold Corporation (Scorpio) with respect to planned work at the Pinion Project and was subsequently retained by the issuer (Gold Standard Ventures Corp.) following its acquisition of the Project in early 2014. Otherwise, I have had no prior involvement with the property that is the subject of the Technical Report.

8.	I am not aware of any scientific or technical information with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission of which would make the Technical Report misleading.

9.	I am independent of the property and the issuer applying all of the tests in section 1.5 of NI 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files or their websites.

Dated: August 11, 2017

Perth, Western Australia, Australia

Steven J. Nicholls, BA Sc (Geology), M AIG.

Effective Date: June 29, 2017	189

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Appendix 1 - List of Units, Abbreviations and Measurements

$	- Dollar amount

%	- Per cent

’	- Minutes (in the context of latitude and longitude coordinates)

”	- Seconds (in the context of latitude and longitude coordinates)

°	- Degrees

°C	- Degrees Celsius

°F	- Degrees Fahrenheit

%RS	- Percentage of the Standard Deviation to the Mean

AA/AAS	- Atomic Absorption (Spectrometry)

ac	- Acre (0.0040469 km2)

Ag	- Silver

ALS	- ALS Global (analytical laboratories)

APEX	- APEX Geoscience Ltd.

As	- Arsenic

Au	- Gold

BFC	- Bullion Fault Corridor

BLM	- Bureau of Land Management, U.S. Department of the Interior

CDN	- Canadian Dollar

CHIINV	- Chi Inverse statistical Anlaysis

cm	- Centimeter (0.3937 in)

Corp.	-Corporation

CSAMT	- Controlled Source Audio MagnetoTellurics

Crown	- Crown Resources Corporation

Cu	- Copper

Cyprus	- Cyrpus Amax Minerals Company

EM	- Electromagnetic

et al. - and others

FA	- Fire Assay

FA-AA	- Fire Assay with Atomic Absorption (Spectrometry) finish

Effective Date: June 29, 2017	190

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Fm	- Formation

ft	- Feet (0.3048 m)

g	- Gram

g/t	- Grams per tonne (equivalent to ppm, 1 g/t Au = 0.29167 oz/ton Au)

GIS	- Geographic Information System

GPS	- Global Positioning System

GSR	-Gross Smelter Royaly

GSV	- Gold Standard Ventures Corp.

Hz	- Hertz (cycles per second)

ICP	- Inductively Coupled Plasma geochemical analysis

(ICP-AES, Atomic Emissions Spectrometry and ICP-MS, Mass Spectrometry)

ID2	- Inverse Distance Squared

in	- Inch (2.54 cm)

Inc.	- Incorporated

IP	- Induced Polarization

ISO	- International Standards Organization

kg	- Kilogram (2.2046 lbs)

km	- Kilometers (0.6214 mi)

km²	- Square Kilometers (247.105 acres)

lb(s)	- Pound(s)

m	- Meter (3.2808 ft)

M	- Million

mi	- Mile (1.6093 km)

MIK	- Multiple Indicator Kriging

Mirandor	- Mirandor Exploration (U.S.A.) Inc.

ml	- Milliliters

mm	- Millimeters

Mt	- Million tonnes

N	- North

NAD	- North American Datum (NAD27 – 1927 datum, NAD83 – 1983 datum)

Effective Date: June 29, 2017	191

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Newmont	- Newmont Mining Corporation

NI	- National Instrument

NOI	- Notice of Intent

NPV	- Net Profit Interest

NV	- Nevada

NSR	- Net Smelter Royalty

oz	- ounce (always referring to troy ounce when referring to gold grade)

oz/st	- ounces (eg. Gold) per short ton (equivalent to ounce per ton – opt or 1 oz/st = 34.286 g/t or ppm)

Pb	- Lead

PLSS	- Public Land Survey System

PoO	- Plan of Operations

ppb	- Parts per billion

ppm	- Parts per million (equivalent to grams per tonne, 1 g/t Au = 0.29167 oz/ton Au)

QAQC	- Quality Assurance and Quality Control

QC	- Quality Control

R	- Range (as in T30N, R53E)

RC	- Reverse Circulation Drilling

RMT	- Roberts Mountain Thrust

RSM	- Royal Standard Minerals Inc.

SAD	- Surface Area Disturbance

Scorpio	- Scorpio Mineral Corporation

SD	- Standard Deviation

SG	- Specific Gravity or Density

SGS	- SGS Mineral Services

st	- short ton (2,000 lbs)

SW	- Southwest

t	- metric tonne (1000 kg = 2,204.6 lbs)

T	- Township (as in T30N, R53E)

ton	- imperial ton or short ton (2,000 lbs)

USA	- United States of America

USD	- US Dollar

Effective Date: June 29, 2017	192

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

UTM	- Universal Transverse Mercator

wt%	- Weight percentage

Zn	- Zinc

Effective Date: June 29, 2017	193

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Appendix 2 - Detailed Property Description

570000
580000
590000
600000
4490000
4480000
4470000
4460000
32N 51E
32N 52E
32N 53E
32N 54E
32N 55E
31N 51E
31N 52E
31N 53E
31N 54E
31N 55E
30N 51E
30N 52E
30N 53E
30N 54E
30N 55E
29N 51E
29N 52E
29N 53E
29N 54E
29N 55E
28N 51E
28N 52E
28N 53E
28N 54E
28N 55E
North Bullion
Bald Mountain
Pine Mountain
Railroad
Sentinel Breccia
Irene
Pinion
Dark Star
JR Buttes
Dixie
Black Rock
Jasperoid Wash
Pine Valley
Crane Springs
CEDAR RIDGE
N
Legend
GSV Targets
Townships
Sections
Railroad-Pinion Property Boundary
Pinion Property
Railroad Property
GSV Mineral Claims
Patented Lodes
100% Mineral Interest
98% to <100% Mineral Interest
73% to <100% Mineral Interest
49.2% to 50% Mineral Interest
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Subsurface Mineral Interests
0
1:250,000
8 Kilometres
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
August, 2017

Effective Date: June 29, 2017	194

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Exhibit 1

Railroad and Pinion Project

Gold Standard Ventures

Part 1 Lode claims; 887 Total

Claim Name/ Number	Serial No	County Book; Page	Document	Amended County Number	Count
B #1	138543	313/159	131352		1
B #2	138544	313/160	131353		2
B #3	138545	313/161	131354		3
B #4	138546	313/162	131355		4
B #5	138547	313/163	131356		5
BARDY	75877	98/350	38115		6
BLACK	75973	45/154	15175		7
BLUE	75974	45/159	15180		8
BURKE FRAC	75975	8/300	n/a	21/94	9
CANARY	75976	39/366	5371		10
CISS #1	407849	560/304	228452		11
CISS #2	407850	560/305	228453		12
CISS #3	407851	560/306	228454		13
CISS #4	407852	560/307	228455		14
CISS #5	407853	560/308	228456		15
CISS #6	407854	560/309	228457		16
CISS #7	407855	560/310	228458		17
CISS #8	407856	560/311	228459		18
CISS #9	407857	560/312	228460		19
CISS #10	407858	560/313	228461		20
CISS #11	407859	560/314	228462		21
CISS #12	407860	560/315	228463		22
CISS #13	407861	560/316	228464		23
CISS #14	407862	560/317	228465		24
CISS #15	407863	560/318	228466		25
CISS #16	407864	560/319	228467		26
CISS #17	407865	560/320	228468		27
CISS #18	407866	560/321	228469		28
CISS #19	407867	560/322	228470		29
CISS #20	407868	560/323	228471		30
CISS #21	407869	560/324	228472		31
CISS #22	407870	560/325	228473		32
CISS #23	407871	560/326	228474		33

Effective Date: June 29, 2017	195

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

CISS #24	407872	560/327	228475	34
CISS #25	407873	560/328	228476	35
CISS #26	407874	560/329	228477	36
CISS #27	407875	560/330	228478	37
CISS #28	407876	560/331	228479	38
CISS #29	407877	560/332	228480	39
CISS #30	407878	560/333	228481	40
CISS #31	407879	560/334	228482	41
CISS #32	407880	560/335	228483	42
CISS #33	407881	560/336	228484	43
CISS #34	407882	560/337	228485	44
CISS #35	407883	560/338	228486	45
CISS #36	407884	560/339	228487	46
CISS #37	407885	560/340	228488	47
CISS #38	407886	560/341	228489	48
CISS #39	407887	560/342	228490	49
CISS #40	407888	560/343	228491	50
CISS #41	407889	560/344	228492	51
CISS #42	407890	560/345	228493	52
CISS #43	407891	560/346	228494	53
CISS #44	407892	560/347	228495	54
CISS #45	407893	560/348	228496	55
CISS #46	407894	560/349	228497	56
CISS #47	407895	560/350	228498	57
CISS #48	407896	560/351	228499	58
CISS #49	407897	560/352	228500	59
CISS #50	407898	560/353	228501	60
CISS #51	407899	560/354	228502	61
CISS #52	407900	560/355	228503	62
CISS #53	407901	560/356	228504	63
CISS #54	407902	560/357	228505	64
CISS #55	407903	560/358	228506	65
CISS #56	407904	560/359	228507	66
CISS #57	407905	560/360	228508	67
CISS #58	407906	560/361	228509	68
CISS #59	407907	560/362	228510	69
CISS #60	407908	560/363	228511	70
CISS #61	407909	560/364	228512	71
CISS #62	407910	560/365	228513	72
CISS #63	407911	560/366	228514	73
CISS #64	407912	560/367	228515	74

Effective Date: June 29, 2017	196

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

CISS #65	407913	560/368	228516	75
CISS #66	407914	560/369	228517	76
CISS #67	407915	560/370	228518	77
CISS #68	407916	560/371	228519	78
CISS #69	407917	560/372	228520	79
CISS #70	407918	560/373	228521	80
CISS #71	407919	560/374	228522	81
CISS #72	407920	560/375	228523	82
CISS #73	407921	560/376	228524	83
CISS #74	407922	560/377	228525	84
CISS #75	407923	560/378	228526	85
CISS #76	407924	560/379	228527	86
CISS #77	407925	560/380	228528	87
CISS #78	407926	560/381	228529	88
CISS #79	407927	560/382	228530	89
CISS #80	407928	560/383	228531	90
CISS #81	407929	560/384	228532	91
CISS #82	407930	560/385	228533	92
CISS #83	407931	560/386	228534	93
CISS #84	407932	560/387	228535	94
CISS #85	407933	560/388	228536	95
CISS #86	407934	560/389	228537	96
CISS #87	407935	560/390	228538	97
CISS #106	407954	560/409	228557	98
CISS #107	407955	560/410	228558	99
CISS #108	407956	560/411	228559	100
CISS #109	407957	560/412	228560	101
CISS #110	407958	560/413	228561	102
CISS #111	407959	560/414	228562	103
CISS #112	407960	560/415	228563	104
CISS #113	407961	560/416	228564	105
CISS #114	407962	560/417	228565	106
CISS #115	407963	560/418	228566	107
CISS #116	407964	560/419	228567	108
CISS #117	407965	560/420	228568	109
CISS #118	407966	560/421	228569	110
CISS #119	407967	560/422	228570	111
CISS #124	407968	560/423	228571	112
CISS #125	407969	560/424	228572	113
CISS #126	407970	560/425	228573	114
CISS #127	407971	560/426	228574	115

Effective Date: June 29, 2017	197

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

CISS #128	407972	560/427	228575		116
CISS #129	407973	560/428	228576		117
CISS #130	407974	560/429	228577		118
CISS #131	407975	560/430	228578		119
CISS #132	407976	560/431	228579		120
CISS #133	407977	560/432	228580		121
CISS #134	407978	560/433	228581		122
CISS #135	407979	560/434	228582		123
CISS #136	407980	560/435	228583		124
CISS #137	407981	560/436	228584		125
DIKE #1	75977	21/534	44926		126
DIKE #2	75978	21/535	44928		127
DIKE #3	75979	21/536	44929		128
DIKE #4	75980	21/536	44930		129
DIKE #6	75981	21/537	44931		130
DIKE #7	75982	21/537	44932		131
DIKE #8	75983	21/538	44933		132
DIKE #9	75984	21/538	44934		133
DIKE #11	75985	21/535	44927		134
EAGLE	75986	7//86	n/a	7/596	135
GOLD	75987	45/161	15182		136
GREEN	75988	45/160	15181		137
GUTSY #1203	399864	553/106	226058		138
GUTSY #1204	399865	553/107	226059		139
GUTSY #1205	399866	553/108	226060		140
GUTSY #1206	399867	553/109	226061		141
GUTSY #1207	399868	553/110	226062		142
GUTSY #1208	399869	553/111	226063		143
GUTSY #1209	399870	553/112	226064		144
GUTSY #1210	399871	553/113	226065		145
GUTSY #1211	399872	553/114	226066		146
GUTSY #1212	399873	553/115	226067		147
GUTSY #1213	399874	553/116	226068		148
GUTSY #1214	399875	553/117	226069		149
GUTSY #1215	399876	553/118	226070		150
GUTSY #1216	399877	553/119	226071		151
GUTSY #1217	399878	553/120	226072		152
GUTSY #1218	399879	553/121	226073		153
GUTSY #1219	399880	553/122	226074		154
GUTSY #1220	399881	553/123	226075		155
GUTSY #1221	399882	553/124	226076		156

Effective Date: June 29, 2017	198

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

GUTSY #1222	399883	553/125	226077	157
GUTSY #1223	399884	553/126	226078	158
GUTSY #1224	399885	553/127	226079	159
GUTSY #1225	399886	553/128	226080	160
GUTSY #1226	399887	553/129	226081	161
GUTSY #1227	399888	553/130	226082	162
GUTSY #1228	399889	553/131	226083	163
GUTSY #1229	399890	553/132	226084	164
GUTSY #1230	399891	553/133	226085	165
GUTSY #1231	399892	553/134	226086	166
GUTSY #1232	399893	553/135	226087	167
GUTSY #1233	399894	553/136	226088	168
GUTSY #1234	399895	553/137	226089	169
GUTSY #1235	399896	553/138	226090	170
GUTSY #1236	399897	553/139	226091	171
GUTSY #1237	399898	553/140	226092	172
GUTSY #1238	399899	553/141	226093	173
GUTSY #1239	399900	553/142	226094	174
GUTSY #1240	399901	553/143	226095	175
GUTSY #1241	399902	553/144	226096	176
GUTSY #1242	399903	553/145	226097	177
GUTSY #1243	399904	553/146	226098	178
GUTSY #1244	399905	553/147	226099	179
GUTSY #1245	399906	553/148	226100	180
GUTSY #1246	399907	553/149	226101	181
GUTSY #1247	399908	553/150	226102	182
GUTSY #1248	399909	553/151	226103	183
GUTSY #1249	399910	553/152	226104	184
GUTSY #1250	399911	553/153	226105	185
GUTSY #1251	399912	553/154	226106	186
GUTSY #1252	399913	553/155	226107	187
GUTSY #1253	399914	553/156	226108	188
GUTSY #1254	399915	553/157	226109	189
GUTSY #1255	399916	553/158	226110	190
GUTSY #1256	399917	553/159	226111	191
GUTSY #1257	399918	553/160	226112	192
GUTSY #1258	399919	553/161	226113	193
GUTSY #1259	399920	553/162	226114	194
GUTSY #1260	399921	553/163	226115	195
GUTSY #1261	399922	553/164	226116	196
GUTSY #1262	399923	553/165	226117	197

Effective Date: June 29, 2017	199

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

GUTSY #1263	399924	553/166	226118		198
GUTSY #1264	399925	553/167	226119		199
GUTSY #1265	399926	553/168	226120		200
GUTSY #1266	399927	553/169	226121		201
GUTSY #1267	399928	553/170	226122		202
GUTSY #1268	399929	553/171	226123		203
GUTSY #1269	399930	553/172	226124		204
GUTSY #1270	399931	553/173	226125		205
GUTSY #1271	399932	553/174	226126		206
GUTSY #1272	399933	553/175	226127		207
GUTSY #1273	399934	553/176	226128		208
GUTSY #1274	399935	553/177	226129		209
HANNAH	75880	98/353	38118		210
HOFFMAN FRAC	75989	7/598	n/a	17/101	211
HOLD UP	75990	17/5	8002		212
HOME #1	164143	326/659	136567		213
HOME #2	164144	326/660	136568		214
HOME #3	164145	326/661	136569		215
HOME #4	164146	326/662	136570		216
HOME #5	164147	326/663	136571		217
HOME #6	164148	326/664	136572		218
HOME #7	164149	326/665	136573		219
HOME #8	164150	326/666	136574		220
HOME #9	164151	326/667	136575		221
HOME #10	164152	326/668	136576		222
HOME #11	164153	326/669	136577		223
HOME #12	164154	326/670	136578		224
HOME #13	164155	326/671	136579		225
HOME #14	164156	326/672	136580		226
HOME #15	164157	326/673	136581		227
HOME #16	164158	326/674	136582		228
HOME #17	164159	326/675	136583		229
HOME #18	164160	326/676	136584		230
HOME #19	190211	350/307	146804		231
HOME #20	190212	350/308	146805		232
HOME #21	190213	350/309	146806		233
HOME #22	190214	350/310	146807		234
HOME #23	190215	350/311	146808		235
HOME #24	190216	350/312	146809		236
HOME #25	190217	350/313	146810		237
HOME #26	190218	350/314	146811		238

Effective Date: June 29, 2017	200

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

HOME #27	190219	350/315	146812	239
HOME #28	190220	350/316	146813	240
HOME #29	190221	350/317	146814	241
HOME #30	190222	350/318	146815	242
HOME #31	190223	350/319	146816	243
HOME #42	227247	378/289	158546	244
HOME #43	227248	378/290	158547	245
HOME #44	227249	378/291	158548	246
HOME #45	227250	378/292	158549	247
HOME #46	227251	378/293	158550	248
HOME #47	227252	378/294	158551	249
HOME #48	227253	378/295	158552	250
HOME #49	227254	378/296	158553	251
HOME #50	227255	378/297	158554	252
HOME #51	227256	378/298	158555	253
HOME #52	227257	378/299	158556	254
HOMESTAKE	75991	17/6	8003	255
JKR 1	1025800		627853	256
JKR 2	1025801		627854	257
JKR 3	1025802		627855	258
JKR 4	1025803		627856	259
JKR 5	1025804		627857	260
JKR 6	1025805		627858	261
JKR 7	1025806		627859	262
JKR 8	1025807		627860	263
JKR 9	1025808		627861	264
JKR 10	1025809		627862	265
JKR 11	1025810		627863	266
JKR 12	1025811		627864	267
JKR 13	1025812		627865	268
JKR 14	1025813		627866	269
JKR 15	1025814		627867	270
JKR 16	1025815		627868	271
JKR 17	1025816		627869	272
JKR 18	1025817		627870	273
JKR 19	1025818		627871	274
JKR 20	1025819		627872	275
JKR 21	1025820		627873	276
JKR 22	1025821		627874	277
JKR 23	1025822		627875	278
JKR 24	1025823		627876	279

Effective Date: June 29, 2017	201

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

JKR 25	1025824	627877	280
JKR 26	1025825	627878	281
JMD 1	1013878	620141	282
JMD 2	1013879	620142	283
JMD 3	1013880	620143	284
JMD 4	1013881	620144	285
JMD 5	1013882	620145	286
JMD 6	1013883	620146	287
JMD 7	1013884	620147	288
JMD 8	1013885	620148	289
JMD 9	1013886	620149	290
JMD 10	1013887	620150	291
JMD 11	1013888	620151	292
JMD 12	1013889	620152	293
JMD 13	1013890	620153	294
JMD 14	1098808	682367	295
JMD 15	1098809	682368	296
JMD 16	1098810	682369	297
JMD 17	1098811	682370	298
JMD 18	1098812	682371	299
JMD 19	1098813	682372	300
JMD 20	1098814	682373	301
JMD 21	1098815	682374	302
JMD 22	1098816	682375	303
JMD 23	1098817	682376	304
JMD 24	1098818	682377	305
JMD 25	1098819	682378	306
JMD 26	1098820	682379	307
JMD 27	1098821	682380	308
JMD 28	1098822	682381	309
JMD 29	1098823	682382	310
JMD 30	1098824	682383	311
JMD 31	1098825	682384	312
JMD 32	1098826	682385	313
JMD 33	1098827	682386	314
JMD 34	1098828	682387	315
JMD 35	1098829	682388	316
JMD 36	1098830	682389	317
JMD 37	1098831	682390	318
JMD 38	1098832	682391	319
JMD 39	1098833	682392	320

Effective Date: June 29, 2017	202

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

JMD 40	1098834		682393		321
JMD 41	1098835		682394		322
JMD 42	1098836		682395		323
JOE PP 56	898185		535441		324
JOE PP 58	898186		535442		325
JOHN	75876	98/349	38114		326
KEN	75881	98/356	38121		327
KEY	75992	8/377	n/a	20/694	328
LARK	75993	7/603	n/a		329
LAST CHANCE	75994	20/413	35070		330
LT #1	504170	629/422	257084		331
LT #2	504171	629/423	257085		332
LT #3	504172	629/424	257086		333
LT #4	504173	629/425	257087		334
LT #5	504174	629/426	257088		335
LT #6	504175	629/427	257089		336
LT #7	504176	629/428	257090		337
LT #8	504177	629/429	257091		338
LT #9	504178	629/430	257092		339
LT #10	504179	629/431	257093		340
LT #11	504180	629/432	257094		341
LT #12	504181	629/433	257095		342
LT #13	504182	629/434	257096		343
LT #14	504183	629/435	257097		344
LT #15	504184	629/436	257098		345
LT #16	504185	629/437	257099		346
LT #17	504186	629/438	257100		347
LT #18	504187	629/439	257101		348
LT #19	504188	629/440	257102		349
LT #20	504189	629/441	257103		350
LT #21	504190	629/442	257104		351
LT #22	504191	629/443	257105		352
LT #23	504192	629/444	257106		353
LT #24	504193	629/445	257107		354
LT #25	504194	629/446	257108		355
LT #26	504195	629/447	257109		356
LT #27	504196	629/448	257110		357
MAGGIE	75878	98/351	38116		358
MAHOGANY	75995	8/308	n/a	21/95	359
MENDOTA	75996	16/452	6593	17/102	360
MOON	75997	45/156	15177		361

Effective Date: June 29, 2017	203

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

MOON #1	75998	45/157	15178		362
MOON #2	75999	45/158	15179		363
NEVADA	76000	Jul-85	n/a	7/597	364
NEW #56	202156	357/213	149637		365
NEW #57	202157	357/214	149638		366
NEW #58	202158	357/215	149639		367
NEW #59	202159	357/216	149640		368
NEW #60	202160	357/217	149641		369
NEW #61	202161	357/218	149642		370
NEW #62	202162	357/219	149643		371
NEW #63	202163	357/220	149644		372
NEW #65	202165	357/222	149646		373
NEW #66	202166	357/223	149647		374
NEW #67	202167	357/224	149648		375
NEW #68	202168	357/225	149649		376
NEW #69	202169	357/226	149650		377
NEW #70	202170	357/227	149651		378
NEW #71	202171	357/228	149652		379
NEW #72	202172	357/229	149653		380
NEW #135	227243	378/300	158558		381
NEW #136	227244	378/301	158559		382
NEW #137	227245	378/302	158560		383
NEW #138	227246	378/303	158561		384
OWL	76001	7/604	n/a		385
PAM	75883	98/354	38119		386
PETER	75882	98/355	38120		387
PIN NO 1	698494	854/764	352404		388
PIN NO 2	698495	854/765	352405		389
PIN NO 3	698496	854/766	352406		390
PIN NO 4	698497	854/767	352407		391
PIN NO 5	698498	854/768	352408		392
PIN NO 6	698499	854/769	352409		393
PIN NO 7	698500	854/770	352410		394
PIN NO 8	698501	854/771	352411		395
PIN NO 9	698502	854/772	352412		396
PIN NO 10	698503	854/773	352413		397
PIN NO 11	698504	854/774	352414		398
PIN NO 12	698505	854/775	352415		399
PINE #1	407779	560/234	228381		400
PINE #2	407780	560/235	228382		401
PINE #3	407781	560/236	228383		402

Effective Date: June 29, 2017	204

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

PINE #4	407782	560/237	228384	403
PINE #5	407783	560/238	228385	404
PINE #6	407784	560/239	228386	405
PINE #7	407785	560/240	228387	406
PINE #8	407786	560/241	228388	407
PINE #9	407787	560/242	228389	408
PINE #10	407788	560/243	228390	409
PINE #11	407789	560/244	228391	410
PINE #12	407790	560/245	228392	411
PINE #13	407791	560/246	228393	412
PINE #14	407792	560/247	228394	413
PINE #15	407793	560/248	228395	414
PINE #16	407794	560/249	228396	415
PINE #17	407795	560/250	228397	416
PINE #18	407796	560/251	228398	417
PINE #58	407836	560/291	228438	418
PINE #59	407837	560/292	228439	419
PINE #60	407838	560/293	228440	420
PINE #61	407839	560/294	228441	421
PINE #62	407840	560/295	228442	422
PINE #63	407841	560/296	228443	423
PINE #64	407842	560/297	228444	424
PINE #65	407843	560/298	228445	425
PINE #66	407844	560/299	228446	426
PINK	76002	45/162	15183	427
PORTAL	76003	8/262	n/a	428
PORTAL FRACTION R	1013877		620139	429
PP 1	829752	2/22680	484937	430
PP 2	829753	2/22681	484938	431
PP 3	829754	2/22682	484939	432
PP 4	829755	2/22683	484940	433
PP 5	829756	2/22684	484941	434
PP 6	829757	2/22685	484942	435
PP 7	829758	2/22686	484943	436
PP 8	829759	2/22687	484944	437
PP 9	829760	2/22688	484945	438
PP 10	829761	2/22689	484946	439
PP 11	829762	2/22690	484947	440
PP 12	829763	2/22691	484948	441
PP 13	829764	2/22692	484949	442
PP 14	829765	2/22693	484950	443

Effective Date: June 29, 2017	205

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

PP 15	829766	2/22694	484951	444
PP 16	829767	2/22695	484952	445
PP 17	829768	2/22696	484953	446
PP 18	829769	2/22697	484954	447
PP 19	829770	2/22698	484955	448
PP 20	829771	2/22699	484956	449
PP 21	829772	2/22700	484957	450
PP 22	829773	2/22701	484958	451
PP 23	829774	2/22702	484959	452
PP 24	829775	2/22703	484960	453
PP 25	829776	2/22704	484961	454
PP 26	829777	2/22705	484962	455
PP 27	829778	2/22706	484963	456
PP 28	829779	2/22707	484964	457
PP 29	829780	2/22708	484965	458
PP 30	829781	2/22709	484966	459
PP 31	829782	2/22710	484967	460
PP 32	829783	2/22711	484968	461
PP 33	829784	2/22712	484969	462
PP 34	829785	2/22713	484970	463
PP 35	829786	2/22714	484971	464
PP 36	829787	2/22715	484972	465
PP 37	829788	2/22716	484973	466
PP 38	829789	2/22717	484974	467
PP 39	829790	2/22718	484975	468
PP 40	829791	2/22719	484976	469
PP 41	829792	2/22720	484977	470
PP 42	829793	2/22721	484978	471
PP 43	829794	2/22722	484979	472
PP 44	829795	2/22723	484980	473
PP 45	829796	2/22724	484981	474
PP 46	829797	2/22725	484982	475
PP 59	829810	2/22738	484995	476
PP 60	829811	2/22739	484996	477
PP 61	829812	2/22740	484997	478
PP 62	829813	2/22741	484998	479
PP 63	829814	2/22742	484999	480
PP 64	829815	2/22743	485000	481
PP 65	829816	2/22744	485001	482
PP 66	829817	2/22745	485002	483
PP 67	829818	2/22746	485003	484

Effective Date: June 29, 2017	206

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

PP 68	829819	2/22747	485004	485
PP 69	829820	2/22748	485005	486
PP 70	829821	2/22749	485006	487
PP 71	829822	2/22750	485007	488
PP 72	829823	2/22751	485008	489
PP 73	829824	2/22752	485009	490
PP 74	829825	2/22753	485010	491
PP 75	829826	2/22754	485011	492
PP 76	829827	2/22755	485012	493
PP 77	881622	4/57463	526778	494
PP 78	881623	4/57464	526779	495
PP 79	881624	4/57465	526780	496
PR 1	881625	4/57448	526762	497
PR 2	881626	4/57449	526763	498
PR 3	881627	4/57450	526764	499
PR 4	881628	4/57451	526765	500
PR 5	881629	4/57452	526766	501
PR 6	881630	4/57453	526767	502
PR 7	881631	4/57454	526768	503
PR 8	881632	4/57455	526769	504
PR 9	881633	4/57456	526770	505
PR 10	881634	4/57457	526771	506
PR 11	881635	4/57458	526772	507
PR 12	881636	4/57459	526773	508
PR 13	881637	4/57460	526774	509
PR 14	881638	4/57461	526775	510
PR 15	881639	4/57462	526776	511
RED R	1013875		620137	512
RED WEST	1013876		620138	513
RF #1	403753	558/437	227904	514
RF #2	403754	558/438	227905	515
RF #3	403755	558/439	227906	516
RF #4	403756	558/440	227907	517
RF #5	403757	558/441	227908	518
RF #6	403758	558/442	227909	519
RF #7	403759	558/443	227910	520
RF #8	403760	558/444	227911	521
RN 1	602676	727/444	293981	522
RN 2	602677	727/445	293982	523
RN 3	602678	727/446	293983	524
RN 4	602679	727/447	293984	525

Effective Date: June 29, 2017	207

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

RN 5	602680	727/448	293985	526
RN 6	602681	727/449	293986	527
RN 7	602682	727/450	293987	528
RN 8	602683	727/451	293988	529
RN 9	602684	727/452	293989	530
RN 10	602685	727/453	293990	531
RN 11	602686	727/454	293991	532
RN 12	602687	727/455	293992	533
RN 13	602688	727/456	293993	534
RN 14	602689	727/457	293994	535
RN 15	602690	727/458	293995	536
RN 16	602691	727/459	293996	537
RN 17	602692	727/460	293997	538
RN 18	602693	727/461	293998	539
RN 19	602694	727/462	293999	540
RN 20	602695	727/463	294000	541
RN 21	602696	727/464	294401	542
RN 22	602697	727/465	294402	543
RN 23	602698	727/466	294403	544
RN 24	602699	727/467	294004	545
RN 25	602700	727/468	294005	546
ROB	75879	98/352	38117	547
RR #1	320216	473/538	197675	548
RR #2	320217	473/539	197676	549
RR #3	320218	473/540	197677	550
RR #4	320219	473/541	197678	551
RR #5	320220	473/542	197679	552
RR #6	320221	473/543	197680	553
RR #7	320222	473/544	197681	554
RR #8	320223	473/545	197682	555
RR #9	320224	473/546	197683	556
RR #10	320225	473/547	197684	557
RR #11	320226	473/548	197685	558
RR #12	320227	473/549	197686	559
RR #13	320228	473/550	197687	560
RR #14	320229	473/551	197688	561
RR #15	320230	473/552	197689	562
RR #16	320231	473/553	197690	563
RR #17	320232	473/554	197691	564
RR #18	320233	473/555	197692	565
RR #19	320234	473/556	197693	566

Effective Date: June 29, 2017	208

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

RR #20	320235	473/557	197694	567
RR #21	320236	473/558	197695	568
RR #22	320237	473/559	197696	569
RR #23	320238	473/560	197697	570
RR #24	320239	473/561	197698	571
RR #25	320240	473/562	197699	572
RR #26	320241	473/563	197700	573
RR #27	320242	473/564	197701	574
RR #28	320243	473/565	197702	575
RR #29	320244	473/566	197703	576
RR #30	320245	473/567	197704	577
RR #31	320246	473/568	197705	578
RR #32	320247	473/569	197706	579
RR #33	320248	473/570	197707	580
RR #34	320249	473/571	197708	581
RR #35	320250	473/572	197709	582
RR #36	320251	473/573	197710	583
RR #37	320252	473/574	197711	584
RR #38	320253	473/575	197712	585
RR #39	320254	473/576	197713	586
RR #40	426606	572/466	233143	587
RR #41	426607	572/467	233144	588
RR #42	426608	572/468	233145	589
RR #43	426609	572/469	233146	590
RR #44	426610	572/470	233147	591
RR #45	426611	572/471	233148	592
RR #46	426612	572/472	233149	593
RR #47	426613	572/473	233150	594
RR #48	426614	572/474	233151	595
RR #49	426615	572/475	233152	596
RR #50	426616	572/476	233153	597
RR #51	426617	572/477	233154	598
RR #52	426618	572/478	233155	599
RR #53	426619	572/479	233156	600
RR #54	426620	572/480	233157	601
RR #55	466934	605/248	247268	602
RR #56	466935	605/249	247269	603
RR #57	466936	605/250	247270	604
RR #58	466937	605/251	247271	605
RR #59	466938	605/252	247272	606
RR #60	466939	605/253	247273	607

Effective Date: June 29, 2017	209

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

RR #61	466940	605/254	247274	608
RR #62	466941	605/255	247275	609
RR #63	466942	605/256	247276	610
RR #64	466943	605/257	247277	611
RRW 1	1055758		647488	612
RRW 2	1055759		647489	613
RRW 3	1055760		647490	614
RRW 4	1055761		647491	615
RRW 5	1055762		647492	616
RRW 6	1055763		647493	617
RRW 7	1055764		647494	618
RRW 8	1055765		647495	619
RRW 9	1055766		647496	620
RRW 10	1055767		647497	621
RRW 11	1055768		647498	622
RRW 12	1055769		647499	623
RRW 13	1055770		647500	624
RRW 14	1055771		647501	625
RRW 15	1055772		647502	626
RRW 16	1055773		647503	627
RRW 17	1055774		647504	628
RRW 18	1055775		647505	629
RRW 19	1055776		647506	630
RRW 20	1055777		647507	631
RRW 21	1055778		647508	632
RRW 22	1055779		647509	633
RRW 23	1055780		647510	634
RRW 24	1055781		647511	635
RRW 25	1055782		647512	636
RRW 26	1055783		647513	637
RRW 27	1055784		647514	638
RRW 28	1055785		647515	639
RRW 29	1055786		647516	640
RRW 30	1055787		647517	641
RRW 31	1055788		647518	642
RRW 32	1055789		647519	643
RRW 33	1055790		647520	644
RRW 34	1055791		647521	645
RRW 35	1055792		647522	646
RRW 36	1055793		647523	647
RRW 37	1055794		647524	648

Effective Date: June 29, 2017	210

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

RRW 38	1055795	647525	649
RRW 39	1055796	647526	650
RRW 40	1055797	647527	651
RRW 41	1055798	647528	652
RRW 42	1055799	647529	653
RRW 43	1055800	647530	654
RRW 44	1055801	647531	655
RRW 45	1055802	647532	656
RRW 46	1055803	647533	657
RRW 47	1055804	647534	658
RRW 48	1055805	647535	659
RRW 49	1055806	647536	660
RRW 50	1055807	647537	661
RRW 51	1055808	647538	662
RRW 52	1055809	647539	663
RRW 53	1055810	647540	664
RRW 54	1055811	647541	665
RRW 55	1055812	647542	666
RRW 56	1055813	647543	667
RRW 57	1055814	647544	668
RRW 58	1055815	647545	669
RRW 59	1055816	647546	670
RRW 60	1055817	647547	671
RRW 61	1055818	647548	672
RRW 62	1055819	647549	673
RRW 63	1055820	647550	674
RRW 64	1055821	647551	675
RRW 65	1055822	647552	676
RRW 66	1055823	647553	677
RRW 67	1055824	647554	678
RRW 68	1055825	647555	679
RRW 69	1055826	647556	680
RRW 70	1055827	647557	681
RRW 71	1055828	647558	682
RRW 72	1055829	647559	683
RRW 73	1055830	647560	684
RRW 74	1055831	647561	685
RRW 75	1055832	647562	686
RRW 76	1055833	647563	687
RRW 77	1055834	647564	688
RRW 78	1055835	647565	689

Effective Date: June 29, 2017	211

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

RRW 79	1055836		647566	690
RRW 80	1055837		647567	691
RRW 81	1055838		647568	692
RRW 82	1055839		647569	693
RRW 83	1055840		647570	694
RRW 84	1055841		647571	695
RRW 85	1055842		647572	696
RRW 86	1055843		647573	697
RRW 87	1055844		647574	698
RRW 88	1055845		647575	699
RRW 89	1055846		647576	700
RRW 90	1055847		647577	701
RRW 91	1055848		647578	702
RRW 92	1055849		647579	703
RRW 93	1055850		647580	704
RRW 94	1055851		647581	705
RRW 95	1055852		647582	706
RRW 96	1055853		647583	707
RRW 97	1055854		647584	708
RRW 98	1055855		647585	709
RRW 99	1055856		647586	710
RRW 100	1055857		647587	711
RRW 101	1055858		647588	712
RRW 102	1055859		647589	713
RRW 103	1055860		647590	714
RRW 104	1055861		647591	715
RRW 105	1055862		647592	716
RRW 106	1055863		647593	717
RRW 107	1055864		647594	718
RRW 108	1055865		647595	719
RRW 109	1055866		647596	720
RRW 110	1073755		658461	721
SELCO #1	75884	98/339	38104	722
SELCO #2	75885	98/340	38105	723
SELCO #3	75886	98/341	38106	724
SELCO #4	75887	98/342	38107	725
SELCO #5	75888	98/343	38108	726
SELCO #6	75889	98/344	38109	727
SELCO #7	75890	98/345	38110	728
SELCO #8	75891	98/346	38111	729
SELCO #9	75892	98/347	38112	730

Effective Date: June 29, 2017	212

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

SELCO #10	75893	98/348	38113		731
SELCO #12	75895	98/509	38207		732
SELCO #13	75896	98/510	38208		733
SELCO #14	75897	98/511	38209		734
SELCO #19	75902	98/516	38214		735
SELCO #20	75903	98/517	38215		736
SELCO #21	75904	98/518	38216		737
SELCO #22	75905	98/519	38217		738
SELCO #23	75906	98/520	38218		739
SELCO #24	75907	98/521	38219		740
SELCO #25	75908	98/522	38220		741
SELCO #26	75909	98/523	38221		742
SELCO #27	75910	98/224	38023		743
SELCO #28	75911	98/225	38024		744
SELCO #29	75912	98/226	38025		745
SELCO #30	75913	98/524	38222		746
SELCO #31	75914	98/525	38223		747
SELCO #32	75915	101/56	39393		748
SELCO #33	75916	101/57	39394		749
SELCO #34	75917	101/58	39395		750
SELCO #35	75918	101/59	39396		751
SELCO #36	75919	101/60	39397		752
SELCO #37	75920	101/61	39398		753
SELCO #38	75921	114/400	45258	115/665	754
SELCO #39	75922	114/401	45259		755
SELCO #40	75923	114/402	45260		756
SELCO #41	75924	114/403	45261		757
SELCO #42	75925	114/404	45262		758
SELCO #43	75926	114/405	45263		759
SELCO #44	75927	114/406	45264		760
SELCO #45	75928	114/407	45265		761
SELCO #46	75929	114/408	45266		762
SELCO #47	75930	114/409	45267		763
SELCO #48	75931	114/410	45268		764
SELCO #49	75932	114/411	45269		765
SELCO #50	75933	114/412	45270		766
SELCO #51	75934	114/413	45271		767
SELCO #52	75935	114/414	45272		768
SELCO #53	75936	114/415	45273		769
SELCO #54	75937	116/55	46003		770
SELCO #55	75938	116/56	46004		771

Effective Date: June 29, 2017	213

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

SELCO #56	75939	116/57	46005		772
SELCO #57	75940	116/58	46006		773
SELCO #58	75941	116/59	46007		774
SELCO #59	75942	116/60	46008		775
SELCO #60	75943	116/61	46009		776
SELCO #61	75944	116/62	46010		777
SELCO #63	75946	115/667	45941		778
SELCO #65	75948	115/669	45943		779
SELCO #67	75950	115/671	45945		780
SELCO #69	75952	115/673	45947		781
SELCO #70	75953	115/674	45948		782
SELCO #71	75954	115/675	45949		783
SELCO #72	75955	115/676	45950		784
SELCO #73	75956	115/677	45951		785
SELCO #74	75957	115/678	45952		786
SELCO #75	75958	115/679	45953		787
SELCO #76	75959	115/680	45954		788
SELCO #77	75960	115/681	45955		789
SELCO #78	75961	115/682	45956		790
SELCO #79	75962	115/683	45957		791
SELCO #80	75963	115/684	45958		792
SELCO #81	75964	115/685	45959		793
SELCO #84	75967	115/688	45962		794
SELCO #85	75968	115/689	45963		795
SELCO #86	75969	115/690	45964		796
SELCO #87	75970	115/691	45965		797
SELCO #88	75971	115/692	45966		798
SELCO #89	75972	115/693	45967		799
SNOW BIRD	76006	7/597	n/a		800
SPRING	76007	17/101	8688		801
STAR	76008	45/155	15176		802
STORM KING	76009	5/294	n/a	17/102	803
TC #1	125639	304/6	127282		804
TC #2	125640	304/7	127283		805
TC #3	125641	304/8	127284		806
TC #4	125642	304/9	127285		807
TC #5	125643	304/10	127286		808
TC #6	125644	304/11	127287		809
TC #7	125645	304/12	127288		810
TC #8	125646	304/13	127289		811
TC #9	125647	304/14	127290		812

Effective Date: June 29, 2017	214

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

TC #10	125648	304/15	127291	813
TC #11	133862	309/184	129702	814
TC #12	148871	329/58	137481	815
TC #13	148872	329/59	137482	816
TC #14	148873	329/60	137483	817
TC #15	148874	329/61	137484	818
TC #16	148875	329/62	137485	819
TC #17	148876	329/63	137486	820
TC #18	148877	329/64	137487	821
TC #19	148878	329/65	137488	822
TC #20	148879	329/66	137489	823
TC #21	148880	329/67	137490	824
TC #22	148881	329/68	137491	825
TC #23	148882	329/69	137492	826
TC #24	148883	329/70	137493	827
TC #25	148884	329/71	137494	828
TC #26	148885	329/72	137495	829
TC #27	148886	329/73	137496	830
TC #28	148887	329/74	137497	831
TC #29	403761	558/426	227892	832
TC #30	403762	558/427	227893	833
TC #31	403763	558/428	227894	834
TC #32	403764	558/429	227895	835
TC #33	403765	558/430	227896	836
TC #34	403766	558/431	227897	837
TC #35	403767	558/432	227898	838
TC #36	403768	558/433	227899	839
TC #37	403769	558/434	227900	840
TC #38	403770	558/435	227901	841
TC #39	403771	558/436	227902	842
UHALDE BORNE	76010	40/110	5925	843
UHALDE BORNE NORTH	76011	39/47	4812	844
WCS 1	1073756		658463	845
WCS 2	1073757		658464	846
WCS 3	1073758		658465	847
WCS 4	1073759		658466	848
WCS 5	1073760		658467	849
WCS 6	1073761		658468	850
WCS 7	1073762		658469	851
WCS 8	1073763		658470	852

Effective Date: June 29, 2017	215

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

WCS 9	1073764		658471	853
WCS 10	1073765		658472	854
WCS 11	1073766		658473	855
WCS 12	1073767		658474	856
WCS 13	1073768		658475	857
WCS 14	1073769		658476	858
WCS 15	1073770		658477	859
WCS 16	1073771		658478	860
WCS 17	1073772		658479	861
WCS 18	1073773		658480	862
WCS 19	1073774		658481	863
WCS 20	1073775		658482	864
WCS 21	1073776		658483	865
WCS 22	1073777		658484	866
WCS 23	1073778		658485	867
WCS 24	1073779		658486	868
WCS 25	1073780		658487	869
WCS 26	1073781		658488	870
WRN 1	602701	727/469	294007	871
WRN 2	602702	727/470	294008	872
WRN 3	602703	727/471	294009	873
WRN 4	602704	727/472	294010	874
WRN 5	602705	727/473	294011	875
WRN 6	602706	727/474	294012	876
WRN 7	602707	727/475	294013	877
WRN 8	602708	727/476	294014	878
WRN 9	602709	727/477	294015	879
WRN 10	602710	727/478	294016	880
WRN 11	602711	727/479	294017	881
WRN 12	602712	727/480	294018	882
JMD 43	NMC1102648			883
JMD 44	NMC1102649			884
JMD 45	NMC1102650			885
TC 37R	NMC1102651			886
TC 38R	NMC1102652			887

End Part 1

GSV Lode Claims Railroad and Pinon; 887 Total

Effective Date: June 29, 2017	216

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Exhibit 2

Railroad and Pinion Project

Gold Standard Ventures

Begin Part 2

GSV Railroad Patent Listing; 30 Total

Patent Name	Current MS	Assessed Owner	Controlled By	Property
Bald Eagle	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Blue Jay	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Bullion	1487	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Cleveland	1498	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Grey Eagle	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Hecla	1491	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Hoffman	1500	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Kansas City	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Lucky Boy	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Mounted Ledge	1499	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Safety Pin	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Silver King	1492	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Sky Blue	1495	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Standing Elk Lode	1486	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Standing Elk MS	1486	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Mill Site
Tom Boy	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Tripoli	1496	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Tripoli East	1497	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Webfoot	1488	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Kenilworth	4608	Sylvania Resources LLC	Gold Standard Ventures (US) Inc.	Lode
Sylvania	4608	Sylvania Resources LLC	Gold Standard Ventures (US) Inc.	Lode
Valley View	4608	Sylvania Resources LLC	Gold Standard Ventures (US) Inc.	Lode
Victor Fraction	4608	Sylvania Resources LLC	Gold Standard Ventures (US) Inc.	Lode
Vindicator Fraction	4608	Sylvania Resources LLC	Gold Standard Ventures (US) Inc.	Lode
Wide West	4608	Sylvania Resources LLC	Gold Standard Ventures (US) Inc.	Lode
Bald Mtn Chief	1489	Victory Exploration Inc. - ANv	Gold Standard Ventures (US) Inc.	Lode
Copper Bell	1490	Victory Exploration Inc. - ANv	Gold Standard Ventures (US) Inc.	Lode
Sun Lode	1494	Sun Lode Company LLC	Gold Standard Ventures (US) Inc.	Lode
Androsa	3382	Canadian American Mining Company, L.L.C.	Gold Standard Ventures (US) Inc.	Lode
Gladstone	3365	Canadian American Mining Company, L.L.C.	Gold Standard Ventures (US) Inc.	Lode

End Part 2 GSV Railroad Patent Listing; 30 Total

Effective Date: June 29, 2017	217

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Exhibit 3

Railroad and Pinion Project

Gold Standard Ventures

Part 3 ANG Pony LLC Unpatented Lode claims; 105 Total

Name	Location Date	BLM Serial Number	Doc ID
DIX 1	09/05/2001	NMC 825914	476602
DIX 2	09/05/2001	NMC 825915	476603
DIX 3	09/05/2001	NMC 825916	476604
DIX 4	09/05/2001	NMC 825917	476605
DIX 5	09/05/2001	NMC 825918	476606
DIX 6	09/05/2001	NMC 825919	476607
DIX 7	09/05/2001	NMC 825920	476608
DIX 8	09/05/2001	NMC 825921	476609
DIX 9	09/05/2001	NMC 825922	476610
DIX 10	09/05/2001	NMC 825923	476611
DIX 11	09/05/2001	NMC 825924	476612
DIX 12	09/05/2001	NMC 825925	476613
DIX 13	09/05/2001	NMC 825926	476614
DIX 14	09/05/2001	NMC 825927	476615
DIX 15	09/10/2001	NMC 825928	476616
DIX 16	09/10/2001	NMC 825929	476617
DIX 17	09/10/2001	NMC 825930	476618
DIX 18	09/10/2001	NMC 825931	476619
DIX 19	09/10/2001	NMC 825932	476620
DIX 20	09/10/2001	NMC 825933	476621
DIX 21	09/10/2001	NMC 825934	476622
DIX 22	09/10/2001	NMC 825935	476623
DIX 23	09/10/2001	NMC 825936	476624
DIX 24	09/10/2001	NMC 825937	476625
DIX 25	09/10/2001	NMC 825938	476626
DIX 26	09/10/2001	NMC 825939	476627
DIX 27	09/11/2001	NMC 825940	476628
DIX 28	09/11/2001	NMC 825941	476629
DIX 29	09/11/2001	NMC 825942	476630
DIX 30	09/13/2001	NMC 825943	476631
DIX 31	09/13/2001	NMC 825944	476632
DIX 32	09/13/2001	NMC 825945	476633

Effective Date: June 29, 2017	218

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

DIX 33	09/13/2001	NMC 825946	476634
WMH 131	06/11/2002	NMC 831193	487250
WMH 132	06/11/2002	NMC 831194	487251
WMH 133	06/11/2002	NMC 831195	487252
WMH 134	06/11/2002	NMC 831196	487253
WMH 135	06/11/2002	NMC 831197	487254
WMH 136	06/11/2002	NMC 831198	487255
WMH 137	06/11/2002	NMC 831199	487256
WMH 138	06/11/2002	NMC 831200	487257
WMH 139	06/11/2002	NMC 831201	487258
WMH 140	06/11/2002	NMC 831202	487259
WMH 141	06/11/2002	NMC 831203	487260
WMH 142	06/11/2002	NMC 831204	487261
WMH 143	06/11/2002	NMC 831205	487262
WMH 144	06/11/2002	NMC 831206	487263
WMH 145	06/11/2002	NMC 831207	487264
WMH 146	06/11/2002	NMC 831208	487265
WMH 147	06/11/2002	NMC 831209	487266
WMH 148	06/11/2002	NMC 831210	487267
WMH 151	06/10/2002	NMC 831211	487268
WMH 152	06/10/2002	NMC 831212	487269
WMH 153	06/10/2002	NMC 831213	487270
WMH 154	06/10/2002	NMC 831214	487271
WMH 155	06/10/2002	NMC 831215	487272
WMH 156	06/10/2002	NMC 831216	487273
WMH 157	06/10/2002	NMC 831217	487274
WMH 158	06/10/2002	NMC 831218	487275
WMH 159	06/10/2002	NMC 831219	487276
WMH 160	06/11/2002	NMC 831220	487277
WMH 161	06/11/2002	NMC 831221	487278
WMH 162	06/11/2002	NMC 831222	487279
WMH 163	06/11/2002	NMC 831223	487280
WMH 164	06/11/2002	NMC 831224	487281
WMH 165	06/11/2002	NMC 831225	487282
WMH 166	06/11/2002	NMC 831226	487283
WMH 167	06/11/2002	NMC 831227	487284
WMH 168	06/11/2002	NMC 831228	487285
TF 1	06/12/2002	NMC 831229	487286
TF 2	06/12/2002	NMC 831230	487287
TF 3	06/12/2002	NMC 831231	487288
TF 4	06/12/2002	NMC 831232	487289

Effective Date: June 29, 2017	219

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

TF 5	06/12/2002	NMC 831233	487290
TF 6	06/12/2002	NMC 831234	487291
TF 7	06/18/2002	NMC 831235	487292
TF 8	06/18/2002	NMC 831236	487293
TF 9	06/18/2002	NMC 831237	487294
TF 10	06/18/2002	NMC 831238	487295
TF 11	06/18/2002	NMC 831239	487296
TF 12	06/18/2002	NMC 831240	487297
TF 13	06/18/2002	NMC 831241	487298
TF 14	06/18/2002	NMC 831242	487299
TF 15	06/19/2002	NMC 831243	487300
TF 16	06/19/2002	NMC 831244	487301
TF 17	06/19/2002	NMC 831245	487302
TF 18	06/19/2002	NMC 831246	487303
TF 19	06/19/2002	NMC 831247	487304
TF 20	06/19/2002	NMC 831248	487305
TF 21	06/19/2002	NMC 831249	487306
TF 22	06/19/2002	NMC 831250	487307
TF 23	06/19/2002	NMC 831251	487308
TF 24	06/19/2002	NMC 831252	487309
TF 25	06/19/2002	NMC 831253	487310
TF 26	06/19/2002	NMC 831254	487311
TF 27	06/19/2002	NMC 831255	487312
TF 28	06/18/2002	NMC 831256	487313
TF 29	06/18/2002	NMC 831257	487314
TF 30	06/18/2002	NMC 831258	487315
TF 31	06/18/2002	NMC 831259	487316
TF 32	06/18/2002	NMC 831260	487317
TF 33	06/18/2002	NMC 831261	487318
TF 34	06/18/2002	NMC 831262	487319
TF 35	06/18/2002	NMC 831263	487320
TF 36	06/18/2002	NMC 831264	487321

End Part 3

GSV Unpatented Lode Claims ANG Pony LLC; 105 Total

Effective Date: June 29, 2017	220

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Exhibit 4

Railroad and Pinion Project

Gold Standard Ventures

Part 4 Calavera Exploration LLC Unpatented Lode claims; 2 Total

Claim Name/Number	BLM Ser No	County Book; Page	Document	Amended County Number	Count
Calavera #6	NMC276106		179214		1
Calavera #21	NMC276121		179229		2

End Part 4

GSV Unpatented Lode Claims Calavera Exploration LLC; 2 Total

Effective Date: June 29, 2017	221

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

EXHIBIT 5

New Unpatented Claims

A.	The following two (2) unpatented lode mining claims owned by the Stitzels subject to lease held by Gold Standard Ventures (US) Inc.:

		County
Claim Name	NMC #	Book/Page	Document #
Joe PP 56A	1104555		691029
Joe PP 58A	1104556		691030

B.	The following fourteen (14) unpatented lode mining claims owned by Nevada Sunrise LLC which are subject to lease held by Gold Standard Ventures (US) Inc.:

			County
Claim Name	Location Date	Recorded	Document No.	BLM No.
WMH 9	9/8/2001	12/5/2001	477034	NMC826307
WMH 10	9/8/2001	12/5/2001	477035	NMC826308
WMH 11	9/8/2001	12/5/2001	477036	NMC826309
WMH 12	9/8/2001	12/5/2001	477037	NMC826310
WMH 13	9/8/2001	12/5/2001	477038	NMC826311
WMH 14	9/8/2001	12/5/2001	477039	NMC826312
WMH 17	9/8/2001	12/5/2001	477042	NMC826315
WMH 19	9/8/2001	12/5/2001	477044	NMC826317
WMH 31	9/8/2001	12/5/2001	477046	NMC826319
WMH 32	9/8/2001	12/5/2001	477047	NMC826320
WMH 33	9/8/2001	12/5/2001	477048	NMC826321
WMH 34	9/8/2001	12/5/2001	477049	NMC826322
WMH 38	9/8/2001	12/5/2001	477053	NMC826326
WMH 40	9/8/2001	12/5/2001	477055	NMC826328

Effective Date: June 29, 2017	222

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

C.	The following eighty (80) unpatented lode mining claims owned by Gold Standard Ventures (US) Inc.:

		County
Claim Name	NMC #	Book/Page	Document #
WC 1	1117619		707289
WC 2	1117620		707290
WC 3	1117621		707291
WC 4	1117622		707292
WC 5	1117623		707293
WC 6	1117624		707294
WC 7	1117625		707295
WC 8	1117626		707296
WC 9	1117627		707297
WC 10	1117628		707298
WC 11	1117629		707299
WC 12	1117630		707300
WC 13	1117631		707301
WC 14	1117632		707302
WC 15	1117633		707303
WC 16	1117634		707304
WC 17	1117635		707305
WC 18	1117636		707306
WC 19	1117637		707307
WC 20	1117638		707308
WC 21	1117639		707309
WC 22	1117640		707310
WC 23	1117641		707311
WC 24	1117642		707312
WC 25	1117643		707313
WC 26	1117644		707314
WC 27	1117645		707315
WC 28	1117646		707316
WC 29	1117647		707317
WC 30	1117648		707318
WC 31	1117649		707319
WC 32	1117650		707320
WC 33	1117651		707321
WC 34	1117652		707322
WC 35	1117653		707323
WC 36	1117654		707324
WC 37	1117655		707325
WC 38	1117656		707326
WC 39	1117657		707327
WC 40	1117658		707328

Effective Date: June 29, 2017	223

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

WC 41	1117659	707329
WC 42	1117660	707330
WC 43	1117661	707331
WC 44	1117662	707332
WC 45	1117663	707333
WC 46	1117664	707334
WC 49	1117667	707337
WC 50	1117668	707338
WC 51	1117669	707339
WC 52	1117670	707340
WC 53	1117671	707341
WC 54	1117672	707342
WC 55	1117673	707343
WC 56	1117674	707344
WC 57	1117675	707345
WC 58	1117676	707346
WC 61	1117679	707349
WC 62	1117680	707350
WC 63	1117681	707351
WC 64	1117682	707352
WC 65	1117683	707353
WC 66	1117684	707354
WC 67	1117685	707355
WC 68	1117686	707356
WC 69	1117687	707357
WC 70	1117688	707358
WC 73	1117691	707361
WC 74	1117692	707362
WC 75	1117693	707363
WC 76	1117694	707364
WC 77	1117695	707365
WC 78	1117696	707366
WC 79	1117697	707367
WC 80	1117698	707368
WC 81	1117699	707369
WC 82	1117700	707370
WC 83	1117701	707371
WC 84	1117702	707372
WC 85	1117703	707373
WC 86	1117704	707374

Effective Date: June 29, 2017	224

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

D.	The following eighteen (18) unpatented lode claims owned by Gold Standard Ventures (US) Inc.:

	County		BLM
Claim Name	Book/Page	Document No.	NMC No.
TM 1		709568	1120097
TM 2		709569	1120098
TM 3		709570	1120099
TM 4		709571	1120100
TM 5		709572	1120101
TM 6		709573	1120102
TM 7		709574	1120103
TM 8		709575	1120104
TM 9		709576	1120105
TM 10		709577	1120106
TM 11		709578	1120107
TM 12		709579	1120108
TM 13		709580	1120109
TM 14		709581	1120110
TM 15		709582	1120111
TM 16		709583	1120112
TM 17		709584	1120113
TM 18		709585	1120114

E.	The following fifty-two (52) unpatented lode mining claims owned by Gold Standard Ventures (US) Inc.:

	BLM		County
Count	Serial No.	Claim Name	Doc No.	Township	Range	Section(s)
1	NMC1116606	PF 1	706340	31N	53E	14, 15, 22, 23
2	NMC1116607	PF 2	706341	31N	53E	14, 23
3	NMC1116608	PF 3	706342	31N	53E	14, 23
4	NMC1116609	PF 4	706343	31N	53E	14, 23
5	NMC1116610	PF 5	706344	31N	53E	14, 23
6	NMC1116611	PF 6	706345	31N	53E	14, 23
7	NMC1116612	PF 7	706346	31N	53E	14, 23
8	NMC1116613	PF 8	706347	31N	53E	14, 23
9	NMC1116614	PF 9	706348	31N	53E	13, 14, 23, 24
10	NMC1116615	PF 10	706349	31N	53E	14
11	NMC1116616	PF 11	706350	31N	53E	14
12	NMC1116617	PF 12	706351	31N	53E	14
13	NMC1116618	PF 13	706352	31N	53E	14
14	NMC1116619	PF 14	706353	31N	53E	14
15	NMC1116620	PF 15	706354	31N	53E	14
16	NMC1116621	PF 16	706355	31N	53E	13, 14

Effective Date: June 29, 2017	225

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

	BLM		County
Count	Serial No.	Claim Name	Doc No.	Township	Range	Section(s)
17	NMC1116622	PF 17	706356	31N	53E	13, 14
18	NMC1116623	PF 18	706357	31N	53E	13, 14
19	NMC1116624	PF 19	706358	31N	53E	13, 14
20	NMC1116625	PF 20	706359	31N	53E	14
21	NMC1116626	PF 21	706360	31N	53E	14
22	NMC1116627	PF 22	706361	31N	53E	11, 14
23	NMC1116628	PF 23	706362	31N	53E	14, 15
24	NMC1116629	PF 24	706363	31N	53E	14, 15
25	NMC1116630	PF 25	706364	31N	53E	14, 15
26	NMC1124620	PF 26	712260	31N	53E	22, 23, 26, 27
27	NMC1124621	PF 27	712261	31N	53E	23, 27
28	NMC1124622	PF 28	712262	31N	53E	26, 27
29	NMC1124623	PF 29	712263	31N	53E	26
30	NMC1124624	PF 30	712264	31N	53E	23, 26
31	NMC1124625	PF 31	712265	31N	53E	23, 26
32	NMC1124626	PF 32	712266	31N	53E	23, 26
33	NMC1124627	PF 33	712267	31N	53E	23, 24, 25, 26
34	NMC1124628	PF 34	712268	31N	53E	26, 27
35	NMC1124629	PF 35	712269	31N	53E	26
36	NMC1124630	PF 36	712270	31N	53E	26
37	NMC1124631	PF 37	712271	31N	53E	26
38	NMC1124632	PF 38	712272	31N	53E	26
39	NMC1124633	PF 39	712273	31N	53E	26
40	NMC1124634	PF 40	712274	31N	53E	26
41	NMC1124635	PF 41	712275	31N	53E	26
42	NMC1124636	PF 42	712276	31N	53E	25, 26
43	NMC1124637	PF 43	712277	31N	53E	26, 27
44	NMC1124638	PF 44	712278	31N	53E	26
45	NMC1124639	PF 45	712279	31N	53E	26
46	NMC1124640	PF 46	712280	31N	53E	26
47	NMC1124641	PF 47	712281	31N	53E	26
48	NMC1124642	PF 48	712282	31N	53E	26
49	NMC1124643	PF 49	712283	31N	53E	26
50	NMC1124644	PF 50	712284	31N	53E	26, 27, 34, 35
51	NMC1124645	PF 51	712285	31N	53E	26, 27, 34, 35
52	NMC1124646	PF 52	712286	31N	53E	26, 35

End Part 5:

GSV New Unpatented Lode Claims; 166 Total

Effective Date: June 29, 2017	226

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Appendix 3 - Additional Standard Reference Graphs

2016 Dark Star Drill Program QA/QC Figures

Effective Date: June 29, 2017	227

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Effective Date: June 29, 2017	228

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Effective Date: June 29, 2017	229

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Effective Date: June 29, 2017	230

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Effective Date: June 29, 2017	231

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Effective Date: June 29, 2017	232

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Effective Date: June 29, 2017	233

Technical Report and Mineral Resource Update Dark Star Project, Elko County, Nevada, USA

Effective Date: June 29, 2017	234